As filed with the Securities and Exchange Commission on April 22, 1998


                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                         _________________________

                                  FORM 10

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                   PURSUANT TO SECTION 12(b) or 12(g) OF
                    THE SECURITIES EXCHANGE ACT OF 1934
                         _________________________

                  SOVRAN ACQUISITION LIMITED PARTNERSHIP

          (Exact Name of Registrant As Specified in its Charter)
                         _________________________

          Delaware                           16-1481551
   (State or other jurisdiction of           (I.R.S. Employer
   incorporation or organization)            Identification No.)

     5166 Main Street
    Williamsville, New York                  14221
(Address of principal executive offices)     (Zip Code)

    Registrant's telephone number, including area code:  (716) 633-1850

                         _________________________

     Securities to be registered pursuant to Section 12(b) of the Act:

          Title of Each Class                Name of Each Exchange on which
          to be so Registered                Each Class is to be Registered
          Not Applicable                     Not Applicable

     Securities to be registered pursuant to Section 12(g) of the Act:

                   Units of Limited Partnership Interest
                             (Title of Class)

                             TABLE OF CONTENTS

                                                                   Page No.

ITEM 1.  BUSINESS

ITEM 2.  FINANCIAL INFORMATION

ITEM 3.  PROPERTIES

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

ITEM 6.  EXECUTIVE COMPENSATION

ITEM 7.  CERTAIN TRANSACTIONS

ITEM 8.  LEGAL PROCEEDINGS

ITEM 9.  MARKET PRICE AND DISTRIBUTIONS AND RELATED SECURITY
         HOLDER MATTERS

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

ITEM 1.  BUSINESS

General

     Sovran Acquisition Limited Partnership (the "Operating Partnership") is the entity through which Sovran Self Storage, Inc. (the "Company"), a self-administered and self-managed real estate investment trust ("REIT"), conducts substantially all of the Company's business and owns substantially all of the Company's assets. The Operating Partnership is one of the largest owners and operators of self-storage properties in the Eastern United States and Texas. In 1995, the Company was formed under Maryland law and the Operating Partnership was organized as a Delaware limited partnership to continue and to expand the self-storage operations of the Company's privately owned predecessor organizations. The term "Company Predecessors" as used herein refers to the Company's predecessor organizations prior to the Company's initial public offering in June, 1995 (the "Initial Offering") and the concurrent completion of the various transactions that occurred simultaneously therewith (the "Formation Transactions"). The term "Company" as used herein means Sovran Self Storage, Inc. and its subsidiaries on a consolidated basis (including the Operating Partnership) or, where the context so requires, Sovran Self Storage, Inc. only, and, as the context may require, the Company Predecessors. The term "Operating Partnership" as used herein means Sovran Acquisition Limited Partnership and, as the context may require, the Company Predecessors.

     The Company is currently an 96.53% economic owner of the Operating Partnership and controls it through Sovran Holdings, Inc. ("Holdings"), a wholly-owned subsidiary of the Company incorporated in Delaware and the sole general partner of the Operating Partnership. This structure is commonly referred to as an umbrella partnership REIT or "UPREIT". The Board of Directors of Holdings, the members of which are the same as the members of the Board of Directors of the Company, manages the affairs of the Operating Partnership by directing the affairs of Holdings. The Company's limited partner and indirect general partner interests in the Operating Partnership entitle it to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to its ownership interest therein and entitle the Company to vote on all matters requiring a vote of the limited partners.

     The other limited partners of the Operating Partnership are persons who contributed their direct or indirect interests in certain self-storage properties to the Operating Partnership. The Operating Partnership is obligated to redeem each unit of limited partnership ("Unit") at the request of the holder thereof for cash equal to the fair market value of a share of the Company's common stock, par value $.01 per share ("Common Shares"), at the time of such redemption, provided that the Company at its option may elect to acquire any such Unit presented for redemption for one Common Share or cash. With each such redemption or acquisition by the Company, the Company's percentage ownership interest in the Operating Partnership will increase. In addition, whenever the Company issues Common Shares, the Company is obligated to contribute any net proceeds therefrom to the Operating Partnership and the Operating Partnership is obligated to issue an equivalent number of Units to the Company.

     The Operating Partnership may issue additional Units to acquire additional self-storage properties in transactions that in certain circumstances defer some or all of the sellers' tax consequences. The Operating Partnership believes that many potential sellers of self-storage properties have a low tax basis in their properties and would be more willing to sell the properties in transactions that defer Federal income taxes. Offering Units instead of cash for properties may provide potential sellers partial Federal income tax deferral.

     As of April 20, 1998 the Operating Partnership owned and operated 177 self-storage properties (individually, a "Property" and collectively, the "Properties") consisting of approximately 9.7 million net rentable square feet, situated in 19 states, primarily the Eastern United States and Texas. As of December 31, 1997, the Properties had a weighted average occupancy of 85.1% and a weighted average annual rent per occupied square foot of $7.67. The Operating Partnership believes that it is one of the largest operators of self-storage properties in the United States based on facilities owned.

     The Operating Partnership seeks to increase cash flow and enhance investor value through aggressive management of the Properties and selective acquisitions of new self-storage properties. Aggressive property management entails increasing rents, increasing occupancy levels, strictly controlling costs, maximizing collections, strategically expanding and improving the Properties and, should economic conditions warrant, developing new properties. The Operating Partnership believes that there continues to be significant opportunities for growth through acquisitions, and constantly seeks to acquire self-storage properties located primarily in the Eastern United States that are susceptible to realization of increased economies of scale and enhanced performance through application of the Operating Partnership's management expertise.

     The Operating Partnership's principal executive offices are located at 5166 Main Street, Williamsville, New York 14221, and its telephone number is (716) 633-1850. The Operating Partnership also maintains a regional office in Atlanta, Georgia.

Industry Overview

     Self storage facilities offer inexpensive storage space to residential and commercial users. In addition to fully enclosed and secure storage space, some operators, including the Operating Partnership, also offer outside storage for automobiles, recreational vehicles and boats. The storage sites are usually fenced and well lighted with gates that are either manually operated or automated. Most facilities have a full time manager who resides in an apartment located on the property. Customers have access to their storage area during business hours and in certain circumstances are provided with 24 hour access. Individual storage units are secured by the customer's lock, which may be purchased from the Operating Partnership, but the customer has control of access to the unit.

     The Operating Partnership believes that the self-storage industry is characterized by a trend toward consolidation, continuing increase in demand, relatively slow growth in supply and a targeted market of primarily residential customers.

      According to published data, of the approximately 25,000 facilities in the United States, only 12% are managed by the ten largest operators. The remainder of the industry is characterized by numerous small, local operators. The shortage of skilled operators, the scarcity of financing available to small operators for acquisitions and expansions and the potential for savings through economies of scale are factors which are leading to a consolidation in the industry. The Operating Partnership believes that as a result of this trend, significant growth opportunities exist for operators with proven management systems and sufficient capital resources.

     The self-storage industry has also experienced relatively slow growth in supply in recent years due to the scarcity of financing available to small operators, restrictive zoning and other regulations and the substantial start up costs associated with the construction and lease-up of new facilities. Demand for self-storage service has increased significantly as indicated by an increase in industry-wide average rents and in industry average occupancy. It is expected to remain strong because it is slow to react to changing conditions and because of various other factors, including, population growth, increased mobility, expansion of condominium, townhouse and apartment living, and increasing consumer awareness, particularly by commercial users. Commercial customers tend to rent larger areas for longer terms, are more reliable payers and are less sensitive to price increases. The Operating Partnership estimates that commercial users account for approximately 30-35% of its total occupancy, which is substantially higher than the reported industry average of 23%.

Property Management

     The Operating Partnership believes that it has developed substantial expertise in managing self-storage facilities. Key elements of the Operating Partnership's management system include:


     - Recruiting, training and retaining capable, aggressive on-site Property Managers;

     - Motivating Property Managers by providing incentive-based compensation;

     - Developing and maintaining an integrated marketing plan for each Property;

     -    Minimizing maintenance costs; and

     - Linking all facilities to a central customized management information system.

     Each Property is generally managed by a full-time Property Manager and one or more assistant managers. The Property Manager typically resides on-site in an apartment furnished by the Operating Partnership. Each Property Manager is responsible for most operational decisions with respect to his or her Property, including rent charges and maintenance, subject to certain monetary limits. Assistant managers enable Property Managers to have sufficient time to perform marketing functions. Each Property Manager reports to an Area Manager who in turn reports to a Regional Vice President. The Operating Partnership currently employs four Regional Vice Presidents who primarily focus on marketing and overall supervision of the Area Managers. The Area Managers are responsible for overseeing site operations.

     Property Managers attend a thorough orientation program and undergo continuous training which emphasizes telephone skills, closing techniques, identification of selected marketing opportunities, networking with possible referral sources, and familiarization with the Operating Partnership's customized management information system. In addition to frequent contact with Area Managers and other Operating Partnership personnel, Property Managers receive periodic newsletters regarding a variety of operational issues, and from time to time attend "roundtable" seminars with other Property Managers.

     The Operating Partnership annually develops a written marketing plan for each of its Properties the content of which is highly dependent upon local conditions. The focus of each marketing plan is, in part, determined by occupancy rates. If all storage units of a same size at a Property are at or near 90% occupancy, then the plan will generally include increases in rental rates. If a Property has excess capacity, then the marketing plan will target selected markets such as local military bases, colleges, apartment and condominium complexes, industrial parks, medical centers, retail shopping malls and office suites. The Operating Partnership primarily uses telephone directories to advertise its services, including a map and when possible, listing Properties in the same marketplace in a single advertisement. The Operating Partnership also conducts quarterly surveys of its competitors' practices, which include "shopping" competing facilities.

     The Operating Partnership's customized computer system performs billing, collections and reservation functions for each Property, and also tracks information used in developing marketing plans regarding occupancy levels, and tenant demographics and histories. The system generates daily, weekly and monthly financial reports for each Property that are immediately transmitted to the Operating Partnership's principal office each night.
The system also requires a Property Manager to input a descriptive explanation for all debit and credit transactions, paid-to-date changes, and all other discretionary activities, which allows the accounting staff at the Operating Partnership's principal office to promptly review all such transactions. Late charges are automatically imposed. More sensitive activities such as rental rate changes and unit size or number changes are completed only by Area Managers. The Operating Partnership's customized management information system permits it to add new facilities to its portfolio with minimal additional overhead expense.

     The Operating Partnership's Regional Vice Presidents, Area Managers and Property Managers are compensated with a base salary and may, in addition, earn incentive compensation. The Operating Partnership annually establishes a target gross income and net operating income for each Property. As incentive compensation, Property Managers earn a percentage of all gross income in excess of the target level; and Regional Vice Presidents earn a percentage of the combined net operating incomes in excess of the targeted levels for all facilities reporting to them. The Area Managers may receive bonuses from the Regional Vice President they work under. This incentive compensation program is not subject to any caps or increment requirements. It is not unusual for any manager to earn in excess of 25% of the base salary as incentive compensation. The Operating Partnership believes that the structure of these programs causes its managers to exercise their operational autonomy in a manner to maximize income through increased rental rates.

Environmental and Other Regulations

     The Operating Partnership is subject to federal, state, and local environmental regulations that apply generally to the ownership of real property and the operation of self-storage facilities. The Operating Partnership has not received notice from any governmental authority or private party of any material environmental noncompliance, claim, or liability in connection with any of the Properties, and is not aware of any environmental condition with respect to any of the Properties that could have a material adverse effect on the Operating Partnership's financial condition or results of operations.

     The Properties are also generally subject to the same types of local regulations governing other real property, including zoning ordinances. The Operating Partnership believes that the Properties are in material compliance with all such regulations.

Insurance

     Each of the Properties is covered by fire, flood and property insurance, including comprehensive liability, all-risk property insurance, provided by reputable companies and with commercially reasonable terms. In addition, the Operating Partnership maintains a policy insuring against environmental liabilities resulting from tenant storage on terms customary for the industry, and title insurance insuring fee title to the Properties in an aggregate amount believed to be adequate.

Competition

     The primary factors upon which competition in the self-storage industry is based are location, rental rates, suitability of a property's design to prospective tenants' needs, and the manner in which the property is operated and marketed. The Operating Partnership believes it competes successfully on these bases. The extent of competition depends in significant part on local market conditions. The Operating Partnership seeks to locate its facilities so as not to cause its own Properties to compete with one another for customers, but the number of self-storage facilities in a particular area could have a material adverse effect on the performance of any of the Properties.

     Several of the Operating Partnership's competitors, including Public Storage Management, Inc., Shurgard Incorporated, U-Haul International, Storage Trust Realty and Storage USA, Inc., are larger and have substantially greater financial resources than the Operating Partnership. These larger operators may, among other possible advantages, be capable of greater leverage and the payment of higher prices for acquisitions.

Investment Policy

     While the Operating Partnership emphasizes equity real estate investments, it may, in its discretion, invest in mortgages and other real estate interests related to self-storage properties consistent with the Company's qualification as a REIT. The Operating Partnership may also retain a purchase money mortgage for a portion of the sale price in connection with the disposition of properties from time to time. Also, while the Operating Partnership does not have any current intention of acquiring any interests other than direct ownership in self-storage facilities, subject to the percentage of ownership limitations and gross income tests necessary for the Company's REIT qualification, the Operating Partnership also may invest in securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

Disposition Policy

     Management periodically reviews the assets comprising the Operating Partnership's portfolio. The Operating Partnership has no current intention to dispose of any of the Properties, although it reserves the right to do so. Any disposition decision will be based on a variety of factors, including, but not limited to, the (i) potential to continue to increase cash flow and value, (ii) sale price, (iii) strategic fit with the rest of the Operating Partnership's portfolio, (iv) potential for, or existence of, environmental or regulatory issues, (v) alternative uses of capital, and (vi) maintaining the Company's qualification as a REIT.

Employees

     The Operating Partnership currently employs a total of 487 employees, including 176 Property Managers, 8 Area Managers, 4 Regional Vice Presidents and 259 part time employees. At the Operating Partnership's headquarters, in addition to the Company's 3 senior executive officers, the Operating Partnership employs 37 people engaged in various support activities such as accounting and management information systems. None of the Operating Partnership's employees is covered by a collective bargaining agreement. The Operating Partnership considers its employee relations to be excellent.

ITEM 2.  FINANCIAL INFORMATION

Selected Financial and Operating Information

     The following table sets forth selected financial and operating information on a historical and pro forma basis for the Operating Partnership and on a combined historical basis for the Company Predecessors as applicable. The following information should be read in conjunction with all of the financial statements and notes thereto included elsewhere herein. The operating information of the Operating Partnership for the years ended December 31, 1997, and 1996 and for the period from June 26, 1995 to December 31, 1995 have been derived from the financial statements audited by Ernst & Young LLP, independent auditors, whose report with respect thereto is included elsewhere herein. The combined operating information for the period ended June 25, 1995 and the years ended
December 31, 1994 and 1993 has been derived from audited combined financial statements of the Company Predecessors not included in such report.

     The unaudited selected pro forma operating and other data is presented as if (i) the acquisition of 44 Properties in 1997 and 22 Properties in 1998 had occurred as of the beginning of 1997, and (ii) the proceeds of the Company's April 1997 common stock offering were received at the beginning of 1997. The pro forma balance sheet data was prepared as if the 22 Properties acquired in 1998 had all been acquired at December 31, 1997.
The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of the Operating Partnership would have been as of the date or for the period indicated, nor does it purport to represent the Operating Partnership's future financial position and results of operations.

                                                      SELECTED FINANCIAL DATA
                                       Operating  Partnership                                      Predecessor

                                            At or for   At or for   For Period     For Period
                             Unaudited      Year        Year        from           from         At or for Year Ended
                             Pro Forma      Ended       Ended       6/26/95 to     1/1/95 to        December 31,
(Dollars in thousands,       12/31/97(c)    12/31/97    12/31/96    12/31/95       6/25/95      1994         1993
except per Unit data)

Operating Data:
Operating revenues           $ 62,999        $49,354     $33,597     $12,942       $ 9,532      $18,530      $13,660
Earnings (losses)              25,306         23,763      15,682       6,744           311        1,836         (825)
Net income per Unit-
  basic                          1.98           1.97        1.88        0.91             -            -            -
Net income per Unit-
  diluted                        1.97           1.96        1.87        0.91             -            -            -
Distributions declared
  per Unit                       2.12           2.12        2.05        1.04             -            -            -

Balance Sheet Data:
 Storage facilities before
  accumulated depreciation   $402,896       $333,036    $220,711   $ 159,461      $114,008      $91,889      $83,727
Total Assets                  396,996        327,073     235,415     160,437        84,527       82,733       78,918
Total Debt                    105,717         39,559           -       5,000        69,102       66,340       61,550
Total Liabilities             116,906         50,319       8,131      10,697        71,311       69,014       64,096

Limited partners' capital
 interest                      14,454         14,454       4,435           -             -            -            -
Partners' capital             265,636        262,300     222,849     149,740        13,216       13,719       14,822

Other Data:
Net cash provided by
  operating activities        $34,952        $31,159     $20,152      $7,188        $2,003       $5,428       $1,470
Net cash used in
  investing activities       (164,923)       (98,765)    (59,146)   (157,965)       (3,340)      (6,609)     (15,217)
Net cash provided by
  financing activities        115,850         53,486      54,949     151,509           507        1,030       14,283
Funds from operations(b)       34,076         30,281      19,842       9,904             -            -            -

Number of facilities              177            155         111          82            74           60           54
Weighted average occupancy      85.1%          85.1%       86.0%       86.1%         86.6%        88.7%        86.7%

(a)  The Operating Partnership began operations on June 26, 1995, and had no historical results of operations before that date.
Results of operations prior to June 26, 1995 relate to Sovran Capital, Inc. and the Sovran Partnerships (Company Predecessors).

(b) Funds from operations ("FFO") means income (loss) (computed in accordance with GAAP) plus depreciation of real estate assets and amortization of intangible assets exclusive of deferred financing costs.  FFO is a supplemental performance measure for REITs as defined by the National Association of Real Estate Investment Trusts, Inc. FFO is presented because analysts consider FFO to be one measure of the performance of the Operating Partnership.  FFO does not take into consideration scheduled principal payments on debt, capital improvements and other obligations. Accordingly, FFO is not a substitute for the Operating Partnership's cash flow or net income as a measure of the Operating Partnership liquidity or operating performance or ability to pay distributions.

(c) See pro forma financial information included elsewhere herein.






Management Discussion and Analysis for Financial Conditions and Results of Operations

    The following discussion and analysis of the financial condition and results of operations should be read in conjunction with the financial statements and notes thereto included elsewhere in this report.

    The following discussion is based on the financial statements of the Operating Partnership as of December 31, 1997, December 31, 1996, December 31, 1995, and for the period from June 26, 1995 (commencement of operations) to December 31, 1995; and the combined statements of the Company Predecessors for the period from January 1, 1995 to June 25, 1995. The combined financial statements of the Company Predecessors are presented for comparative purposes.

    When used in this discussion and elsewhere in this document, the words "intends," "believes," "anticipates," and similar expressions are intended to identify "forward-looking statements" within the meaning of that term in
Section 27A of the Securities Exchange Act of 1933, as amended, and in
Section 21F of Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Operating Partnership to be materially different from those expressed or implied by such forward-looking statements. Such factors include the effect of competition from new self-storage facilities, which would cause rents and occupancy rates to decline; the Operating Partnership's ability to evaluate, finance and integrate acquired businesses into the existing business and operations; the Operating Partnership's ability to effectively compete in the industries in which it does business; and tax law changes which may change the taxability of future income.

Results of Operations

Year Ended December 31, 1997 compared to Year Ended December 31, 1996

    Rental revenues improved from $32.9 million for the year ended
December 31, 1996 to $48.6 million for the year ended December 31, 1997, an increase of $15.7 million, or 48%. Of this, $10.4 million resulted from the acquisition of forty-four properties during 1997, $4.3 million resulted from having the 1996 acquisitions included for a full year of operations, and $1 million resulted from increased revenues at the eighty-two core properties considered in same store sales. For this core group, revenues increased 3.5%, primarily as the result of rental rate increases, as average occupancy was unchanged from 1996's level of 87.8%. Interest and other income increased just slightly to $0.8 million in 1997.

    Property operating and real estate tax expense increased $4.5 million or 49% during the period. Of this, $3.1 million was incurred by the facilities acquired in 1997, $1.3 million resulted from the having the 1996 acquisitions included for a full year of operations, and $0.1 million additional cost was incurred in the operation of the eighty-two core properties.

    General and administrative expenses increased $0.5 million, primarily as a result of increased supervisory and accounting costs associated with the operation of an increased number of properties.

    Interest expense of $2.2 million in 1997 resulted primarily from borrowings on the Operating Partnership's line of credit facility (a mortgage loan assumed in an acquisition transaction required interest payments of $0.2 million). The Operating Partnership had borrowings outstanding of $42 million before paying off the balance with the proceeds of a Company common stock offering in April 1997. The credit facility was then utilized throughout the balance of the year to fund further acquisitions, so that by the end of the year, the amount outstanding on the line was $36 million.

    Depreciation and amortization expense increased to $7 million from $4.6 million, primarily as a result of the additional depreciation taken on the $112 million of real estate assets acquired in 1997 and a full year of depreciation on 1996 acquisitions.

    Earnings before interest, and depreciation and amortization increased $10.7 million or 48%, in 1997 as a result of the aforementioned items.

Year Ended December 31, 1996 compared to Year Ended December 31, 1995

     Rental revenues improved from $21.8 million for the year ended December 31, 1995 to $32.9 million for the year ended December 31, 1996, an increase of $11.1 million, or 51%. Of this, $5.1 million resulted from the acquisition of twenty-nine properties during 1996, $ 4.9 million resulted from having 1995 acquisitions included for a full year of operations, and $1.1 million resulted from increased occupancy levels and rental rates. Interest and other income remained unchanged at approximately $0.7 million.

     Property operating and real estate tax expense increased $3 million or 48% during the period. Of this, $1.5 million was incurred by the facilities acquired in 1996, $1.4 million resulted from having the 1995 acquisitions included for a full year of operations, and $0.1 million of additional cost was incurred in the operation of the sixty facilities owned by the Operating Partnership since January 1, 1995.

     General and administrative expenses decreased $0.3 million, primarily as a result of non-recurring legal, accounting and other professional fees associated with the winding up of partnership activities and the merger and formation transactions.

     Interest expenses of $1.9 million in 1996 resulted exclusively from borrowings on the Operating Partnership's line of credit facility. The Operating Partnership had borrowings outstanding of $59.3 million before paying off the balance with the proceeds of a Company common stock offering in October 1996. Interest expense in 1995 was $3.4 million, or $1.5 million higher than in 1996. This was primarily due to the fact that until the Initial Offering in June 1995, the Predecessors had incurred substantial mortgage debt as a means to finance its acquisitions, and paid approximately $3.3 million to carry that debt through June 1995. Upon completion of the Initial Offering, this mortgage debt was paid in full, and there was only a line of credit borrowing of $5 million outstanding at the end of 1995.

     Depreciation and amortization expense increased to $4.6 million from $3.3 million, primarily as a result of the additional depreciation taken on the $60 million or real estate assets acquired in 1996.

     Earnings before interest, and depreciation and amortization increased $8.4 million or 61% in 1996 as a result of the aforementioned items.

Pro Forma Year Ended December 31, 1997 compared to Pro Forma Year Ended December 31, 1996

     The following unaudited pro forma information shows the results of operations as though the acquisitions of storage facilities in 1997 and 1996, and the common stock offerings in 1997 and 1996 had all occurred as of the beginning of 1996.

                                             Year Ended December 31,
(Dollars in thousands)                       1997           1996


Revenues:
     Rental income                      $   53,264          $   50,663
     Interest and other income                 821                 792


Total revenues                              54,085              51,455

Expenses:
     Property operations and maintenance    10,728               9,918
     Real estate taxes                       4,352               3,688
     General and administrative              2,800               2,660
     Interest                                3,167               3,167
     Depreciation and amortization           7,742               7,742


Total expenses                              28,789              27,175


Net income                              $   25,296          $   24,280


     Rental revenue of $53.3 million in 1997 was increased by 5.1% over 1996's revenues of $50.7 million, primarily as a result of rate increases at the 73 properties acquired in 1997 and 1996, and a 4% increase in average occupancy of the new properties.

     Operating expenses and real estate taxes in 1997 were $15.1 million, as compared to $13.6 million in 1996, an increase of 11%. While cost efficiencies were enjoyed regarding insurance and yellow-page advertising, these savings were offset by the Operating Partnership's paying higher wages to attract professional managers, and start-up costs relating to the acquisition of the 73 properties. Despite the increase in expenses, operating margins improved from 71.7% to 72.0% in 1997.

     General and administrative costs were determined by the Operating Partnership's historical costs incurred in the management of 155 properties, and operating as a publicly owned REIT.

     Interest expense in both years was determined by applying the year-end rate and the applicable non-usage fee associated with the Operating Partnership's $75 million credit facility.

     Such unaudited pro forma information is based upon the historical statements of operations of the Operating Partnership. It should be read in conjunction with the financial statements of the Operating Partnership and the predecessors and notes thereto. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made. This unaudited pro forma statement does not purport to represent what the actual results of operations of the Operating Partnership would have been assuming such transactions had been completed as set forth above, nor does it purport to represent the results of operations for future periods.

Liquidity and Capital Resources
Capital Resources and Establishment of Line of Credit

     The Company the Operating Partnership have relied principally on equity capital since inception and have raised net proceeds of $269 million from the Initial Offering on June 25, 1995, and additional offerings of Company Common Stock in 1996 and 1997. The Operating Partnership used the proceeds of the offerings to repay indebtedness, to purchase additional properties, and to acquire limited partners' interest in the Sovran Partnerships.

     The equity offerings have been supplemented with borrowings on the $75 million line of credit which was replaced on February 20, 1998, by a three-year, $150 million unsecured line. The commitment fee on the new line was $750,000, and interest is payable monthly at 137.5 basis points above LIBOR, with a provision for reduction should the Operating Partnership attain an investment-grade rating. This will reduce the borrowing costs from what it would have been under the old agreement.

     In addition to the equity and debt capital, the Operating Partnership issued $3.6 million and $9.2 million of Units in 1996 and 1997, respectively, in exchange for self storage facilities at the request of sellers.

     As a result of its limited use of debt and the replacement of the secured credit facility with the unsecured line of credit, the Operating Partnership believes it has achieved a level of market capitalization and critical mass to enable it to access the senior debt markets to fund 1998 growth.

Acquisition of Properties

     Since the Initial Offering, the Operating Partnership used the balance of the proceeds from the underwriter's over-allotment option, the follow-on public offerings, issuance of Units and borrowings pursuant to the line of credit to acquire properties from unaffiliated storage operators in Virginia, Florida, Georgia, New York, Pennsylvania, Texas, Alabama, Maryland, Massachusetts, Michigan, Ohio and Louisiana. In 1995, following the Initial Offering, the Operating Partnership added 8 facilities and 550,000 square feet of storage space to its portfolio. In 1996, twenty-nine facilities comprising 1,490,000 square feet, and in 1997, forty-four facilities totaling 2.5 million square feet were acquired. Through
April 20, 1998, an additional 22 Properties totaling 1.4 million square feet were acquired bringing the total Properties owned to 177 with 9.7 million square feet of net rentable storage space.

Internal Property Acquisition Costs

     As a result of a recent consensus reached by the Financial Accounting Standards Board Emerging Issues Task Force, the Operating Partnership will no longer capitalize internal costs related to the acquisition of operating properties. The amount of such costs capitalized in 1997 and 1996 were $728,000 and $755,000, respectively.

Future Acquisition and Development Plans

     The Operating Partnership's external growth strategy is to increase the number of facilities it owns by acquiring suitable facilities in markets in which it already has operations, or to expand in new markets by acquiring several facilities at once in those new markets.

     Since the Initial Offering, the Operating Partnership has increased its presence in the Boston, Washington, Cleveland, Atlanta, Norfolk, Charlotte, Greensboro, Orlando, Jacksonville, Pensacola, Orlando and
Ft. Lauderdale/Palm Beach markets. Properties acquired in these cities were added to improve the Operating Partnership's presence and enhance visibility of its operations. Economies of scale are enjoyed via this strategy, as yellow-page costs, maintenance expenses and relief payroll costs can be shared among numerous facilities.

     The Operating Partnership has also entered new markets with great impact. Sixteen Properties were acquired in Texas, giving the Operating Partnership a strong presence in San Antonio, Dallas and Houston. Six Properties were acquired in Tampa, five in Northern Michigan, four each in Ft. Myers and St. Petersburg, three each in Birmingham and Montgomery, and two each in Newport News, Pittsburgh, Baton Rouge, Syracuse and Jackson.

     The Operating Partnership will continue to aggressively pursue the acquisition of quality self-storage properties in markets where it already operates, and in strategic new markets where a substantial property base can be quickly established.

     The Operating Partnership also intends to expand and enhance certain of its existing facilities by building additional storage buildings on presently vacant land and by installing climate control and enhanced security systems at selected sites.

Distribution Requirements of the Company and Impact on the Operating
Partnership

     As a REIT, the Company is not required to pay Federal income tax on income that it distributes to its shareholders, provided that the amount distributed is equal to at least 95% of taxable income. These distributions must be made in the year to which they relate, or in the following year if declared before the Company files its Federal income tax return, and if it is paid before the first regular distribution of the following year. The first distribution of 1998 may be applied toward the Company's 1997 distribution requirement. The Company's source of funds for such distributions are solely and directly from the Operating Partnership.

     As a REIT, the Company must derive at least 95% of its total gross income from income related to real property, and from dividends, interest and gain from the sale or disposition of stock or securities. In 1997, the Company's percentage of revenue from such sources exceeded 97%, thereby passing the 95% test, and no special measures are expected to be required to enable the Company to maintain its REIT designation.

Inflation

     The Operating Partnership does not believe that inflation has had or will have a direct effect on its operations. Substantially all of the leases at the facilities allow for monthly rent increases, which provide the Operating Partnership with the opportunity to achieve increases in rental income as each lease matures.

Seasonality

     The Operating Partnership's revenues typically have been higher in the third and fourth quarter, primarily because the Operating Partnership increases its rental rates on most of its storage units at the beginning of May and, to a lesser extent, because self-storage facilities tend to experience greater occupancy during the late spring, summer and early fall months due to the greater incidence of residential moves during these periods. However, the Operating Partnership believes that its tenant mix, diverse geographic locations, rental structure and expense structure provide adequate protection against undue fluctuations in cash flows and net revenues during off-peak seasons. Thus, the Operating Partnership does not expect seasonality to affect materially distributions to unitholders.

Impact of Year 2000

     Based on a preliminary assessment and limited testing, the Operating Partnership believes it has made all changes to its software so that its computer system will function properly with respect to dates in the year 2000 and thereafter. The Operating Partnership presently believes that with these modifications, the Year 2000 issue will not pose significant operational problems for its computer systems.

     The Operating Partnership has initiated formal communications with third parties to determine the extent to which the Operating Partnership's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 issues.

     The Operating Partnership anticipates completing the Year 2000 project in 1998, which is prior to any expected impact on its operating system.
The Operating Partnership's total Year 2000 project costs, which are expected to be immaterial, and the anticipated time frame, are based on presently available information. These estimates were derived utilizing numerous assumptions of future events, including the availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that the estimated time of completion will be achieved and actual results could differ materially from those anticipated.

ITEM 3.  PROPERTIES

Overview

     At April 20, 1998, the Operating Partnership owned 100% fee simple interests in, and operated, a total of 177 Properties, consisting of approximately 9.7 million net rentable square feet, situated in nineteen states primarily in the Eastern United States and Texas. As of December 31, 1997, the Properties had a weighted average occupancy of 85.1% and a weighted average annual rent per square foot of $7.67. The Operating Partnership believes that it is one of the largest operators of self-storage properties in the United States based on facilities owned.

     The Operating Partnership's self-storage facilities offer inexpensive, easily-accessible, enclosed storage space to residential and commercial users on a month-to-month basis. Most of the Operating Partnership's Properties are fenced with computerized gates and are well lighted. All but twenty-two of the Properties are single-story, thereby providing customers with the convenience of direct vehicle access to their storage units. All Properties have a Property Manager on-site during business hours and, in most cases, the Property Manager resides in an apartment at the facility. Customers have access to their storage areas during business hours, and some commercial customers are provided 24-hour access. Individual storage units are secured by a lock furnished by the customer to provide the customer with control of access to the unit.

     Currently, 141 of the Properties conduct business under the user-friendly trade name "Uncle BoB's Self-Storage" and the remainder are operated under various names acquired with the Properties. The Operating Partnership intends to convert all of the Properties to the "Uncle BoB's" trade name.

The table below provides certain information regarding the Properties:

                                          Uncle
                                          BoB's   Occupancy
                         Year             Trade       at                                     Mgr.
Location                 Built  Sq. Ft.   Name     12/31/97  Acres  Units  Bldgs.  Floors    Apt.  Construction
_______________________________________________________________________________________________________________________________
  Alabama
Birmingham I             1990   37,075    Y       80%        2.7     297    9      1         Y    Masonry/Steel Roof
Birmingham II            1990   52,155    Y       92%        4.7     414    8      1         Y    Masonry/Steel Roof
Montgomery I             1982   75,000    Y       81%        5.0     625   16      1         Y    Masonry/Steel Roof
Birmingham III           1970   72,050    Y       80%        4.3     409    6      1         N    Masonry/Steel Roof
Montgomery II            1984   42,100    Y       93%        2.7     300   10      1         N    Masonry/Steel Roof
Montgomery III           1988   41,550    Y       92%        2.4     392    9      1         Y    Steel Bldg./Steel Roof
Birmingham-Walt          1984   62,776    N       N/A        3.3     397    6      1         Y    Masonry Wall/Metal Roof

  Connecticut
New Haven                1985   36,000    Y       96%        3.9     340    5      1         N    Masonry Wall/Steel Roof
Hartford-Metro I         1988   47,650    Y       96%       10.0     339   10      1         N    Steel Bldg./Steel Roof
Hartford-Metro II        1992   40,275    Y       95%        6.0     313    7      1         N    Steel Bldg./Steel Roof

  Florida
Lakeland I               1985   45,725    Y       94%        3.5     444   11      1         Y    Masonry Wall/Steel Roof
Tallahassee I            1973  149,600    Y       82%       18.7     730   21      1         Y    Masonry Wall/Tar & Gravel Roof
Tallahassee II           1975   43,600    Y       98%        4.0     236    7      1         Y    Masonry Wall/Tar & Gravel Roof
Port St. Lucie           1985   60,000    Y       77%        4.0     599   12      1         N    Steel Bldg./Steel Roof
Deltona                  1984   60,000    Y       84%        5.0     452    5      1         Y    Masonry Wall/Shingle Roof
Jacksonville I           1985   40,000    Y       93%        2.7     296   14      1         Y    Masonry Wall/Tar & Gravel Roof
Orlando I                1988   53,875    Y       90%        2.8     603    3      2         Y    Steel Bldg./Steel Roof
Ft. Lauderdale           1985  103,000    Y       91%        7.6     646    7      1         Y    Steel Bldg./Steel Roof
West Palm l              1985   49,000    Y       84%        3.2     412    6      1         N    Steel Bldg./Steel Roof
Melbourne I              1986   61,787    Y       95%        8.3     605   11      1         Y    Masonry Wall/Shingled Roof
Pensacola I              1983  105,127    Y       80%        7.5     976   13      1         Y    Steel Bldg./Steel Roof
Pensacola II             1986   57,355    Y       88%        3.4     509    9      1         Y    Steel Bldg./Steel Roof
Melbourne II             1986   55,755    Y       93%        3.4     657   11      1         N    Steel Bldg./Steel Roof
Jacksonville II          1987   53,225    Y      100%        4.4     465   11      1         Y    Masonry/Steel Roof
Pensacola III            1986   63,250    Y       81%        6.1     510   12      1         N    Steel Bldg./Steel Roof
Pensacola IV             1990   39,825    Y       91%        2.7     280    9      1         Y    Masonry/Steel Roof
Pensacola V              1990   38,850    Y       66%        2.6     324    4      1         Y    Masonry/Steel Roof


Tampa I                  1989   60,202    Y       93%        3.3     889    6      1         N    Masonry/Steel Roof
Tampa II                 1985   55,911    Y       86%        2.9     794   10      1         N    Masonry/Steel Roof
Tampa III                1988   45,507    Y       91%        2.2     689   14      1         N    Masonry/Steel Roof
Orlando II               1986  135,000    Y       74%        8.5   1,359   20      1         Y    Masonry Wall/Steel Roof
Ft. Myers I              1988   28,068    Y       78%        1.1     272    6      2         Y    Steel Bldg./Steel Roof
Ft. Myers II           1991/94  41,728    Y       81%        3.2     602    6      1         Y    Masonry/Steel Roof
Tampa IV                 1985   60,675    Y       77%        4.0     633   10      1         Y    Masonry/Steel Roof
West Palm II             1986   33,120    Y       89%        2.3     395    9      1         Y    Masonry/Steel Roof
Ft. Myers III            1986   35,435    Y       84%        2.4     261    9      1         Y    Masonry/Steel Roof
Lakeland II              1988   41,860    Y       96%        4.0     446    9      1         N    Masonry Wall/Steel Roof
Ft. Myers IV             1987   60,000    Y       94%        4.5     289    4      1         Y    Masonry/Steel Roof
Jacksonville III         1987  102,500    Y       78%        5.9     786   13      1         Y    Masonry Wall/Shingle Roof
Jacksonville IV          1985   43,865    Y       83%        2.7     527    7      1         Y    Steel Bldg./Steel Roof
Jacksonville V         1987/92  55,400    Y       97%        2.9     514   13      2         Y    Steel Bldg./Masonry Wall/Steel
                                                                                                    Roof
Orlando III              1975   60,000    Y       89%        3.2     487    8      2         N    Masonry Wall/Steel Roof
Orlando IV               1984   37,372    N       90%        2.8     341    6      1         Y    Steel Bldg/Steel Roof
Delray I-Mini            1969   50,395    Y       99%        3.5     495    3      1         Y    Masonry Wall/Concrete Roof
Delray II-Safeway        1980   71,218    Y       94%        4.3     774   17      1         Y    Masonry Wall/Concrete Roof
Tampa-E. Hillsborough    1985   84,740    N       N/A        5.3     733   16      1         Y    Masonry Wall/Metal Roof
Titusville             1986/90  54,390    N       N/A        6.0     417    9      1         Y    Metal Wall/Shingle Roof

  Georgia
Savannah                 1981   58,781    Y       82%        5.4     527   11      1         Y    Masonry Wall/Steel Roof
Atlanta-Metro I          1988   69,075    Y       81%        3.9     539    5      1         Y    Steel Bldg./Steel Roof
Atlanta-Metro II         1988   45,100    Y       82%        3.9     375    6      1         Y    Steel Bldg./Steel Roof
Atlanta-Metro III        1988   55,475    Y       84%        5.3     483    9      1         Y    Steel Bldg./Steel Roof
Atlanta-Metro IV         1989   41,724    Y       92%        3.5     304    7      1         Y    Steel Bldg./Steel Roof
Atlanta-Metro V          1988   38,082    Y       84%        4.2     372    3      1         Y    Masonry Wall/Tar & Gravel Roof
Atlanta-Metro VI         1986   51,375    Y       79%        3.6     458    7      1         Y    Steel Bldg./Steel Roof
Atlanta-Metro VII        1981   43,400    Y       77%        2.5     324    9      2         Y    Masonry Wall/Tar & Gravel Roof
Atlanta-Metro VIII       1975   41,400    Y       85%        3.3     452    6      2         Y    Masonry Wall/Tar & Gravel Roof
Augusta I                1988   52,300    Y       85%        4.0     407   13      1         Y    Steel Bldg./Steel Roof
Macon I                  1989   40,700    Y       92%        3.2     356   14      1         Y    Steel Bldg./Steel Roof
Augusta II               1987   45,700    Y       87%        3.5     377    4      1         Y    Masonry Wall/Steel Roof
Atlanta-Metro IX         1988   56,725    Y       81%        4.6     409    6      1         Y    Steel Bldg./Steel Roof
Atlanta-Metro X          1988   45,425    Y       88%        6.8     391    9      1         N    Steel Bldg./Steel Roof
Macon II               1989/94  58,750    Y       88%       14.0     535   11      1         Y    Steel Bldg./Steel Roof
Savannah II              1988   50,975    N       75%        2.6     484    8      1         Y    Masonry  Wall/Steel Roof
Atlanta-Alpharetta       1994   80,265    N       76%        5.8     555    8      1&2       Y    Steel Bldg./Steel Roof
Atlanta-Marietta         1996   59,450    N       95%        6.0     451    8      1&2       Y    Steel Bldg./Steel Roof
Atlanta-Doraville        1995   67,275    N       90%        4.9     632    8      1&2       Y    St&Masonry Bldg/Steel Roof
Ft. Oglethorpe           1989   45,290    N       N/A        3.3     397    6      1         Y    Masonry Wall/Metal Roof


  Louisiana
Baton Rouge-1            1982   72,100    N       97%        2.5     419   12      1         Y    Masonry Wall/Metal Roof
Baton Rouge-2            1985   44,735    N       98%        2.8     443    9      1         N    Masonry Wall/Steel Roof

  Maryland
Salisbury                1979   34,350    Y       70%        3.0     418   10      1         N    Masonry Wall/Tar & Gravel Roof
Baltimore I              1984   22,233    Y       85%        1.9     347    2      3         N    Masonry Wall/Shingled Roof
Baltimore II             1988   63,915    Y       93%        2.2     526    2      4         Y    Masonry Wall/Tar & Gravel Roof
Baltimore III            1990   53,171    Y       80%        3.1     686    8      1         Y    Steel Bldg./Steel Roof

  Massachusetts
New Bedford              1982   41,980    Y       90%        3.4     408    7      1         Y    Steel Bldg./Steel Roof
Springfield              1986   41,339    Y       80%        4.7     337    5      1         N    Masonry Wall/Shingle Roof
Boston-Metro I           1980   37,575    Y       92%        2.0     403    3      2         N    Masonry Wall/Tar & Gravel Roof
Boston-Metro II          1986   36,900    Y       97%        3.6     428    8      2         N    Masonry Wall/Tar & Gravel Roof
Northbridge              1988   39,175    N       N/A        3.5     283   10      1         N    Metal Wall/Metal Roof
Salem                    1979   53,400    N       N/A        2.0     496    2      2         Y    Steel Wall/Metal Roof

  Michigan
Grand Rapids             1976   57,900    N       85%        5.4     526    9      1         Y    Masonry Wall/Steel Roof
Grand Rapids II          1983   32,300    N       83%        8.0     296    6      1         N    Masonry & Steel Walls
Kalamazoo                1978   58,214    Y       78%       11.6     607   14      1         Y    Steel Bldg/Steel & Shingle Roof
Lansing                  1987   43,943    Y       87%        3.8     426    9      1         Y    Steel Bldg/Steel Roof
Holland                  1978   95,088    Y       76%       13.6     676   18      1         Y    Masonry Wall/Steel Roof

  Mississippi
Jackson I                1990   41,900    Y       92%        2.0     344    6      1         Y    Masonry/Steel Roof
Jackson II               1990   38,775    Y       86%        2.1     308    9      1         Y    Masonry/Steel Roof

  North Carolina
Charlotte                1986   37,051    Y       86%        2.9     337    6      1         Y    Steel Bldg./Steel Roof
Fayetteville             1980   92,800    Y       66%        6.2   1,601    2      1         Y    Steel Bldg./Steel Roof
Greensboro               1986   42,900    Y       66%        3.4     415    5      1         Y    Steel Bldg./Mas. Wall/Steel Roof
Raleigh I                1985   57,750    Y       84%        5.0     569    8      2         Y    Steel Bldg./Steel Roof
Raleigh II               1985   33,150    Y       77%        2.5     329    8      1         Y    Steel Bldg./Steel Roof
Charlotte II             1995   48,750    Y       58%        5.6     494    7      1         Y    Masonry Wall/Steel Roof
Charlotte III            1995   31,200    Y       73%        2.9     346    6      1         Y    Masonry Wall/Steel Roof
Greensboro I             1995   32,198    N       83%        1.0     312    7      1         N    Metal Wall/Metal Roof
Greensboro II            1997    9,755    N       74%        2.5      92    2      1         N    Metal Wall/Metal Roof

  New Hampshire
Salem-Policy             1980   62,075    N       N/A        8.7     546    9      1         Y    Masonry Wall/Gravel/Metal Roof
Greensboro-High Point    1993   58,035    N       N/A        2.5     538    9      1         N    Steel Wall/Metal Roof

Dorham-Cornwallis      1990/96  79,260    N       N/A        4.7     666    9      1         Y    Masonry Wall/Metal Roof
Dorham-Hillsborough    1988/91  67,941    N       N/A        5.0     624    5      1         Y    Metal Wall/Metal Roof

  New York
Middletown               1988   30,000    Y       95%        2.8     281    4      1         N    Steel Bldg./Steel Roof
Buffalo I                1981   61,200    Y       93%        5.1     507   10      1         Y    Steel Bldg./Steel Roof
Rochester I              1981   43,000    Y       82%        2.9     407    5      1         Y    Steel Bldg./Steel Roof
Rochester II             1980   39,000    Y       88%        3.5     250    9      1         N    Masonry Wall/Shingle Roof
Buffalo II               1984   53,525    Y       96%        6.2     430   12      1         Y    Steel Bldg./Steel Roof
Syracuse l               1987   70,200    Y       83%        7.5     767   16      1         N    Steel Bldg./Steel Roof
Syracuse II              1983   54,590    Y       78%        3.6     422   10      1         Y    Steel Bldg./Shingled Roof
Rochester III            1990   51,826    Y       92%        2.7     421    1      1         N    Masonry Wall/Shingle Roof
Harriman               1989/95  66,230    N       N/A        6.1     649   10      1         Y    Metal Wall/Metal Roof

  Ohio
Youngstown               1980   48,825    Y       94%        5.8     380    5      1         Y    Steel Bldg./Steel Roof
Cleveland- I             1980   48,250    Y       73%        6.4     359    9      1         Y    Steel Bldg./Steel Roof
Cleveland II             1987   60,500    Y       86%        4.8     453    4      1         Y    Steel Bldg./Steel Roof
Cincinnati               1988   48,830    Y       94%        2.8     496    7      1         Y    Masonry Wall/Steel Roof
Dayton                   1988   61,875    Y       87%        3.6     615    8      1         Y    Masonry Wall/Steel Roof
Youngstown II            1988   55,525    N       69%        3.9     497    7      1         N    Masonry Wall/Steel Roof
Akron                    1990   37,720    Y       90%        3.4     296   12      1         Y    Masonry Wall/Steel Roof
Cleveland III            1986   68,110    Y       89%        3.4     570   12      1         Y    Masonry Wall/Steel Roof
Cleveland IV             1978   65,125    Y       97%        3.5     554    5      1         Y    Masonry Wall/Steel Roof
Cleveland V              1979   73,450    Y       89%        3.1     646    9      1&2       Y    Masonry Wall/Rolled Roof
Cleveland VI             1979   46,625    Y       91%        2.6     361    8      1         Y    Masonry Wall/Concrete Roof
Cleveland VII            1977   69,750    Y       92%        4.3     628   13      1         Y    Masonry Wall/Steel Roof
Cleveland VIII           1970   45,275    Y       80%        5.7     395    6      1         Y    Masonry Wall/Steel Roof
Cleveland IX             1982   53,748    Y       80%        4.4     291    5      1         Y    Masonry Wall/Steel Roof
Cleveland X              1989   47,050    Y       84%        5.8     380    6      1         N    Metal Wall/Metal Roof

  Pennsylvania
Allentown                1983   30,000    Y       98%        6.3     277    7      1         Y    Masonry Wall/Shingle Roof
Sharon                   1975   37,200    Y       91%        3.0     314    5      1         Y    Steel Bldg./Steel Roof
Harrisburg I             1983   48,746    Y       92%        4.1     475    9      1         Y    Masonry Wall/Steel Roof
Harrisburg II            1985   58,800    Y       89%        9.2     299   10      1         Y    Masonry Wall/Steel Roof
Pittsburgh               1990   57,375    Y       87%        3.4     551    6      1         Y    Steel Bldg./Steel Roof
Pittsburgh II            1983   75,875    Y       84%        4.8     732    4      2         Y    Masonry Wall/Shingled Roof
Harrisburg III           1984   63,740    N       95%        4.1     614    9      1         Y    Masonry Wall/Metal Roof

  Rhode Island
Providence               1984   37,825    Y       84%        3.7     397    7      1         Y    Masonry Wall/Tar & Gravel Roof
East Greenwich         1984/88  71,190    N       N/A        4.9     670    9      1              Metal Wall/Metal Roof


  South Carolina
Charleston I             1985   51,445    Y       87%        3.3     421   11      1         Y    Steel Bldg./Mas. Wall/Steel Roof
Columbia I               1985   47,650    Y       69%        3.3     410    7      1         Y    Steel Bldg./Steel Roof
Columbia II              1987   59,000    Y       81%        6.0     464    8      1         N    Steel Bldg./Steel Roof
Columbia III             1989   41,200    Y       77%        3.5     354    5      2         Y    Steel Bldg./Steel Roof
Columbia IV              1986   56,000    Y       83%        5.6     446    7      1         Y    Steel Bldg./Steel Roof
Spartanburg              1989   49,500    Y       83%        3.6     350    6      1         Y    Steel Bldg./Steel Roof
Charleston II            1985   41,038    Y       96%        2.2     335   10      1         Y    Masonry Wall/Steel Roof

  Tennessee
Hixon                    1985   42,175    N       N/A        2.7     345    3      1         Y    Masonry Wall/Metal Roof
Chattonooga-Lee Hwy      1987   37,250    N       N/A        3.3     390    6      1         Y    Masonry Wall/Metal Roof
Chattanooga-Hwy 58       1985   35,405    N       N/A        2.4     325    4      1         Y    Masonry Wall/Metal Roof
Hendersonville         1986/97  93,665    N       N/A        5.7     652   16      1         Y    Masonry or Metal Wall/Metal Roof

  Texas
Arlington I              1987   45,965    Y       92%        2.3     411    7      1         Y    Masonry Wall/Steel Roof
Arlington II             1986   67,100    Y       75%        3.8     330   11      1         Y    Masonry Wall/Steel Roof
Ft. Worth                1986   40,825    Y       86%        2.4     356    3      1         Y    Masonry Wall/Asphalt Roof
San Antonio I            1986   48,280    Y       84%        3.9     486   12      1         Y    Masonry Wall/Steel Roof
San Antonio II           1986   40,550    Y       81%        1.9     287    7      1         Y    Masonry Wall/Steel Roof
San Antonio III          1981   48,782    Y       84%        2.6     495    5      1         Y    Masonry Wall/Steel Roof
Universal                1985   35,100    Y       87%        2.4     427    8      1         Y    Masonry Wall/Steel Roof
San Antonio IV           1995   44,600    Y       67%        5.4     372   11      1         Y    Steel Bldg/Steel Roof
Houston I               1993/95 69,650    Y       70%        6.4     543    5      1         Y    Metal Wall/Steel Roof
Houston II               1995   61,861    Y       86%        6.3     541    1      1         Y    Metal Wall/Steel Roof
Houston III              1995   35,600    Y       69%        1.8     332    1      1         Y    Metal Wall/Steel Roof
Dallas-Skillman          1975  121,707    Y       85%        5.9   1,111    8      1&2       Y    Masonry Wall/Steel Roof
Dallas-Cent.             1977  104,303    Y       84%        6.7   1,125    8      1&2       Y    Masonry Wall/Steel Roof
Dallas-Samuell           1975   79,056    Y       93%        3.8     796    6      1&2       Y    Masonry Wall/Steel Roof
Dallas-Hargrove          1975   71,938    Y       88%        3.1     747    5      1&2       Y    Masonry Wall/Steel Roof
Houston IV               1984   75,500    N       85%        4.1     670    9      1         Y    Metal Wall/Metal Roof

  Virginia
Newport News I           1988   52,944    Y       93%        3.2     451    7      1         Y    Steel Bldg./Steel Roof
Alexandria               1984   77,310    Y       78%        3.2   1,105    4      2         Y    Masonry Wall/Tar & Gravel Roof
Norfolk I                1984   49,950    Y       89%        2.7     357    7      1         Y    Steel Bldg./Steel Roof
Norfolk II               1989   45,375    Y       91%        2.1     363    4      1         Y    Masonry Wall/Steel Roof
Richmond                 1987   52,035    Y       84%        2.7     524    5      1         Y    Masonry Wall/Steel Roof
Newport News II        1988/93  63,125    Y       95%        4.7     384    8      1         Y    Steel Bldg./Steel Roof
Lynchburg I              1982   47,200    Y       85%        5.3     429   10      1         Y    Masonry Wall/Steel Roof
Lynchburg II             1985   41,250    Y       66%        2.3     380    4      1         Y    Masonry Wall/Steel Roof
Lynchburg III            1987   22,000    Y       81%        1.5     182    3      1         N    Masonry Wall/Metal Roof

Christiansburg         1985/90  36,673    Y       84%        3.2     327    6      1         Y    Masonry Wall/Metal Roof
Chesapeake             1988/95  35,901    Y       81%       12.0     271    7      1         Y    Metal Wall/Steel Roof
Danville                 1988   49,776    Y       81%        3.2     408    8      1         N    Steel Wall/Metal Roof
Chesapeake-Military      1996   59,355    N       N/A        3.0     600    3      1         N    Masonry Wall/Metal Roof
Chesapeake-Volvo         1995   63,918    N       N/A        4.0     544    4      1         N    Masonry Wall/Metal Roof
Virginia Beach-Shell     1991   52,571    N       N/A        2.5     587    5      1         N    Masonry Wall/Metal Roof
Virginia Beach-Central 1993/95  97,522    N       N/A        5.0     990    6      1         N    Masonry Wall/Metal Roof
Norfolk-Naval Base       1975  126,691    N       N/A        5.2   1,259   11      1         N    Masonry Wall/Metal Roof
Lynchburg-Timberlake   1990/96  48,773    N       N/A        5.2     450    7      1         N    Masonry Wall/Metal Roof


Total for all Properties     9,716,410                     760.5        1,405

                                                                  86,507

Average for all Properties                       85.33%
Weighted Average                                 85.11%



ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND MANAGEMENT

     Through Holdings, a wholly-owned subsidiary of the Company and the sole general partner of the Operating Partnership, the Company manages the business of the Operating Partnership. The Operating Partnership has no directors or officers. No director or officer of the Company or Holdings beneficially owns any Units.

     The Company beneficially owns 12,330,963 Units which constitute 96.53% of all outstanding Units. No other person holds more than a 5% beneficial ownership in the Operating Partnership.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS

     Through Holdings, a wholly-owned subsidiary of the Company and the sole general partner of the Operating Partnership, the Company controls the Operating Partnership. The Board of Directors of Holdings, the members of which are the same as the members of the Board of Directors of the Company, manages the affairs of the Operating Partnership by directing the affairs of the general partner of the Operating Partnership. The Operating Partnership has no directors, or executive officers. Consequently, this
Item 5 reflects information with respect to the directors and executive officers of the Company and Holdings.

     Robert J. Attea (Age 56): Chairman of the Board and Chief Executive Officer of the Company and Holdings. Director of the Company and Holdings since the completion of the Initial Offering on June 25, 1995. From 1988 to 1995 Mr. Attea served as President and Chief Executive Officer of the Company and was re-appointed Chief Executive Officer of the Company and Holdings in March, 1997. From 1985 to 1988, he served as Director of Acquisitions and Vice President of Property Management.

     Kenneth F. Myszka (Age 49): President and Chief Operating Officer of the Company and Holdings. Director of the Company and Holdings since the completion of the Initial Offering on June 25, 1995. From completion of the Initial Offering to the present, Mr. Myszka has served as President and was the Chief Executive Officer of the Company and Holdings until March 1997 at which time he became the Chief Operating Officer. From 1982 to 1995, Mr. Myszka served as Senior Vice President of the Company's predecessor.

     Charles E. Lannon (Age 50): Director of the Company and Holdings since the completion of the Initial Offering on June 25, 1995. Mr. Lannon was the predecessor company's Senior Vice President--Marketing from 1982 to 1995. Mr. Lannon left the employ of the Company to become the Chief Executive Officer of an unrelated business owned by Mr. Lannon and other Company founders.

     John E. Burns (Age 51): Director of the Company since the completion of the Initial Offering on June 25, 1995. Director of Holdings since
April 1, 1998. Since 1980, John Burns has been President and founder of Sterling Ltd. Co., an Ohio based tax and financial counseling firm of which he also currently serves as Chairman. Mr. Burns also serves as Chairman and founder of Sterling Asset Management, Co., managing client assets in excess of $130 million and President of SLC Capital, Inc., a general partner of several investment partnerships. In addition, Mr. Burns serves as Chairman of Fitworks Holding, LLC and is Chairman of the Champion Boxed Beef Co.

     Michael A. Elia (Age 46): Director of the Company since the completion of the Initial Offering on June 25, 1995. Director of Holdings since April 1, 1998. Since 1984 Michael Elia has been President, Chief Executive Officer and a director of Sevenson Environmental Services, Inc., an environmental remediation contractor. He is also President and a director of Sevenson International Services, Inc. and a director of Sevenson Industrial Services, Inc., affiliates of Sevenson Environmental Services, Inc.

     Anthony P. Gammie (Age 63): Director of the Company since the completion of the Initial Offering on June 25, 1995. Director of Holdings since April 1, 1998. From 1985 through 1996, Mr. Gammie was Chairman of the Board of Bowater Incorporated. During the past 5 years he has served as a director of Alumax, Inc., The Bank of New York and The American Forest & Paper Association. He is currently a director of Lipper/Leumi High Income Bond Fund, Inc. located in Curacao, Netherlands Antilles.

     David L. Rogers (Age 42): From June 25, 1995 to the present, David L. Rogers has served as the Company's and Holding's Chief Financial Officer and Secretary. From 1988 to 1995, Mr. Rogers served as the Company's Vice President of Finance. From 1984 to 1988, Mr. Rogers served as Controller and Due Diligence Officer.

ITEM 6.  EXECUTIVE COMPENSATION

     Through Holdings, a wholly-owned subsidiary of the Company and the sole general partner of the Operating Partnership, the Company controls the Operating Partnership. The Board of Directors of Holdings, the members of which are the same as the members of the Board of Directors of the Company, manages the affairs of the Operating Partnership by directing the affairs of the general partner of the Operating Partnership. The Directors and Officers of Holdings receive their compensation from the Company and are not separately compensated by Holdings. Consequently, the information provided in this Item 6 reflects compensation paid to the Directors and executive officers of the Company.

Compensation of Directors

     The Company pays its Directors who are not also officers of the Company an annual fee of $12,500 in cash. Outside Directors are also paid a meeting fee of $1,000 for each special meeting attended. In addition, the Company will reimburse all Directors for expenses incurred in attending meetings. Pursuant to the Directors' Option Plan, each Director who is not an officer or employee of the Company is granted, effective as of the Director's initial election or appointment, a ten year option to acquire 2,500 Common Shares at the fair market value on the date of grant, and will, as of the close of each annual shareholders' meeting thereafter, be granted a ten-year option to acquire an additional 2,500 Common Shares at the fair market value of the Common Stock on the date of grant. The initial options for 2,500 Common Shares were exercisable one year from the date of grant, June 22, 1996; the Directors' options awarded thereafter vest immediately. The exercise price is payable in cash.

Executive Officers

     The following table sets forth the compensation awarded to each of the Executive Officers of the Company during each of the fiscal years ended December 31, 1997, 1996 and 1995.

                        SUMMARY COMPENSATION TABLE

                                                          Long-Term
                                                          Compensation
                                  Annual Compensation         Awards
                                                                Securities
                                                     Restricted  Underlying
                            Fiscal  Base                Stock   Option/SARS
Name and Principal Position  Year  Salary($)  Bonus($)  Award(s)     (#)

Robert J. Attea              1997   $131,250   $     0   $  0            0
  Chairman of the Board and  1996    110,000    40,000      0            0
  Chief Executive Officer    1995     98,425    12,500      0       45,000

Kenneth F. Myszka            1997    131,250         0      0            0
  President and              1996    110,000    40,000      0            0
  Chief Operating Officer    1995     98,425    12,500      0       45,000

David L. Rogers              1997    131,250         0      0            0
  Chief Financial Officer    1996    110,000    40,000      0            0
  and Secretary              1995     98,425    12,500    83,486    45,000


                       FISCAL YEAR END OPTION VALUES

                      Number of Unexercised       Value of Options at
                      Options at Year End (#)             Year-End($)(1)
Name                Exercisable  Unexercisable  Exercisable  Unexercisable

Robert J. Attea       22,500       22,500         $212,344    $212,344
Kenneth F. Myszka     22,500       22,500         $212,344    $212,344
David L. Rogers       22,500       22,500         $212,344    $212,344

______________

(1) Based upon the closing price of the Company's Stock on the New York Stock Exchange on December 31, 1997 at $32.4375 per share and the grant price of $23.00 per share.

Employment Agreements

     Concurrently with the Initial Offering, the Company entered into employment agreements with Messrs. Attea, Myszka and Rogers that require each of them to devote their full business time to the Company. Each employment agreement has a three year term with an automatic extension each year for an additional year. The employment agreements provide for certain severance payments in the event of the executive's death or disability, his termination without cause or his resignation with good reason. Each employment agreement prohibits the executive, during employment and during the two year period following termination of employment, from engaging in the self storage business.

ITEM 7.  CERTAIN TRANSACTIONS

     The Company has a Facilities Services Agreement with several businesses owned by the executive officers and Mr. Lannon, whereby such businesses pay for the use of certain common facilities in the Company's offices based upon an arm's-length charge. Charges under the Facilities Services Agreement are periodically reviewed by the Audit Committee of the Company's Board of Directors.

     The law firm of Phillips, Lytle, Hitchcock, Blaine & Huber LLP has represented and is currently representing the Company and the Operating Partnership. Robert J. Attea is the brother of a partner of Phillips, Lytle, Hitchcock, Blaine & Huber LLP.

ITEM 8.  LEGAL PROCEEDINGS

     Robert J. Amsdell, a former business associate of certain officers and directors of the Company, including Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers, filed a lawsuit against the Company on June 13, 1995 in the United States District Court for the Northern District of Ohio in connection with the formation of the Company as a REIT and related transactions, as well as the Initial Offering. On April 29, 1996, Mr. Amsdell filed a first amended complaint and on September 24, 1997, a second amended complaint was filed. The complaint alleges, among other things, breach of fiduciary duty, breach of contract, breach of general partnership/joint venture arrangement, fraud and deceit, breach of duty of good faith and other causes of action including a declaratory judgment as to Mr. Amsdell's continuing interest in the Company.
Mr. Amsdell is seeking money damages in excess of $25 million, as well as punitive damages and declaratory and injunctive relief (including the imposition of a constructive trust on assets of the Company in which Mr. Amsdell claims to have a continuing interest) and an accounting. The first amended complaint also added Messrs. Attea, Lannon, Myszka and Rogers as additional defendants. The parties are currently involved in discovery. The Company intends to vigorously defend the lawsuit. Messers. Attea, Lannon, Myszka and Rogers have agreed to indemnify the Company for any loss arising from the lawsuit. The Operating Partnership believes that the actual amount of Mr. Amsdell's recovery in this matter, if any, would be within the ability of these individuals to provide indemnification. The Operating Partnership does not believe that the lawsuit will have a material adverse effect upon the Operating Partnership.

ITEM 9.  MARKET PRICE AND DISTRIBUTIONS AND RELATED SECURITY
         HOLDER MATTERS

     There is no established public trading market for the Units. As of April 20, 1998, there were 12 holders of record of Units.

     The following table sets forth the quarterly distributions per Unit paid by the Operating Partnership to holders of its Units with respect to each such period.

               Quarter Ended                 Distributions Per Unit

               June 30, 1995                           $.025
               September 30, 1995                       .505
               December 31, 1995                        .505
               March 31, 1996                           .505
               June 30, 1996                            .505
               September 30, 1996                       .520
               December 31, 1996                        .520
               March 31, 1997                           .520
               June 30, 1997                            .520
               September 30, 1997                       .540
               December 31, 1997                        .540
               March 31, 1998                           .540

     The partnership agreement of the Operating Partnership (the "Partnership Agreement") provides that the Operating Partnership will distribute all available cash (as defined in the Partnership Agreement) on at least a quarterly basis, in amounts determined by the general partner in its sole discretion, to the partners in accordance with their respective percentage interest in the Operating Partnership. Distributions are declared at the discretion of the Board of Directors of Holdings, the general partner of the Operating Partnership and a wholly-owned subsidiary of the Company, and will depend on actual funds from operations of the Operating Partnership, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, and such other factors as the Board of Directors may deem relevant. The Board of Directors of Holdings may modify the Operating Partnership's distribution policy from time to time, subject to the terms of the Partnership Agreement.

     The Operating Partnership's line of credit contains customary representations, covenants and events of default, including covenants which restrict the ability of the Operating Partnership to make distributions in excess of stated amounts. In general, during any four consecutive fiscal quarters the Operating Partnership may only distribute up to 90% of the Operating Partnership's funds from operations (as defined in the related agreement). The line of credit contains exceptions to these limitations to allow the Operating Partnership to make any distributions necessary to allow the Company to maintain its status as a REIT. The Operating Partnership does not anticipate that this provision will adversely effect the ability of the Operating Partnership to make distributions, as currently anticipated.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the Operating Partnership has issued Units in private placements in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, in the amounts and for the consideration set forth below:

     -    On June 26 and July 25, 1995, the Company transferred
          $148,244,000 to the Operating Partnership in exchange for 7,466,749.29 Units and Holdings transferred $1,496,000 to the Operating Partnership in exchange for 75,421.71 general partnership units.

     - On January 20, 1996, in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan, the Operating Partnership issued 1980 Units to the Company and 20 general partnership units to Holdings.

     - On July 25, 1996, Thomas Hinkel and Hinkel Investment Limited Partnership transferred their interest in a self-storage facility to the Operating Partnership in exchange for 6,327.8 and 12,459.37 Units, respectively.

     - On October 1, 1996, the Company transferred $65,959,000 to the Operating Partnership in exchange for 2,710,000 Units and Holdings transferred $974,000 to the Operating Partnership in exchange for 40,000 general partnership units.

     - On October 8, 1996, the Company transferred $9,940,000 to the Operating Partnership in exchange for 408,375 Units and Holdings transferred $100,000 to the Operating Partnership in exchange for 4,125 general partnership units.

     - On December 18, 1996, Harold Samloff and Laurence Glaser transferred their interest in a self-storage facility to the Operating Partnership in exchange for 60,571.425 Units for each of them.

     - On February 26, 1997, the Company transferred $34,500 to the Operating Partnership in exchange for 1,500 Units in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan.

     - On March 31, 1977, Montague-Betts Company and D.W.B. Associates transferred their interests in certain self-storage properties to the Operating Partnership in exchange for 214,974.46 and 28,953.02 Units, respectively.

     - On April 22, 1997, the Company transferred $39,148,000 to the Operating Partnership in exchange for 1,400,000 Units and Holdings transferred $2,796,000 to the Operating Partnership in exchange for 100,000 general partnership units.

     - On May 21, 1997, in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan, the Company transferred $51,750 to the Operating Partnership in exchange for 2,250 units.

     - On June 22, 1997, in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan, the Company transferred $34,500 to the Operating Partnership in exchange for 1,500 Units.

     - On June 23, 1997, in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan, the Company transferred $69,000 to the Operating Partnership in exchange for 3,000 Units.

     - On June 24, 1997, in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan, the Company transferred $69,000 to the Operating Partnership in exchange for 3,000 Units.

     - On June 26, 1997, in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan, the Company transferred $69,000 to the Operating Partnership in exchange for 3,000 Units.

     - On November 12, 1997, in connection with the Sovran Self Storage, Inc. 1995 Award and Option Plan, the Operating Partnership issued 200 Units to the Company.

     - On December 2, 1997 Frank Bingman, Joseph & Beverly Snyder, Morgan Whiteley and Marlene Whiteley transferred their interest in a self-storage facility to the Operating Partnership in exchange for 19,917.0124, 19,917.0124, 9,958.5062 and 9,958.5062
          Units, respectively.

     - On February 4, 1998, the Company transferred its interest in a self-storage facility to the Operating Partnership in exchange for 109,841.25 Units.

ITEM 11.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

General

     The following description is only a summary of certain provisions of the Partnership Agreement and is subject to, and qualified in its entirety by, the Partnership Agreement, a copy of which has been filed with the Securities and Exchange Commission.

Voting Rights

     Under the Partnership Agreement, the Operating Partnership's limited partners (the "Limited Partners") do not have voting rights relating to the operation and management of the Operating Partnership except in connection with certain amendments to the Partnership Agreement, dissolution of the Operating Partnership and the sale or exchange of all or substantially all of the Operating Partnership's assets, including mergers or other combinations.

Vote Required to Dissolve the Operating Partnership

     Under Delaware law and the terms of the Partnership Agreement, the Operating Partnership may be dissolved upon the consent of the general partner of the Operating Partnership (the "General Partner") and the vote of Limited Partners (including the Company) holding at least 75% of the percentage interests of the Limited Partners.

Vote Required to Sell Assets or Merge

     Under the Partnership Agreement, except in certain circumstances, the Operating Partnership may not sell, exchange, transfer or otherwise dispose of all or substantially all of its assets, including by way of merger or consolidation or other combination of the Operating Partnership, without the consent of the Limited Partners (including the Company) holding 75% or more of the percentage interests of the Limited Partners. Currently, the Company holds 94.81% of the percentage interests of the Limited Partners.

Meetings of the Partners

     Meetings of the partners may be called by the General Partner and must be called by the General Partner upon receipt of a written request by Limited Partners holding 20% or more of the partnership interests. The notice must state the nature of the business to be transacted, and must be given to all partners not less than seven (7) days nor more than thirty
(30) days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Partners can act without a meeting with the written consent of holders of 75% or more of the percentage interests of the partners.

Transferability of Interests

     Holdings may not transfer any of its general partner interest or withdraw as the general partner of the Operating Partnership or transfer any of its general partnership units, and the Company may not transfer any of its Units, except in certain specifically identified types of transactions, including under certain circumstances in the event of a merger, consolidation or sale of all or substantially all of the assets of the Company or the General Partner.

     The Limited Partners (other than the Company) generally may transfer their interests in the Operating Partnership, in whole or in part, without the consent of the General Partner. No Limited Partner has the right to substitute a transferee as a Limited Partner in its place without the consent of the General Partner, which consent may be withheld in the sole discretion of the General Partner. If the General Partner does not consent to the admission of a permitted transferee, the transferee shall be considered an assignee of an economic interest in the Operating Partnership but will not be a holder of Units for any other purpose; as such the assignee will not be permitted to vote on any affairs or issues on which a Limited Partner may vote.

Issuance of Additional Units

     The Operating Partnership is authorized to issue Units and other partnership interests to its partners or to other persons for such consideration and on such terms and conditions as the General Partner, in its sole discretion, may deem appropriate. In addition, the Company may cause the Operating Partnership to issue to the Company additional Units, or other partnership interests in different series or classes which may be senior to the Units, in conjunction with an offering of securities of the Company having substantially similar rights and in which the proceeds thereof are contributed to the Operating Partnership. No Limited Partner has any preemptive, preferential or similar rights with respect to additional capital contributions to the Operating Partnership or the issuance or sale of any interests therein.

Redemption Rights

     Pursuant to the Partnership Agreement, the Limited Partners (other than the Company) have redemption rights which, subject to certain limitations, enable them to cause the Operating Partnership to redeem each Unit for cash equal to the market value of a Common Share or, at the Company's election, the Company may purchase each Unit offered for redemption for cash or one Common Share (the "Redemption Rights").

Management Liability and Indemnification

     The Partnership Agreement generally provides that the General Partner will incur no liability to the Operating Partnership or any Limited Partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the General Partner acted in good faith. In addition, the General Partner is not responsible for any misconduct or negligence on the part of its agents provided the General Partner appointed such agents in good faith. The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action it take or omits to take in reliance upon the opinion of such persons, as to matters which the General Partner reasonably believes to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion. The Partnership Agreement also provides for indemnification of the General Partner, the directors and officers of the General Partner, and such other persons as the General Partner may from time to time designate, against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorney's fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership in which such person may be involved.

Amendment

     Amendments to the Partnership Agreement may be proposed by the General Partner or by Limited Partners holding twenty percent (20%) or more of the partnership interests and generally require approval of Limited Partners (including the Company) holding a majority of the outstanding Limited Partner interests. Certain amendments that would, among other things, convert a Limited Partner's interest to a General Partner interest, modify the limited liability of a Limited Partner in a manner adverse to such Limited Partner, alter rights of a Limited Partner to receive distributions or allocations, alter or modify the Redemption Rights in a manner adverse to a Limited Partner, or cause the termination of the Operating Partnership prior to the expiration of the term of the Partnership Agreement, require the consent of each Limited Partner adversely affected by such amendment.

Management Fees and Expenses

     Holdings may not be compensated for its services as General Partner. However, Holdings and/or the Company may be reimbursed for all expenses that they incur relating to the ownership and operation of, or for the benefit of, the Operating Partnership.

Distributions and Allocations

     The Partnership Agreement provides that the Operating Partnership will distribute all available cash (as defined in the Partnership Agreement) on at least a quarterly basis, in amounts determined by the General Partner in its sole discretion, to the partners in accordance with their respective percentage interest in the Operating Partnership. Upon liquidation of the Operating Partnership, after payment of, or adequate provision for, debts and obligations of the Operating Partnership, including any partner loans, any remaining assets of the Operating Partnership will be distributed to all partners with positive capital accounts in accordance with their respective positive capital account balances.

     Profit and loss of the Operating Partnership for each fiscal year of the Operating Partnership generally will be allocated among the partners in accordance with their respective interest in the Operating Partnership. Taxable income and loss will be allocated in the same manner, subject to compliance with the provisions of Code sections 704(b) and 704(c) and Treasury Regulations promulgated thereunder.

Term

     The Operating Partnership will continue until December 31, 2094, or until sooner dissolved upon (i) withdrawal of the General Partner (unless the Limited Partners elect to continue the Operating Partnership),
(ii) through December 31, 2053, an election to dissolve the Operating Partnership made by the General Partner with the consent of the Limited Partners (including the Company) holding 75% or more of the limited partner interests in the Operating Partnership, (iii) on or after January 1, 2054, an election to dissolve the Operating Partnership made by the General Partner in its sole and absolute discretion, (iv) entry of a decree of judicial dissolution, (v) the sale of all or substantially all of the assets of the Operating Partnership, or (vi) a final and non-appealable judgment ruling the General Partner bankrupt or insolvent (unless the Limited Partners elect to continue the Operating Partnership prior to the entry of such order or judgment).

Tax Matters

     Pursuant to the Partnership Agreement, the General Partner will be the tax matters partner of the Operating Partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of the Operating Partnership.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Partnership Agreement generally provides that the General Partner will incur no liability to the Operating Partnership or any Limited Partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the General Partner acted in good faith. In addition, the General Partner is not responsible for any misconduct or negligence on the part of its agents provided the General Partner appointed such agents in good faith. The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors, and any action it take or omits to take in reliance upon the opinion of such persons, as to matters which the General Partner reasonably believes to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion. The Partnership Agreement also provides for indemnification of the General Partner, the directors and officers of the General Partner, and such other persons as the General Partner may from time to time designate, against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorney's fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Operating Partnership in which such person may be involved.

     The Operating Partnership is managed by Holdings, which serves as general partner of the Operating Partnership. Holdings is a wholly-owned subsidiary of the Company.

     The Company is a Maryland corporation. Under Maryland law, a corporation formed in Maryland is permitted to limit, by provision in its Articles of Incorporation, the liability of directors and officers so that no director or officer of the Company shall be liable to the Company or to any shareholder for money damages except to the extent that (i) the director or officer actually received an improper benefit in money, property, or services, for the amount of the benefit or profit in money, property, or services actually received, or (ii) a judgment or other final adjudication adverse to the director or officer is entered in a proceeding based on a finding in a proceeding that the director's or officer's action was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Company's Articles of Incorporation have incorporated the provisions of such law limited the liability of directors and officers. Holding's Certificate of Incorporation contains similar provisions that are consistent with Delaware law.

     The Company's Bylaws require it to indemnify, to the full extent of Maryland law, any present or former director or officer (and such person's spouse and children) (an "Indemnitee") who is or was a party or threatened to be made a party to any proceeding by reason of his or her service in that capacity, against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the proceeding, provided that the Company shall have received a written affirmation by the Indemnitee that he or she has met the standard of conduct necessary for indemnification by the Company as authorized by the Bylaws. The Company shall not be required to indemnify an Indemnitee if (a) it is established that (i) the Indemnitee's act or omission was committed in bad faith or was the result of active or deliberate dishonesty, (ii) the Indemnitee actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, the Indemnitee had reasonable cause to believe that the Indemnitee's act or omission was unlawful, (b) the proceeding was initiated by the Indemnitee, (c) the Indemnitee received payment for such expenses pursuant to insurance or otherwise or (d) the proceeding arises under
Section 16 of the Securities Exchange Act of 1934, as amended. Pursuant to the Bylaws, the Indemnitee is required to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met. The Company's Bylaws also permit the Company to provide such other and further indemnification or payment or reimbursement of expenses as may be permitted by the MGCL or to which the Indemnitee may be entitled. Holdings' bylaws contain similar provisions that are consistent with Delaware law.

     Each of the Company's officers and directors (the "Indemnitees") has entered into an indemnification agreement with the Company (the "Indemnitor"). The indemnification agreements require, among other things, that the Indemnitor indemnify the Indemnitees to the fullest extent permitted by law and advance to the Indemnitees all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, the Indemnitors also must indemnify and advance all expenses incurred by the Indemnitees seeking to enforce their rights under the indemnification agreements, and cover such Indemnitees under the Company's director's and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Company's Articles of Incorporation and Bylaws, it provides greater assurance to directors and officers that indemnification will be available because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the Company's shareholders to eliminate the rights it provides.

ITEM 13.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

     See "Financial Statements Table of Contents" on page F-1 of this Form
10. See also the Company's Amended Current Report on Form 8-K/A dated April 17, 1998 with respect to the historical summaries of combined gross revenue and direct operating expenses of certain recently acquired Properties.

ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
          ACCOUNTING AND FINANCIAL DISCLOSURE

     Not Applicable.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements and Financial Statement Schedules

     See "Financial Statements Table of Contents" on page F-1 of this Form
10.

(b)  Exhibits

     Exhibit No.                        Description

         3.1                  Agreement of Limited Partnership of
                              the Operating Partnership, as amended

         3.2*                 Amended and Restated Articles of
                              Incorporation of the Company

         3.3*                 By-laws of the Company

         3.4 Articles Supplementary of the Articles of Incorporation of the Company classifying and designating the Company's Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company's Form 8A filed December 3, 1996)

        10.1 Revolving Credit Agreement between the Company, the Operating Partnership, Fleet National Bank and other lenders named therein

        10.2* Form of Non-competition Agreement between the Company and Charles E. Lannon

        10.3* Form of Non-competition Agreement between the Company and Robert J. Attea

        10.4* Form of Non-competition Agreement between the Company and Kenneth F. Myszka

        10.5* Form of Non-competition Agreement between the Company and David L. Rogers

        10.6*                 Sovran Self Storage, Inc. 1995 Award and
                              Option Plan

        10.7*                 1995 Sovran Self Storage, Inc. Directors'
                              Option Plan

        10.8* Sovran Self Storage Incentive Compensation Plan for Executive Officer

        10.9*                 Restricted Stock Agreement between the
                              Company and David L. Rogers

        10.10* Form of Supplemental Representations, Warranties and Indemnification Agreement among the Company and Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers

        10.11* Form of Pledge Agreement among the Company and Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers

        10.12* Form of Indemnification Agreement between the Company and certain Officers and Directors of the Company

        10.13* Form of Subscription Agreement (including Registration Rights Statement) among the Company and subscribers for 422,171 Common Shares

        10.14* Form of Registration Rights and Lock-Up Agreement among the Company and Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers

        10.15* Form of Facilities Services Agreement between the Company and Williamsville Properties, Inc.

        27.1                  Financial Data Schedule
_________________

   * Incorporated by reference to the exhibits as filed with the Company's Registration Statement on Form S-11 (File No. 33-91422) filed June 19, 1995.

                           Financial Statements
                             Table of Contents

                  Sovran Acquisition Limited Partnership


                                                                       Page

                                     I

                                 Pro Forma

Unaudited Pro Forma Financial Information . . . . . . . . . . . . . . .F-2
Unaudited Pro Forma Balance Sheet as of December 31, 1997 . . . . . . .F-3
Unaudited Pro Forma Statement of Operations for the
  Year Ended December 31, 1997. . . . . . . . . . . . . . . . . . . . .F-4
Notes to Unaudited Pro Forma Financial Statements . . . . . . . . . . .F-5

                                    II

                                Historical

Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . .F-6
Balance Sheets at December 31, 1997 and 1996. . . . . . . . . . . . . .F-7
Statements of Operations of the Operating Partnership
     for the Years ended December 31, 1997 and 1996 and the period from June 26, 1995 to December 31, 1995 and the Company
     Predecessors for the period January 1, 1995 to June 25, 1995 . . .F-8 Combined Statement of Owners' Equity for the Company
     Predecessors for the Period January 1, 1995 to June 25, 1995 . . .F-9 Statement of Partners' Capital of the Operating Partnership
     for the Years ended December 31, 1997 and 1996 and the period ended December 31, 1995. . . . . . . . . . . . . . . . . . . . . .F-10
Statements of Cash Flows of the Operating Partnership
     for the Years ended December 31, 1997 and 1996 and the period from June 26, 1995 to December 31, 1995 and the Company
     Predecessors for the period January 1, 1995 to June 25, 1995 . . .F-12
Notes to Financial Statements                                          F-14

                                    III

                                Historical

                       Financial Statement Schedule

Report of Independent Auditors. . . . . . . . . . . . . . . . . . . . .F-24
Schedule of Combined Real Estate and Accumulated Depreciation . . . . .F-25

                  Sovran Acquisition Limited Partnership
                      Pro Forma Financial Information


The following unaudited Pro Forma Balance Sheet as of December 31, 1997 and unaudited Pro Forma Statement of Operations for year then ended have been prepared to reflect the (i) acquisition of 44 self storage facilities in 1997, (ii) acquisition of 22 self storage facilities in 1998, and
(iii) receipt of the proceeds of Sovran Self Storage, Inc.'s common stock offering in April 1997 as if such proceeds were received at the beginning of 1997. The pro forma financial information is based on the historical financial statements of Sovran Acquisition Limited Partnership included elsewhere in this Form-10 for the year ended December 31, 1997, and should be read in conjunction with those financial statements and notes thereto. The Pro Forma Balance Sheet was prepared as if the 22 acquisition facilities that were purchased after December 31, 1997, were acquired at that date. The Pro Forma Statement of Operations was prepared as if (i) the 44 self storage facilities acquired in 1997 and the 22 self storage facilities acquired in 1998, were purchased at the beginning of 1997 and
(ii) the April 1997 common stock offering had occurred at the beginning of 1997. The combined pro forma financial information is not necessarily indicative of the financial position or results of operations which actually would have occurred if such transactions had been consummated on the dates described, nor does it purport to represent Sovran Acquisitions Limited Partnership's future financial position or results of operations.

                  Sovran Acquisition Limited Partnership
                          Pro Forma Balance Sheet
                             December 31, 1997
                              (in thousands)
                                (unaudited)

                                        Sovran                  Pro Forma
                                      Acquisition   Facilities    Sovran
                                        Limited      Acquired   Acquisition
                                      Partnership    in 1998      Limited
                                        (Note 1)     (Note 2)   Partnership

Assets
Investment in storage facilities, net    $ 321,397     $69,860     $391,257
Cash and cash equivalents                    2,567           -        2,567
Accounts receivable                            834          27          861
Prepaid expenses and other assets            2,275          36        2,311

Total Assets                             $ 327,073     $69,923     $396,996

Liabilities
Line of credit                           $  36,000     $66,158     $102,158
Accounts payable and accrued liabilities     1,950         138        2,088
Deferred revenue                             1,994         291        2,285
Accrued distributions                        6,816           -        6,816
Mortgage payable                             3,559           -        3,559

Total liabilities                           50,319      66,587      116,906

Limited partners' capital interest          14,454           -       14,454

Partners' Capital
General partner                              5,257           -        5,257
Limited partner                            257,043       3,336      260,379

Total partners' capital                    262,300       3,336      265,636

Total liabilities and
  partners' capital                      $ 327,073     $69,923     $396,996
                                      =====================================

                               Sovran Acquisition Limited Partnership
                                  Pro Forma Statement of Operations
                                    Year Ended December 31, 1997
                             (in thousands, except per unit information)
                                             (unaudited)

                                               1997
                                 Sovran     Facilities                                    Pro Forma
                               Acquisition  Preacquisi-           Facilities    1998        Sovran
                                 Limited    tion Pro              Acquired   Facilities Acquisition
                               Partnership  Forma      Combined   in 1998     Pro Forma    Limited
                                 (Note 1)   (Note 3)   Pro Forma  (Note 4)  Adjustments  Partnership

Revenues
  Rental Income                  $  48,584   $ 4,680   $ 53,264   $ 8,734    $     -      $  61,998
  Interest and other income            770        51        821       180          -          1,001

  Total revenue                     49,354     4,731     54,085     8,914          -         62,999

Expenses
  Property operations and
    maintenance                      9,708     1,020     10,728     1,815          -         12,543
  Real estate taxes                  3,955       397      4,352       598          -          4,950
  General and administrative         2,757        43      2,800         -        143 (a)      2,943
  Interest                           2,166     1,001      3,167         -      4,833 (b)      8,000
  Depreciation and amortization      7,005       737      7,742         -      1,515 (c)      9,257

Net income                       $  23,763   $ 1,533   $ 25,296   $ 6,501    $(6,491)     $  25,306
                                 ===================================================================

Earnings per unit - basic        $    1.97                                                $    1.98

Earnings per unit - diluted      $    1.96                                                $    1.97

Distributions declared per unit  $    2.12                                                $    2.12

Units used in basic
  per unit calculation           12,090,000                                           12,774,000 (d)


                  Sovran Acquisition Limited Partnership
                  Notes to Pro Forma Financial Statements
                                (unaudited)

1.   Sovran Acquisition Limited Partnership

The balance sheet and statement of operations as of and for the year ended December 31, 1997, include the accounts of Sovran Acquisition Limited Partnership included elsewhere in this Form-10.

2.   Pro Forma Adjustments - Balance Sheet

These adjustments reflect the 22 acquisitions that occurred subsequent to December 31, 1997 and were not included in the Sovran Acquisition Limited Partnership December 31, 1997 balance sheet. The facilities were purchased from unaffiliated parties for an aggregate purchase price of approximately $70 million. The acquisitions were funded by cash generated from operations, borrowings under the line of credit, and the issuance of Operating Partnership Units.

3.   Facilities Acquired in 1997 - Statement of Operations

The statements of operations for the 44 facilities acquired in 1997 reflects the results of operations for the 44 facilities up to the date acquired in 1997 and additional general and administrative, depreciation, and interest expense which would have resulted if the facilities were owned since January 1, 1997.

4.   Facilities Acquired in 1998 - Statement of Operations

The statements of operations for the 22 facilities acquired in 1998 reflects the gross revenue and direct operating expenses for these facilities for the year ended December 31, 1997.

5.   1998 Facilities Pro Forma Adjustments - Statement of Operations

     (a) To reflect an estimated increase in general and administrative expenses based on results subsequent to acquisition.

     (b) To reflect interest expense on the line of credit utilized to fund the purchase of the 22 facilities in 1998.

     (c) To record additional depreciation expense related to the facilities purchased in 1998 based on a 39 year life and approximately $59 million of the purchase price being allocated to depreciable assets.

     (d) Pro forma earnings per share calculated as if the operating partnership units outstanding after the purchase of the 22 facilities in 1998 had been outstanding since the beginning of 1997.

                      Report of Independent Auditors




The Board of Directors and Partners
Sovran Acquisition Limited Partnership:

     We have audited the accompanying balance sheets of Sovran Acquisition Limited Partnership as of December 31, 1997 and 1996 and the related statements of operations, partners' capital and cash flows for the years ended December 31, 1997 and 1996 and the period from June 26, 1995 to December 31, 1995. We have also audited the combined statements of operations, owners' equity and cash flows of Sovran Capital, Inc. and Sovran Partnerships for the period from January 1, 1995 to June 25, 1995. These financial statements are the responsibility of the management of Sovran Acquisition Limited Partnership. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sovran Acquisition Limited Partnership as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years ended
December 31, 1997 and 1996 and the period from June 26, 1995 through December 31, 1995, and the combined results of operations and cash flows of Sovran Capital, Inc. and Sovran Partnerships from January 1, 1995 to
June 25, 1995 in conformity with generally accepted accounting principles.




Ernst & Young LLP
Buffalo, New York
April 16, 1998

Balance Sheets - Sovran Acquisition Limited Partnership

                                                     December 31,
 (Dollars in thousands)                          1997            1996

Assets
Investment in storage facilities:
   Land                                         $71,391          $49,591
   Building and equipment                       261,645          171,120
                                                333,036          220,711
   Less accumulated depreciation                (11,639)          (5,457)
Investments in storage facilities, net          321,397          215,254
Cash and cash equivalents                         2,567           16,687
Accounts receivable                                 834              482
Prepaid expenses and other assets                 2,275            2,992
Total Assets                                   $327,073         $235,415
                                               ========         ========

Liabilities
Line of credit                                  $36,000          $     -
Accounts payable and accrued
   liabilities                                    1,950            1,124
Deferred revenue                                  1,994            1,367
Accrued distributions                             6,816            5,640
Mortgage payable                                  3,559                -
Total Liabilities                                50,319            8,131

Limited partners' capital interest (443,609
   and 139,930 units, respectively), at
   redemption value (Note 1)                     14,454            4,435

Partners' Capital
General partner (219,567 and
   119,567 units issued and outstanding,
   respectively)                                  5,257            2,523
Limited partner (12,001,554 and
   10,587,104 units issued and outstanding,
   respectively)                                257,043          220,326
Total partners' capital                         262,300          222,849
Total liabilities and
   partners' capital                           $327,073         $235,415
                                               ========         ========

(See notes to financial statements.)

Sovran Acquisition Limited Partnership (the Operating Partnership) and Sovran Capital, Inc. and
Sovran Partnerships (Company Predecessors)

Statements of Operations of the Operating Partnership and Combined Statements of Operations of
Company Predecessors

                                     Operating Partnership                 Predecessors
                         Year Ended     Year Ended     For Period          For Period
Dollars in thousands,    December 31,   December 31,   6/26/95 to          1/1/95 to
except per unit data)       1997           1996         12/31/95           6/25/95
                         _____________________________________________     ____________
Revenues:
Rental income             $48,584     $  32,946       $  12,557           $  9,260
Interest and other income     770           651             385                272
                         _________    _________       _________           ________
Total revenues             49,354        33,597          12,942              9,532

Expenses:
Property operations and
  maintenance               9,708         6,662           2,533              2,061
Real estate taxes           3,955         2,464             861                708
General and administrative  2,757         2,282             974              1,574
Interest                    2,166         1,924             131              3,268
Depreciation and
  amortization              7,005         4,583           1,699              1,610
                         _________    _________       _________           ________
Total expenses             25,591        17,915           6,198              9,221
                         _________    _________       _________           ________
Net income                $23,763     $  15,682       $   6,744           $    311
                         =========    =========       =========           ========

Earnings per unit-basic   $  1.97     $    1.88       $    0.91           $      -

Earnings per unit-diluted $  1.96     $    1.87       $    0.91           $      -

Distributions declared
  per unit                $  2.12     $    2.05       $    1.04           $      -

(See notes to financial statements.)

                              Sovran Capital, Inc. and Sovran Partnerships (the Company Predecessors)
                                               Combined Statement of Owners' Equity

                         Common             Additional      Accumulated                  Distribution
                         Stock     Common   Paid-in         Owners'       Treasury       in Excess of   Total
(Dollars in thousands)   Shares    Stock    Capital         Equity        Stock          Net Income     Equity

Balance January 1, 1995  400       $    -   $     -         $13,794       $  (75)        $     -        $ 13,719
Cash distributions         -            -         -          (1,779)           -               -          (1,779)
Cash contributions         -            -         -             965            -               -             965
Net income                 -            -         -             311            -               -             311


Balance June 25, 1995    400       $    -   $     -         $13,291       $  (75)        $     -        $ 13,216




                 Sovran Acquisition Limited Partnership (the Operating Partnership)
                                   Statements of Partners' Capital
                               Sovran          Sovran Self       Total
                            Holdings, Inc.     Storage Inc.      Partners'      Limited Partners'
                            General Partner    Limited Partner   Capital        Capital Interest

Balance June 26, 1995       $      -            $      -        $      -         $      -
Proceeds from Initial
  Public Offering              1,243             123,089         124,332                -
Proceeds from private placement  101              10,031          10,132                -
Proceeds from exercise of
  over-allotment                 160              15,882          16,042                -
Issuance of units to principal
  shareholders in exchange for
  their interest in Sovran
  Capital, Inc.                    3                 293             296                -
Net income                        67               6,677           6,744                -
Distributions                    (78)             (7,728)         (7,806)               -
                             ________           _________       _________        _________
Balance December 31, 1995     $1,496            $148,244        $149,740         $      -

Proceeds from issuance of
  common stock                 1,074              75,899          76,973                -
Issuance of redeemable units
  for acquisition of storage
  facilities                       -                   -               -            3,659
Earned portion of restricted
  stock                            -                  12              12                -
Net income                       162              15,497          15,659               23
Distributions                   (200)            (18,555)        (18,755)             (27)
Adjustment to reflect limited
  partners' redeemable capital
  at balance sheet date           (9)               (771)           (780)             780
                             ________           _________       _________        _________
Balance December 31, 1996     $2,523            $220,326        $222,849           $4,435


Proceeds from issuance of
  common stock                 2,796              39,148          41,944                -


Issuance of redeemable units
  for acquisition of storage
  facilities                       -                   -               -            9,240
Exercise of stock options          -                 328             328                -
Earned portion of restricted
  stock                            -                  13              13                -
Net income                       366              22,753          23,119              644
Distributions                   (413)            (24,708)        (25,121)            (697)
Adjustment to reflect limited
  partners' redeemable capital
  at balance sheet date          (15)               (817)           (832)             832
                             ________           _________       _________        _________
Balance December 31, 1997     $5,257            $257,043        $262,300          $14,454
                             ========           =========       =========        =========

 (See notes to financial statements.)




Sovran Acquisition Limited Partnership (the Operating Partnership) and Sovran Capital, Inc. and
Sovran Partnerships (Company Predecessors)

Statements of Cash Flows of the Operating Partnership and Combined Statements of Cash Flows of the
Predecessors
                                        Operating Partnership                   Predecessors
                              Year Ended     Year Ended     For Period          For Period
                              December 31,   December 31,   6/26/95 to          1/1/95 to
(Dollars in thousands)           1997           1996        12/31/95            6/25/95

Operating Activities
Net income                    $  23,763      $  15,682      $  6,744            $   311
Adjustments to reconcile
  net income to net cash
  provided by operating
  activities
Depreciation and amortization     7,005          4,583         1,699             1,610
Restricted stock earned              13             12             -                 -
Changes in assets and
  liabilities
Accounts receivable                (162)          (145)          (40)              (46)
Prepaid expenses and other         (283)          (182)           37              (849)
Accounts payable and other
  liabilities                       894            157        (1,225)              891
Deferred revenue                    (71)            45           (27)               86
                              _______________________________________           _______
Net cash provided by
  operating activities           31,159         20,152         7,188             2,003

Investing Activities
Additions to storage
  facilities                    (98,970)       (57,160)     (156,780)           (3,478)









Other assets                        205         (1,986)       (1,185)                -
Restricted cash                       -              -             -               138
                              _______________________________________           _______
Net cash used in investing
  activities                    (98,765)       (59,146)     (157,965)           (3,340)

Financing Activities
Net proceeds from sale of
  common stock                   42,273         76,973       150,506                 -
Proceeds from (payments on)
  line of credit                 36,000         (5,000)        5,000                 -
Distributions paid              (24,787)       (17,024)       (3,997)           (1,779)
Proceeds from issuance of
  mortgages                           -              -             -             2,821
Mortgage principal payments           -              -             -            (1,500)
Capital contributions                 -              -             -               965
                              _______________________________________           ________
Net cash provided by
  financing activities           53,486         54,949       151,509               507
                              _______________________________________           ________
Net (decrease) increase
  in cash                       (14,120)        15,955           732              (830)
Cash beginning of period         16,687            732             -             1,045
                              _______________________________________           ________

Cash end of period            $   2,567      $  16,687      $    732            $  215
                              =======================================           ========
Supplemental cash flow
information
Cash paid for interest        $   2,238      $   1,842      $    234            $3,268



Sovran Acquisition Limited Partnership (the Operating Partnership) and Sovran Capital, Inc. and Sovran Partnerships (Company Predecessors)

Statements of Cash Flows of the Operating Partnership and Combined Statements of Cash Flows of the Predecessors

Supplemental cash-flow information for the years ended December 31, 1997, and 1996.
(Dollars in thousands)
                                             1997             1996

Storage facilities acquired through the
 issuance of partnership units               $ 9,240        $ 3,659
Storage facilities acquired through
 assumption of mortgage                        3,559             -
Fair value of net liabilities assumed on the
 acquisition of storage facilities             4,144            434

Distributions declared but unpaid at December 31, 1997, 1996 and 1995 were $6,816, $5,640 and $3,809, respectively.


Supplemental cash-flow information for the period June 26, 1995 to December 31, 1995
(Dollars in thousands)


Cash paid for partnership interest                                  $42,865
Cash paid for acquisition properties                                 45,121
Cash paid to retire partnership mortgages                            67,602
Prepayment penalties and closing costs                                  860
Cash paid for building improvements                                     332


Cash paid for storage facilities per statement of cash flows       $156,780
Fair value of net liabilities assumed of the partnerships
 and Sovran Capital, Inc.                                             2,681


Investment in storage facilities per financial statements          $159,461


(See notes to financial statements.)

                       NOTES TO FINANCIAL STATEMENTS
        Sovran Acquisition Limited Partnership - December 31, 1997

                             1.  ORGANIZATION

     Sovran Acquisition Limited Partnership (the "Operating Partnership") is the entity through which Sovran Self Storage, Inc. (the "Company"), a self-administered and self-managed real estate investment trust ("REIT"), conducts substantially all of its business and owns substantially all of its assets. The Operating Partnership is one of the largest owners and operators of self-storage properties in the Eastern United States and Texas. In 1995, the Company was formed under Maryland law and the Operating Partnership was organized as a Delaware limited partnership to continue and to expand the self-storage operations of the Company's privately owned predecessor organizations. On June 26, 1995, the Company commenced operations, through the Operating Partnership, effective with the completion of its initial public offering of 5,890,000 shares (the "Initial Offering"). Contemporaneously with the closing of the Initial Offering, the Operating Partnership acquired, in a transaction accounted for as a purchase, sixty-two self-storage facilities (the "Original Properties") which had been owned and managed by Sovran Capital, Inc. and the Sovran Partnerships ("Company Predecessors"). Purchase accounting was applied to the acquisition of the Original Properties to the extent cash was paid to purchase 100% of the limited-partnership interests in the Sovran Partnerships, prepay outstanding mortgages at the time of acquisition and for related transaction costs. Additionally, the Operating Partnership acquired on that date twelve self-storage properties from unaffiliated third parties. The Operating Partnership has since purchased a total of eighty-one (forty-four in 1997, twenty-nine in 1996 and eight in 1995) self storage properties from unaffiliated third parties, increasing the total number of self-storage properties owned at December 31, 1997 to 155 properties, most of which are in the eastern United States and Texas.

     As of December 31, 1997, the Company was a 96.5% economic owner of the Operating Partnership and controls it through Sovran Holdings, Inc. ("Holdings"), a wholly owned subsidiary of the Company incorporated in Delaware and the sole general partner of the Operating Partnership (this structure is commonly referred to as an umbrella partnership REIT or "UPREIT"). The board of directors of Holdings, the members of which are also members of the Board of Directors of the Company, manages the affairs of the Operating Partnership by directing the affairs of Holdings. The Company's limited partner and indirect general partner interests in the Operating Partnership entitle it to share in cash distributions from, and in the profits and losses of, the Operating Partnership in proportion to its ownership interest therein and entitle the Company to vote on all matters requiring a vote of the limited partners.

     The other limited partners of the Operating Partnership are persons who contributed their direct or indirect interests in certain self-storage properties to the Operating Partnership. The Operating Partnership is obligated to redeem each unit of limited partnership ("Unit") at the request of the holder thereof for cash equal to the fair market value of a share of the Company's common stock ("Common Shares") at the time of such redemption, provided that the Company at its option may elect to acquire any Unit presented for redemption for one Common Share or cash. The Company presently anticipates that it will elect to issue Common Shares to acquire Units presented for redemption, rather than paying cash. With each such redemption the Company's percentage ownership interest in the Operating Partnership will increase. In addition, whenever the Company issues Common Shares, the Company is obligated to contribute any net proceeds therefrom to the Operating Partnership and the Operating Partnership is obligated to issue an equivalent number of Units to the Company. Such limited partners' redemption rights are reflected in "limited partners' capital interest" in the accompanying balance sheets at the cash redemption amount at the balance sheet date. Capital activity with regard to such limited partners' redemption rights is reflected in the accompanying statements of partners' capital.

               2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The Company and the Operating Partnership were formed on April 19, 1995, and commenced operations effective with the completion of the Offering on June 25, 1995. Accordingly, the Operating Partnership results of operations are presented from June 26, 1995, the date following the completion of the Offering and the establishment of REIT status, through December 31, 1997.

     The combined statements of operations for the period ended June 25, 1995 reflect the assets, liabilities and results of operations of the Sovran Capital, Inc. and the Sovran Partnerships (Company Predecessors). Such financial statement has been presented on a combined basis, because the entities were the subject of the business combination described in
Note 1.  All intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents: The Operating Partnership considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Revenue Recognition: Rental income is recorded when earned. Rental income received prior to the start of the rental period is included in deferred revenue.

Interest and Other Income: Other income consists primarily of interest income, sales of storage-related merchandise (locks and packing supplies) and commissions from truck rentals.

Investment in Storage Facilities: Storage facilities are recorded at cost. Depreciation is computed using the straight line method over estimated useful lives of forty years for buildings and improvements, and five to twenty years for furniture, fixtures and equipment. Expenditures for significant renovations or improvements which extend the useful life of assets are capitalized. Repair and maintenance costs are expensed as incurred.

Prepaid Expenses and Other Assets: Included in prepaid expenses and other assets are prepaid expenses and intangible assets. The intangible assets at December 31, 1997, consist primarily of loan acquisition costs of approximately $1,155, net of accumulated amortization of approximately $771; organizational costs of approximately $63, net of accumulated amortization of approximately $29; and covenants not to compete of $785, net of accumulated amortization of $350. Loan acquisition costs are amortized over the terms of the related debt; organization costs are amortized over five years; and the covenants are amortized over the contract periods. Amortization expense was $794 and $620 for the periods ended December 31, 1997 and 1996, respectively.

Income Taxes: No provision has been made for income taxes in the accompanying financial statements since the Operating Partnership qualifies as a partnership for Federal and state income tax purposes and its partners are required to include their respective shares of profits and losses in their income tax returns.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. EARNINGS PER UNIT

     In 1997, the Operating Partnership adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." All prior period per unit data has been restated to conform with the provisions of this statement. The following table sets forth the computation of basic and diluted earnings per unit.

                         Year Ended     Year Ended     For Period
(Dollars in thousands,   December 31,   December 31,   6/26/95
except per unit data)       1997           1996        to 12/31/95


Numerator:
  Net Income             $  23,763      $  15,682      $  6,744

Denominator:
  Denominator for basic
  earnings per unit -
  weighted average units    12,090          8,344         7,430


Effect of Dilutive Securities:
  Options for Company stock     62             35            10
  Denominator for diluted
  earnings per unit -
  adjusted weighted -
  average units and
  assumed conversion        12,152          8,379         7,440

Basic Earnings per Unit  $    1.97      $    1.88      $    .91

Diluted Earnings
  per Unit               $    1.96      $    1.87      $    .91

                   4.  INVESTMENT IN STORAGE FACILITIES

The following summarizes activity in storage facilities during the years ended December 31, 1997 and December 31, 1996

(Dollars in Thousands)
                                           1997                     1996



Cost:
  Beginning balance                 $  220,711                $ 159,461
  Property acquisitions                106,926                   58,626
  Improvements and equipment additions   5,527                    2,640
  Dispositions                            (128)                     (16)



Ending balance                      $  333,036                $ 220,711


Accumulated Depreciation:
  Beginning balance                 $    5,457                $   1,497
  Additions during the year              6,211                    3,964
  Dispositions                             (29)                      (4)


Ending balance                      $   11,639                $   5,457


                            5.  LINE OF CREDIT

     At December 31, 1997, the Operating Partnership maintained a $75 million revolving-credit facility of which $36 million was outstanding and secured by specific storage facilities. At December 31, 1997, the Operating Partnership had identified and pledged properties sufficient to provide $75 million of such borrowings. Interest on outstanding balances is payable monthly at 190 basis points above LIBOR. The commitment fee was $225,000 and there is a facility fee attached to the line at the following rates: i) .25% if the unused commitment (UC) is less than $30 million, or
ii) .375% if UC is greater than $30 million. At December 31, 1997, the Operating Partnership was at the .375% rate.

     On February 20, 1998, the Operating Partnership entered into a new $150 million unsecured credit facility which replaces in its entirety the $75 million revolving credit facility. The new facility matures February 2001 and provides for funds at LIBOR plus 1.375%, a savings of 52.5 basis points over the old facility. As a result of the new credit facility, in 1998 the Operating partnership will record an extraordinary loss on the extinguishment of debt of $ 312,000, representing the unamortized financing costs of the revolving credit facility.

              6.  PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

     The following unaudited pro forma information shows the results of operations as though the acquisitions of storage facilities in 1997 and 1996, and the common stock offerings of the Company in 1997 and 1996 had all occurred as of the beginning of 1996.

                                          Year ended December 31,

(Dollars in thousands, except unit data)     1997          1996

Total revenues                         $  54,085      $  51,455

Total expenses                           (28,789)       (27,175)

Net Income                              $ 25,296       $ 24,280

Earnings per unit - basic               $   2.00       $   1.92

Units used in basic earnings
per unit calculation                  12,666,730     12,666,730


Such unaudited pro forma information is based upon the historical statements of operations of the Operating Partnership. It should be read in conjunction with the financial statements of the Operating Partnership and the predecessors and notes thereto. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made. This unaudited pro forma statement does not purport to represent what the actual results of operations of the Operating Partnership would have been assuming such transactions had been completed as set forth above, nor does it purport to represent the results of operations for future periods.

                             7.  STOCK OPTIONS

     The Operating Partnership continues to account for Company stock-based compensation using the measurement prescribed by APB Opinion No. 25 which does not recognize compensation expense because the exercise price of the stock options equals the market price of the underlying stock on the date of grant. SFAS 123 requires companies that choose not to adopt the new fair value accounting rules to disclose pro forma net income and earnings per unit under the new method. The Operating Partnership will issue a Unit to the Company for each common share of the Company issued under the following plans.

     The Company has established the 1995 Award and Option Plan (the Plan) for the purpose of attracting and retaining the Company's executive officers and other employees. The options vest ratably over four years, and must be exercised within ten years from the date of grant. The exercise price for qualified incentive stock options must be at least equal to the fair market value at the date of grant. As of December 31, 1997, options for 306,000 shares had been granted under the Plan. The total options available under the plan is 400,000.

     The Company also established the 1995 Outside Directors' Stock Option Plan (the Non-employee Plan) for the purpose of attracting and retaining the services of experienced and knowledgeable outside directors. The Non-employee Plan provides for the annual granting of options to purchase 2,500 shares of common stock to each eligible director. Such options vest over a one year period for initial awards and immediately upon subsequent grants. The total shares reserved under the Non-employee Plan is 50,000. The exercise price for options granted under the Non-employee Plan is equal to fair market value at date of grant. As of December 31, 1997, options for 30,000 shares had been granted under the Non-employee Plan.

     The Company has also issued 2,200 shares of restricted stock to employees which vest over a four-year period. The fair value of the restricted stock on the date of grant ranged from $25.38 to $29.19.

     The fair value for these options was $2.30, which was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1997: risk-free interest rate of 6%; dividend yield of 7%, volatility factor of the expected market price of the Company's common stock of .16.

     The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Operating Partnership's pro forma information for the year ended
December 31, 1997 follows (in thousands, except for earnings per unit information).

Pro forma net income                    $  23,620
Pro forma earnings per unit:  Basic     $    1.95
                              Diluted   $    1.94

The pro forma effect on earnings for the years ended December 31, 1996 and 1995 was immaterial.

A summary of the Company's stock option activity and related information for the years ended
December 31 follows:
                                      1997               1996               1995

                                   Weighted            Weighted            Weighted
                                   Average             average             average
                                   exercise            exercise            exercise
                              Options   price     Options   price     Options   price
__________________________________________________________________________________________
Outstanding at
  beginning of year           293,500   $23.97    268,000   $23.00          -   $     -

Granted                        34,000    29.93     28,000    25.92    274,000     23.00

Exercised                     (14,250)   23.00          -        -          -         -
Forfeited                     (18,000)   24.53     (2,500)   23.00     (6,000)    23.00
__________________________________________________________________________________________

Outstanding at end
  of year                     295,250   $25.36    293,500   $23.97    268,000   $ 23.00
__________________________________________________________________________________________
Exercisable at end
  of year                     146,750   $25.12     82,000   $23.48          -         -

Exercise prices for options outstanding as of December 31, 1997 ranged from $23.00 to $30.63. The weighted average remaining contractual life of those options is 8.07 years.



                            8.  RETIREMENT PLAN

     Employees of the Operating Partnership qualifying under certain age and service requirements are eligible to be a participant in a 401(K) Plan which was effective September 1, 1997. The Operating Partnership contributes to the Plan at the rate of 50% of the first 4% of gross wages. Total expense to the Operating Partnership was approximately $15,000 for the year ended December 31, 1997.

                 9.  THE COMPANY'S SHAREHOLDER RIGHTS PLAN

     In November 1996, the Company adopted a Shareholder Rights Plan and declared a dividend distribution of one Right for each outstanding share of common stock. Under certain conditions, each Right may be exercised to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $75, subject to adjustment. The Rights will be exercisable only if a person or group has acquired 10% or more of the outstanding shares of common stock, or following the commencement of a tender or exchange offer for 10% or more of such outstanding shares of common stock. If a person or group acquires more than 10% of the then outstanding shares of common stock, each Right will entitle its holder to receive, upon exercise, common stock having a value equal to two times the exercise price of the Right. In addition, if the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase that number of the acquiring Company's common shares having a market value of twice the Right's exercise price. The Company will be entitled to redeem the Rights at $.01 per Right at any time prior to the earlier of the expiration of the Rights in November 2006 or the time that a person has acquired a 10% position. The Rights do not have voting or dividend rights, and until they become exercisable, have no dilutive effect on the Operating Partnership's earnings.

          10.  SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following is a summary of quarterly results of operations for the fiscal quarters since the consummation of the offering on June 26, 1995 (dollars in thousands, except per unit data)

                                               1997 Quarter Ended

                                  March 31   June 30  Sept. 30   Dec. 31


Revenue                            $10,732   $11,938   $13,320   $13,364
Net Income                         $ 4,935   $ 6,189   $ 6,559   $ 6,080
Net Income Per Unit (Note 3):
     Basic                         $  0.46   $  0.50   $  0.52   $  0.49
     Diluted                       $  0.46   $  0.50   $  0.52   $  0.48

                                               1996 Quarter Ended

                                  March 31   June 30  Sept. 30   Dec. 31


Revenues                           $ 6,944   $ 7,960   $ 9,034   $ 9,659
Net Income                         $ 3,152   $ 3,610   $ 3,651   $ 5,269
Net Income Per Unit (Note 3):
     Basic                         $  0.42   $  0.48   $  0.48   $  0.50
     Diluted                       $  0.42   $  0.48   $  0.48   $  0.49



                                                   1995 Quarter Ended

                                            June 30*  Sept. 30   Dec. 31

Revenues                                      $  352   $ 6,343   $ 6,247
Net Income                                    $  164   $ 3,213   $ 3,367
Net Income Per Unit(Note 3):
     Basic and Diluted                        $ 0.02   $  0.44   $  0.45


 (*) Includes results for the period June 26, 1995 (Formation) to June 30,
1995.

                    11.  COMMITMENTS AND CONTINGENCIES

     The Operating Partnership's current practice is to conduct environmental investigations in connection with property acquisitions. At this time, the Operating Partnership is not aware of any environmental contamination of any of its facilities which individually or in the aggregate would be material to the Operating Partnership's overall business, financial condition, or results of operations.

     As of December 31, 1997, the Operating Partnership had entered into contracts for the purchase of ten facilities. These facilities were acquired in January and February, 1998 for a total cost of $34,145,000.

                          12.  LEGAL PROCEEDINGS

     A former business associate (Plaintiff) of certain officers and directors of the Company, including Robert J. Attea, Kenneth F. Myszka, David L. Rogers and Charles E. Lannon, filed a lawsuit against the Company on June 13, 1995 in the United States District Court for the Northern District of Ohio. The Plaintiff has since amended the complaint in the lawsuit alleging breach of fiduciary duty, breach of contract, breach of general partnership/joint venture arrangement, breach of duty of good faith, fraud and deceit, and other causes of action including declaratory judgement as to the Plaintiff's continuing interest in the Company. The Plaintiff is seeking money damages in excess of $25 million, as well as punitive damages and declaratory and injunctive relief (including the imposition of a constructive trust on assets of the Company in which the Plaintiff claims to have a continuing interest) and an accounting. The amended complaint also added Messrs. Attea, Myszka, Rogers and Lannon as additional defendants. The parties are currently involved in discovery. The Company intends to vigorously defend the lawsuit. Messrs. Attea,

Myszka, Rogers and Lannon have agreed to indemnify the Company for cost and any loss arising from the lawsuit. The Operating Partnership believes that the actual amount of the Plaintiff's recovery in this matter if any, would be within the ability of these individuals to provide indemnification. The Operating Partnership does not believe that the lawsuit will have a material, adverse effect upon the Operating Partnership.

                 13.  INTERNAL PROPERTY ACQUISITION COSTS

     On March 19, 1998 the Financial Accounting Standards Board Emerging Issues Task Force reached a consensus as to the accounting for internal acquisition costs incurred in connection with real property. The Task Force consensus indicates that internal costs related to the acquisition of operating properties should be expensed as incurred. The Operating Partnership has previously capitalized such costs and will comply with the consensus prospectively. The amount of such costs capitalized in 1997 and 1996 were $728,000 and $755,000, respectively.

                      Report of Independent Auditors





The Board of Directors and Partners
Sovran Acquisition Limited Partnership:

     We have audited the financial statements of Sovran Acquisition
Limited Partnership as of December 31, 1997 and 1996, and for the years ended December 31, 1997 and 1996 and the period from June 26, 1995 to December 31, 1995 and have issued our report thereon dated April 16, 1998 included elsewhere in this General Form of Registration of Securities. Our audits also included the financial statements schedule listed in Item 15(b) of this Registration Statement. This schedule is the responsibility of the Operating Partnership's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                              ERNST & YOUNG LLP



Buffalo, New York
April 16, 1998

                                              Sovran Acquisition Limited Partnership                               Schedule III
                                         Combined Real Estate and Accumulated Depreciation
                                                          (in thousands)
                                                         December 31, 1997

                                                  Cost
                                Initial Cost      Capitalized
                                to Operating      Subsequent to                Gross Amount at Which
                                Partnership       Acquisition               Carried at Close of Period
                                Building,         Building,                Building
                                Equipment         Equipment                Equipment
                                and               and Land                 and                           Accumulated
Description        ST    Land  Improvements       Improvements     Land    Improvements        Total     Depreciation   Acquired
_________________________________________________________________________________________________________________________________
Charleston I        SC   416       1,516          12               416     1,528               1,944     102            6/26/95
Lakeland I          FL   397       1,424          33               397     1,457               1,854      96            6/26/95
Charlotte           NC   308       1,102          42               308     1,144               1,452      71            6/26/95
Tallahassee I       FL   770       2,734         222               770     2,956               3,726     180            6/26/95
Youngstown          OH   239       1,110          69               239     1,179               1,418      73            6/26/95
Cleveland-Metro I   OH   179         836         144               179       980               1,159      57            6/26/95
Cleveland-Metro II  OH   701       1,659           8               701     1,667               2,368     107            6/26/95
Tallahassee II      FL   204         734          31               204       765                 969      48            6/26/95
Pt. St. Lucie       FL   395       1,501          97               395     1,598               1,993     114            6/26/95
Deltona             FL   483       1,752         157               483     1,909               2,392     119            6/26/95
Middletown          NY   224         808          38               224       846               1,070      55            6/26/95
Buffalo I           NY   423       1,531         435               497     1,892               2,389     104            6/26/95
Rochester I         NY   395       1,404          17               395     1,421               1,816      89            6/26/95
Salisbury           MD   164         760          63               164       823                 987      52            6/26/95
New Bedford         MA   367       1,325          31               367     1,356               1,723      86            6/26/95
Fayetteville        NC   853       3,057          59               853     3,116               3,969     197            6/26/95
Allentown           PA   199         921          65               203       982               1,185      63            6/26/95
Jacksonville I      FL   152         728          64               152       792                 944      53            6/26/95
Columbia I          SC   268       1,248           5               268     1,253               1,521      83            6/26/95
Rochester II        NY   230         847          87               234       930               1,164      60            6/26/95
Savannah I          GA   463       1,684          58               463     1,742               2,205     112            6/26/95
Greensboro          NC   444       1,613          30               444     1,643               2,087     107            6/26/95
Raleigh I           NC   649       2,329          75               649     2,404               3,053     152            6/26/95
New Haven           CT   387       1,402          14               387     1,416               1,803      92            6/26/95
Atlanta-Metro I     GA   844       2,021          58               844     2,079               2,923     133            6/26/95
Atlanta-Metro II    GA   302       1,103           9               303     1,111               1,414      74            6/26/95

Buffalo II          NY   315         745         110               315       855               1,170      50            6/26/95
Raleigh II          NC   321       1,150          15               321     1,165               1,486      74            6/26/95
Columbia II         SC   361       1,331          42               374     1,360               1,734      91            6/26/95
Columbia III        SC   189         719          26               189       745                 934      52            6/26/95
Columbia IV         SC   488       1,188          12               488     1,200               1,688      79            6/26/95
Atlanta-Metro III   GA   430       1,579          18               430     1,597               2,027     106            6/26/95
Orlando I           FL   513       1,930          75               513     2,005               2,518     137            6/26/95
Spartanburg         SC   331       1,209          25               331     1,234               1,565      82            6/26/95
Sharon              PA   194         912          37               194       949               1,143      64            6/26/95
Ft. Lauderdale      FL 1,503       3,619         105             1,503     3,724               5,227     248            6/26/95
West Palm I         FL   398       1,035          40               398     1,075               1,473      80            6/26/95
Atlanta-Metro IV    GA   423       1,015          10               423     1,025               1,448      68            6/26/95
Atlanta-Metro V     GA   483       1,166          35               483     1,201               1,684      77            6/26/95
Atlanta-Metro VI    GA   308       1,116          31               308     1,147               1,455      76            6/26/95
Atlanta-Metro VII   GA   170         786          49               170       835               1,005      54            6/26/95
Atlanta-Metro VIII  GA   413         999          22               413     1,021               1,434      68            6/26/95
Baltimore I         MD   154         555          38               154       593                 747      40            6/26/95
Baltimore II        MD   479       1,742          85               479     1,827               2,306     119            6/26/95
Augusta I           GA   357       1,296          77               357     1,373               1,730      87            6/26/95
Macon I             GA   231       1,081           7               231     1,088               1,319      72            6/26/95
Melbourne I         FL   883       2,104          33               883     2,137               3,020     144            6/26/95
Newport News        VA   316       1,471          13               316     1,484               1,800      98            6/26/95
Pensacola I         FL   632       2,962          96               632     3,058               3,690     199            6/26/95
Augusta II          GA   315       1,139          71               315     1,210               1,525      73            6/26/95
Hartford-Metro I    CT   715       1,695          25               715     1,720               2,435     113            6/26/95
Atlanta-Metro IX    GA   304       1,118          49               304     1,167               1,471      77            6/26/95
Alexandria          VA 1,375       3,220          46             1,375     3,266               4,641     205            6/26/95
Pensacola II        FL   244         901           6               244       907               1,151      63            6/26/95
Melbourne II        FL   834       2,066          26               834     2,092               2,926     148            6/26/95
Hartford-Metro II   CT   234         861           7               234       868               1,102      59            6/26/95
Atlanta-Metro X     GA   256       1,244           4               256     1,248               1,504      85            6/26/95
Norfolk I           VA   313       1,462          27               313     1,489               1,802      97            6/26/95
Norfolk II          VA   278       1,004          12               278     1,016               1,294      67            6/26/95
Birmingham I        AL   307       1,415          33               307     1,448               1,755      92            6/26/95
Birmingham II       AL   730       1,725          38               730     1,763               2,493     114            6/26/95
Montgomery I        AL   863       2,041          78               863     2,119               2,982     137            6/26/95
Jacksonville II     FL   326       1,515          49               326     1,564               1,890     103            6/26/95
Pensacola III       FL   369       1,358          42               369     1,400               1,769      90            6/26/95
Pensacola IV        FL   244       1,128          32               244     1,160               1,404      75            6/26/95
Pensacola V         FL   226       1,046          32               226     1,078               1,304      70            6/26/95
Tampa I             FL 1,088       2,597          42             1,088     2,639               3,727     175            6/26/95
Tampa II            FL   526       1,958          58               526     2,016               2,542     140            6/26/95
Tampa III           FL   672       2,439          32               672     2,471               3,143     164            6/26/95

Jackson I           MS   343       1,580          26               343     1,606               1,949     102            6/26/95
Jackson II          MS   209         964          22               209       986               1,195      64            6/26/95
Richmond            VA   443       1,602          51               443     1,653               2,096     101            8/25/95
Orlando II          FL 1,161       2,755          64             1,162     2,818               3,980     162            9/29/95
Birmingham III      AL   424       1,506          47               424     1,553               1,977      76            1/16/96
Macon II            GA   431       1,567          19               431     1,586               2,017      87            12/1/95
Harrisburg I        PA   360       1,641          62               360     1,703               2,063      87            12/29/95
Harrisburg II       PA   627       2,224          25               627     2,249               2,876     115            12/29/95
Syracuse I          NY   470       1,712          40               472     1,750               2,222      93            12/27/95
Ft. Myers           FL   205         912          26               206       937               1,143      70            12/28/95
Ft. Myers II        FL   412       1,703          36               413     1,738               2,151     113            12/28/95
Newport News II     VA   442       1,592          27               442     1,619               2,061      84            1/5/96
Montgomery II       AL   353       1,299          48               353     1,347               1,700      72            1/23/96
Charleston II       SC   237         858          63               237       921               1,158      45            3/1/96
Tampa IV            FL   766       1,800          50               766     1,850               2,616      83            3/28/96
Arlington I         TX   442       1,767          21               442     1,788               2,230      80            3/29/96
Arlington II        TX   408       1,662          27               408     1,689               2,097      77            3/29/96
Ft. Worth           TX   328       1,324          35               328     1,359               1,687      61            3/29/96
San Antonio I       TX   436       1,759          27               436     1,786               2,222      80            3/29/96
San Antonio II      TX   289       1,161          24               289     1,185               1,474      53            3/29/96
Syracuse II         NY   481       1,559         300               496     1,844               2,340      70            6/5/96
Montgomery III      AL   279       1,014          21               279     1,035               1,314      44            5/21/96
West Palm II        FL   345       1,262          47               345     1,309               1,654      57            5/29/96
Ft. Myers III       FL   229         884          37               229       921               1,150      40            5/29/96
Pittsburgh          PA   545       1,940          18               545     1,958               2,503      76            6/19/96
Lakeland II         FL   359       1,287          57               359     1,344               1,703      52            6/26/96
Springfield         MA   251         917         174               300     1,042               1,342      41            6/28/96
Ft. Myers IV        FL   344       1,254          83               344     1,337               1,681      54            6/28/96
Cincinnati          OH   557       1,988          17               557     2,005               2,562      73            7/23/96
Dayton              OH   667       2,379          15               667     2,394               3,061      87            7/23/96
Baltimore III       MD   777       2,770          36               777     2,806               3,583     102            7/26/96
Jacksonville III    FL   568       2,028         229               568     2,257               2,825      76            8/23/96
Jacksonville IV     FL   436       1,635          32               436     1,667               2,103      64            8/26/96
Pittsburgh II       PA   627       2,257          79               632     2,331               2,963      79            8/28/96
Jacksonville V      FL   535       2,033          19               538     2,049               2,587      78            8/30/96
Charlotte II        NC   487       1,754          16               487     1,770               2,257      58            9/16/96
Charlotte III       NC   315       1,131          12               315     1,143               1,458      38            9/16/96
Orlando III         FL   314       1,113          88               314     1,201               1,515      35           10/30/96
Rochester III       NY   704       2,496          18               708     2,510               3,218      63           12/20/96
Youngstown II       OH   600       2,142          25               600     2,167               2,767      55            1/10/97
Akron               OH   413       1,478          12               413     1,490               1,903      38            1/10/97



Cleveland III       OH   751       2,676         204               751     2,880               3,631      70            1/10/97
Cleveland IV        OH   725       2,586         179               725     2,765               3,490      68            1/10/97
Cleveland V         OH   637       2,918         324               637     3,242               3,879      78            1/10/97
Cleveland VI        OH   495       1,781         227               495     2,008               2,503      48            1/10/97
Cleveland VII       OH   761       2,714         171               761     2,885               3,646      71            1/10/97
Cleveland VIII      OH   418       1,921         193               418     2,114               2,532      51            1/10/97
Cleveland IX        OH   606       2,164          43               606     2,207               2,813      56            1/10/97
Grand Rapids I      MI   455       1,631          14               455     1,645               2,100      38            1/17/97
Grand Rapids II     MI   219         790          34               219       824               1,043      19            1/17/97
Kalamazoo           MI   516       1,845          65               516     1,910               2,426      44            1/17/97
Lansing             MI   327       1,332           5               327     1,337               1,664      31            1/17/97
Holland             MI   451       1,830          99               451     1,929               2,380      45            1/17/97
San Antonio III     TX   474       1,686          87               474     1,773               2,247      40            1/30/97
Universal           TX   346       1,236          38               346     1,274               1,620      29            1/30/97
San Antonio IV      TX   432       1,560          30               432     1,590               2,022      38            1/30/97
Houston-Eastex      TX   634       2,565           4               634     2,569               3,203      50            3/26/97
Houston-Nederland   TX   566       2,279           4               566     2,283               2,849      44            3/26/97
Houston-College     TX   293       1,357           4               293     1,361               1,654      27            3/26/97
Lynchburg-Lakeside  VA   335       1,342          30               335     1,372               1,707      26            3/31/97
Lynchburg -
 Timberlake         VA   328       1,315          10               328     1,325               1,653      25            3/31/97
Lynchburg-Amherst   VA   155         710          16               155       726                 881      14            3/31/97
Christiansburg      VA   245       1,120           9               245     1,129               1,374      21            3/31/97
Chesapeake          VA   260       1,043          33               260     1,076               1,336      20            3/31/97
Danville            VA   326       1,488          14               326     1,502               1,828      28            3/31/97
Orlando-W 25th St   FL   289       1,160          33               289     1,193               1,482      23            3/31/97
Delray I-Mini       FL   491       1,756          53               491     1,809               2,300      35            4/11/97
Savannah II         GA   296       1,196          84               296     1,280               1,576      22            5/8/97
Delray II-Safeway   FL   921       3,282          70               921     3,352               4,273      49            5/21/97
Cleveland X-Avon    OH   301       1,214          72               301     1,286               1,587      19            6/4/97
Dallas-Skillman     TX   960       3,847          37               960     3,884               4,844      49            6/30/97
Dallas-Centennial   TX   965       3,864          35               965     3,899               4,864      49            6/30/97
Dallas-Samuell      TX   570       2,285          34               570     2,319               2,889      29            6/30/97
Dallas-Hargrove     TX   370       1,486           2               370     1,488               1,858      19            6/30/97
Houston-Antoine     TX   515       2,074           5               515     2,079               2,594      27            6/30/97
Atlanta-Alpharetta  GA 1,033       3,753          22             1,033     3,775               4,808      41            7/24/97
Atlanta-Marietta    GA   769       2,788           8               769     2,796               3,565      31            7/24/97
Atlanta-Doraville   GA   735       3,429          17               735     3,446               4,181      30            8/21/97
GreensboroHilltop   NC   268       1,097           5               268     1,102               1,370       7            9/25/97
GreensboroStgCch    NC    89         376           3                89       379                 468       3            9/25/97
Baton Rouge-
  Airline           LA   396       1,831           4               396     1,835               2,231      12            10/9/97


Baton Rouge-
  Airline2          LA   282       1,303           1               282     1,304               1,586       3            11/21/97
Harrisburg-
  Peiffers          PA   635       2,550           5               635     2,555               3,190       5            12/3/97
Corporate Office    NY     0          68         282                 0       350                 350      12            01/1/95
Boston-Metro I      MA   363       1,679          76               363     1,755               2,118     113            6/26/95
Boston-Metro II     MA   680       1,616          28               680     1,644               2,324     108            6/26/95
E. Providence       RI   345       1,268          90               345     1,358               1,703      88            6/26/95
                                                   0
                      ____________________     _____    ____________________________________________  ______

                      71,214     253,311       8,511            71,391   261,645             333,036  11,639
                      ====================     =====    ============================================  ======



                                       December 31, 1997    December 31, 1996   December 31, 1995
Balance at beginning of period                   $220,711             $159,461            $     -
 Additions during period:
 Acquisitions through
  foreclosure                                $   -                $   -               $   -
    Other acquisitions                 106,926               58,626            158,698
    Improvements, etc.                   5,527                2,640                763
    Other (describe)                         -    112,453         -     61,266        -    159,461
                                             _                    _                   _
Deductions during period:
 Cost of real estate sold                    -                    -                   -         -
 Other (describe)                         (128)      (128)      (16)       (16)       -         -
                                          ____       ____       ___        ___        _         _
Balance at close of period                       $333,036             $220,711            $159,461
                                                 ========             ========            ========













                                 SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buffalo, State of New York on this 22nd day of April, 1998.


                         SOVRAN ACQUISITION LIMITED PARTNERSHIP

                         By:  Sovran Holdings, Inc.
                         Its: General Partner


                         By:  /S/ David L. Rogers
                                  David L. Rogers, Chief Financial Officer

                               EXHIBIT INDEX


     Exhibit No.                        Description

         3.1                  Agreement of Limited Partnership of
                              the Operating Partnership, as amended

         3.2*                 Amended and Restated Articles of
                              Incorporation of the Company

         3.3*                 By-laws of the Company

         3.4 Articles Supplementary of the Articles of Incorporation of the Company classifying and designating the Company's Series A Junior Participating Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company's Form 8A filed December 3, 1996)

        10.1 Revolving Credit Agreement between the Company, the Operating Partnership, Fleet National Bank and other lenders named therein

        10.2* Form of Non-competition Agreement between the Company and Charles E. Lannon

        10.3* Form of Non-competition Agreement between the Company and Robert J. Attea

        10.4* Form of Non-competition Agreement between the Company and Kenneth F. Myszka

        10.5* Form of Non-competition Agreement between the Company and David L. Rogers

        10.6*                 Sovran Self Storage, Inc. 1995 Award and
                              Option Plan

        10.7*                 1995 Sovran Self Storage, Inc. Directors'
                              Option Plan

        10.8* Sovran Self Storage Incentive Compensation Plan for Executive Officer

        10.9*                 Restricted Stock Agreement between the
                              Company and David L. Rogers

        10.10* Form of Supplemental Representations, Warranties and Indemnification Agreement among the Company and Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers

        10.11* Form of Pledge Agreement among the Company and Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers

        10.12* Form of Indemnification Agreement between the Company and certain Officers and Directors of the Company

        10.13* Form of Subscription Agreement (including Registration Rights Statement) among the Company and subscribers for 422,171 Common Shares

        10.14* Form of Registration Rights and Lock-Up Agreement among the Company and Robert J. Attea, Charles E. Lannon, Kenneth F. Myszka and David L. Rogers

        10.15* Form of Facilities Services Agreement between the Company and Williamsville Properties, Inc.

        27.1                  Financial Data Schedule


_________________

   * Incorporated by reference to the exhibits as filed with the Company's Registration Statement on Form S-11 (File No. 33-91422) filed June 19, 1995.

                                Exhibit 3.1

                     AGREEMENT OF LIMITED PARTNERSHIP
                                    OF
                  SOVRAN ACQUISITION LIMITED PARTNERSHIP

     THIS AGREEMENT OF LIMITED PARTNERSHIP OF SOVRAN ACQUISITION LIMITED PARTNERSHIP ("Agreement"), dated as of June 1, 1995, is entered into by and among SOVRAN HOLDINGS, INC. (the "General Partner", it being understood that references herein to Sovran Self Storage, Inc. include references to any successor thereto as a result of a transaction in accordance with the terms hereof), a Delaware corporation, as the General Partner, SOVRAN SELF STORAGE, INC., a Maryland corporation ("Limited Partner", it being understood that references herein to Sovran Self Storage, Inc. include references to any successor thereto as a result of a transaction in accordance with the terms hereof), as a Limited Partner, together with any other Persons who become Partners in the Partnership as provided herein.

     WHEREAS, the General Partner and the Limited Partner desire to form a partnership, to enter into this Agreement and to provide for the admission of Additional Limited Partners;

     NOW THEREFORE, in consideration of the mutual covenants herein contained, and other valuable consideration, the receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:


                                 ARTICLE 1
                               DEFINED TERMS

     The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

     "Act" means the Delaware Revised Uniform Limited Partnership Act, as it may be amended from time to time, and any successor to such statute.

     "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 4.2 hereof and who is shown as such on the books and records of the Partnership.

     "Adjusted Capital Account" means the Capital Account maintained for each Partner as of the end of each Partnership taxable year (i) increased by any amounts which such Partner is obligated to restore pursuant to any provision of this Agreement or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5) and (ii) decreased by the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and
1.704-1(b)(2)(ii)(d)(6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

     "Adjusted Capital Account Deficit" means, with respect to any Partner, the deficit balance, if any, in such Partner's Adjusted Capital Account as of the end of the relevant Partnership taxable year.

     "Adjusted Property" means any property the Carrying Value of which has been adjusted pursuant to Exhibit B hereof. Once an Adjusted Property is deemed distributed by, and recontributed to, the Partnership for federal income tax purposes upon a termination thereof pursuant to Section 708 of the Code, such property shall thereafter constitute a Contributed Property until the Carrying Value of such property is further adjusted pursuant to Exhibit B hereof.

     "Affiliate" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any Person of which such Person owns or controls ten percent (10%) or more of the voting interests, or (iv) any officer, director, general partner or trustee of such Person or of any Person referred to in clauses (i), (ii), and (iii) above. For purposes of this definition, "control" when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Agreed Value" means (i) in the case of any Contributed Property set forth in Exhibit D and as of the time of its contribution to the Partnership, the Agreed Value of such property as set forth in Exhibit D;
(ii) in the case of any Contributed Property not set forth in Exhibit D and as of the time of its contribution to the Partnership, the 704(c) Value of such property, reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed, and (iii) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property at the time such property is distributed, reduced by any indebtedness either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution as determined under Section 752 of the Code and the Regulations thereunder.

     "Agreement" means this Agreement of Limited Partnership of Sovran Acquisition Limited Partnership, as it may be amended, supplemented or restated from time to time.

     "Assignee" means a Person to whom one or more Partnership Units have been transferred in a manner permitted under this Agreement, but who has not become a Substituted Limited Partner, and who has the rights set forth in Section 11.5.

     "Available Cash" means, with respect to any period for which such calculation is being made, (i) the sum of:

          (a) the Partnership's Net Income or Net Loss (as the case may be) for such period (without regard to adjustments resulting from allocations described in Sections 1.A through 1.E of Exhibit C);

          (b) Depreciation and all other noncash charges deducted in determining Net Income or Net Loss for such period;

          (c) the amount of any reduction in the reserves of the Partnership referred to in clause (ii) (f) below (including, without limitation, reductions resulting because the General Partner determines such amounts are no longer necessary);

          (d) the excess of proceeds from the sale, exchange, disposition, or refinancing of Partnership property for such period over the gain recognized from such sale, exchange, disposition, or refinancing during such period (excluding Terminating Capital Transactions); and

          (e) all other cash received by the Partnership for such period that was not included in determining Net Income or Net Loss for such period;

          (ii) less the sum of:

          (a) all principal debt payments made by the Partnership during such period;

          (b) capital expenditures made by the Partnership during such period;

          (c) investments made by the Partnership during such period in any entity (including loans made thereto) to the extent that such investments are not otherwise described in clause (ii)(a) or (ii)(b);

          (d) all other expenditures and payments not deducted in determining Net Income or Net Loss for such period;

          (e) any amount included in determining Net Income or Net Loss for such period that was not received by the Partnership during such period;

          (f) the amount of any increase in reserves during such period which the General Partner determines to be necessary or appropriate in its sole and absolute discretion; and

          (g) the amount of any working capital accounts and other cash or similar balances which the General Partner determines to be necessary or appropriate, in its sole and absolute discretion.

     Notwithstanding the foregoing, Available Cash shall not include any cash received or reductions in reserves, or take into account any disbursements made or reserves established, after commencement of the dissolution and liquidation of the Partnership.

     "Book-Tax Disparities" means, with respect to any item of Contributed Property or Adjusted Property, as of the date of any determination, the difference between the Carrying Value of such Contributed Property or Adjusted Property and the adjusted basis thereof for federal income tax purposes as of such date. A Partner's share of the Partnership's Book-Tax Disparities in all of its Contributed Property and Adjusted Property will be reflected by the difference between such Partner's Capital Account balance as maintained pursuant to Exhibit B and the hypothetical balance of such Partner's Capital Account computed as if it had been maintained strictly in accordance with federal income tax accounting principles.

     "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in Buffalo, New York are authorized or required by law to close.

     "Capital Account" means the Capital Account maintained for a Partner pursuant to Exhibit B hereof.

     "Capital Contribution" means, with respect to any Partner, any cash, cash equivalents or the Agreed Value of Contributed Property which such Partner contributes or is deemed to contribute to the Partnership pursuant to Section 4.1, 4.2, or 4.3 hereof.

     "Carrying Value" means (i) with respect to a Contributed Property or Adjusted Property, the 704(c) Value of such property, reduced (but not below zero) by all Depreciation with respect to such Property charged to the Partners' Capital Accounts following the contribution of or adjustment with respect to such Property, and (ii) with respect to any other Partnership property, the adjusted basis of such property for federal income tax purposes, all as of the time of determination. The Carrying Value of any property shall be adjusted from time to time in accordance with Exhibit B hereof, and to reflect changes, additions or other adjustments to the Carrying Value for dispositions and acquisitions of Partnership properties, as deemed appropriate by the General Partner.

     "Cash Amount" means an amount of cash per Partnership Unit equal to the Value on the Valuation Date of the REIT Shares Amount.

     "Certificate" means the Certificate of Limited Partnership relating to the Partnership filed in the office of the Delaware Secretary of State, as amended from time to time in accordance with the terms hereof and the Act.

     "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time, as interpreted by the applicable regulations thereunder. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of future law.

     "Consent" means the consent or approval of a proposed action by a Partner given in accordance with Section 14.2 hereof.

     "Contributed Property" means each property or other asset, in such form as may be permitted by the Act, but excluding cash, contributed or deemed contributed to the Partnership (including deemed contributions to the Partnership on termination and reconstitution thereof pursuant to
Section 708 of the Code). Once the Carrying Value of a Contributed Property is adjusted pursuant to Exhibit B hereof, such property shall no longer constitute a Contributed Property for purposes of Exhibit B hereof, but shall be deemed an Adjusted Property for such purposes.

     "Conversion Factor" means 1.0, provided that in the event that Sovran Self Storage, Inc. (i) declares or pays a dividend on its outstanding REIT Shares in REIT Shares or makes a distribution to all holders of its outstanding REIT Shares in REIT Shares; (ii) subdivides its outstanding REIT Shares; or (iii) combines its outstanding REIT Shares into a smaller number of REIT Shares, the Conversion Factor shall be adjusted by multiplying the Conversion Factor by a fraction, the numerator of which shall be the number of REIT Shares issued and outstanding on the record date for such dividend, distribution, subdivision or combination assuming for such purpose that such dividend, distribution, subdivision or combination has occurred as of such time, and the denominator of which shall be the actual number of REIT Shares (determined without the above assumption) issued and outstanding on the record date for such dividend, distribution, subdivision or combination. Any adjustment to the Conversion Factor shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

     "Depreciation" means, for each taxable year an amount equal to the federal income tax depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such year, except that if the Carrying Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such year bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization, or other cost recovery deduction for such year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the General Partner.

     "Effective Date" means the date of closing of the initial public offering of REIT Shares.

     "General Partner" means Sovran Holdings, Inc., in its capacity as the general partner of the Partnership, or its successors as general partner of the Partnership.

     "General Partner Interest" means a Partnership Interest held by the General Partner that is a general partnership interest. A General Partner Interest may be expressed as a number of Partnership Units.

     "IRS" means the Internal Revenue Service, which administers the internal revenue laws of the United States.

     "Immediate Family" means, with respect to any natural Person, such natural Person's spouse and such natural Person's natural or adoptive parents, descendants, nephews, nieces, brothers, and sisters.

     "Incapacity" or "Incapacitated" means, (i) as to any individual Partner, death, total physical disability or entry by a court of competent jurisdiction adjudicating him incompetent to manage his Person or his estate; (ii) as to any corporation which is a Partner, the filing of a certificate of dissolution, or its equivalent, for the corporation or the revocation of its charter; (iii) as to any partnership which is a Partner, the dissolution and commencement of winding up of the partnership; (iv) as to any estate which is a Partner, the distribution by the fiduciary of the estate's entire interest in the Partnership; (v) as to any trustee of a trust which is a Partner, the termination of the trust (but not the substitution of a new trustee); or (vi) as to any Partner, the bankruptcy of such Partner. For purposes of this definition, bankruptcy of a Partner shall be deemed to have occurred when (a) the Partner commences a voluntary proceeding seeking liquidation, reorganization or other relief under any bankruptcy, insolvency or other similar law now or hereafter in effect, (b) the Partner is adjudged as bankrupt or insolvent, or a final and nonappealable order for relief under any bankruptcy, insolvency or similar law now or hereafter in effect has been entered against the Partner, (c) the Partner executes and delivers a general assignment for the benefit of the Partner's creditors, (d) the Partner files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the Partner in any proceeding of the nature described in clause (b) above, (e) the Partner seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator for the Partner or for all or any substantial part of the Partner's properties, (f) any proceeding seeking liquidation, reorganization or other relief of or against such Partner under any bankruptcy, insolvency or other similar law now or hereafter in effect has not been dismissed within one hundred twenty (120) days after the commencement thereof, (g) the appointment without the Partner's consent or acquiescence of a trustee, receiver or liquidator has not been vacated or stayed within ninety (90) days of such appointment, or
(h) an appointment referred to in clause (g) which has been stayed is not vacated within ninety (90) days after the expiration of any such stay.

     "Indemnitee" means (i) any Person made a party to a proceeding by reason of (A) his status as the General Partner, or a director or officer of the Partnership or the General Partner, or (B) his or its liabilities, pursuant to a loan guarantee or otherwise, for any indebtedness of the Partnership or any Subsidiary of the Partnership (including, without limitation, any indebtedness which the Partnership or any Subsidiary of the Partnership has assumed or taken assets subject to), and (ii) such other Persons (including Affiliates of the General Partner or the Partnership) as the General Partner may designate from time to time (whether before or after the event giving rise to potential liability), in its sole and absolute discretion.

     "Limited Partner" means Sovran Self Storage, Inc. and any other Person named as a Limited Partner in Exhibit A attached hereto, as such Exhibit may be amended from time to time, or any Substituted Limited Partner or Additional Limited Partner, in such Person's capacity as a Limited Partner in the Partnership.

     "Limited Partner Interest" means a Partnership Interest of a Limited Partner in the Partnership representing a fractional part of the Partnership Interests of all Partners and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Limited Partner Interest may be expressed as a number of Partnership Units.

     "Liquidating Event" has the meaning set forth in Section 13.1.

     "Liquidator" has the meaning set forth in Section 13.2.

     "Net Income" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain for such taxable period over the Partnership's items of loss and deduction for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with federal income tax accounting principles, subject to the specific adjustments provided for in Exhibit B.

     "Net Loss" means, for any taxable period, the excess, if any, of the Partnership's items of loss and deduction for such taxable period over the Partnership's items of income and gain for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with federal income tax accounting principles, subject to the specific adjustments provided for in Exhibit B.

     "Nonrecourse Built-in Gain" means, with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or negative pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 2.B of Exhibit C if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

     "Nonrecourse Deductions" has the meaning set forth in Regulations
Section 1.704-2(b)(1), and the amount of Nonrecourse Deductions for a Partnership taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(c).

     "Nonrecourse Liability" has the meaning set forth in Regulations
Section 1.752-1(a)(2).

     "Notice of Redemption" means the Notice of Redemption substantially in the form of Exhibit E to this Agreement.

     "Ownership Interest" means the stock and securities (including any evidence of indebtedness) of the General Partner at any time owned or held by Sovran Self Storage, Inc.

     "Partner" means a General Partner or a Limited Partner, and "Partners" means the General Partner and the Limited Partners collectively.

     "Partner Minimum Gain" means an amount, with respect to each Partner Nonrecourse Debt, equal to the Partnership Minimum Gain that would result if such Partner Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i)(3).

     "Partner Nonrecourse Debt" has the meaning set forth in Regulations
Section 1.704-2(b)(4).

     "Partner Nonrecourse Deductions" has the meaning set forth in Regulations Section 1.704-2(i)(2), and the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt for a Partnership Year shall be determined in accordance with the rules of Regulations
Section 1.704-2(i)(2).

     "Partnership" means the limited partnership formed under the Act and pursuant to this Agreement, and any successor thereto.

     "Partnership Interest" means an ownership interest in the Partnership representing a Capital Contribution by either a Limited Partner or the General Partner and includes any and all benefits to which the holder of such a Partnership Interest may be entitled as provided in this Agreement, together with all obligations of such Person to comply with the terms and provisions of this Agreement. A Partnership Interest may be expressed as a number of Partnership Units.

     "Partnership Minimum Gain" has the meaning set forth in Regulations
Section 1.704-2(b)(2), and the amount of Partnership Minimum Gain, as well as any net increase or decrease in Partnership Minimum Gain, for a Partnership taxable year shall be determined in accordance with the rules of Regulations Section 1.704-2(d).

     "Partnership Record Date" means the record date established by the General Partner for the distribution of Available Cash pursuant to Section
5.1 hereof, which record date shall be the same as the record date established by Sovran Self Storage, Inc. for a distribution to its shareholders of some or all of its portion of such distribution.

     "Partnership Unit" means a fractional, undivided share of the Partnership Interests of all Partners issued pursuant to Sections 4.1, 4.2 and 4.3. The number of Partnership Units outstanding and the Percentage Interest in the Partnership represented by such Units are set forth in Exhibit A attached hereto, as such Exhibit may be amended from time to time. The ownership of Partnership Units shall be evidenced by such form of certificate for units as the General Partner adopts from time to time unless the General Partner determines that the Partnership Units shall be uncertificated securities.

     "Partnership Year" means the fiscal year of the Partnership, which shall be the calendar year.

     "Percentage Interest" means, as to a Partner, its interest in the Partnership as determined by dividing the Partnership Units owned by such Partner by the total number of Partnership Units then outstanding and as specified in Exhibit A attached hereto, as such Exhibit may be amended from time to time.

     "Person" means an individual or a corporation, partnership, trust, unincorporated organization, association or other entity.

     "Private Placement" means the private placement of REIT Shares by Sovran Self Storage, Inc. which closes concurrently with the initial public offering of REIT Shares.

     "Recapture Income" means any gain recognized by the Partnership upon the disposition of any property or asset of the Partnership, which gain is characterized as ordinary income because it represents the recapture of deductions previously taken with respect to such property or asset.

     "Redeeming Partner" has the meaning set forth in Section 8.6 hereof.

     "Redemption Right" shall have the meaning set forth in Section 8.6 hereof.

     "Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

     "REIT" means a real estate investment trust under Section 856 of the Code.

     "REIT Share" shall mean a common share of the capital stock, par value $.01, of Sovran Self Storage, Inc.

     "REIT Shares Amount" shall mean a number of REIT Shares equal to the product of the number of Partnership Units offered for redemption by a Redeeming Partner, multiplied by the Conversion Factor (rounded down to the nearest whole number in the event such product is not a whole number); provided that in the event Sovran Self Storage, Inc. issues to all holders of REIT Shares rights, options, warrants or convertible or exchangeable securities entitling the shareholders to subscribe for or purchase REIT Shares, or any other securities or property (collectively, the "rights"), then the REIT Shares Amount shall also include such rights that a holder of that number of REIT Shares would be entitled to receive.

     "Residual Gain" or "Residual Loss" means any item of gain or loss, as the case may be, of the Partnership recognized for federal income tax purposes resulting from a sale, exchange or other disposition of Contributed Property or Adjusted Property, to the extent such item of gain or loss is not allocated pursuant to Section 2.B.1(a) or 2.B.2(a) of Exhibit C to eliminate Book-Tax Disparities.

     "704(c) Value" of any Contributed Property means the value of such property as set forth in Exhibit D or if no value is set forth in Exhibit D, the fair market value of such property or other consideration at the time of contribution as determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the 704(c) Value of any property deemed contributed to the Partnership for federal income tax purposes upon termination and reconstitution thereof pursuant to Section 708 of the Code shall be determined in accordance with Exhibit B hereof. Subject to Exhibit B hereof, the General Partner shall, in its sole and absolute discretion, use such method as it deems reasonable and appropriate to allocate the aggregate of the 704(c) Values of Contributed Properties in a single or integrated transaction among the separate properties on a basis proportional to their respective fair market values.

     "Specified Redemption Date" means the tenth (10th) Business Day after receipt by the General Partner of a Notice of Redemption in accordance with
Section 8.6 hereof.

     "Subsidiary" means, with respect to any Person, any corporation, partnership or other entity of which a majority of (i) the voting power of the voting equity securities or (ii) the outstanding equity interests is owed, directly or indirectly, by such Person.

     "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 11.4.

     "Terminating Capital Transaction" means any sale or other disposition of all or substantially all of the assets of the Partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of the Partnership.

     "Unrealized Gain" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (i) the fair market value of such property (as determined under Exhibit B hereof) as of such date, over (ii) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit B hereof) as of such date.

     "Unrealized Loss" attributable to any item of Partnership property means, as of any date of determination, the excess, if any, of (i) the Carrying Value of such property (prior to any adjustment to be made pursuant to Exhibit B hereof) as of such date, over (ii) the fair market value of such property (as determined under Exhibit B hereof) as of such date.

     "Valuation Date" means the date of receipt by the General Partner of a Notice of Redemption or, if such date is not a Business Day, the first Business Day thereafter.

     "Value" means, with respect to a REIT Share, the average of the daily market price for the ten (10) consecutive trading days immediately preceding the Valuation Date. The market price for each such trading day shall be: (i) if the REIT Shares are listed or admitted to trading on any securities exchange or the NASDAQ-National Market System, the closing price, regular way, on such day, or if no such sale takes place on such day, the average of the closing bid and asked prices on such day; (ii) if the REIT Shares are not listed or admitted to trading on any securities exchange or the NASDAQ-National Market System, the last reported sale price on such day or, if no sale takes place on such day, the average of the closing bid and asked prices on such day, as reported by a reliable quotation source designated by the General Partner; or (iii) if the REIT Shares are not listed or admitted to trading on any securities exchange or the NASDAQ-National Market System and no such last reported sale price or closing bid and asked prices are available, the average of the reported high bid and low asked prices on such day, as reported by a reliable quotation source designated by the General Partner, or if there shall be no bid and asked prices on such day, the average of the high bid and low asked prices, as so reported, on the most recent day (not more than ten (10) days prior to the date in question) for which prices have been so reported; provided that if there are no bid and asked prices reported during the ten
(10) days prior to the date in question, the Value of the REIT Shares shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate. In the event the REIT Shares Amount includes rights that a holder of REIT Shares would be entitled to receive, then the Value of such rights shall be determined by the General Partner acting in good faith on the basis of such quotations and other information as it considers, in its reasonable judgment, appropriate.


                                 ARTICLE 2
                          ORGANIZATIONAL MATTERS

     Section 2.1    Organization and Continuation

     The Partnership is a limited partnership organized by the General Partner and the Limited Partner pursuant to the provisions of the Act and upon the terms and conditions set forth in this Agreement. Except as expressly provided herein to the contrary, the rights and obligations of the Partners and the administration and termination of the Partnership shall be governed by the Act. The Partnership Interest of each Partner shall be personal property for all purposes.

     Section 2.2    Name

     The name of the Partnership shall be Sovran Acquisition Limited Partnership. The Partnership's business may be conducted under any other name or names deemed advisable by the General Partner, including the name of the General Partner or any Affiliate thereof. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purposes of complying with the laws of any jurisdiction that so requires. The General Partner in its sole and absolute discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

     Section 2.3    Registered Office and Agent; Principal Office

     The address of the registered office of the Partnership in the State of Delaware and the name and address of the registered agent for service of process on the Partnership in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The principal office of the Partnership shall be 5166 Main Street, Williamsville, New York 14221, or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems advisable.

     Section 2.4    Power of Attorney

     A. Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner, any Liquidator, and authorized officers and attorneys-in-fact of each, and each of those acting singly, in each case with full power of substitution, as its true and lawful agent and attorney-in-fact, with full power and authority in its name, place and stead to:

          (1) execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (a) all certificates, documents and other instruments (including, without limitation, this Agreement and the Certificate and all amendments or restatements thereof) that the General Partner or the Liquidator deems appropriate or necessary to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited Partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may or plans to conduct business or own property; (b) all instruments that the General Partner deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (c) all conveyances and other instruments or documents that the General Partner or the Liquidator deems appropriate or necessary to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement, including, without limitation, a certificate of cancellation; (d) all instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article 11, 12 or 13 hereof or the Capital Contribution of any Partner; and (e) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of Partnership Interests; and

          (2) execute, swear to, seal, acknowledge and file all ballots, consents, approvals, waivers, certificates and other instruments appropriate or necessary, in the sole and absolute discretion of the General Partner or any Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action which is made or given by the Partners hereunder or is consistent with the terms of this agreement or appropriate or necessary, in the sole discretion of the General Partner or any Liquidator, to effectuate the terms or intent of this Agreement.

Nothing contained herein shall be construed as authorizing the General Partner or any Liquidator to amend this Agreement except in accordance with
Article 14 hereof or as may be otherwise expressly provided for in this Agreement.

     B. The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, in recognition of the fact that each of the Partners will be relying upon the power of the General Partner and any Liquidator to act as contemplated by this agreement in any filing or other action by it on behalf of the Partnership, and it shall survive and not be affected by the subsequent Incapacity of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Units and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or any Liquidator, acting in good faith pursuant to such power of attorney, and each such Limited Partner or Assignee hereby waives any and all defenses which may be available to contest, negate or disaffirm the action of the General Partner or any Liquidator, taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within fifteen (15) days after receipt of the General Partner's or Liquidator's request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator, as the case may be, deems necessary to effectuate this Agreement and the purposes of the Partnership.

     Section 2.5    Term

     The term of the Partnership commenced on June __, 1995, the date the Certificate was filed in the office of the Secretary of State of Delaware in accordance with the Act and shall continue until December 31, 2094, unless, the Partnership is dissolved sooner pursuant to the provisions of
Article 13 or as otherwise provided by law.


                                 ARTICLE 3
                                  PURPOSE

     Section 3.1    Purpose and Business

     The purpose and nature of the business to be conducted by the Partnership is (i) to conduct any business that may be lawfully conducted by a limited partnership organized pursuant to the Act, provided, however, that such business shall be limited to and conducted in such a manner as to permit Sovran Self Storage, Inc. at all times to be classified as a REIT, unless Sovran Self Storage, Inc. ceases to qualify as a REIT for reasons other than the conduct of the business of the Partnership, (ii) to enter into any partnership, joint venture or other similar arrangement to engage in any of the foregoing or to own interests in any entity engaged in any of the foregoing, and (iii) to do anything necessary or incidental to the foregoing. In connection with the foregoing, and without limiting Sovran

Self Storage, Inc.'s right, in its sole discretion, to cease qualifying as a REIT, the Partners acknowledge Sovran Self Storage, Inc.'s current status as a REIT inures to the benefit of all of the Partners and not solely the General Partner.

     Section 3.2    Powers

     The Partnership is empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described herein and for the protection and benefit of the Partnership, including, without limitation, full power and authority, directly or through its ownership interest in other entities, to enter into, perform and carry out contracts of any kind, borrow money and issue evidences of indebtedness, whether or not secured by mortgage, deed of trust, pledge or other lien, acquire and develop real property, and lease, sell, transfer and dispose of real property, provided that the Partnership shall not take, or refrain from taking, any action which, in the judgment of the General Partner, in its sole and absolute discretion, (i) could adversely affect the ability of Sovran Self Storage, Inc. to continue to qualify as a REIT, (ii) could subject Sovran Self Storage, Inc. to any additional taxes under Section 857 or Section 4981 of the Code, or (iii) could violate any law or regulation of any governmental body or agency having jurisdiction over Sovran Self Storage, Inc. or its securities, unless such action (or inaction) shall have been specifically consented to by the General Partner in writing.


                                 ARTICLE 4
                           CAPITAL CONTRIBUTIONS

     Section 4.1    Capital Contributions of the Partners

     On the Effective Date, the Partners shall make Capital Contributions set forth in Exhibit A to this Agreement. To the extent the Partnership acquires any property by the merger of any other Person into the Partnership, Persons who receive Partnership Interests in exchange for their interests in the Person merging into the Partnership shall become Partners and shall be deemed to have made Capital Contributions as provided in the applicable merger agreement and as set forth in Exhibit A as amended to reflect such deemed Capital Contributions. The Partners shall own Partnership Units in the amounts set forth for such Partner in Exhibit A and shall have a Percentage Interest in the Partnership as set forth in Exhibit A, which Percentage Interest shall be adjusted in Exhibit A from time to time by the General Partner to the extent necessary to reflect accurately redemptions, Capital Contributions, the issuance of additional Partnership Units (pursuant to any merger or otherwise), or similar events having an effect on any Partner's Percentage Interest. The number of Partnership Units held by the General Partner (equal to one percent (1%) of all outstanding Partnership Units from time to time) shall be deemed to be the General Partner Interest. Except as provided in Sections 4.2 and 10.5, the Partners shall have no obligation to make any additional Capital Contributions or loans to the Partnership.

     Section 4.2    Issuances of Additional Partnership Interests

     A. The General Partner is hereby authorized to cause the Partnership from time to time to issue to the Partners (including the General Partner) or other Persons additional Partnership Units or other Partnership Interests in one or more classes, or one or more series of any of such classes, with such designations, preferences and relative, participating, optional or other special rights, powers and duties, including rights, powers and duties senior to Limited Partner Interests, all as shall be determined by the General Partner in its sole and absolute discretion subject to Delaware law, including, without limitation, (i) the allocations of items of Partnership income, gain, loss, deduction and credit to each such class or series of Partnership Interests; (ii) the right of each such class or series of Partnership Interests to share in Partnership distributions; and (iii) the rights of each such class or series of Partnership Interests upon dissolution and liquidation of the Partnership; provided that no such additional Partnership Units or other Partnership Interests shall be issued to Sovran Self Storage, Inc. or the General Partner unless either (a)(1) the additional Partnership Interests are issued in connection with an issuance of REIT Shares or other shares by Sovran Self Storage, Inc. which shares have designations, preferences and other rights such that the economic interests attributable to such shares are substantially similar to the designations, preferences and other rights of the additional Partnership Interests issued to Sovran Self Storage, Inc. in accordance with this Section 4.2.A, and (2) either (x) Sovran Self Storage, Inc. shall make a Capital Contribution to the Partnership in an amount equal to the proceeds raised in connection with such issuance or (y) Sovran Self Storage, Inc. shall transfer to the General Partner, by loan or contribution, an amount equal to the proceeds raised in connection with the issuance of such shares of Sovran Self Storage, Inc. and, in turn, the General Partner shall make a Capital Contribution to the Partnership in an amount equal to the amount transferred to it by Sovran Self Storage, Inc. or (z) through a combination of (x) and (y) above a Capital Contribution equal to the proceeds raised in connection with the issuance of such shares is made to the Partnership, or (b) the additional Partnership Interests are issued to all Partners in proportion to their respective Percentage Interests.

     B. After the Effective Date, Sovran Self Storage, Inc. shall not issue any additional REIT Shares (other than REIT Shares issued pursuant to Section 8.6), or rights, options, warrants or convertible or exchangeable securities containing the right to subscribe for or purchase REIT Shares (collectively "New Securities") other than to all holders of REIT Shares unless (i) the General Partner shall cause the Partnership to issue to Sovran Self Storage, Inc. Partnership Interests or rights, options, warrants or convertible or exchangeable securities of the Partnership having designations, preferences and other rights, all such that the economic interests are substantially similar to those of the New Securities, and (ii) either (a) Sovran Self Storage, Inc. contributes to the Partnership the proceeds from the issuance of such New Securities and from the exercise of rights contained in such New Securities or (b) Sovran Self Storage, Inc. transfers to the General Partner, by loan or contribution, the proceeds from the issuance of such New Securities and from the exercise of rights contained in such New Securities and the General Partner, in turn, contributes the amount so transferred to it to the Partnership or (c) through a combination of (a) and (b) above a Capital Contribution equal to the proceeds raised in connection with the issuance of such New Securities and from the exercise of rights contained in such New Securities is made to the Partnership. Without limiting the foregoing, Sovran Self Storage, Inc. is expressly authorized to issue New Securities for less than fair market value, and the General Partner is expressly authorized to cause the Partnership to issue to Sovran Self Storage, Inc. or the General Partner corresponding Partnership Interests, so long as (x) the General Partner concludes in good faith that such issuance is in the interests of the General Partner and the Partnership (for example, and not by way of limitation, the issuance of REIT Shares and corresponding Units pursuant to an employee or director stock purchase plan providing for employee or director purchases of REIT Shares at a discount from fair market value or employee or director stock options that have an exercise price that is less than the fair market value of the REIT Shares, either at the time of issuance or at the time of exercise), and (y) Sovran Self Storage, Inc. contributes all proceeds from such issuance and exercise to the Partnership or transfers all proceeds from such issuance and exercise to the General Partner, whether by loan or contribution, and the General Partner, in turn, contributes the amount so transferred to the Partnership.

     Section 4.3    Contribution of Proceeds of Issuance of REIT Shares

     In connection with the initial public offering and the Private Placement of REIT Shares by Sovran Self Storage, Inc. and any other issuance of REIT Shares or New Securities pursuant to Section 4.2, Sovran Self Storage, Inc. shall contribute to the Partnership any proceeds (or a portion thereof) raised in connection with such issuance or shall transfer to the General Partner any proceeds (or a portion thereof) raised in connection with such issuance, by loan or contribution, and the General Partner shall contribute the amount so transferred to it to the Partnership; provided that if the proceeds actually received by Sovran Self Storage, Inc. or the General Partner are less than the gross proceeds of such issuance as a result of any underwriter's discount or other expenses paid or incurred in connection with such issuance, then Sovran Self Storage, Inc. and the General Partner shall be deemed to have made a Capital Contribution to the Partnership in the amount equal to the sum of the net proceeds of such issuance plus the amount of such underwriter's discount and other expenses paid by Sovran Self Storage, Inc. or the General Partner.

     Section 4.4    No Preemptive Rights

     No Person shall have any preemptive, preferential or other similar right with respect to (i) additional Capital Contributions or loans to the Partnership; or (ii) issuance or sale of any Partnership Units or other Partnership Interests.

     Section 4.5    No Interest on Capital

     No Partner shall be entitled to interest on its Capital Contribution or its Capital Account.


                                 ARTICLE 5
                               DISTRIBUTIONS

     Section 5.1    Requirement and Characterization of Distributions

     The General Partner shall distribute at least quarterly an amount equal to 100% of Available Cash generated by the Partnership during such quarter or shorter period to the Partners who are Partners on the Partnership Record Date with respect to such quarter or shorter period in accordance with their respective Percentage Interests on such Partnership Record Date; provided that in no event may a Partner receive a distribution of Available Cash with respect to a Partnership Unit if such Partner is entitled to receive a distribution out of such Available Cash with respect to a REIT Share for which such Partnership Unit has been redeemed or exchanged. The General Partner shall take such reasonable efforts, as determined by it in its sole and absolute discretion and consistent with Sovran Self Storage, Inc.'s qualification as a REIT, to distribute Available Cash to the Limited Partners so as to preclude any such distribution or portion thereof from being treated as part of a sale of property to the Partnership by a Limited Partner under Section 707 of the Code or the Regulations thereunder; provided that the General Partner and the Partnership shall not have liability to a Limited Partner under any circumstances as a result of any distribution to a Limited Partner being so treated.

     Section 5.2    Amounts Withheld

     All amounts withheld pursuant to the Code or any provisions of any state or local tax law and Section 10.5 hereof with respect to any allocation, payment or distribution to the General Partner, the Limited Partners or Assignees shall be treated as amounts distributed to the General Partner, Limited Partners, or Assignees pursuant to Section 5.1 for all purposes under this Agreement.

     Section 5.3    Distributions Upon Liquidation

     Proceeds from a Terminating Capital Transaction and any other cash received or reductions in reserves made after commencement of the liquidation of the Partnership shall be distributed to the Partners in accordance with Section 13.2


                                 ARTICLE 6
                                ALLOCATIONS

     Section 6.1    Allocations For Capital Account Purposes

     For purposes of maintaining the Capital Accounts and in determining the rights of the Partners among themselves, the Partnership's items of income, gain, loss and deduction (computed in accordance with Exhibit B hereof) shall be allocated among the Partners in each taxable year (or portion thereof) as provided herein below.

     A. Net Income shall be allocated (i) first, to the General Partner to the extent that Net Losses previously allocated to the General Partner pursuant to the last sentence of Section 6.1.B exceed Net Income previously allocated to the General Partner pursuant to this clause (i) of Section 6.1.A, and (ii) thereafter, Net Income shall be allocated to the Partners in accordance with their respective Percentage Interests.

     B.   After giving effect to the special allocations set forth in
Section 1 of Exhibit C attached hereto, Net Losses shall be allocated to the Partners in accordance with their respective Percentage Interests; provided that Net Losses shall not be allocated to any Limited Partner pursuant to this Section 6.1.B to the extent that such allocation would cause such Limited Partner to have an Adjusted Capital Account Deficit at the end of such taxable year (or increase any existing Adjusted Capital Account Deficit). All Net Losses in excess of the limitations set forth in this Section 6.1.B shall be allocated to the General Partner.

     C. For purposes of Regulations Section 1.752-3(a), the Partners agree that Nonrecourse Liabilities of the Partnership in excess of the sum of (i) the amount of Partnership Minimum Gain and (ii) the total amount of Nonrecourse Built-in Gain shall be allocated among the Partners in accordance with their respective Percentage Interests.

     D. Any gain allocated to the Partners upon the sale or other taxable disposition of any Partnership asset shall to the extent possible, after taking into account other required allocations of gain pursuant to Exhibit C, be characterized as Recapture Income in the same proportions and to the same extent as such Partners have been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

     E. In the event that the Partnership issues additional Partnership Interests to the General Partner or any Additional Limited Partner under
Section 4.2 hereof, the General Partner shall make such revisions to Sections 6.1.A and B above as it determines are necessary to reflect the issuance of such additional Partnership Interests.


                                 ARTICLE 7
                   MANAGEMENT AND OPERATIONS OF BUSINESS

     Section 7.1    Management

     A. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership are and shall be exclusively vested in the General Partner, and no Limited Partner shall have any right to participate in or exercise control or management power over the business and affairs of the Partnership. The General Partner may not be removed by the Limited Partners with or without cause. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3 hereof, shall have full power and authority to do all things deemed necessary or desirable by it to conduct the business of the Partnership, to exercise all powers set forth in Section
3.2 hereof and to effectuate the purposes set forth in Section 3.1 hereof, including, without limitation:

               (1) the making of any expenditures, the lending or borrowing of money (including, without limitation, making prepayments on loans and borrowing money to permit the Partnership to make distributions to its Partners in such amounts as will permit Sovran Self Storage, Inc. (so long as Sovran Self Storage, Inc. qualifies as a REIT) to avoid the payment of any federal income tax (including, for this purpose, any excise tax pursuant to Section 4981 of the Code) and to make distributions to its Partners such that Sovran Self Storage, Inc. can distribute to its shareholders amounts sufficient to permit Sovran Self Storage, Inc.

to maintain REIT status), the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidence of indebtedness (including the securing of same by deed to secure debt, mortgage, deed of trust or other lien or encumbrance on the Partnership's assets) and the incurring of any obligations it deems necessary for the conduct of the activities of the Partnership;

               (2) the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

               (3) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any assets of the Partnership (including the exercise or grant of any conversion, option, privilege, or subscription right or other right available in connection with any assets at any time held by the Partnership) or the merger or other combination of the Partnership with or into another entity (all of the foregoing subject to any prior approval only to the extent required by Section
                    7.3 hereof);

               (4) the use of the assets of the Partnership (including, without limitation, cash on hand) for any purpose consistent with the terms of this Agreement and on any terms it sees fit, including, without limitation, the financing of the conduct of the operations of Sovran Self Storage, Inc., the Partnership or any of the Partnership's Subsidiaries, the lending of funds to other Persons (including, without limitation, the Subsidiaries of the Partnership, the General Partner and/or Sovran Self Storage, Inc.) and the repayment of obligations of the Partnership and its Subsidiaries and any other Person in which it has an equity investment, and the making of capital contributions to its Subsidiaries;

               (5) the management, operation, leasing, landscaping, repair, alteration, demolition or improvement of any real property or improvements owned by the Partnership or any Subsidiary of the Partnership;

               (6) the negotiation, execution, and performance of any contracts, conveyances or other instruments that the General Partner considers useful or necessary to the conduct of the Partnership's operations or the implementation of the General Partner's powers under this Agreement, including contracting with contractors, developers, consultants, accountants, legal counsel, other professional advisors and other agents and the payment of their expenses and compensation out of the Partnership's assets;

               (7)  the distribution of Partnership cash or other
                    Partnership assets in accordance with this Agreement;

               (8) holding, managing, investing and reinvesting cash and other assets of the Partnership;

               (9) the collection and receipt of revenues and income of the Partnership;

               (10) the establishment of one or more divisions of the
                    Partnership, the selection and dismissal of employees of the Partnership, any division of the Partnership, or the General Partner (including, without limitation, employees having titles such as "president," "vice president," "secretary" and "treasurer" of the Partnership, any division of the Partnership, or the General Partner), and agents, outside attorneys, accountants, consultants and contractors of the General Partner or the Partnership or any division of the Partnership, and the determination of their compensation and other terms of employment or hiring;

               (11) the maintenance of such insurance for the benefit of
                    the Partnership and the Partners as it deems necessary or appropriate;

               (12) the formation of, or acquisition of an interest in, and the contribution of property to, any further limited or general partnerships, joint ventures or other relationships that it deems desirable (including, without limitation, the acquisition of interests in, and the contributions of property to, its Subsidiaries and any other Person in which it has an equity investment from time to time);

               (13) the control of any matters affecting the rights and
                    obligations of the Partnership, including the settlement, compromise, submission to arbitration or any other form of dispute resolution, or abandonment of, any claim, cause of action, liability, debt or damages, due or owing to or from the Partnership, the commencement or defense of suits, legal proceedings, administrative proceedings, arbitration or other forms of dispute, resolution, and the representation of the Partnership in all suits or legal proceedings, administrative proceedings, arbitrations or other forms of dispute resolution, the incurring of legal expense, and the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

               (14) the undertaking of any action in connection with the
                    Partnership's direct or indirect investment in its Subsidiaries or any other Person (including, without limitation, the contribution or loan of funds by the Partnership to such Persons);

               (15) the determination of the fair market value of any
                    Partnership property distributed in kind using such reasonable method of valuation as the General Partner may adopt;

               (16) the exercise, directly or indirectly, through any
                    attorney-in-fact acting under a general or limited power of attorney, of any right, including the right to vote, appurtenant to any asset or investment held by the Partnership;

               (17) the exercise of any of the powers of the General
                    Partner enumerated in this Agreement on behalf of or in connection with any Subsidiary of the Partnership or any other Person in which the Partnership has a direct or indirect interest, or jointly with any such Subsidiary or other Person;

               (18) the exercise of any of the powers of the General
                    Partner enumerated in this Agreement on behalf of any Person in which the Partnership does not have an interest pursuant to contractual or other arrangements with such Person;

               (19) the making, execution and delivery of any and all
                    deeds, leases, notes, deeds to secure debt, mortgages, deeds of trust, security agreements, conveyances, contracts, guarantees, warranties, indemnities, waivers, releases or legal instruments or agreement in writing necessary or appropriate in the judgment of the General Partner for the accomplishment of any of the powers of the General Partner enumerated in this Agreement; and

               (20) the distribution of cash to acquire Partnership Units held by a Limited Partner in connection with a Limited Partner's exercise of its Redemption Right under
                    Section 8.6.

     B. Each of the Limited Partners agrees that the General Partner is authorized to execute, deliver and perform the above-mentioned agreements and transactions on behalf of the Partnership without any further act, approval or vote of the Partners, notwithstanding any other provision of this Agreement (except as provided in Section 7.3), the Act or any applicable law, rule or regulation, to the fullest extent permitted under the Act or other applicable law. The execution, delivery or performance by the General Partner or the Partnership of any agreement authorized or permitted under this Agreement shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement or of any duty stated or implied by law or equity.

     C. At all times from and after the date hereof, the General Partner may cause the Partnership to obtain and maintain (i) casualty, liability and other insurance on the properties of the Partnership and (ii) liability insurance for the Indemnitees hereunder.

     D. At all times from and after the date hereof, the General Partner may cause the Partnership to establish and maintain at any and all times working capital accounts and other cash or similar balances in such amounts as the General Partner, in its sole and absolute discretion, deems appropriate and reasonable from time to time.

     E. In exercising its authority under this Agreement, the General Partner may, but shall be under no obligation to, take into account the tax consequences to any Partner of any action taken by it. The General Partner and the Partnership shall not have liability to a Limited Partner under any circumstances as a result of an income tax liability incurred by such Limited Partner as a result of an action (or inaction) by the General Partner pursuant to its authority under this Agreement.

     Section 7.2    Certificate of Limited Partnership

     The General Partner has previously filed the Certificate with the Secretary of State of Delaware as required by the Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and any other state, or the District of Columbia, in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate and do all the things to maintain the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) under the laws of the State of Delaware and each other state, or the District of Columbia, in which the Partnership may elect to do business or own property. Subject to the terms of Section 8.5.A(4) hereof, the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate or any amendment thereto to any Limited Partner.

     Section 7.3    Restrictions on General Partner's Authority

     A. The General Partner may not take any action in contravention of an express prohibition or limitation of this Agreement without the written Consent of Limited Partners holding 75% or more of the Percentage Interests of the Limited Partners (including Limited Partner Interests held, directly or indirectly, by Sovran Self Storage, Inc. and the General Partner) (or such other percentage of the Limited Partners as may be specifically provided for under a provision of this Agreement).

     B. Except as provided in Article 13 hereof, the General Partner may not sell, exchange, transfer or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination with any other Person) without the Consent of Limited Partners holding 75% or more of the Percentage Interests of the Limited Partners (including Limited Partner Interests held, directly or indirectly, by Sovran Self Storage, Inc. and the General Partner).

     Section 7.4    Reimbursement of the General Partner

     A. Except as provided in this Section 7.4 and elsewhere in this Agreement (including the provisions of Articles 5 and 6 regarding distributions, payments, and allocations to which it may be entitled), the

General Partner shall not be compensated for its services as general partner of the Partnership.

     B. The General Partner shall be reimbursed on a monthly basis, or such other basis as the General Partner may determine in its sole and absolute discretion, for all expenses that it and/or Sovran Self Storage, Inc. incurs relating to the ownership and operation of, or for the benefit of, the Partnership; provided that the amount of any such reimbursement shall be reduced by (i) any interest earned by the General Partner with respect to bank accounts or other instruments or accounts held by it on behalf of the Partnership as permitted in Section 7.5.A and (ii) any amount derived by the General Partner from any Qualified REIT Subsidiary (as defined in Section 7.5.A). The Limited Partners acknowledge that, for purposes of this Section 7.4.B, all expenses of the General Partner and Sovran Self Storage, Inc. are deemed incurred for the benefit of the Partnership. Such reimbursements shall be in addition to any reimbursement to the General Partner and/or Sovran Self Storage, Inc. as a result of indemnification pursuant to Section 7.7 hereof.

     C. As set forth in Section 4.3, Sovran Self Storage, Inc. and the General Partner shall be treated as having made a Capital Contribution in the amount of all expenses that Sovran Self Storage, Inc. and the General Partner incur relating to the organization of the Partnership and the General Partner, the initial public offering and Private Placement of REIT Shares by Sovran Self Storage, Inc. and any other issuance of additional Partnership Interests or REIT Shares pursuant to Section 4.2 hereof.

     D. In the event that the General Partner or Sovran Self Storage, Inc. shall elect to purchase from shareholders of Sovran Self Storage, Inc. REIT Shares for the purpose of delivering such REIT Shares to satisfy an obligation under any dividend reinvestment program adopted by Sovran Self Storage, Inc., any employee stock purchase plan adopted by Sovran Self Storage, Inc., or any similar obligation or arrangement undertaken by the General Partner or Sovran Self Storage, Inc. in the future, the purchase price paid by the General Partner or Sovran Self Storage, Inc. for such REIT Shares and any other expenses incurred by the General Partner or Sovran Self Storage, Inc. in connection with such purchase shall be considered expenses of the Partnership and shall be reimbursed to the General Partner or Sovran Self Storage, Inc., subject to the condition that: (i) if such REIT Shares subsequently are to be sold by the General Partner or Sovran Self Storage, Inc., the General Partner or Sovran Self Storage, Inc. shall pay to the Partnership any proceeds received by the General Partner or Sovran Self Storage, Inc. for such REIT Shares (provided that a transfer of REIT Shares for Units pursuant to Section 8.6 would not be considered a sale for such purposes); and (ii) if such REIT Shares are not retransferred by the General Partner or Sovran Self Storage, Inc. within 30 days after the purchase thereof, the General Partner shall cause the Partnership to cancel a number of Partnership Units held by the General Partner or Sovran Self Storage, Inc. equal to the product obtained by multiplying the Conversion Factor by the number of such REIT Shares.

     Section 7.5 Outside Activities of the General Partner and Sovran Self Storage, Inc.

     A. The General Partner shall not directly or indirectly enter into or conduct any business other than in connection with the ownership, acquisition and disposition of Partnership Interests as a General Partner or Limited Partner and the management of the business of the Partnership, and such activities as are incidental thereto, and Sovran Self Storage, Inc. shall not directly or indirectly enter into or conduct any business other than in connection with the ownership of the stock of the General Partner, the ownership, acquisition or disposition of Partnership Interests as a Limited Partner, making loans to the General Partner, and such activities as are incidental thereto. The assets of the General Partner shall be limited to Partnership Interests and the assets of Sovran Self Storage, Inc. shall be limited to the stock and debt obligations of the General Partner and the Partnership Interests. The General Partner shall not hold any assets other than Partnership Interests as a General Partner or Limited Partner, and other than such bank accounts or similar instruments or accounts as it deems necessary to carry out its responsibilities contemplated under this Agreement and its organizational documents. The General Partner and any Affiliates of the General Partner may acquire Limited Partner Interests and shall be entitled to exercise all rights of a Limited Partner relating to such Limited Partner Interests. Notwithstanding the above, the General Partner may form and own an equity interest in, and participate thereby in the business of, including, without limitation, as a shareholder of one or more direct wholly owned special purpose corporate subsidiaries the sole purpose of which is to serve as general partner of a partnership at least 99 percent of the equity of which partnership is owned directly or indirectly by the Partnership (a "Qualified REIT Subsidiary").

     B. Except as provided in Section 7.4.D, in the event Sovran Self Storage, Inc. exercises its rights to purchase REIT Shares, then the General Partner shall cause the Partnership to purchase from Sovran Self Storage, Inc. that number of Partnership Units equal to the product obtained by multiplying the number of REIT Shares to be purchased by Sovran Self Storage, Inc. (and/or the General Partner) times the Conversion Factor on the same terms and for the same aggregate price that Sovran Self Storage, Inc. (and/or the General Partner) purchased such REIT Shares. The General Partner shall then distribute such funds to Sovran Self Storage, Inc.

     C. In the event the Partnership or Sovran Self Storage, Inc. acquires REIT Shares as a result of the forfeiture of such REIT Shares under a restricted or similar stock plan, then the General Partner shall cause the Partnership to cancel that number of Partnership Units equal to the number of REIT Shares so acquired (and if the Partnership acquired such REIT Shares, it shall transfer such REIT Shares to Sovran Self Storage, Inc. for cancellation).

     D. The General Partner shall not issue at any time capital stock (whether voting or non-voting or common or preferred) or any evidence of indebtedness except to Sovran Self Storage, Inc.

     Section 7.6    Contracts with Affiliates

     A. The Partnership may lend or contribute funds or other assets to its Subsidiaries or other Persons in which it has an equity investment and such Persons may borrow funds from the Partnership, on terms and conditions established in the sole and absolute discretion of the General Partner.
The foregoing authority shall not create any right or benefit in favor of any Subsidiary or any other Person.

     B. Except as provided in Section 7.5.A, the Partnership may transfer assets to joint ventures, other partnerships, corporations or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions consistent with this Agreement and applicable law as the General Partner, in its sole and absolute discretion, believes are advisable.

     C. Except as expressly permitted by this Agreement, neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are determined by the General Partner in good faith to be fair and reasonable and no less favorable to the Partnership than would be obtained from an unaffiliated third party.

     D. The General Partner, in its sole and absolute discretion and without the approval of the Limited Partners, may propose and adopt on behalf of the Partnership employee benefit plans, stock option plans, and similar plans funded by the Partnership for the benefit of employees of the General Partner, the Partnership, Subsidiaries of the Partnership or any Affiliate of any of them in respect of services performed, directly or indirectly, for the benefit of the Partnership, the General Partner, or any of the Partnership's Subsidiaries.

     E. The General Partner is expressly authorized to enter into, in the name and on behalf of the Partnership, a right of first opportunity arrangement and other conflict avoidance agreements with various Affiliates of the Partnership and the General Partner, on such terms as the General Partner, in its sole and absolute discretion, believes are advisable.

     Section 7.7    Indemnification

     A. The Partnership shall indemnify each Indemnitee from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, attorneys fees and other legal fees and expenses), judgments, fines , settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the Partnership, the General Partner or Sovran Self Storage, Inc. as set forth in this Agreement in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established that: (i) the act or omission of the Indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the Indemnitee actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the Indemnitee had reasonable cause to believe that the act or omission was unlawful. Without limitation, the foregoing indemnity shall extend to any liability of any Indemnitee, pursuant to a loan guaranty or otherwise, for any indebtedness of the Partnership or any Subsidiary of the Partnership (including without limitation, any indebtedness which the Partnership or any Subsidiary of the Partnership has assumed or taken subject to), and the General Partner is hereby authorized and empowered, on behalf of the Partnership, to enter into one or more indemnity agreements consistent with the provisions of this Section 7.7 in favor of any Indemnitee having or potentially having liability for any such indebtedness. The termination of any proceeding by judgment, order or settlement does not create a presumption that the Indemnitee did not meet the requisite standard of conduct set forth in this Section 7.7.A with respect to the subject matter of such proceeding. The termination of any proceeding by conviction of an Indemnitee or upon a plea of nolo contendere or its equivalent by an Indemnitee, or an entry of an order of probation against an Indemnitee prior to judgment, creates a rebuttable presumption that such Indemnitee acted in a manner contrary to that specified in this
Section 7.7.A with respect to the subject matter of such proceeding. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, and neither the General Partner nor any Limited Partner shall have any obligation to contribute to the capital of the Partnership or otherwise provide funds, to enable the Partnership to fund its obligations under this Section 7.7.

     B. Reasonable expenses incurred by an Indemnitee who is a party to a proceeding may be paid or reimbursed by the Partnership in advance of the final disposition of the proceeding upon receipt by the Partnership of (i) a written affirmation by the Indemnitee of the Indemnitee's good faith belief that the standard of conduct necessary for indemnification by the Partnership as authorized in this Section 7.7.A. has been met, and (ii) a written undertaking by or on behalf of the Indemnitee to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.

     C. The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee or any other Person may be entitled under any agreement, pursuant to any vote of the Partners, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Indemnitee is indemnified.

     D. The Partnership may, but shall not be obligated to, purchase and maintain insurance, on behalf of the Indemnitees and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expenses that may be incurred by such Person in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

     E. For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute fines within the meaning of Section 7.7; and actions taken or omitted by the Indemnitee with respect to an employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the Partnership.

     F. In no event may an Indemnitee subject any of the Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

     G. An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

     H. The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons. Any amendment, modification or repeal of this Section 7.7 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the Partnership's liability to any Indemnitee under this
Section 7.7 as in effect immediately prior to such amendment, modification, or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

     Section 7.8    Liability of the General Partner

     A. Notwithstanding anything to the contrary set forth in this Agreement, neither the General Partner nor Sovran Self Storage, Inc. shall be liable for monetary damages to the Partnership, any Partners or any Assignees for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if the General Partner acted in good faith.

     B. The Limited Partners expressly acknowledge that the General Partner is acting on behalf of the Partnership, Sovran Self Storage, Inc. and the shareholders of Sovran Self Storage, Inc. collectively, that the General Partner is under no obligation to consider the separate interests of the Limited Partners (including, without limitation, the tax consequences to Limited Partners or Assignees) in deciding whether to cause the Partnership to take (or decline to take) any actions, and that neither the General Partner nor Sovran Self Storage, Inc. shall be liable for monetary damages for losses sustained, liabilities incurred, or benefits not derived by Limited Partners in connection with such decisions, provided that the General Partner has acted in good faith.

     C. Subject to its obligations and duties as General Partner set forth in Section 7.1.A hereof, the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents. Neither the General Partner nor Sovran Self Storage, Inc. shall be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

     D. Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the General Partner's liability to the Partnership and the Limited Partners under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

     Section 7.9    Other Matters Concerning the General Partner

     A. The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

     B. The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers, architects, engineers, environmental consultants and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such Persons as to matters which such General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

     C. The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers and a duly appointed attorney or attorneys-in-fact. Each such attorney shall, to the extent provided by the General Partner in the power of attorney, have full power and authority to do and perform all and every act and duty which is permitted or required to be done by the General Partner hereunder.

     D. Notwithstanding any other provisions of this Agreement or the Act, any action of the General Partner on behalf of the Partnership or any decision of the General Partner to refrain from acting on behalf of the Partnership, undertaken in the good faith belief that such action or omission is necessary or advisable in order (i) to protect the ability of Sovran Self Storage, Inc. to continue to qualify as a REIT or (ii) to avoid Sovran Self Storage, Inc. incurring any taxes under Section 857 or Section 4981 of the Code, is expressly authorized under this Agreement and is deemed approved by all of the Limited Partners.

     Section 7.10   Title to Partnership Assets

     Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner or one or more nominees, as the General Partner may determine, including Affiliates of the General Partner. The General Partner hereby declares and warrants that any Partnership assets for which legal title is held in the name of the General Partner or any nominee or Affiliate of the General Partner shall be held by the General Partner for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however,that the General Partner shall use its best efforts to cause beneficial and record title to such assets to be vested in the Partnership as soon as reasonably practicable. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which legal title to such Partnership assets is held.

     Section 7.11   Reliance by Third Parties

     Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner has full power and authority, without consent or approval of any other Partner or Person, to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any contracts on behalf of the Partnership, and take any and all actions on behalf of the Partnership and such Person shall be entitled to deal with the General Partner as if the General Partner were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies which may be available against such Person to contest, negate or disaffirm any action of the General Partner in connection with any such dealing. In no event shall any Person dealing with the General Partner or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that
(i) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (ii) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and
(iii) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.


                                 ARTICLE 8
                RIGHTS AND OBLIGATIONS OF LIMITED PARTNERS

     Section 8.1    Limitation of Liability

     The Limited Partners shall have no liability under this Agreement except as expressly provided in this Agreement, including Section 10.5 hereof, or under the Act.

     Section 8.2    Management of Business

     No Limited Partner or Assignee (other than the General Partner, any of its Affiliates or any officer, director, employee, partner, agent or trustee of the General Partner, the Partnership or any of their Affiliates, in their capacity as such) shall take part in the operation, management or control (within the meaning of the Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. The transaction of any such business by the General Partner, any of its Affiliates or any officer, director, employee, partner, agent or trustee of the General Partner, the Partnership or any of their Affiliates, in their capacity as such, shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

     Section 8.3    Outside Activities of Limited Partners

     Subject to Section 7.5 hereof, any agreements entered into pursuant to
Section 7.6.E hereof and any other agreements entered into by a Limited Partner or its Affiliates with the Partnership or a Subsidiary, any Limited Partner (other than the General Partner and Sovran Self Storage, Inc.) and any officer, director, employee, agent, trustee, Affiliate or shareholder of any Limited Partner (other than the General Partner and Sovran Self

Storage, Inc.) shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities that are in direct competition with the Partnership or that are enhanced by the activities of the Partnership. Neither the Partnership nor any Partners shall have any rights by virtue of this Agreement or the Partnership relationship established hereby in any business ventures of any Limited Partner or Assignee. None of the Limited Partners (other than the General Partner and Sovran Self Storage, Inc.) nor any other Person shall have any rights by virtue of this Agreement or the Partnership relationship established hereby in any business ventures of any other Person (other than the General Partner to the extent expressly provided herein) and such Person shall have no obligation pursuant to this Agreement to offer any interest in any such business ventures to the Partnership, any Limited Partner or any such other Person, even if such opportunity is of a character which, if presented to the Partnership, any Limited Partner or such other Person, could be taken by such Person.

     Section 8.4    Return of Capital

     Except pursuant to the right of redemption set forth in Section 8.6, no Limited Partner shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent of distributions made pursuant to this Agreement or upon termination of the Partnership as provided herein. Nothing in this Section 8.4 shall be interpreted as limiting the Partnership's right to redeem all or a portion of the Partnership Units held by a Limited Partner, with the consent of such Limited Partner, on such terms and conditions as determined by the General Partner to be in the interests of the Partnership. Except to the extent provided by Exhibit C hereof or as permitted by Section 4.2.B, or otherwise expressly provided in this Agreement, no Limited Partner or Assignee shall have priority over any other Limited Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions.

     Section 8.5    Rights of Limited Partners Relating to the Partnership

     A. In addition to other rights provided by this Agreement or by the Act, and except as limited by Section 8.5.C hereof, each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon written demand with a statement of the purpose of such demand and at such Limited Partner's own expense (including such copying and administrative charges as the General Partner may establish from time to time):

          (1) to obtain a copy of the most recent annual and quarterly reports filed with the Securities and Exchange Commission by Sovran Self Storage, Inc. pursuant to the Securities Exchange Act of 1934;

          (2) to obtain a copy of the Partnership's federal, state and local income tax returns for each Partnership Year;

          (3) to obtain a current list of the name and last known business, residence or mailing address of each Partner;

          (4) to obtain a copy of this Agreement and the Certificate and all amendments thereto, together with executed copies of all powers of attorney pursuant to which this Agreement, the Certificate and all amendments thereto have been executed; and

          (5) to obtain true and full information regarding the amount of cash and a description and statement of any other property or services contributed by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner.

     B. The Partnership shall notify each Limited Partner upon request of the then current Conversion Factor.

     C. Notwithstanding any other provision of this Section 8.5, the General Partner may keep confidential from the Limited Partners, for such period of time as the General Partner determines in its sole and absolute discretion to be reasonable, any information that (i) the General Partner reasonably believes to be in the nature of trade secrets or other information the disclosure of which the General Partner in good faith believes is not in the best interests of the Partnership or could damage the Partnership or its business or (ii) the Partnership is required by law or by agreements with an unaffiliated third party to keep confidential.

     Section 8.6    Redemption Right

     A. Subject to Sections 8.6.B and 8.6.C, on or after the date one (1) year after the closing of a transaction pursuant to which a Limited Partner obtains his Partnership Units, such Limited Partner, other than the General Partner or Sovran Self Storage, Inc., shall have the right (the "Redemption Right") to require the Partnership to redeem on a Specified Redemption Date all or a portion of the Partnership Units held by such Limited Partner at a redemption price equal to and in the form of the Cash Amount to be paid by the Partnership. The Redemption Right shall be exercised pursuant to a Notice of Redemption delivered to the Partnership (with copies to the General Partner and Sovran Self Storage, Inc.) by the Limited Partner who is exercising the redemption right (the "Redeeming Partner"); provided, however, that the Partnership shall not be obligated to satisfy such Redemption Right if Sovran Self Storage, Inc. and/or the General Partner elects to purchase the Partnership Units subject to the Notice of Redemption pursuant to Section 8.6.B. A Limited Partner may not exercise the Redemption Right for less than one thousand (1,000) Partnership Units or, if such Limited Partner holds less than one thousand (1,000) Partnership Units, all of the Partnership Units held by such Partner. The Redeeming Partner shall have no right, with respect to any Partnership Units so redeemed, to receive any distributions paid on or after the Specified Redemption Date. The Assignee of any Limited Partner may exercise the rights of such Limited Partner pursuant to this Section 8.6, and such Limited Partner shall be deemed to have assigned such rights to such Assignee and shall be bound by the exercise of such rights by such Assignee. In connection with any exercise of such rights by such Assignee on behalf of such Limited Partner, the Cash Amount shall be paid by the Partnership directly to such Assignee and not to such Limited Partner.

     B. Notwithstanding the provisions of Section 8.6.A, a Limited Partner that exercises the Redemption Right shall be deemed to have offered to sell the Partnership Units described in the Notice of Redemption to the General Partner and Sovran Self Storage, Inc., and either the General Partner or Sovran Self Storage, Inc. (or both) may, in its sole and absolute discretion, elect to purchase directly and acquire such Partnership Units by paying to the Redeeming Partner either the Cash Amount or the REIT Shares Amount, as elected by the General Partner or Sovran Self Storage, Inc. (in its sole and absolute discretion), on the Specified Redemption Date, whereupon the General Partner or Sovran Self Storage, Inc. shall acquire the Partnership Units offered for redemption by the Redeeming Partner and shall be treated for all purposes of this Agreement as the owner of such Partnership Units. If the General Partner and/or Sovran Self Storage, Inc. shall elect to exercise its right to purchase Partnership Units under this Section 8.6.B with respect to a Notice of Redemption, they shall so notify the Redeeming Partner within five Business Days after the receipt by the General Partner of such Notice of Redemption. Unless the General Partner and/or Sovran Self Storage, Inc. (in their sole and absolute discretion) shall exercise its right to purchase Partnership Units from the Redeeming Partner pursuant to this Section 8.6.B, neither the General Partner nor Sovran Self Storage, Inc. shall have any obligation to the Redeeming Partner or the Partnership with respect to the Redeeming Partner's exercise of the Redemption Right. In the event the General Partner or Sovran Self Storage, Inc. shall exercise its right to purchase Partnership Units with respect to the exercise of a Redemption Right in the manner described in the first sentence of this Section 8.6.B, the Partnership shall have no obligation to pay any amount to the Redeeming Partner with respect to such Redeeming Partner's exercise of such Redemption Right, and each of the Redeeming Partner, the Partnership and the General Partner or Sovran Self Storage, Inc., as the case may be, shall treat the transaction between the General Partner or Sovran Self Storage, Inc., as the case may be, and the Redeeming Partner for federal income tax purposes as a sale of the Redeeming Partner's Partnership Units to the General Partner or Sovran Self Storage, Inc., as the case may be. Each Redeeming Partner agrees to execute such documents as the General Partner and Sovran Self Storage, Inc. may reasonably require in connection with the issuance of REIT Shares upon exercise of the Redemption Right. If the Redemption Right is satisfied by the delivery of REIT Shares, the Redeeming Partner shall be deemed to become a holder of REIT Shares as of the close of business on the Specified Redemption Date.

     C. Notwithstanding the provisions of Section 8.6.A and Section 8.6.B, a Partner shall not be entitled to exercise the Redemption Right pursuant to Section 8.6.A if the delivery of REIT Shares to such Partner on the Specified Redemption Date by the General Partner or Sovran Self Storage, Inc. pursuant to Section 8.6.B (regardless of whether or not the General Partner or Sovran Self Storage, Inc. would in fact exercise its rights under Section 8.6.B) would be prohibited under Sovran Self Storage, Inc.'s Certificate of Incorporation or would violate any federal or state securities laws.

     D. Each Limited Partner covenants and agrees with the General Partner and Sovran Self Storage, Inc. that all Partnership Units delivered for redemption or sale shall be delivered to the Partnership, the General Partner or Sovran Self Storage, Inc., as the case may be, free and clear of all liens and, notwithstanding anything herein contained to the contrary, none of the General Partner, Sovran Self Storage, Inc. or the Partnership shall be under any obligation to acquire Partnership Units which are or may be subject to any liens. Each Limited Partner further agrees that, in the event any state or local property transfer tax is payable as a result of the transfer of its Partnership Units to the Partnership, the General

Partner or Sovran Self Storage, Inc., such Limited Partner shall assume and pay such transfer tax.


                                 ARTICLE 9
                  BOOKS, RECORDS, ACCOUNTING AND REPORTS

     Section 9.1    Records and Accounting

     The General Partner shall keep or cause to be kept at the principal office of the Partnership those records and documents required to be maintained by the Act and other books and records deemed by the General Partner to be appropriate with respect to the Partnership's business, including, without limitation, all books and records necessary to provide to the Limited Partners any information, lists and copies of documents required to be provided pursuant to Section 9.3 hereof. Any records maintained by or on behalf of the Partnership in the regular course of its business may be kept on, or be in the form of, punch cards, magnetic tape, photographs, micrographics or any other information storage device, provided that the records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial and tax reporting purposes, on an accrual basis in accordance with generally accepted accounting principles, or such other basis as the General Partner determines to be necessary or appropriate.

     Section 9.2    Fiscal Year

     The fiscal year of the Partnership shall be the calendar year.

     Section 9.3    Reports

     A. As soon as practicable, but in no event later than one hundred five (105) days after the close of each Partnership Year, the General Partner shall cause to be mailed to each Limited Partner as of the close of the Partnership Year, an annual report containing financial statements of the Partnership, or of the General Partner or Sovran Self Storage, Inc. if such statements are prepared solely on a consolidated basis with the General Partner or Sovran Self Storage, Inc., for such Partnership Year, presented in accordance with generally accepted accounting principles, such statements to be audited by a nationally recognized firm of independent public accountants selected by the General Partner.

     B. As soon as practicable, but in no event later than one hundred five (105) days after the close of each calendar quarter (except the last calendar quarter of each year), the General Partner shall cause to be mailed to each Limited Partner as of the last day of the calendar quarter, a report containing unaudited financial statements of the Partnership, or of the General Partner or Sovran Self Storage, Inc., if such statements are prepared solely on a consolidated basis with the General Partner or Sovran Self Storage, Inc., and such other information as may be required by applicable law or regulation, or as the General Partner determines to be appropriate.

                                ARTICLE 10
                                TAX MATTERS

     Section 10.1   Preparation of Tax Returns

     The General Partner shall arrange for the preparation and timely filing of all returns of Partnership income, gains, deductions, losses and other items required of the Partnership for federal and state income tax purposes and shall use all reasonable efforts to furnish, within ninety
(90) days of the close of each taxable year, the tax information reasonably required by Limited Partners for federal and state income tax reporting purposes.

     Section 10.2   Tax Elections

     Except as otherwise provided herein, the General Partner shall, in its sole and absolute discretion, determine whether to make any available election pursuant to the Code. The General Partner shall have the right to seek to revoke any such election (including, without limitation, the election under Section 754 of the Code) upon the General Partner's determination in its sole and absolute discretion that such revocation is in the best interests of the Partners.

     Section 10.3   Tax Matters Partner

     A. The General Partner shall be the "tax matters partner" of the Partnership for federal income tax purposes. Pursuant to Section 6230(e) of the Code, upon receipt of notice from the IRS of the beginning of an administrative proceeding with respect to the Partnership, the tax matters partner shall furnish the IRS with the name, address, taxpayer identification number, and profit interest of each of the Limited Partners and the Assignees; provided, however, that such information is provided to the Partnership by the Limited Partners and the Assignees.

     B.   The tax matters partner is authorized, but not required:

          (1) to enter into any settlement with the IRS with respect to any administrative or judicial proceedings for the adjustment of Partnership items required to be taken into account by a Partner for income tax purposes (such administrative proceedings being referred to as a "tax audit" and such judicial proceedings being referred to as "judicial review"), and in the settlement agreement the tax matters partner may expressly state that such agreement shall bind all Partners, except that such settlement agreement shall not bind any Partner (i) who (within the time prescribed pursuant to the Code and Regulations) files a statement with the IRS providing that the tax matters partner shall not have the authority to enter into a settlement agreement on behalf of such Partner or (ii) who is a "notice partner" (as defined in Section 6231(a)(8) of the Code) or a member of a "notice group" (as defined in
               Section 6223(b)(2) of the Code);

          (2) in the event that a notice of a final administrative adjustment at the Partnership level of any item required to be taken into account by a Partner for tax purposes (a

"final adjustment") is mailed to the tax matters partner, to seek judicial review of such final adjustment, including the filing of a petition for readjustment with the Tax Court or the filing of a complaint for refund with the United States Claims Court or the District Court of the United States for the district in which the Partnership's principal place of business is located;

          (3) to intervene in any action brought by any other Partner for judicial review of a final adjustment;

          (4) to file a request for an administrative adjustment with the IRS and, if any part of such request is not allowed by the IRS, to file an appropriate pleading (petition or complaint) for judicial review with respect to such request;

          (5) to enter into an agreement with the IRS to extend the period for assessing any tax which is attributable to any item required to be taken account by a Partner for tax purposes, or an item affected by such item; and

          (6) to take any other action on behalf of the Partners or the Partnership in connection with any tax audit or judicial review proceeding to the extent permitted by applicable law or regulations.

     The taking of any action and the incurring of any expense by the tax matters partner in connection with any such proceeding, except to the extent required by law, is a matter in the sole and absolute discretion of the tax matters partner and the provisions relating to indemnification of the General Partner set forth in Section 7.7 of this Agreement shall be fully applicable to the tax matters partner in its capacity as such.

     C. The tax matters partner shall receive no compensation for its services as such. All third party costs and expenses incurred by the tax matters partner in performing its duties as such (including legal and accounting fees and expenses) shall be borne by the Partnership. Nothing herein shall be construed to restrict the Partnership from engaging an accounting firm to assist the tax matters partner in discharging its duties hereunder.

     Section 10.4   Organizational Expenses

     The Partnership shall elect to deduct expenses, if any, incurred by it in organizing the Partnership ratably over a sixty (60) month period as provided in Section 709 of the Code.

     Section 10.5   Withholding

     Each Limited Partner hereby authorizes the Partnership to withhold from or pay on behalf of or with respect to such Limited Partner any amount of federal, state, local, or foreign taxes that the General Partner determines that the Partnership is required to withhold or pay with respect to any amount distributable or allocable to such Limited Partner pursuant to this Agreement, including, without limitation, any taxes required to be withheld or paid by the Partnership pursuant to Sections 1441, 1442, 1445, or 1446 of the Code. Any amount paid on behalf of or with respect to a Limited Partner shall constitute a loan by the Partnership to such Limited

Partner, which loan shall be repaid by such Limited Partner within fifteen
(15) days after notice from the General Partner that such payment must be made unless (i) the Partnership withholds such payment from a distribution which would otherwise be made to the Limited Partner or (ii) the General Partner determines, in its sole and absolute discretion, that such payment may be satisfied out of the available funds of the Partnership which would, but for such payment, be distributed to the Limited Partner. Any amounts withheld pursuant to the foregoing clauses (i) or (ii) shall be treated as having been distributed to such Limited Partner. Each Limited Partner hereby unconditionally and irrevocably grants to the Partnership a security interest in such Limited Partner's Partnership Interest to secure such Limited Partner's obligation to pay to the Partnership any amounts required to be paid pursuant to this Section 10.5. In the event that a Limited Partner fails to pay any amounts owed to the Partnership pursuant to this
Section 10.5 when due, the General Partner may, in its sole and absolute discretion, elect to make the payment to the Partnership on behalf of such defaulting Limited Partner, and in such event shall be deemed to have loaned such amount to such defaulting Limited Partner and shall succeed to all rights and remedies of the Partnership as against such defaulting Limited Partner. Without limitation, in such event the General Partner shall have the right to receive distributions that would otherwise be distributable to such defaulting Limited Partner until such time as such loan, together with all interest thereon, has been paid in full, and any such distributions so received by the General Partner shall be treated as having been distributed to the defaulting Limited Partner and immediately paid by the defaulting Limited Partner to the General Partner in repayment of such loan. Any amounts payable by a Limited Partner hereunder shall bear interest at the lesser of (A) the base rate on corporate loans at large United States money center commercial banks, as published from time to time in The Wall Street Journal, plus four (4) percentage points, or (B) the maximum lawful rate of interest on such obligation, such interest to accrue from the date such amount is due (i.e., fifteen (15) days after demand) until such amount is paid in full. Each Limited Partner shall take such actions as the Partnership or the General Partner shall request in order to perfect or enforce the security interest created hereunder.


                                ARTICLE 11
                         TRANSFERS AND WITHDRAWALS

     Section 11.1   Transfer

     A. The term "transfer," when used in this Article 11 with respect to a Partnership Unit, shall be deemed to refer to a transaction by which the General Partner purports to assign all or any part of its General Partner Interest to another Person or by which a Limited Partner purports to assign all or any part of its Limited Partner Interest to another Person, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise. The term "transfer" when used in this Article 11 does not include any redemption of Partnership Interests by the Partnership from a Limited Partner or any acquisition of Partnership Units from a Limited Partner by the General Partner or Sovran Self Storage, Inc. pursuant to Section 8.6.

     B. No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this
Article 11. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article 11 shall be null and void.

     Section 11.2 Transfer of General Partner's Partnership Interest or Sovran Self Storage, Inc.'s Interest in the General Partner

     A. The General Partner may not transfer any of its General Partner Interest or Limited Partnership Interests or withdraw as General Partner except as provided in Section 11.2.B or in connection with a transaction described in Section 11.2.C. or 11.2.D. Sovran Self Storage, Inc. shall not transfer any of its Limited Partner Interests or Ownership Interest except in connection with a transaction described in Section 11.2.B, 11.2.C. or 11.2.D.

     B. The General Partner and Sovran Self Storage, Inc. may transfer Limited Partner Interests held by them either to the Partnership in accordance with Section 7.5.B hereof or to a purported holder of REIT Shares in accordance with Sovran Self Storage, Inc.'s certificate of incorporation.

     C. Except as otherwise provided in Section 11.2.D., neither the General Partner nor Sovran Self Storage, Inc. shall engage in any merger, consolidation or other combination with or into another Person or sale of all or substantially all of its assets, or effect any reclassification, or recapitalization or change of outstanding REIT Shares (other than a change in par value, or from par value to no par value, or as a result of a subdivision or combination as described in the definition of "Conversion Factor") ("Transaction"), unless (i) the Transaction also includes a merger of the Partnership or sale of substantially all of the assets of the Partnership which has been approved by the requisite Consent of the Partners pursuant to Section 7.3 and as a result of which all Limited Partners will receive for each Partnership Unit an amount of cash, securities, or other property equal to the product of the Conversion Factor and the greatest amount of cash, securities or other property paid to a holder of one REIT Share in consideration of one REIT Share at any time during the period from and after the date on which the Transaction is consummated, provided that if, in connection with the Transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than fifty percent (50%) of the outstanding REIT Shares, each holder of Partnership Units shall receive the greatest amount of cash, securities, or other property which such holder would have received had it exercised the Redemption Right and received REIT Shares in exchange for its Partnership Units immediately prior to the expiration of such purchase, tender or exchange offer and had thereupon accepted such purchase, tender or exchange offer, and (ii) no more than forty-nine percent (49%) of the equity securities of the acquiring Person in such transaction shall be owned, after consummation of such Transaction, by the General Partner or Persons who are Affiliates of the Partnership or the General Partner immediately prior to the date on which the Transaction is consummated.

     D. Notwithstanding Section 11.2.C, either the General Partner or Sovran Self Storage, Inc. may merge with another entity if immediately after such merger substantially all of the assets of the surviving entity, other than Partnership Units held by the General Partner (whether such Partnership Units constitute the General Partnership Interest or a Limited Partnership Interest) or by Sovran Self Storage, Inc., are contributed to the Partnership as a Capital Contribution in exchange for Partnership Units with a fair market value, as reasonably determined by the General Partner, equal to the 704(c) Value of the assets so contributed.

     Section 11.3   Limited Partners' Rights to Transfer

     A. Subject to the provisions of Sections 11.3.C, 11.3.D, 11.3.E, and 11.4, a Limited Partner may transfer, with or without the consent of the General Partner, all or any portion of its Partnership Interest, or any of such Limited Partner's economic rights as a Limited Partner.

     B. If a Limited Partner is subject to Incapacity, the executor, administrator, trustee, committee, guardian, conservator or receiver of such Limited Partner's estate shall have all the rights of a Limited Partner, but not more rights than those enjoyed by other Limited Partners, for the purpose of settling or managing the estate and such power as the Incapacitated Limited Partner possessed to transfer all or any part of his or its interest in the Partnership. The Incapacity of a Limited Partner, in and of itself, shall not dissolve or terminate the Partnership.

     C. The General Partner may prohibit any transfer by a Limited Partner of its Partnership Units if, in the opinion of legal counsel to the Partnership, such transfer would require filing of a registration statement under the Securities Act of 1933 or would otherwise violate any federal or state securities laws or regulations applicable to the Partnership or the Partnership Unit.

     D. No transfer by a Limited Partner of its Partnership Units may be made to any Person if (i) in the opinion of legal counsel for the Partnership, it would result in the Partnership being treated as an association taxable as a corporation for federal income tax purposes, or would result in a termination of the Partnership for federal income tax purposes, (ii) in the opinion of legal counsel for the Partnership, it would adversely affect the ability of Sovran Self Storage, Inc. to continue to qualify as a REIT or subject Sovran Self Storage, Inc. to any additional taxes under Section 857 or Section 4981 of the Code, or (iii) such transfer is effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" with the meaning of Section 7704 of the Code.

     E. No transfer of any Partnership Units may be made to a lender to the Partnership or any Person who is related (within the meaning of Section 1.752-4(b) of the Regulations) to any lender to the Partnership whose loan constitutes a Nonrecourse Liability, without the consent of the General Partner, in its sole and absolute discretion, provided that as a condition to such consent the lender will be required to enter into an arrangement with the Partnership and the General Partner to exchange or redeem for the Cash Amount any Partnership Units in which a security interest is held simultaneously with the time at which such lender would be deemed to be a partner in the Partnership for purposes of allocating liabilities to such lender under Section 752 of the Code.

     Section 11.4   Substituted Limited Partners

     A. No Limited Partner shall have the right to substitute a transferee as a Limited Partner in his place. The General Partner shall, however, have the right to consent to the admission of a transferee of the interest of a Limited Partner pursuant to this Section 11.4 as a Substituted Limited Partner, which consent may be given or withheld by the General Partner in its sole and absolute discretion. The General Partner's failure or refusal to permit a transferee of any such interests to become a

Substituted Limited Partner shall not give rise to any cause of action against the Partnership or any Partner.

     B. A transferee who has been admitted as a Substituted Limited Partner in accordance with this Article 11 shall have all the rights and powers and be subject to all the restrictions and liabilities of a Limited Partner under this Agreement. The admission of any transferee as a Substituted Limited Partner shall be subject to the transferee executing and delivering to the Partnership an acceptance of all the terms and conditions of this Agreement (including, without limitation, the provisions of Section 2.4 and such other documents or instruments as may be required to effect the admission).

     C. Upon the admission of a Substituted Limited Partner, the General Partner shall amend Exhibit A to reflect the name, address, number of Partnership Units, and Percentage Interest of such Substituted Limited Partner and to eliminate or adjust, if necessary, the name, address and interest of the predecessor of such Substituted Limited Partner.

     Section 11.5   Assignees

     If the General Partner, in its sole and absolute discretion, does not consent to the admission of any permitted transferee under Section 11.3 as a Substituted Limited Partner, as described in Section 11.4, such transferee shall be considered an Assignee for purposes of this Agreement. An Assignee shall be deemed to have had assigned to it, and shall be entitled to receive distributions from the Partnership and the share of Net Income, Net Losses, Recapture Income, and any other items, gain, loss, deduction and credit of the Partnership attributable to the Partnership Units assigned to such transferee, but shall not be deemed to be a holder of Partnership Units for any other purpose under this Agreement, and shall not be entitled to vote such Partnership Units in any matter presented to the Limited Partners for a vote (such Partnership Units being deemed to have been voted on such matter in the same proportion as all other Partnership Units held by Limited Partners are voted). In the event any such transferee desires to make a further assignment of any such Partnership Units, such transferee shall be subject to all the provisions of this Article 11 to the same extent and in the same manner as any Limited Partner desiring to make an assignment of Partnership Units.

     Section 11.6   General Provisions

     A. No Limited Partner may withdraw from the Partnership other than as a result of a permitted transfer of all of such Limited Partner's Partnership Units in accordance with this Article 11 or pursuant to redemption of all of its Partnership Units under Section 8.6.

     B. Any Limited Partner who shall transfer all of its Partnership Units in a transfer permitted pursuant to this Article 11 shall cease to be a Limited Partner upon the admission of all Assignees of such Partnership Units as Substitute Limited Partners. Similarly, any Limited Partner who shall transfer all of its Partnership Units pursuant to a redemption of all of its Partnership Units under Section 8.6 shall cease to be a Limited Partner.

     C. Transfers pursuant to this Article 11 may only be made on the first day of a fiscal quarter of the Partnership, unless the General Partner otherwise agrees.

     D. If any Partnership Interest is transferred or assigned during any quarterly segment of the Partnership's fiscal year in compliance with the provisions of this Article 11 or redeemed or transferred pursuant to
Section 8.6, or any day other than the first day of a Partnership Year, then Net Income, Net Losses, each item thereof and all other items attributable to such interest for such Partnership Year shall be divided and allocated between the transferor Partner and the transferee Partner by taking into account their varying interests during the Partnership Year in accordance with Section 706(d) of the Code, using the interim closing of the books method. Solely for purposes of making such allocations, each of such items for the calendar month in which the transfer or assignment occurs shall be allocated to the transferee Partner, and none of such items for the calendar month in which a redemption occurs shall be allocated to the Redeeming Partner. All distributions of Available Cash attributable to such Partnership Unit with respect to which the Partnership Record Date is before the date of such transfer, assignment, or redemption shall be made to the transferor Partner or the Redeeming Partner, as the case may be, and in the case of a transfer or assignment other than a redemption, all distributions of Available Cash thereafter attributable to such Partnership Unit shall be made to the transferee Partner.


                                ARTICLE 12
                           ADMISSION OF PARTNERS

     Section 12.1   Admission of Successor General Partner

     A successor to all of the General Partner Interest pursuant to Section
11.2 hereof who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective upon such transfer. Any such transferee shall carry on the business of the Partnership without dissolution. In each case, the admission shall be subject to the successor General Partner executing and delivering to the Partnership an acceptance of all of the terms and conditions of this Agreement and such other documents or instruments as may be required to effect the admission. In the case of such admission on any day other than the first day of a Partnership Year, all items attributable to the General Partner Interest for such Partnership year shall be allocated between the transferring General Partner and such successor as provided in Section 11.6.D hereof.

     Section 12.2   Admission of Additional Limited Partners

     A. After the admission to the Partnership of the initial Limited Partner on the date hereof, a Person who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner (i) evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including, without limitation, the power of attorney granted in Section 2.4 hereof and (ii) such other documents or instruments as may be required in the discretion of the General Partner in order to effect such Person's admission as an Additional Limited Partner.

     B. Notwithstanding anything to the contrary in this Section 12.2, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's sole and absolute discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded on the books and records of the Partnership, following the consent of the General Partner to such admission.

     C. If any Additional Limited Partner is admitted to the Partnership on any day other than the first day of a Partnership Year, then Net Income, Net Losses, each item thereof and all other items allocable among Partners and Assignees for such Partnership Year shall be allocated among such Additional Limited Partner and all other Partners and Assignees by taking into account their varying interests during the Partnership Year in accordance with Section 706(d) of the Code, using the interim closing of the books method. Solely for purposes of making such allocations, each of such item for the calendar month in which an admission of any Additional Limited Partner occurs shall be allocated among all the Partners and Assigns including such Additional Limited Partner. All distributions of Available Cash with respect to which the Partnership Record Date is before the date of such admission shall be made solely to Partners and Assignees other than the Additional Limited Partner, and all distributions of Available Cash thereafter shall be made to all of the Partners and Assignees including such Additional Limited Partner.

     Section 12.3   Amendment of Agreement and Certificate of Limited
Partnership

     For the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Act to amend the records of the Partnership and, if necessary, to prepare as soon as practical an amendment of this Agreement (including an amendment of Exhibit A) and, if required by law, shall prepare and file an amendment to the Certificate and may for this purpose exercise the power of attorney granted pursuant to Section 2.4 hereof.


                                ARTICLE 13
                 DISSOLUTION, LIQUIDATION AND TERMINATION

     Section 13.1   Dissolution

     Except as set forth in this Article 13, no Partner shall have the right to dissolve the Partnership. The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the withdrawal of the General Partner, any successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and its affairs shall be wound up, upon the first to occur of any of the following ("Liquidating Events"):

     A.   the expiration of its terms as provided in Section 2.5 hereof;

     B. an event of withdrawal of the General Partner, as defined in the Act (other than an event of bankruptcy), unless, within ninety (90) days after such event of withdrawal a majority in interest of the remaining Partners agree in writing to continue the business of the Partnership and to the appointment, effective as of the date of withdrawal, of a successor General Partner;

     C. from and after the date of this Agreement through December 31, 2053, an election to dissolve the Partnership made by the General Partner with the Consent of Partners holding 75% or more of the Percentage Interests of the Limited Partners (including Limited Partner Interests held, directly or indirectly, by the General Partner and Sovran Self Storage, Inc.);

     D. on or after January 1, 2054, an election to dissolve the Partnership made by the General Partner, in its sole and absolute discretion;

     E. entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Act;

     F. the sale of all or substantially all of the assets and properties of the Partnership; or

     G. a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the General Partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the General Partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless prior to the entry of such order or judgment all of the remaining Partners agree in writing to continue the business of the Partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a substitute General Partner.

     Section 13.2   Winding Up

     A. Upon the occurrence of a Liquidating Event, the Partnership shall continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Partners. No Partner shall take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Partnership's business and affairs. The General Partner or, in the event there is no remaining General Partner, any Person elected by a majority in interest of the Limited Partners (the General Partner or such other Person being referred to herein as the "Liquidator"), shall be responsible for overseeing the winding up and dissolution of the Partnership and shall take full account of the Partnership's liabilities and property and the Partnership property shall be liquidated as promptly as is consistent with obtaining the fair value thereof, and the proceeds therefrom (which may, to the extent determined by the General Partner, include shares of stock in the General Partner) shall be applied and distributed in the following order:

          (1) First, to the payment and discharge of all of the Partnership's debts and liabilities to creditors other than the Partners;

          (2) Second, to the payment and discharge of all of the Partnership's debts and liabilities to the General Partner and Sovran Self Storage, Inc.;

          (3) Third, to the payment and discharge of all of the Partnership's debts and liabilities to the other Partners; and

          (4) The balance, if any, to the General Partner and Limited Partners in accordance with their Capital Accounts, after giving effect to all contributions, distributions, and allocations for all periods.

The General Partner shall not receive any additional compensation for any services performed pursuant to this Article 13.

     B. Notwithstanding the provisions of Section 13.2.A hereof which require liquidation of the assets of the Partnership, but subject to the order of priorities set forth therein, if prior to or upon dissolution of the Partnership the Liquidator determines that an immediate sale of part or all of the Partnership's assets would be impractical or would cause undue loss to the Partners, the Liquidator may, in its sole and absolute discretion, defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (including to those Partners as creditors) and/or distribute to the Partners, in lieu of cash, as tenants in common and in accordance with the provisions of
Section 13.2.A hereof, undivided interests in such Partnership assets as the Liquidator deems not suitable for liquidation. Any such distributions in kind shall be made only if, in the good faith judgment of the Liquidator, such distributions in kind are in the best interest of the Partners, and shall be subject to such conditions relating to the disposition and management of such properties as the Liquidator deems reasonable and equitable and to any agreements governing the operation of such properties at such time. The Liquidator shall determine the fair market value of any property distributed in kind using such reasonable method of valuation as it may adopt.

     C. In the discretion of the Liquidator, a pro rata portion of the distributions that would otherwise be made to the General Partner and Limited Partners pursuant to this Article 13 may be:

          (1) distributed to a trust established for the benefit of the General Partner and Limited Partners for the purposes of liquidating Partnership assets, collecting amounts owed to the Partnership, and paying any contingent or unforeseen liabilities or obligations of the Partnership or the General Partner arising out of or in connection with the Partnership. The assets of any such trust shall be distributed to the General Partner and Limited Partners from time to time, in the reasonable discretion of the Liquidator, in the same proportions as the amount distributed to such trust by the Partnership would otherwise have been distributed to the General Partner and Limited Partners pursuant to this Agreement; or

          (2) withheld or escrowed to provide a reasonable reserve for Partnership liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Partnership, provided that such withheld or escrowed amounts shall be distributed to the General Partner and Limited Partners in the manner and order of priority set forth in Section 13.2.A as soon as practicable.

     Section 13.3   Compliance with Timing Requirements of Regulations

     In the event the Partnership is "liquidated" within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article 13 to the General Partner and Limited Partners who have positive Capital Accounts in compliance with Regulations Section 1.704-1(b)(2)(ii)(b)(2). If any Partner has a deficit balance in his Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which such liquidation occurs), such Partner shall have no obligation to make any contribution to the capital of the Partnership with respect to such deficit, and such deficit shall not be considered a debt owed to the Partnership or to any other Person for any purpose whatsoever.

     Section 13.4   Deemed Distribution and Recontribution

     Notwithstanding any other provision of this Article 13, in the event the Partnership is considered liquidated within the meaning of Regulations
Section 1.704-1(b)(2)(ii)(g), but no Liquidating Event has occurred, the Partnership's property shall not be liquidated, the Partnership's liabilities shall not be paid or discharged, and the Partnership's affairs shall not be wound up. Instead, for federal income tax purposes and for purposes of maintaining Capital Accounts pursuant to Exhibit B hereto, the Partnership shall be deemed to have distributed the property in kind to the General Partner and Limited Partners, who shall be deemed to have assumed and taken such property subject to all Partnership liabilities, all in accordance with their respective Capital Accounts. Immediately thereafter, the General Partner and Limited Partners shall be deemed to have recontributed the Partnership property in kind to the Partnership, which shall be deemed to have assumed and taken such property subject to all such liabilities.

     Section 13.5   Rights of Limited Partners

     Except as otherwise provided in this Agreement, each Limited Partner shall look solely to the assets of the Partnership for the return of its Capital Contributions and shall have no right or power to demand or receive property other than cash from the Partnership. Except as otherwise provided in this Agreement, no Limited Partner shall have priority over any other Partner as to the return of its Capital Contributions, distributions, or allocations.

     Section 13.6   Notice of Dissolution

     In the event a Liquidating Event occurs or an event occurs that would, but for the provisions of an election or objection by one or more Partners pursuant to Section 13.1, result in a dissolution of the Partnership, the General Partner shall, within thirty (30) days thereafter, provide written notice thereof to each of the Partners.

     Section 13.7 Termination of Partnership and Cancellation of Certificate of Limited Partnership

     Upon the completion of the liquidation of the Partnership cash and property as provided in Section 13.2 hereof, the Partnership shall be terminated, a certificate of cancellation shall be filed, and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

     Section 13.8   Reasonable Time for Winding-Up

     A reasonable time shall be allowed for the orderly winding-up of the business and affairs of the Partnership and the liquidation of its assets pursuant to Section 13.2 hereof, in order to minimize any losses otherwise attendant upon such winding-up, and the provisions of this Agreement shall remain in effect between the Partners during the period of liquidation.

     Section 13.9   Waiver of Partition

     Each Partner hereby waives any right to partition of the Partnership property.

     Section 13.10  Liability of the Liquidator

     The Liquidator shall be indemnified and held harmless by the Partnership from and against any and all claims, demands, liabilities, costs, damages and causes of action of any nature whatsoever arising out of or incidental to the Liquidator's taking of any action authorized under or within the scope of this Agreement; provided, however, that the Liquidator shall not be entitled to indemnification, and shall not be held harmless, where the claim, demand, liability, cost, damage or cause of action at issue arises out of:

     (i) a matter entirely unrelated to the Liquidator's action or conduct pursuant to the provisions of this Agreement; or

     (ii) the proven willful misconduct or gross negligence of the Liquidator.


                                ARTICLE 14
               AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS

     Section 14.1   Amendments

     A. Amendments to this Agreement may be proposed by the General Partner or by any Limited Partners holding twenty percent (20%) or more of the Partnership Interests. Following such proposal, the General Partner shall submit any proposed amendment to the Limited Partners. The General Partner shall seek the written vote of the Partners on the proposed amendment or shall call a meeting to vote thereon and to transact any other business that it may deem appropriate. For purposes of obtaining a written vote, the General Partner may require a response within a reasonable specified time, but not less than fifteen (15) days, and failure to respond in such time period shall constitute a vote which is consistent with the General Partner's recommendation with respect to the proposal. Except as provided in Section 7.3.A, 7.3.B, 13.1.C, 14.1.B, 14.1.C or 14.1.D, a
proposed amendment shall be adopted and be effective as an amendment hereto if it is approved by the General Partner and it receives the Consent of Partners holding a majority of the Percentage Interests of the Limited Partners (including Limited Partner Interests held, directly or indirectly, by the General Partner and Sovran Self Storage, Inc.).

     B. Notwithstanding Section 14.1.A, the General Partner shall have the power, without the consent of the Limited Partners, to amend this Agreement as may be required to facilitate or implement any of the following purposes:

          (1) to add to the obligations of the General Partner or surrender any right or power granted to the General Partner or any Affiliate of the General Partner for the benefit of the Limited Partners;

          (2) to reflect the admission, substitution, termination, or withdrawal of Partners in accordance with this Agreement;

          (3) to set forth the designations, rights, powers, duties, and preferences of the holders of any additional Partnership Interests issued pursuant to Section 4.2.A hereof;

          (4) to reflect a change that is of an inconsequential nature and does not adversely affect the Limited Partners in any material respect, or to cure any ambiguity, correct or supplement any provision in this Agreement not inconsistent with law or with other provisions, or make other changes with respect to matters arising under this Agreement that will not be inconsistent with law or with the provisions of this Agreement; and

          (5) to satisfy any requirements, conditions, or guidelines contained in any order, directive, opinion, ruling or regulation of a federal or state agency or contained in federal or state law.

The General Partner shall provide notice to the Limited Partners when any action under this Section 14.1.B is taken.

     C. Notwithstanding Section 14.1.A and 14.1.B hereof, this Agreement shall not be amended without the Consent of each Partner adversely affected if such amendment would (i) convert a Limited Partner's interest in the Partnership into a general partner interest, (ii) modify the limited liability of a Limited Partner in a manner adverse to such Limited Partner,
(iii) alter rights of the Partner to receive distributions pursuant to
Article 5 or Article 13, or the allocations specified in Article 6 (except as permitted pursuant to Section 4.2 and Section 14.1.B(3) hereof), (iv) alter or modify the Redemption Right and REIT Shares Amount as set forth in Sections 8.6 and 11.2.B, and the related definitions, in a manner adverse to such Partner, (v) cause the termination of the Partnership prior to the time set forth in Sections 2.5 or 13.1, or (vi) amend this Section 14.1.C. Further, no amendment may alter the restrictions on the General Partner's authority set forth in Section 7.3 without the Consent specified in that section.

     D. Notwithstanding Section 14.1.A or Section 14.1.B hereof, the General Partner shall not amend Sections 4.2.A, 7.5, 7.6, 11.2 or 14.2 without the Consent of 75% of the Percentage Interests of the Limited Partners excluding Limited Partners Interests held by the General Partner.

     Section 14.2   Meetings of the Partners

     A. Meetings of the Partners may be called by the General Partner and shall be called upon the receipt by the General Partner of a written request by Limited Partners holding twenty percent (20%) or more of the Partnership Interests. The call shall state the nature of the business to be transacted. Notice of any such meeting shall be given to all Partners not less than seven (7) days nor more than thirty (30) days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Whenever the vote or Consent of the Partners is permitted or required under this Agreement, such vote or Consent may be given at a meeting of the Partners or may be given in accordance with the procedure prescribed in Section 14.1.A hereof. Except as otherwise expressly provided in this Agreement, the Consent of holders of a majority of the Percentage Interests held by Limited Partners (including Limited Partnership Interests held, directly or indirectly, by the General Partner or Sovran Self Storage, Inc.) shall control.

     B. Any action required or permitted to be taken at a meeting of the Partners may be taken without a meeting if a written consent setting forth the action so taken is signed by 75% of the Percentage Interests of the Partners (or such other percentage as is expressly required by this Agreement). Such consent may be in one instrument or in several instruments, and shall have the same force and effect as a vote of 75% of the Percentage Interests of the Partners (or such other percentage as is expressly required by this Agreement). Such consent shall be filed with the General Partner. An action so taken shall be deemed to have been taken at a meeting held on the effective date so certified.

     C. Each Limited Partner may authorize any Person or Persons to act for him by proxy on all matters in which a Limited Partner is entitled to participate, including waiving notice of any meeting, or voting or participating at a meeting. Every proxy must be signed by the Limited Partner or his attorney-in-fact. No proxy shall be valid after the expiration of eleven (11) months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Limited Partner executing it, such revocation to be effective upon the Partnership's receipt of written notice of such revocation from the Limited Partner executing such proxy.

     D. Each meeting of the Partners shall be conducted by the General Partner or such other Person as the General Partner may appoint pursuant to such rules for the conduct of the meeting as the General Partner or such other Person deems appropriate. Without limitation, meetings of Partners may be conducted in the same manner as meetings of the shareholders of Sovran Self Storage, Inc. and may be held at the same time, and as part of, meetings of the shareholders of Sovran Self Storage, Inc.


                                ARTICLE 15
                            GENERAL PROVISIONS

     Section 15.1   Addresses and Notice

     Any notice, demand, request or report required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address set forth in Exhibit A or such other address of which the Partner shall notify the General Partner in writing.

     Section 15.2   Titles and Captions

     All article or section titles or captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Except as specifically provided otherwise, references to "Articles" and "Sections" are to Articles and Sections of this Agreement.

     Section 15.3   Pronouns and Plurals

     Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

     Section 15.4   Further Action

     The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

     Section 15.5   Binding Effect

     This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

     Section 15.6   Creditors

     Other than as expressly set forth herein with respect to the Indemnitees, none of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

     Section 15.7   Waiver

     No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

     Section 15.8   Counterparts

     This Agreement may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto.

     Section 15.9   Applicable Law

     This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

     Section 15.10  Invalidity of Provisions

     If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

     Section 15.11  Entire Agreement

     This Agreement contains the entire understanding and agreement among the Partners with respect to the subject matter hereof and supersedes the Prior Agreement and any other prior written or oral understandings or agreements among them with respect thereto.

     Section 15.12  No Rights as Shareholders

     Nothing contained in this Agreement shall be construed as conferring upon the holders of the Partnership Units any rights whatsoever as shareholders of the General Partner or of Sovran Self Storage, Inc., including without limitation, any right to receive dividends or other distributions made to shareholders of the General Partner or of Sovran Self Storage, Inc., or to vote or to consent or to receive notice as shareholders in respect of any meeting of shareholders for the election of directors of the General Partner or of Sovran Self Storage, Inc., or any other matter.

     Section 15.13  Guaranty of Sovran Self Storage, Inc.

     Sovran Self Storage, Inc. unconditionally and irrevocably guarantees to the Limited Partners the performance by the General Partner of the General Partner's obligations under this Agreement. This guarantee is exclusively for the benefit of the Limited Partners and shall not extend to the benefit of any creditor of the Partnership.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

General Partner:

SOVRAN HOLDINGS, INC.

By /S/ Kenneth F. Myszka
  -----------------------------
  Kenneth F. Myszka, President


Limited Partner:

SOVRAN SELF STORAGE, INC.

By /S/ Kenneth F. Myszka
  -----------------------------
  Kenneth F. Myszka, President

                                 EXHIBIT A

                                              Number of     Percentage
Partners' Names                Capital        Partnership   Interest in
and Addresses               Contribution(s)     Units       the Partnership

1.  General Partner:

    Sovran Holdings, Inc.      __________      67,921.71         1%
    5166 Main Street
    Williamsville, NY  14221


2.  Limited Partner(s):

    Sovran Self Storage, Inc.  __________   6,724,249.29        99%
    5166 Main Street
    Williamsville, NY  14221


3.  Additional Limited Partners:

                                 EXHIBIT B

                        CAPITAL ACCOUNT MAINTENANCE


1.   Capital Accounts of the Partners

     A. The Partnership shall maintain for each Partner a separate Capital Account in accordance with the rules of Regulations Section 1.704-1(b)(2)(iv). Such Capital Account shall be increased by (i) the amount of all Capital Contributions and any other deemed contributions made by such Partner to the Partnership pursuant to this Agreement and (ii) all items of Partnership income and gain (including income and gain exempt from tax) computed in accordance with Section 1.B hereof and allocated to such Partner pursuant to Section 6.1.A of the Agreement and Exhibit C hereof, and decreased by (x) the amount of cash or Agreed Value of all actual and deemed distributions of cash or property made to such Partner pursuant to this Agreement and (y) all items of Partnership deduction and loss computed in accordance with Section 1.B hereof and allocated to such Partner pursuant to Section 6.1.B of the Agreement and Exhibit C hereof.

     B. For purposes of computing the amount of any item of income, gain, deduction or loss to be reflected in the Partners' Capital Accounts, unless otherwise specified in this Agreement, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes determined in accordance with Section 703(a) of the Code (for this purpose all items of income, gain, loss or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss), with the following adjustments:

          (1) Except as otherwise provided in Regulations Section 1.704-1(b)(2)(iv)(m), the computation of all items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code which may be made by the Partnership, provided that the amounts of any adjustments to the adjusted bases of the assets of the Partnership made pursuant to Section 734 of the Code as a result of the distribution of property by the Partnership to a Partner (to the extent that such adjustments have not previously been reflected in the Partners' Capital Accounts) shall be reflected in the Capital Accounts of the Partners in the manner and subject to the limitations prescribed in Regulations Section 1.704-1(b)(2)(iv)(m)(4).

          (2) The computation of all items of income, gain, and deduction shall be made without regard to the fact that items described in Sections 705(a)(1)(B) or 705(a)(2)(B) of the Code are not includable in gross income or are neither currently deductible nor capitalized for federal income tax purposes.

          (3) Any income, gain or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property as of such date of disposition were equal in amount to the Partnership's Carrying Value with respect to such property as of such date.

          (4) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such fiscal year.

          (5) In the event the Carrying Value of any Partnership Asset is adjusted pursuant to Section 1.D hereof, the amount of any such adjustment shall be taken into account as gain or loss from the disposition of such asset.

          (6) Any items specifically allocated under Section 2 of Exhibit C hereof shall not be taken into account.

     C. Generally, a transferee (including an Assignee) of a Partnership Unit shall succeed to a pro rata portion of the Capital Account of the transferor; provided, however, that, if the transfer causes a termination of the Partnership under Section 708(b)(1)(B) of the Code, the Partnership's properties shall be deemed solely for federal income tax purposes, to have been distributed in liquidation of the Partnership to the holders of Partnership Units (including such transferee) and recontributed by such Persons in reconstitution of the Partnership. In such event, the Carrying Values of the Partnership properties shall be adjusted immediately prior to such deemed distribution pursuant to Section 1.D(2) hereof. The Capital Accounts of such reconstituted Partnership shall be maintained in accordance with the principles of this Exhibit B.

     D. (1) Consistent with the provisions of Regulations Section 1.704-1(b)(2)(iv)(f), and as provided in Section 1.D(2), the Carrying Value of all Partnership assets shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as of the times of the adjustments provided in Section 1.D(2) hereof, as if such Unrealized Gain or Unrealized Loss had been recognized on an actual sale of each such property and allocated pursuant to Section 6.1 of the Agreement.

          (2)  Such adjustments shall be made as of the following times:
               (a) immediately prior to the acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis Capital Contribution;
               (b) immediately prior to the distribution by the Partnership to a Partner of more than a de minimis amount of property as consideration for an interest in the Partnership; and (c) immediately prior to the liquidation of the Partnership within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g), provided, however, that adjustments pursuant to clauses (a) and (b) above shall be made only if the General Partner determines that such adjustments are necessary or appropriate to reflect the relative economic interests of the Partners in the Partnership.

          (3) In accordance with Regulations Section 1.704-1(b)(2)(iv)(e), the Carrying Value of Partnership assets distributed in kind shall be adjusted upward or downward to reflect any Unrealized Gain or Unrealized Loss attributable to such Partnership property, as of the time any such asset is distributed.

          (4) In determining Unrealized Gain or Unrealized Loss for purposes of this Exhibit B, the aggregate cash amount and fair market value of all Partnership assets (including cash or cash equivalents) shall be determined by the General Partner using such reasonable method of valuation as it may adopt, or in the case of a liquidating distribution pursuant to Article 13 of the Agreement, shall be determined and allocated by the Liquidator using such reasonable methods of valuation as it may adopt. The General Partner, or the Liquidator, as the case may be, shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its sole and absolute discretion to arrive at a fair market value for individual properties).

     E. The provisions of this Agreement (including this Exhibit B and other Exhibits to this Agreement) relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the General Partner shall determine that it is prudent to modify (i) the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Partnership, the General Partner, or the Limited Partners) are computed or (ii) the manner in which items are allocated among the Partners for federal income tax purposes in order to comply with such Regulations or to comply with Section 704(c) of the Code, the General Partner may make such modification without regard to Article 14 of the Agreement, provided that it is not likely to have a material effect on the amounts distributable to any Person pursuant to Article 13 of the Agreement upon the dissolution of the Partnership. The General Partner also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the partners and the amount of Partnership capital reflected on the Partnership's balance sheet, as computed for book purposes, in accordance with Regulations
Section 1.704-1(b)(2)(iv)(q), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b). In addition, the General Partner may adopt and employ such methods and procedures for (i) the maintenance of book and tax capital accounts, (ii) the determination and allocation of adjustments under Sections 704(c), 734 and 743 of the Code,
(iii) the determination of Net Income, Net Loss, taxable income, taxable loss and items thereof under this Agreement and pursuant to the Code,
(iv) the adoption of reasonable conventions and methods for the valuation of assets and the determination of tax basis, (v) the allocation of asset value and tax basis, and (vi) conventions for the determination of cost recovery, depreciation and amortization deductions, as it determines in its sole discretion are necessary or appropriate to execute the provisions of this Agreement and to comply with federal and state tax laws.

2.   No Interest

     No interest shall be paid by the Partnership on Capital Contributions or on balances in Partners' Capital Accounts.

3.   No Withdrawal

     No Partner shall be entitled to withdraw any part of his Capital Contribution or his Capital Account or to receive any distribution from the

Partnership, except as provided in Articles 4, 5, 7 and 13 of the Agreement.

                                 EXHIBIT C

                         SPECIAL ALLOCATION RULES


1.   Special Allocation Rules

     Notwithstanding any other provision of the Agreement or this Exhibit C, the following special allocations shall be made in the following order:

     A.   Minimum Gain Chargeback.  Notwithstanding the provisions of
Section 6.1 of the Agreement or any other provisions of this Exhibit C, if there is a net decrease in Partnership Minimum Gain during any Partnership taxable year, each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner's share of the net decrease in Partnership Minimum Gain, as determined under Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(f)(6). This Section 1.A is intended to comply with the minimum gain chargeback requirements in Regulations Section 1.704-2(f) and shall be interpreted consistently therewith. Solely for purposes of this Section 1.A, each Partner's Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Section 6.1 of Partner Minimum Gain during such Partnership taxable year.

     B. Partner Minimum Gain Chargeback. Notwithstanding any other provision of Section 6.1 of this Agreement or any other provisions of this Exhibit C (except Section 1.A hereof), if there is a net decrease in Partner Minimum Gain attributable to a Partner Nonrecourse Debt during any Partnership taxable year, each Partner who has a share of the Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner's share of the net decrease in Partner Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Partner pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations Section 1.704-2(i)(4). This Section 1.B is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith. Solely for purposes of the Section 1.B, each Partner's Adjusted Capital Account Deficit shall be determined prior to any other allocations pursuant to Section 6.1 of the Agreement or this Exhibit with respect to such Partnership taxable year, other than allocations pursuant to Section 1.A hereof.

     C. Qualified Income Offset. In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or
1.704-1(b)(2)(ii)(d)(6), and after giving effect to the allocations required under Sections 1.A and 1.B hereof, such Partner has an Adjusted Capital Account Deficit, items of Partnership income and gain (consisting of a pro rata portion of each item of Partnership income, including gross income and gain for the Partnership taxable year) shall be specifically allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Regulations, its Adjusted Capital Account Deficit created by such adjustments, allocations or distributions as quickly as possible. This Section 1.C is intended to constitute a "qualified income offset" under Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

     D. Nonrecourse Deductions. Nonrecourse Deductions for any Partnership taxable year shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in its good faith discretion that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Regulations promulgated under Section 704(b) of the Code, the General Partner is authorized, upon notice to the Limited Partners, to revise the prescribed ratio to the numerically closest ratio for such Partnership taxable year which would satisfy such requirements.

     E. Partner Nonrecourse Deductions. Any Partner Nonrecourse Deductions for any Partnership taxable year shall be specially allocated to the Partner who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i).

     F. Code Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Partnership asset pursuant to Section 734(b) or 743(b) of the Code is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such item of gain or loss shall be specially allocated to the Partners in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Section of the Regulations.

     G. Curative Allocations. The allocations set forth in Section 1.A through F of this Exhibit C (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations under Section 704(b) of the Code. The Regulatory Allocations may not be consistent with the manner in which the Partners intend to divide Partnership distributions. Accordingly, the General Partner is hereby authorized to divide other allocations of income, gain, deduction and loss among the Partners so as to prevent the Regulatory Allocations from distorting the manner in which Partnership distributions will be divided among the Partners. In general, the Partners anticipate that this will be accomplished by specially allocating other items of income, gain, loss and deduction among the Partners so that the net amount of the Regulatory Allocations and such special allocations to each person is zero. However, the General Partner will have discretion to accomplish this result in any reasonable manner; provided, however, that no allocation pursuant to this Section 1.G shall cause the Partnership to fail to comply with the requirements of Regulations Sections 1.704-1(b)(2)(ii)(d), -2(e) or -2(i).

2.   Allocations for Tax Purposes

     A. Except as otherwise provided in this Section 2, for federal income tax purposes, each item of income, gain, loss and deduction shall be allocated among the Partners in the same manner as its correlative item of "book" income, gain, loss or deduction is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

     B. In an attempt to eliminate Book-Tax Disparities attributable to a Contributed Property or Adjusted Property, items of income, gain, loss, and deduction shall be allocated for federal income tax purposes among the Partners as follows:

          (1) (a) In the case of a Contributed Property, such items attributable thereto shall be allocated among the Partners consistent with the principles of Section 704(c) of the Code and the Regulations thereunder to take into account the variation between the 704(c) Value of such property and its adjusted basis at the time of contribution; and

               (b) any item of Residual Gain or Residual Loss attributable to a Contributed Property shall be allocated among the Partners in the same manner as its correlative item of "book" gain or loss is allocated pursuant to Section
                    6.1 of the Agreement and Section 1 of this Exhibit C.

          (2)  (a)  In the case of an Adjusted Property, such items shall

                    (1) first, be allocated among the Partners in a manner consistent with the principles of Section 704(c) of the Code and the Regulations thereunder to take into account the Unrealized Gain or Unrealized Loss attributable to such property and the allocations thereof pursuant to Exhibit B, and

                    (2) second, in the event such property was originally a Contributed Property, be allocated among the Partners in a manner consistent with Section 2.B(1) of this Exhibit C; and

               (b) any item of Residual Gain or Residual Loss attributable to an Adjusted Property shall be allocated among the Partners in the same manner its correlative item of "book" gain or loss is allocated pursuant to Section
                    6.1 of the Agreement and Section 1 of this Exhibit C.

          (3) all other items of income, gain, loss and deduction shall be allocated among the Partners the same manner as their correlative item of "book" gain or loss is allocated pursuant to Section 6.1 of the Agreement and Section 1 of this Exhibit C.

     C. To the extent that the Treasury Regulations promulgated pursuant to Section 704(c) of the Code permit the Partnership to utilize alternative methods to eliminate the disparities between the Carrying Value of property and its adjusted basis, the General Partner shall have the authority to elect the method to be used by the Partnership and such election shall be binding on all Partners. It is anticipated that the General Partner will elect the "traditional method" under Section 704(c) of the Code with respect to property contributed as of the date hereof.

3.   No Withdrawal

     No Partner shall be entitled to withdraw any part of his Capital Contribution or his Capital Account or to receive any distribution from the Partnership, except as provided in Articles 4, 5, 8 and 13 of the Agreement.

                                 EXHIBIT D

                       VALUE OF CONTRIBUTED PROPERTY


Underlying Property      704(c) Value             Agreed Value



                        [Intentionally Left Blank]

                                 EXHIBIT E

                           NOTICE OF REDEMPTION


     The undersigned Limited Partner hereby irrevocably (i) redeems __________ Limited Partnership Units in Sovran Acquisition Limited Partnership in accordance with the terms of the Agreement of Limited Partnership of Sovran Acquisition Limited Partnership and the Redemption Right referred to therein, (ii) surrenders such Limited Partnership Units and all right, title and interest therein, and (iii) directs that the Cash Amount or REIT Shares Amount (as determined by the General Partner) deliverable upon exercise of the Redemption Right be delivered to the address specified below, and if REIT Shares are to be delivered, such REIT Shares be registered or placed in the name(s) and at the address(es) specified below. The undersigned hereby, represents, warrants, and certifies that the undersigned (a) has marketable and unencumbered title to such Limited Partnership Units, free and clear of the rights or interests of any other person or entity, (b) has the full right, power, and authority to redeem and surrender such Limited Partnership Units as provided herein, and (c) has obtained the consent or approval of all person or entities, if any, having the right to consent or approve such redemption and surrender.


Dated:_________________________


Name of Limited Partner:____________________________________
                         Please Print


                                   ____________________________________
                                   (Signature of Limited Partner)


                                   ____________________________________
                                   (Street Address)


                                   ____________________________________
                                   (City)             (State)
(Zip Code)


                                   Signature Guaranteed by:


                                   ____________________________________


If REIT Shares are to be issued, issue to:


Name:_________________________________


Please insert social security or identifying number:__________________

                          Amendment to

                AGREEMENT OF LIMITED PARTNERSHIP
                               OF
            SOVRAN ACQUISITION OF LIMITED PARTNERSHIP


          THIS AMENDMENT OF THE LIMITED PARTNERSHIP AGREEMENT OF SOVRAN ACQUISITION LIMITED PARTNERSHIP ("Amendment"), dated as of June 1, 1995, is entered into by and among SOVRAN HOLDINGS, INC. (the "General Partner"), a Delaware corporation, as the General Partner and SOVRAN SELF STORAGE, INC., a Maryland corporation, as limited partner ("Limited Partner").

          WHEREAS, the General Partner and the Limited Partner desire to amend the Agreement of Limited Partnership of Sovran
Acquisition Limited Partnership to provide for the admission of Additional Limited Partners;

          NOW THEREFORE, in consideration of the mutual covenants herein contained, and other valuable consideration, the receipt of which is hereby acknowledged, the parties hereto do hereby agree as follows:

          Exhibit A of the Partnership Agreement is amended to read as set forth on the attachment hereto, effective February 4, 1998.

          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 6th day of April, 1998.

General Partner:

SOVRAN HOLDINGS, INC.


By /S/ David L. Rogers
       David L. Rogers, Chief Financial Officer

Limited Partner:

SOVRAN SELF STORAGE, INC.


By /S/ David L. Rogers
  David L. Rogers, Chief Financial Officer

                               EXHIBIT A

                                   Number of
                                   Partnership    Percentage Interest
Partners' Names and Addresses         Units       in the Partnership

1.   General Partner:

     Sovran Holdings, Inc.          219,566.71         1.7188%

     5166 Main Street
     Williamsville, NY  14221

2.   Limited Partner(s):

     Sovran Self Storage, Inc.   12,111,395.25        94.8086
     5166 Main Street
     Williamsville, NY  14221

3.   Thomas S. Hinkel                  6327.8          0.0495
     942 Creek Drive
     Annapolis, MD  21403

4.   Hinkel Investment Limited
       Partnership                   12,459.37         0.0975
     942 Creek Drive
     Annapolis, MD  21403

5.   Harold Samloff                  60,571.425        0.4742
     400 University Avenue
     Rochester, NY 14607

6.   Laurence C. Glazer              60,571.425        0.4742
     400 University Avenue
     Rochester, NY 14607

7.   Montague-Betts Company         214,974.5          1.6828
     P.O. Box 11929
     Lynchburg, VA 24506

8.   D,W.B. Associates               28,953.02         0.2266
     P.O. Box 11929
     Lynchburg, VA 24506

9.   D. Joseph Snyder & Beverly      19,917.01         0.1559
     B. Snyder
     as tenants in common
     5700 Sloop Court
     New Bern, NC 28560

10.  Frank M. Bingman                19,917.01         0.1559
     565 Brentwater Road
     Camp Hill, PA 17011

11.  Morgan S. Whiteley               9,958.50         0.0780
     11714 Amkin Drive
     Clifton, VA 22024

12.  Marlene Whiteley                 9,958.50         0.0780
     11714 Amkin Drive
     Clifton, VA 22024

                          Exhibit 10.1








                   REVOLVING CREDIT AGREEMENT

                              among

                  SOVRAN SELF STORAGE, INC. AND
             SOVRAN ACQUISITION LIMITED PARTNERSHIP

                               and

                       FLEET NATIONAL BANK


                               and

                 OTHER LENDERS WHICH MAY BECOME
                    PARTIES TO THIS AGREEMENT

                               and

                      FLEET NATIONAL BANK,
                     AS ADMINISTRATIVE AGENT

                              with

                      FLEET NATIONAL BANK,
                        AS LOAN ARRANGER

                   FIRST UNION NATIONAL BANK,
                      AS SYNDICATION AGENT

             CREDITANSTALT CORPORATE FINANCE, INC.,
                     AS DOCUMENTATION AGENT


                  Dated as of February 20, 1998

                        TABLE OF CONTENTS


Section                                                   Page

1.   DEFINITIONS AND RULES OF INTERPRETATION

     1.1. Definitions
     1.2. Rules of Interpretation

2.   THE REVOLVING CREDIT FACILITY

     2.1. Commitment to Lend
     2.2. [Intentionally Omitted]
     2.3. The Revolving Credit Notes
     2.4. Interest on Revolving Credit Loans; Fees
     2.5. Requests for Revolving Credit Loans
     2.6. Conversion Options
     2.7. Funds for Revolving Credit Loans
     2.8. Repayment of the Revolving Credit Loans at
           Maturity
     2.9. Optional Repayments of Revolving Credit
           Loans
    2.10. Mandatory Repayments of Revolving
           Credit Loans

3.   INTENTIONALLY OMITTED

4.   CERTAIN GENERAL PROVISIONS

     4.1. Funds for Payments
     4.2. Computations
     4.3. Inability to Determine LIBOR Rate
     4.4. Illegality
     4.5. Additional Costs, Etc.
     4.6. Capital Adequacy
     4.7. Certificate
     4.8. Indemnity
     4.9. Interest on Overdue Amounts
    4.10. Concerning Joint and Several Liability of the
           Borrowers
    4.11. Interest Limitation
    4.12. Reasonable Efforts to Mitigate
    4.13. Replacement of Lenders

5.   GUARANTIES

6.   REPRESENTATIONS AND WARRANTIES

     6.1. Authority; Etc
     6.2. Governmental Approvals
     6.3. Title to Properties; Leases
     6.4. Financial Statements
     6.5. Fiscal Year
     6.6. Franchises, Patents, Copyrights, Etc.
     6.7. Litigation
     6.8. No Materially Adverse Contracts, Etc.

     6.9. Compliance With Other Instruments, Laws, Etc.
    6.10. Tax Status
    6.11. No Event of Default
    6.12. Investment Company Acts
    6.13. Absence of UCC Financing Statements, Etc.
    6.14. Absence of Liens
    6.15. Certain Transactions
    6.16. Employee Benefit Plans
    6.17. Regulations U and X
    6.18. Environmental Compliance
    6.19. Subsidiaries
    6.20. Loan Documents
    6.21. REIT Status
    6.22. Subsequent Guarantors
    6.23. Trading Status
    6.24. Title Policies

7.   AFFIRMATIVE COVENANTS OF THE BORROWERS AND THE
     GUARANTORS

     7.1. Punctual Payment
     7.2. Maintenance of Office
     7.3. Records and Accounts
     7.4. Financial Statements, Certificates and
           Information
     7.5. Notices
     7.6. Existence of SALP, Holdings and Subsidiary
           Guarantors; Maintenance of Properties
     7.7. Existence of Sovran; Maintenance of REIT Status of Sovran; Maintenance of Properties
     7.8. Insurance
     7.9. Taxes
    7.10. Inspection of Properties and Book
    7.11. Compliance with Laws, Contracts, Licenses, and Permit
    7.12. Use of Proceeds
    7.13. Acquisition of Unencumbered Properties
    7.14. Additional Guarantors; Solvency of Guarantors
    7.15. Further Assurances
    7.16. Form of Lease
    7.17. Environmental Indemnification
    7.18. Response Actions
    7.19. Environmental Assessments
    7.20. Employee Benefit Plans
    7.21. No Amendments to Certain Documents
    7.22. Exclusive Credit Facility
    7.23. Management

8.   CERTAIN NEGATIVE COVENANTS OF THE BORROWERS
      AND THE GUARANTORS

     8.1. Restrictions on Indebtedness
     8.2. Restrictions on Liens, Etc
     8.3. Restrictions on Investments
     8.4. Merger, Consolidation and Disposition of Assets
     8.5. Sale and Leaseback
     8.6. Compliance with Environmental Laws

     8.7. Distributions
     8.8. Employee Benefit Plans
     8.9. Fiscal Year
    8.10. Amsdell Litigation
    8.11. Negative Pledge

9.   FINANCIAL COVENANTS OF THE BORROWERS

     9.1. Leverage Ratio
     9.2. Secured Indebtedness
     9.3. Tangible Net Worth
     9.4. Debt Service Coverage
     9.5. Unimproved Land
     9.6. Construction-in-Process
     9.7. Mortgage Notes
     9.8. Unimproved Land, Construction-in-Process and Notes
     9.9. Joint Venture Ownership Interest
    9.10. Unhedged Variable Rate Debt
    9.11. Unsecured Indebtedness
    9.12. Unencumbered Property Debt Service Coverage
    9.13. Covenant Calculations

10.  CONDITIONS TO THE CLOSING DATE
    10.1. Loan Documents
    10.2. Certified Copies of Organization Documents
    10.3. By-laws; Resolutions
    10.4. Incumbency Certificate; Authorized Signers
    10.5. Title Policies
    10.6. Certificates of Insurance
    10.7. Environmental Site Assessments
    10.8. Opinion of Counsel Concerning Organization and Loan Documents
    10.9. Tax and Securities Law Compliance
   10.10. Guaranties
   10.11. Certifications from Government Officials;
           UCC-11 Reports
   10.12. Proceedings and Documents
   10.13. Fees
   10.14. Closing Certificate; Compliance Certificate
   10.15. Existing Indebtedness
   10.16. Subsequent Guarantors

11.  CONDITIONS TO ALL BORROWINGS

   11.1   Representations True; No Event of Default;
           Compliance Certificate
   11.2   No Legal Impediment
   11.3   Governmental Regulation

12.  EVENTS OF DEFAULT; ACCELERATION; ETC.

   12.1.  Events of Default and Acceleration
   12.2.  Termination of Commitments
   12.3.  Remedies

13.  SETOFF

14.  THE AGENT
   14.1.  Authorization
   14.2.  Employees and Agents
   14.3.  No Liability
   14.4.  No Representations
   14.5.  Payments
   14.6.  Holders of Revolving Credit Notes
   14.7.  Indemnity
   14.8.  Agent as Lender
   14.9.  Notification of Defaults and Events of Default
  14.10.  Duties in the Case of Enforcement
  14.11.  Successor Agent
  14.12.  Notices

15.  EXPENSES

16.  INDEMNIFICATION

17.  SURVIVAL OF COVENANTS, ETC.

18.  ASSIGNMENT; PARTICIPATIONS; ETC.

   18.1.  Conditions to Assignments by Lenders
   18.2.  Certain Representations and Warranties;
           Limitations; Covenants
   18.3.  Register
   18.4.  New Revolving Credit Notes
   18.5.  Participations
   18.6.  Pledge by Lender
   18.7.  No Assignment by Borrowers
   18.8   Disclosure
   18.9.  Syndication

19.  NOTICES, ETC.

20.  GOVERNING LAW; CONSENT TO JURISDICTION
      AND SERVICE

21.  HEADINGS

22.  COUNTERPARTS

23.  ENTIRE AGREEMENT, ETC.

24.  WAIVER OF JURY TRIAL AND CERTAIN DAMAGE CLAIMS

25.  CONSENTS, AMENDMENTS, WAIVERS, ETC.

26.  SEVERABILITY

                            EXHIBITS


               A    Form of Revolving Credit Note
               B    Form of Subsidiary Guaranty
               C    Form of Revolving Credit Loan Request
               D    Form of Compliance Certificate
               E    [Intentionally Omitted]
               F    Form of Assignment and Assumption Agreement
               G    Form of Conversion Notice

             Schedules to Revolving Credit Agreement


SCHEDULE 1.2        Lenders' Commitments
SCHEDULE 6.1(b)     Capitalization; Outstanding Securities, Etc.
SCHEDULE 6.3        Partially Owned Real Estate Holding Entities
SCHEDULE 6.7        Litigation
SCHEDULE 6.15       Certain Transactions
SCHEDULE 6.18       Environmental Matters
SCHEDULE 6.19       Subsidiaries
SCHEDULE 6.24       Changes to Title Policies
SCHEDULE 7.16       Form of Lease
SCHEDULE 8.3(d)     Existing Investments

                   REVOLVING CREDIT AGREEMENT


     This REVOLVING CREDIT AGREEMENT is made as of the 20th day of February, 1998, by and among SOVRAN SELF STORAGE, INC., a Maryland corporation ("Sovran") and SOVRAN ACQUISITION LIMITED PARTNERSHIP, a Delaware limited partnership ("SALP", and together with Sovran, collectively referred to herein as the "Borrowers" and individually as a "Borrower"), each with a principal place of business at 5166 Main Street, Williamsville, New York 14221, FLEET NATIONAL BANK ("Fleet"), a national banking association having its principal place of business at 111 Westminster Street, Providence, Rhode Island 02903, and the other lending institutions listed on Schedule 1.2 hereto or which may become parties hereto pursuant to Section 18 (individually, a "Lender" and collectively, the "Lenders") and FLEET NATIONAL BANK, as agent for itself and each other Lender.

                            RECITALS

     A. The Borrowers are primarily engaged in the business of owning, purchasing, developing, constructing, renovating and operating self storage facilities in the United States primarily known as "Uncle BoB's Self Storage".

     B. Sovran is a limited partner of SALP, holds in excess of 96% of the partnership interests in SALP, conducts all or substantially all of its business through SALP, and is qualified to elect REIT status for income tax purposes. Sovran Holdings Inc., a Delaware corporation ("Holdings"), is a wholly-owned Subsidiary of Sovran and the sole general partner of SALP and has agreed to guaranty the obligations of the Borrowers hereunder.

     NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto agree as follows:

     Section 1.     DEFINITIONS AND RULES OF INTERPRETATION.

     Section 1.1. Definitions. The following terms shall have the meanings set forth in this Section 1 or elsewhere in the provisions of this Agreement referred to below:

     Accountants. In each case, nationally-recognized, independent certified public accountants reasonably acceptable to the Agent. The Agent hereby acknowledges that the Accountants may include Ernst & Young, LLP.

     Adjusted Unencumbered Property NOI. With respect to any fiscal period for any Unencumbered Property, the net income of such Unencumbered Property during such period, as determined in accordance with GAAP, before deduction of (a) gains (or losses) from debt restructurings or other extraordinary items relating to such Unencumbered Property, and (b) income taxes; plus (x) interest expense relating to such Unencumbered Property and (y) depreciation and amortization relating to such Unencumbered Property; minus a recurring capital expense reserve equal to ten cents ($0.10) per net rentable square foot multiplied by the total net rentable square feet of such Unencumbered Property.

     Administration Fee.  See Section 2.4(f).

     Affiliate. With reference to any Person, (i) any director or executive officer of that Person, (ii) any other Person controlling, controlled by or under direct or indirect common control of that Person, (iii) any other Person directly or indirectly holding 10% or more of any class of the capital stock or other equity interests (including options, warrants, convertible securities and similar rights) of that Person and
(iv) any other Person 10% or more of any class of whose capital stock or other equity interests (including options, warrants, convertible securities and similar rights) is held directly or indirectly by that Person.

     Agent. Fleet National Bank acting as agent for the Lenders, or any successor agent, as permitted by Section 14.

     Agent's Head Office. The Agent's head office located at 111 Westminster Street, Providence, Rhode Island 02903, or at such other location as the Agent may designate from time to time pursuant to Section 19 hereof, or the office of any successor Agent permitted under Section 14 hereof.

     Agreement.  This Revolving Credit Agreement, including the
Schedules and Exhibits hereto, as the same may be from time to time amended and in effect.

     Applicable Margin. The applicable margin (if any) over the then Prime Rate or LIBOR Rate, as applicable to the Revolving Credit Loan(s) in question, as set forth below, which is used in calculating the interest rate applicable to Revolving Credit Loans and which shall vary from time to time in accordance with SALP's long-term unsecured, non-credit enhanced debt ratings, if any. The Applicable Margin to be used in calculating the interest rate applicable to Prime Rate Loans or LIBOR Rate Loans shall vary from time to time in accordance with SALP's then applicable (if any) (x) Moody's debt rating, (y) S&P's debt rating and (z) any Third Debt Rating, as set forth below in this definition, and the Applicable Margin shall be adjusted effective on the next Business Day following any change in SALP's Moody's debt rating or S&P's debt rating or Third Debt Rating, as the case may be. SALP shall notify the Agent in writing promptly after becoming aware of any change in any of its debt ratings.
In order to qualify for an Applicable Margin based upon a debt rating, SALP shall obtain and maintain debt ratings from at least two (2) nationally recognized rating agencies reasonably acceptable to the Agent, one of which must be Moody's or S&P so long as such Persons are in the business of providing debt ratings for the REIT industry; provided that until such time as SALP obtains two debt ratings or if SALP fails to maintain at least two debt ratings, the Applicable Margin shall be based upon an S&P rating of less than BBB- in the table below. In addition, SALP may, at its option, obtain and maintain three debt ratings (of which one must be from Moody's or S&P except as set forth in the previous sentence). If at any time of determination of the Applicable Margin, (a) SALP has then current debt ratings from two (2) rating agencies, then the Applicable Margin shall be based on the lower of such ratings, or (b) SALP has then current debt ratings from three (3) rating agencies, then the Applicable Margin shall be based on the lower of the two highest ratings (of which one must be from Moody's or S&P so long as such Persons are in the business of providing debt ratings for the REIT industry). The applicable debt ratings and the Applicable Margins are set forth in the following table:

                                              Applicable       Applicable
                                                Margin           Margin
                                            for LIBOR Rate   for Prime Rate
S&P Rating   Moody's Rating   Third Rating      Loans            Loans
___________________________________________________________________________

No rating     No rating or    No rating or
or less than  less than       less than BBB-/
BBB-          Baa3            Baa3 equivalent   1.375%             0%

BBB-             Baa3         BBB-/Baa3
                              equivalent        1.25 %             0%

BBB              Baa2         BBB/Baa2
                              equivalent        1.125%             0%

BBB+             Baa1         BBB+/Baa1
                              equivalent        1.00%              0%

A- or higher   A3 or higher   A-/A3 equiva-
                              lent or higher    0.90%              0%


     Assignment and Assumption.  See Section 18.1.

     Borrower Representative. Sovran, acting on behalf of all of the Borrowers. The Agent and the Lenders shall be entitled to rely, and all of the Borrowers hereby agree that the Agent and the Lenders may so rely, on any notice given or received or action taken or not taken by Sovran as being authorized by each of the Borrowers.

     Borrowers.  As defined in the preamble hereto.

     Budgeted Project Costs. With respect to Construction-In-Process, the total budgeted project cost of such Construction-In-Process shown on schedules submitted to the Agent from time to time; provided that for Construction-In-Process owned by any Partially-Owned Entity, the Budgeted Project Cost of such Construction-In-Process shall be the applicable Borrower's pro-rata share of the total budgeted project cost of such Construction-In-Process (based on the greater of (x) such Borrower's percentage equity interest in such Partially-Owned Entity or (y) the Borrower's obligation to provide or liability for providing funds to such Partially-Owned Entity).

     Building. Individually and collectively, the buildings, structures and improvements now or hereafter located on the Real
Estate and intended for income production.

     Business Day. Any day on which banking institutions in Boston, Massachusetts are open for the transaction of banking business and, in the case of LIBOR Rate Loans, also a day which is a LIBOR Business Day.

     Capitalized Leases. Leases under which any Borrower or any of its Subsidiaries or any Partially-Owned Entity is the lessee or obligor, the discounted future rental payment obligations under which are required to be capitalized on the balance sheet of the lessee or obligor in accordance with GAAP.

     Capitalized Unencumbered Property Value. As of any date of determination with respect to an Unencumbered Property, an amount equal to Adjusted Unencumbered Property NOI for such Unencumbered Property for the most recent two (2) complete fiscal quarters multiplied by two (2), with the product being divided by ten and one-half percent (10.5%). The calculation of Capitalized Unencumbered Property Value shall be adjusted as set forth in
Section 9.13 hereof.

     CERCLA.  See Section 6.18.

     Closing Date. February 20, 1998, which is the date on which all of the conditions set forth in Section 10 have been satisfied.

     Closing Fee.  See Section 2.4(d).

     Code. The Internal Revenue Code of 1986, as amended and in effect from time to time.

     Completed Revolving Credit Loan Request. A loan request accompanied by all information required to be supplied under the applicable provisions of Section 2.5.

     Commitment. With respect to each Lender, the amount set forth from time to time on Schedule 1.2 hereto as the amount of such Lender's Commitment to make Revolving Credit Loans to the Borrowers.

     Commitment Fee.  See Section 2.4(e).

     Commitment Percentage. With respect to each Lender, the percentage set forth on Schedule 1.2 hereto as such Lender's percentage of the Total Commitment and any changes thereto from time to time.

     Consolidated or consolidated. With reference to any term defined herein, shall mean that term as applied to the accounts of Sovran and its subsidiaries (including the Guarantors) or SALP and its subsidiaries, as the case may be, consolidated in accordance with GAAP.

     Consolidated Adjusted EBITDA. For any period, an amount equal to the consolidated net income of the Borrowers and their respective Subsidiaries for such period, as determined in accordance with GAAP, before deduction of (a) gains (or losses) from the sale of real property or interests therein, debt restructurings and other extraordinary items, (b) minority interest attributable to a Borrower or a Guarantor and (c) income taxes; plus (x) interest expense and (y) depreciation and amortization, minus a recurring capital expense reserve in an amount equal to ten cents ($0.10) per net rentable square foot multiplied by the total net rentable square feet of all Real Estate; all after adjustments for unconsolidated partnerships, joint ventures and other entities. The calculation of Consolidated Adjusted EBITDA shall be adjusted as set forth in
Section 9.13 hereof.

     Consolidated Assumed Amortizing Debt Service Charges. As of any date of determination, an amount equal to the assumed interest and principal payments for an imputed six month period on all Indebtedness of the Borrowers and their respective Subsidiaries for borrowed money or in respect of reimbursement obligations for letters of credit, guaranty obligations or Capitalized Leases, whether direct or contingent, which is outstanding on such date based upon a two hundred and forty (240) month mortgage style amortization schedule and an annual interest rate equal to the sum of two percent (2%) plus the imputed ten
(10) year United States Treasury bill yield as of such date based upon published quotes for Treasury bills having ten (10) years to maturity. For example, if the imputed ten (10) year United States Treasury bill yield as of such date were 6% and the total amount of Indebtedness of the Borrowers and their respective Subsidiaries on such date were $100,000, Consolidated Assumed Amortizing Debt Service Charges would be equal to $5,019.

     Consolidated Assumed Amortizing Unsecured Debt Service Charges. As of any date of determination, an amount equal to the assumed interest and principal payments for an imputed six month period on all Unsecured Indebtedness of the Borrowers and their respective Subsidiaries for borrowed money or in respect of reimbursement obligations for letters of credit, guaranty obligations or Capitalized Leases, whether direct or contingent, which is outstanding on such date based upon a two hundred and forty (240) month mortgage style amortization schedule and an annual interest rate equal to the sum of two percent (2%) plus the imputed ten (10) year United States Treasury bill yield as of such date based upon published quotes for Treasury bills having ten (10) years to maturity. For example, if the imputed ten (10) year United States Treasury bill yield as of such date were 6% and the total amount of Unsecured Indebtedness of the Borrowers and their respective Subsidiaries on such date were $100,000, Consolidated Assumed Amortizing Unsecured Debt Service Charges would be equal to $5,019.

     Consolidated Capitalized Value. As of any date of determination, an amount equal to Consolidated Adjusted EBITDA for the most recent two (2) completed fiscal quarters multiplied by two (2), with the product being divided by ten and one-half percent (10.5%). The calculation of Consolidated Capitalized Value shall be adjusted as set forth in Section 9.13 hereof.

     Consolidated Secured Indebtedness. As of any date of determination, the aggregate principal amount of all Indebtedness of the Borrowers and their respective Subsidiaries for borrowed money or in respect of reimbursement obligations for letters of credit, guaranty obligations or Capitalized Leases, whether direct or contingent, which is outstanding at such date and which is secured by a Lien on properties or other assets of such Persons, without regard to Recourse.

     Consolidated Tangible Net Worth. As of any date of determination, the Consolidated Capitalized Value minus
Consolidated Total Liabilities.

     Consolidated Total Liabilities. As of any date of determination, all liabilities of the Borrowers and their respective Subsidiaries determined on a consolidated basis in accordance with GAAP and classified as such on the consolidated balance sheet of the Borrowers and their respective Subsidiaries, and all Indebtedness of the Borrowers and their respective Subsidiaries, whether or not so classified. The calculation of Consolidated Total Liabilities shall be adjusted as set forth in
Section 9.13 hereof.

     Consolidated Unsecured Indebtedness. As of any date of determination, the aggregate principal amount of all Unsecured Indebtedness of the Borrowers and their respective Subsidiaries for borrowed money or in respect of reimbursement obligations for letters of credit, guaranty obligations or Capitalized Leases, whether direct or contingent, which is outstanding at such date, including without limitation the aggregate principal amount of all the Obligations under this Agreement as of such date, determined on a consolidated basis in accordance with GAAP, without regard to Recourse.

     Construction-In-Process. Any Real Estate for which any Borrower, any Guarantor, any of the Borrowers' Subsidiaries or any Partially-Owned Entity is actively pursuing construction, renovation, or expansion of Buildings, all pursuant to such Person's ordinary course of business.

     Conversion Request.  A notice given by the Borrower
Representative to the Agent of its election to convert or continue a Revolving Credit Loan in accordance with Section 2.6.

     Daily Unused Commitment.  The daily difference between (a)
$150,000,000 and (b) the principal amount of Revolving Credit
Loans outstanding for each such day hereunder.

     default. When used with reference to this Agreement or any other Loan Document, any of the events or conditions specified in
Section 12.1, whether or not any requirement for the giving of notice, the lapse of time or both, has been satisfied.

     Default. As of the relevant time of determination, an event or occurrence which:

     (i) requires notice and time to cure to become an Event of Default and as to which notice has been given to the Borrowers by the Agent; or

     (ii) has occurred and will become an Event of Default (without notice) if such event remains uncured after any grace period specified in Section 12.1 or, in the case of matters referred to in Section 12.1(k), in the other applicable Loan Document(s).

     Disqualifying Building Event. Any structural or repair and maintenance matter (other than a Release) as to any Building or any Real Estate that in the Agent's reasonable opinion will require the expenditure of $250,000 or more to remedy or complete such matter and the remediation or completion of which is required by prudent real estate ownership or operation.

     Disqualifying Environmental Event. Any Release or threatened Release of Hazardous Substances, any violation of Environmental Laws or any other similar environmental event with respect to a Real Estate that causes (y) the occupancy or rent of such Real Estate to be adversely affected, as compared to what otherwise would have been the occupancy or rent of such Real Estate in the absence of such environmental event or (z) such Real Estate to no longer be financeable on a secured, long-term debt basis under the then generally accepted underwriting standards of national institutional lenders.

     Disqualifying Legal Event. Any violation or non-compliance with any applicable law, statute, rule or regulation (other than an Environmental Law) with respect to any Real Estate, which requires cure or compliance for prudent real estate ownership or operation.

     Distribution.  With respect to:

     (i) SALP, any distribution of cash or other cash equivalent, directly or indirectly, to the partners or other equity interest holders of SALP; or any other distribution on or in respect of any partnership interests of SALP; and

     (ii) Sovran, the declaration or payment of any dividend on or in respect of any shares of any class of capital stock of Sovran, other than dividends payable solely in shares of common stock by Sovran; the purchase, redemption, or other retirement of any shares of any class of capital stock of Sovran, directly or indirectly through a Subsidiary of Sovran or otherwise; the return of capital by Sovran to its shareholders as such; or any other distribution on or in respect of any shares of any class of capital stock of Sovran.

     Dollars or $.  Dollars in lawful currency of the United
States of America.

     Drawdown Date. The date on which any Revolving Credit Loan is made or is to be made, and the date on which any Revolving
Credit Loan is converted or continued in accordance with
Section 2.6.

     Duff & Phelps.  Duff & Phelps, and its successors.

     Eligible Assignee. Any of (a) a commercial bank organized under the laws of the United States, or any State thereof or the District of Columbia, and having total assets in excess of $1,000,000,000; (b) a commercial bank organized under the laws of any other country (including the central bank of such country) which is a member of the Organization for Economic Cooperation and Development (the "OECD"), or a political subdivision of any such country, and having total assets in excess of $1,000,000,000, provided that such bank is acting with respect to this Agreement through a branch or agency located in the United States of America and complies with the requirements set forth in
Section 4.1(c) hereof, and (c) a financial institution acceptable to the Agent which is regularly engaged in making, purchasing or investing in loans and having total assets in excess of $1,000,000,000 and complies with the requirements set forth in
Section 4.1(c) hereof, to the extent applicable.

     Employee Benefit Plan. Any employee benefit plan within the meaning of Section 3(3) of ERISA maintained or contributed to by any Borrower or any ERISA Affiliate, other than a Multiemployer
Plan.

     Environmental Laws.  See Section 6.18(a).

     ERISA. The Employee Retirement Income Security Act of 1974, as amended and in effect from time to time.

     ERISA Affiliate. Any Person which is treated as a single employer with any Borrower under Section 414 of the Code.

     ERISA Reportable Event. A reportable event with respect to a Guaranteed Pension Plan within the meaning of Section 4043 of ERISA and the regulations promulgated thereunder as to which the requirement of notice has not been waived.

     Eurocurrency Reserve Rate. For any day with respect to a LIBOR Rate Loan, the weighted average of the rates (expressed as a decimal) at which all of the Lenders subject thereto would be required to maintain reserves under Regulation D of the Board of Governors of the Federal Reserve System (or any successor or similar regulations relating to such reserve requirements) against "Eurocurrency Liabilities" (as that term is used in Regulation D), if such liabilities were outstanding. The Eurocurrency Reserve Rate shall be adjusted automatically on and as of the effective date of any change in the Eurocurrency Reserve Rate.

     Event of Default.  See Section 12.1.

     Fitch.  Fitch IBCA Inc., and its successors.

     Fleet.  As defined in the preamble hereto.

     Funds from Operations. With respect to any fiscal period of the Borrowers, an amount, without double-counting, equal to the consolidated net income of the Borrowers and their respective Subsidiaries, as determined in accordance with GAAP, before deduction of real estate related depreciation and amortization, and excluding gains (or losses) from the sale of real property or interests therein, debt restructurings or other extraordinary items, and after adjustments for unconsolidated partnerships, joint ventures or other entities (such adjustments to be calculated to reflect Funds from Operations on the same basis, to the extent that such Funds from Operations attributable to unconsolidated partnerships, joint ventures and other entities are not subject to the claims of any other Person).

     GAAP. Generally accepted accounting principles, consistently applied.

     Guaranteed Pension Plan. Any employee pension benefit plan within the meaning of Section 3(2) of ERISA maintained or contributed to by any Borrower or any Guarantor, as the case may be, or any ERISA Affiliate of any of them the benefits of which are guaranteed on termination in full or in part by the PBGC pursuant to Title IV of ERISA, other than a Multiemployer Plan.

     Guaranties. Collectively, the Holdings Guaranty and any other guaranty of the Obligations made by an Affiliate of a Borrower in favor of the Agent and the Lenders.

     Guarantors. Collectively, Holdings and any other Affiliate of a Borrower executing a Guaranty, provided, however, when the context so requires, Guarantor shall refer to Holdings or such Affiliate, as appropriate. Any Guarantor that is the owner of an Unencumbered Property shall be a wholly-owned Subsidiary. Provided further, however, from and after the release of the Guaranty of any Subsidiary Guarantor pursuant to Section 5 below, such Subsidiary Guarantor shall no longer be considered a "Guarantor" for purposes of this Agreement.

     Hazardous Substances.  See Section 6.18(b).

     Holdings.  As defined in the preamble hereto.

     Holdings Guaranty. The Guaranty dated as of the date hereof made by Holdings in favor of the Agent and the Lenders pursuant to which Holdings guarantees to the Agent and the Lenders the unconditional payment and performance of the Obligations.

     Indebtedness. With respect to any Person, all obligations, contingent and otherwise, that in accordance with GAAP should be classified upon such Person's balance sheet as liabilities, including, without limitation, (a) all obligations for borrowed money and similar monetary obligations, whether direct or indirect; (b) all liabilities secured by any mortgage, pledge, negative pledge, security interest, lien, charge, or other encumbrance existing on property owned or acquired subject thereto, whether or not the liability secured thereby shall have been assumed; (c) all obligations (i) under any Capitalized Lease or (ii) under any lease (a "synthetic lease") which is treated as an operating lease under GAAP and as a loan or financing for U.S. income tax purposes or (iii) which are "off balance sheet" transactions having the same practical effect as to such Person's financial position as a transaction that would be a liability of such Person on the balance sheet; (d) all obligations to purchase, redeem, retire, or otherwise acquire for value any shares of capital stock of any class issued by such Person or any rights to acquire such shares; (e) all obligations under any forward contract, futures contract, swap, option or other financing arrangement, the value of which is dependent upon interest rates, currency exchange rates, commodities or other indices; and (f) all guarantees for borrowed money, endorsements and other contingent obligations, whether direct or indirect, in respect of indebtedness or obligations of others, including any obligation to supply funds (including partnership obligations and capital requirements) to or in any manner to invest in, directly or indirectly, the debtor, to purchase indebtedness, or to assure the owner of indebtedness against loss, through an agreement to purchase goods, supplies, or services for the purpose of enabling the debtor to make payment of the indebtedness held by such owner or otherwise, and the reimbursement obligations in respect of any letters of credit, bankers' acceptances or similar facilities issued for the account of such Person. The calculation of Indebtedness of any Person shall be adjusted as set forth in Section 9.13.

     Indemnified Lender's(s') Group.  See Section 16.

     Interest Payment Date. (i) As to any Prime Rate Loan, the last day of the calendar month which includes the Drawdown Date thereof; and (ii) as to any LIBOR Rate Loan in respect of which the Interest Period is (A) 3 months or less, the last day of such Interest Period and (B) more than 3 months, the date that is 3 months from the first day of such Interest Period, each date that is 3 months thereafter, and, in addition, the last day of such Interest Period.

     Interest Period. With respect to each Loan, (a) initially, the period commencing on the Drawdown Date of such Loan and ending on the last day of one of the following periods (as selected by the Borrowers in a Completed Revolving Credit Loan Request or as otherwise in accordance with the terms of this Agreement): (i) for any Prime Rate Loan, the last day of the calendar month, and (ii) for any LIBOR Rate Loan, 1, 2, 3, or 6 months (provided that (x) the Interest Period for LIBOR Rate Loans may be shorter than 1 month in order to consolidate 2 or more LIBOR Rate Loans and (y) the Interest Period for all LIBOR Rate Loans shall be 1 month until the earlier of 90 days after the Closing Date or the date on which Fleet completes the syndication of the Total Commitment); and (b) thereafter, each period commencing at the end of the last day of the immediately preceding Interest Period applicable to such Loan and ending on the last day of the applicable period set forth in (a) above as selected by the Borrowers in a Conversion Request or as otherwise in accordance with this Agreement; provided that all of the foregoing provisions relating to Interest Periods are subject to the following:

          (A)  if any Interest Period with respect to a Prime
     Rate Loan would end on a day that is not a Business Day, that Interest Period shall end on the next succeeding
     Business Day;

          (B) if any Interest Period with respect to a LIBOR Rate Loan would otherwise end on a day that is not a Business Day, that Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month, in which event such Interest Period shall end on the immediately preceding Business Day;

          (C) if the Borrowers shall fail to give notice of conversion or continuation as provided in Section 2.6, the Borrowers shall be deemed to have requested a conversion of the affected LIBOR Rate Loan into a Prime Rate Loan on the last day of the then current Interest Period with respect thereto;

          (D) any Interest Period relating to any LIBOR Rate Loan that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall, subject to subparagraph (E) below, end on the last Business Day of a calendar month; and

          (E) any Interest Period that would otherwise extend beyond the Maturity Date shall end on the Maturity Date.

     Investment Grade Credit Rating. A long-term unsecured, non-credit enhanced debt rating (a) from Moody's of Baa3 or higher, (b) from S&P of BBB- or higher, or (c) from a Third
Rating Agency of the Baa3/BBB- equivalent or higher.

     Investments. All expenditures made and all liabilities incurred (contingently or otherwise, but without double-counting): (i) for the acquisition of stock, partnership or other equity interests or Indebtedness of, or for loans, advances, capital contributions or transfers of property to, any Person; and (ii) for the acquisition of any other obligations of any Person. In determining the aggregate amount of Investments outstanding at any particular time: (a) there shall be included as an Investment all interest accrued with respect to Indebtedness constituting an Investment unless and until such interest is paid; (b) there shall be deducted in respect of each such Investment any amount received as a return of capital (but only by repurchase, redemption, retirement, repayment, liquidating dividend or liquidating distribution); (c) there shall not be deducted in respect of any Investment any amounts received as earnings on such Investment, whether as dividends, interest or otherwise, except that accrued interest included as provided in the foregoing clause (a) may be deducted when paid; and (d) there shall not be deducted from the aggregate amount of Investments any decrease in the value thereof.

     Joint Venture Ownership Interest Value. As of any date of determination, an amount equal to the pro rata share of Consolidated EBITDA attributable to the Borrowers from

Partially-Owned Entities for the most recent two (2) completed fiscal quarters multiplied by two (2), with the product being divided by ten and one-half percent (10.5%).

     Leases. Leases, licenses and agreements, whether written or oral, relating to the use or occupation of space in or on the Buildings or on the Real Estate by persons other than the Borrower, its Subsidiaries or any Partially-Owned Entity.

     Lenders. Collectively, Fleet, any other lenders which may provide additional commitments and become parties to this Agreement, and any other Person who becomes an assignee of any rights of a Lender pursuant to Section 18 or a Person who acquires all or substantially all of the stock or assets of a Lender.

     LIBOR Breakage Costs. With respect to any LIBOR Rate Loan to be prepaid or not drawn after elected, a prepayment "breakage" fee in an amount determined by the Agent in the following manner:

     (i)  First, the Agent shall determine the amount by which
          (a) the total amount of interest which would have otherwise accrued hereunder on each installment of principal prepaid or not so drawn, during the period beginning on the date of such prepayment or failure to draw and ending on the last day of the applicable LIBOR Rate Loan Interest Period (the "Reemployment Period"), exceeds (b) the total amount of interest which would accrue, during the Reemployment Period, on any readily marketable bond or other obligation of the United States of America designated by the Agent in its sole discretion at or about the time of such payment, such bond or other obligation of the United States of America to be in an amount equal (as nearly as may be) to the amount of principal so paid or not drawn after elected and to have maturity at the end of the Reemployment Period, and the interest to accrue thereon to take account of amortization of any discount from par or accretion of premium above par at which the same is selling at the time of designation. Each such amount is hereinafter referred to as an "Installment Amount".

     (ii) Second, each Installment Amount shall be treated as payable on the last day of the LIBOR Rate Loan Interest
          Period which would have been applicable had such principal installment not been prepaid or not borrowed.

    (iii) Third, the amount to be paid on each such breakage date shall be the present value of the Installment Amount determined by discounting the amount thereof from the date on which such Installment Amount is to be treated as payable, at the same yield to maturity as that payable upon the bond or other obligation of the United States of America designated as aforesaid by the Agent.

          If by reason of an Event of Default the Agent elects to declare a LIBOR Rate Loan to be immediately due and payable, then any breakage fee with respect to such LIBOR Rate Loan shall become due and payable in the same manner as though the Borrowers had exercised such right of prepayment.

     LIBOR Business Day. Any day on which commercial banks are open for international business (including dealings in Dollar deposits) in London or such other eurodollar interbank market as may be selected by the Agent in its sole discretion acting in good faith.

     LIBOR Rate. For any Interest Period with respect to a LIBOR Rate Loan, the rate of interest per annum (rounded upward, if necessary, to the nearest 1/32 of one percent) as determined on the basis of the offered rates for deposits in Dollars for a period of time comparable to such Interest Period which appears on the Telerate page 3750 (or such other page as may replace that page on the Telerate service) as of 11:00 a.m. London time on the date that is two (2) LIBOR Business Days prior to the beginning of such Interest Period; provided, however, if the rate described above does not appear on the Telerate System on any applicable interest determination date, the LIBOR Rate shall be the rate (rounded upwards as described above, if necessary) for deposits in Dollars for a period of time substantially equal to the Interest Period which appears on the Reuters Page "LIBO" (or such other page as may replace the LIBO Page on that service for the purpose of displaying such rates), as of 11:00 a.m. London time on the date that is two (2) LIBOR Business Days prior to the beginning of such Interest Period.

     If both the Telerate and Reuters systems are unavailable, then the rate for that date will be determined on the basis of the offered rates for deposits in Dollars for a period of time comparable to the Interest Period which are offered by four major banks in the London interbank market at approximately 11:00 a.m. London time on the date that is two (2) LIBOR Business Days prior to the beginning of such Interest Period as selected by the Agent. The principal London office of each of the four major London banks will be requested to provide a quotation of its Dollar deposit offered rate. If at least two such quotations are provided, the rate for that date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for that date will be determined on the basis of the rates quoted for loans in Dollars to leading European banks for a period of time comparable to the Interest Period by major banks in New York City at approximately 11:00 a.m. New York City time on the date that is two (2) LIBOR Business Days prior to the beginning of such Interest Period. In the event that the Agent is unable to obtain any quotation as provided above, it will be deemed that the LIBOR Rate cannot be determined.

     In the event that the Board of Governors of the Federal Reserve System shall impose a reserve requirement with respect to LIBOR deposits of the Lenders, then for any period during which such reserve requirement shall apply, the LIBOR Rate shall be equal to the amount determined above divided by an amount equal to one (1.00) minus the Eurocurrency Reserve Rate.

     LIBOR Rate Loan(s). Those Revolving Credit Loans bearing interest calculated by reference to the LIBOR Rate.

     Lien.  See Section 8.2.

     Loan Documents. Collectively, this Agreement, the Notes, the Guaranties, the Fee Letter of even date and any and all other agreements, instruments or documents now or hereafter evidencing or otherwise relating to the Loans and executed or delivered by or on behalf of any Borrower or its Subsidiaries or any Guarantor or its Subsidiaries in connection with the Loans, or referred to herein or therein and delivered to the Agent or the Lenders by or on behalf of any Borrower, any Guarantor or any of their respective Subsidiaries, and all schedules, exhibits and annexes hereto or thereto, as the same may from time to time be amended and in effect, and any other document identified thereon as a "Loan Document" under this Agreement.

     Loans.  The Revolving Credit Loans.

     Maturity Date. February 20, 2001, or such earlier date on which the Loans shall become due and payable pursuant to the terms thereof.

     Moody's. Moody's Investors Service, Inc., and its successors.

     Multiemployer Plan. Any multiemployer plan within the meaning of Section 3(37) of ERISA maintained or contributed to by any Borrower or any Guarantor as the case may be or any ERISA
Affiliate.

     Notes.  The Revolving Credit Notes.

     Obligations. All indebtedness, obligations and liabilities of the Borrowers and their Subsidiaries to any of the Lenders and the Agent, individually or collectively, under this Agreement or any of the other Loan Documents or in respect of any of the Loans or the Notes or other instruments at any time evidencing any thereof, whether existing on the date of this Agreement or arising or incurred hereafter, direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, arising by contract, operation of law or otherwise.

     Operating Subsidiaries. Any Subsidiaries of a Borrower that, at any time of reference, provide management, construction, design or other services (excluding any such Subsidiary which may provide any such services which are only incidental to that Subsidiary's ownership of one or more Real Estate).

     Partially-Owned Entity(ies). Any of the partnerships, joint ventures and other entities owning real estate assets in which SALP and/or Sovran collectively, directly or indirectly through its full or partial ownership of another entity, own less than 100% of the equity interests, whether or not such entity is required in accordance with GAAP to be consolidated with Sovran for financial reporting purposes.

     PBGC.  The Pension Benefit Guaranty Corporation created by
Section 4002 of ERISA and any successor entity or entities having similar responsibilities.

     Permits. All governmental permits, licenses, and approvals necessary or useful for the lawful operation and maintenance of the Real Estate.

     Permitted Liens. Liens, security interests and other encumbrances permitted by Section 8.2.

     Person. Any individual, corporation, partnership, trust, unincorporated association, business, or other legal entity, and any government (or any governmental agency or political subdivision thereof).

     Prime Rate. The higher of (a) the variable annual rate of interest designated from time to time by Fleet at its head office in Boston, Massachusetts as its "prime rate" (which is a reference rate and does not necessarily represent the lowest or best rate being charged to any customer) or (b) one half of one percent (1/2%) above the overnight federal funds effective rate as published by the Board of Governors of the Federal Reserve System, as in effect from time to time. Any change in the Prime Rate during an Interest Period shall result in a corresponding change on the same day in the rate of interest accruing from and after such day on the unpaid balance of principal of the Prime Rate Loans, if any, applicable to such Interest Period, effective on the day of such change in the Prime Rate.

     Prime Rate Loans. Those Revolving Credit Loans bearing interest calculated by reference to the Prime Rate.

     RCRA.  See Section 6.18.

     Real Estate. The fixed and tangible properties consisting of land, buildings and/or other improvements owned by any Borrower, by any Guarantor or by any other entity in which a Borrower is the holder of an equity interest at the relevant time of reference thereto, including, without limitation, (i) the Unencumbered Properties at such time of reference, and (ii) the real estate assets owned by each of the Partially-Owned Entities at such time of reference.

     Record. The grid attached to any Note, or the continuation of such grid, or any other similar record, including computer records, maintained by any Lender with respect to any Loan.

     Recourse. With reference to any obligation or liability, any liability or obligation that is not Without Recourse to the obligor thereunder, directly or indirectly. For purposes hereof, a Person shall not be deemed to be "indirectly" liable for the liabilities or obligations of an obligor solely by reason of the fact that such Person has an ownership interest in such obligor, provided that such Person is not otherwise legally liable, directly or indirectly, for such obligor's liabilities or obligations (e.g., by reason of a guaranty or contribution obligation, by operation of law or by reason of such Person's being a general partner of such obligor).

     REIT. A "real estate investment trust", as such term is defined in Section 856 of the Code.

     Release.  See Section 6.18(c)(iii).

     Required Lenders. As of any date, the Lenders whose aggregate Commitments constitute at least sixty-six and two-thirds percent (66 2/3%) of the Total Commitment.

     Revolving Credit Loan(s). Each and every revolving credit loan made or to be made by the Lenders to the Borrowers pursuant to Section 2.

     Revolving Credit Notes. Collectively, the separate promissory notes of the Borrowers in favor of each Lender in substantially the form of Exhibit A hereto, in the aggregate principal amount of $150,000,000, dated as of the date hereof or as of such later date as any Person becomes a Lender under this Agreement, and completed with appropriate insertions, as each of such notes may be amended and/or restated from time to time.

     Revolving Credit Note Record.  A Record with respect to the
Revolving Credit Notes.

     S&P.  Standard & Poor's Ratings Group, a division of
McGraw-Hill, Inc., and its successors.

     SALP.  As defined in the preamble hereto.

     SARA.  See Section 6.18.

     SEC.  The United States Security and Exchange Commission.

     SEC Filings. Collectively, (a) Sovran's Annual Report on Form 10-K for the year ended December 31, 1996, filed with the SEC pursuant to the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), (b) Sovran's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 filed with the SEC pursuant to the Exchange Act and (c) Sovran's Current Report on Form 8-K, dated November 11, 1997, filed with the SEC pursuant to the Exchange Act, including all amendments thereto.

     Sovran.  As defined in the preamble hereto.

     subsidiary. Any entity required to be consolidated with its direct or indirect parent in accordance with GAAP.

     Subsidiary. Any corporation, association, partnership, trust, or other business entity of which the designated parent shall at any time own directly or indirectly through a Subsidiary or Subsidiaries at least a majority (by number of votes or controlling interests) of the outstanding voting interests or at least a majority of the economic interests (including, in any case, the Operating Subsidiaries and any entity required to be consolidated with its designated parent in accordance with GAAP).

     Subsidiary Guarantor.  Any Guarantor other than Holdings.

     Subsidiary Guaranty. The form of Guaranty to be entered into by any Subsidiary Guarantor substantially in the form of Exhibit B hereto.

     Third Debt Rating. SALP's long term unsecured debt rating from a Third Rating Agency.

     Third Rating Agency. Duff & Phelps, Fitch or another nationally-recognized rating agency (other than S&P or Moody's) reasonably satisfactory to the Agent.

     Title Policies. For each Unencumbered Property, an ALTA standard form title policy (or, if such form is not available, an equivalent form of title insurance policy) issued by a nationally-recognized title insurance company, insuring that a Borrower or a Subsidiary Guarantor holds good and clear marketable fee simple title to such Unencumbered Property, subject only to Permitted Liens.

     Total Commitment. As of any date, the sum of the then-current Commitments of the Lenders, provided that the Total
Commitment shall not at any time exceed the lesser of:  (i)
$150,000,000 or (ii) the amount that is the maximum amount that permits compliance with the terms of Section 9.

     Type. As to any Revolving Credit Loan, its nature as a Prime Rate Loan or a LIBOR Rate Loan.

     Unanimous Lender Approval. The written consent of each Lender that is a party to this Agreement at the time of reference.

     Unencumbered Property. Any Real Estate located in the contiguous United States that on any date of determination: (a) is not subject to any Liens (including any such Lien imposed by the organizational documents of the owner of such asset, but excluding Permitted Liens), (b) is not the subject of any matter that materially adversely affects the value of such Real Estate,
(c) is not the subject of a Disqualifying Environmental Event, a Disqualifying Building Event or a Disqualifying Legal Event, (d) has been improved with a Building or Buildings which (1) have been issued a certificate of occupancy (where available) or is otherwise lawfully occupied for its intended use, (2) are fully operational and (3) have an average rent-paying occupancy rate (by net rentable square feet) of at least 75% for the two most recently ended consecutive fiscal quarters, (e) is wholly owned by a Borrower or a Guarantor that is a wholly-owned Subsidiary and (f) has not been designated by the Borrowers in writing to the Agent as Real Estate that is not an Unencumbered Property because of a Disqualifying Environmental Event, a Disqualifying Building Event or a Disqualifying Legal Event or the Borrower's intention to subject such Unencumbered Property to an Indebtedness Lien or Sell such Unencumbered Property pursuant to
Section 8.4(b) hereof, which designation shall not be permitted during the continuance of a Default (other than if such designation during a Default is made in conjunction with such Real Estate's being the subject of a Sale or Indebtedness Lien under Section 8.4(b)(ii) and in compliance therewith) or an Event of Default and shall be accompanied by a compliance certificate in the form of Exhibit D attached hereto.

     Unhedged Variable Rate Debt. All Indebtedness of the Borrowers and their respective Subsidiaries for borrowed money or in respect of reimbursement obligations for letters of credit, guaranty obligations or Capitalized Leases, whether direct or contingent, including, to the extent applicable, the Obligations, which bears interest at one or more variable rates and is not subject to an interest rate hedging arrangement having a minimum term of one (1) year and having other terms reasonably acceptable to the Agent.

     Unimproved Land. Any Real Estate consisting of raw land which is unimproved by Buildings.

     Unsecured Indebtedness. All Indebtedness of any Person that is not secured by a Lien on any asset of such Person.

     Wholly-owned Subsidiary. Any Subsidiary of which Sovran and/or SALP shall at any time own directly or indirectly through a Subsidiary or Subsidiaries at least a majority (by number of votes or controlling interests) of the outstanding voting interests and one hundred percent (100%) of the economic interests, of which at least ninety-nine percent (99%) of the economic interests shall be owned by SALP.

     "Without Recourse" or "without recourse". With reference to any obligation or liability, any obligation or liability for which the obligor thereunder is not liable or obligated other than as to its interest in a designated Real Estate or other specifically identified asset only (which asset is not interests in another Person), subject to such limited exceptions to the non-recourse nature of such obligation or liability, such as fraud, misappropriation, misapplication and environmental indemnities, as are usual and customary in like transactions involving institutional lenders at the time of the incurrence of such obligation or liability.

     Section 1.2.   Rules of Interpretation.

     (i) A reference to any document or agreement shall include such document or agreement as amended, modified or supplemented from time to time in accordance with its terms or the terms of this Agreement.

    (ii) The singular includes the plural and the plural includes the singular.

   (iii) A reference to any law includes any amendment or modification to such law.

    (iv) A reference to any Person includes its permitted successors and permitted assigns.

     (v) Accounting terms not otherwise defined herein have the meanings assigned to them by GAAP applied on a consistent basis by the accounting entity to which they refer.

    (vi) The words "include", "includes" and "including" are not limiting.

   (vii) All terms not specifically defined herein or by GAAP, which terms are defined in the Uniform Commercial Code as in effect in New York, have the meanings assigned to them therein.

  (viii) Reference to a particular "Section" refers to that section of this Agreement unless otherwise indicated.

    (ix) The words "herein", "hereof", "hereunder" and words of like import shall refer to this Agreement as a whole and not to any particular section or subdivision of this Agreement.

     (x) Any provision granting any right to any Borrower or Guarantor during the continuance of (a) an Event of Default shall not modify, limit, waive or estop the rights of the Lenders during the continuance of such Event of Default, including the rights of the Lenders to accelerate the Loans under Section 12.1 and the rights of the Lenders under Section 12.2 or 12.3, or
          (b) a Default, shall not extend the time for curing same or modify any otherwise applicable notice regarding same.

     Section 2.     THE REVOLVING CREDIT FACILITY.

     Section 2.1. Commitment to Lend. Subject to the provisions of Section 2.5 and the other terms and conditions set forth in this Agreement, each of the Lenders severally agrees to lend to the Borrowers and the Borrowers may borrow, repay, and reborrow from each Lender from time to time from the Closing Date up to but not including the Maturity Date upon notice by the Borrower Representative to the Agent given in accordance with
Section 2.5 hereof, such sums as are requested by the Borrower Representative up to a maximum aggregate principal amount outstanding (after giving effect to all amounts requested) at any one time equal to such Lender's Commitment; provided that the sum of the outstanding amount of the Revolving Credit Loans (after giving effect to all amounts requested) shall not at any time exceed the Total Commitment in effect at such time.

     The Revolving Credit Loans shall be made pro rata in accordance with each Lender's Commitment Percentage. Each request for a Revolving Credit Loan made pursuant to Section 2.5 hereof shall constitute a representation and warranty by the Borrowers that the conditions set forth in Section 10 have been satisfied as of the Closing Date and that the conditions set forth in Section 11 have been satisfied on the date of such request and will be satisfied on the proposed Drawdown Date of the requested Revolving Credit Loan, provided that the making of such representation and warranty by the Borrowers shall not limit the right of any Lender not to lend if such conditions have not been met. No Revolving Credit Loan shall be required to be made by any Lender unless all of the conditions contained in
Section 10 have been satisfied as of the Closing Date and all of the conditions set forth in Section 11 have been met at the time of any request for a Revolving Credit Loan.

     Section 2.2.   [Intentionally Omitted]

     Section 2.3. The Revolving Credit Notes. The Revolving Credit Loans shall be evidenced by the Revolving Credit Notes. A Revolving Credit Note shall be payable to the order of each Lender in an aggregate principal amount equal to such Lender's Commitment. The Borrowers irrevocably authorize each Lender to make or cause to be made, at or about the time of the Drawdown Date of any Revolving Credit Loan or at the time of receipt of any payment of principal on such Lender's Revolving Credit Notes, an appropriate notation on such Lender's Revolving Credit Note Record reflecting the making of such Revolving Credit Loan or (as the case may be) the receipt of such payment. The outstanding amount of the Revolving Credit Loans set forth on such Lender's Revolving Credit Note Record shall be prima facie evidence of the principal amount thereof owing and unpaid to such Lender, but the failure to record, or any error in so recording, any such amount on such Lender's Revolving Credit Note Record shall not limit or otherwise affect the obligations of the Borrowers hereunder or under any Revolving Credit Note to make payments of principal of or interest on any Revolving Credit Note when due. Upon receipt of an affidavit of an officer of any Lender as to the loss, theft, destruction or mutilation of any Revolving Credit Note or any other security document which is not of public record, and, in the case of any such loss, theft, destruction or mutilation, upon surrender and cancellation of such Revolving Credit Note or other security document, the Borrowers will issue, in lieu thereof, a replacement Revolving Credit Note or other security document in the same principal amount thereof and otherwise of like tenor.

     Section 2.4.   Interest on Revolving Credit Loans; Fees.

     (a) Interest on Prime Rate Loans. Each Prime Rate Loan shall bear interest for the period commencing with the Drawdown Date thereof and ending on the last day of the Interest Period with respect thereto (unless earlier paid in accordance with Section 2.9) at a rate equal to the Prime Rate plus the Applicable Margin for Prime Rate Loans.

     (b) Interest on LIBOR Rate Loans. Each LIBOR Rate Loan shall bear interest for the period commencing with the Drawdown Date thereof and ending on the last day of the Interest Period with respect thereto (unless earlier paid in accordance with Section 2.9) at a rate equal to the LIBOR Rate determined for such Interest Period plus the Applicable Margin for LIBOR Rate Loans.

     (c) Interest Payments. The Borrowers jointly and severally unconditionally promise to pay interest on each Revolving Credit
Loan in arrears on each Interest Payment Date with respect thereto.

     (d) Closing Fee. The Borrowers jointly and severally agree to pay to the Agent a closing fee (the "Closing Fee") as set forth in that certain letter agreement of even date herewith between the Borrower Representative and the Agent.

     (e) Commitment Fee. The Borrowers jointly and severally agree to pay to the Agent, for the accounts of the Lenders in accordance with their respective Commitment Percentages, a commitment fee in an amount equal to either: (i) one-fifth of one percent (0.20%) per annum on the Daily Unused Commitment, if the Daily Unused Commitment exceeds 66 2/3% of the Total Commitment (without regard to clause (ii) of the proviso in the definition thereof), (ii) fifteen hundredths of one percent (0.15%) per annum on the Daily Unused Commitment, if the Daily Unused Commitment exceeds 33 1/3% of the Total Commitment (without regard to clause (ii) of the proviso in the definition thereof) but is less than or equal to 66 2/3% of the Total Commitment (without regard to clause (ii) of the proviso in the definition thereof), or (iii) one-eighth of one percent (0.125%) per annum on the Daily Unused Commitment, if the Daily Unused Commitment is less than or equal to 33 1/3% of the Total Commitment (without regard to clause (ii) of the proviso in the definition thereof), in each case calculated during each calendar quarter or portion thereof for the first calendar quarter of the term of this Agreement and the last calendar quarter of the term of this Agreement, if either of same is not a full calendar quarter from the date hereof to the Maturity Date (the "Commitment Fee"). The Commitment Fee shall be payable quarterly in arrears on the fifteenth (15th) day of each January, April, July and October quarter for the immediately preceding calendar quarter commencing on the first such date following the Closing Date, with a final payment on the Maturity Date or any earlier date on which the Commitments shall terminate.

     (f)  Administration Fee.  The Borrowers shall pay to the
Agent an administration fee as set forth in that certain letter agreement of even date herewith between the Borrower
Representative and the Agent.

     Section 2.5.   Requests for Revolving Credit Loans.

     The following provisions shall apply to each request by the Borrowers for a Revolving Credit Loan:

          (i) The Borrower Representative shall submit a Completed Revolving Credit Loan Request to the Agent as provided in this Section 2.5. Except as otherwise provided herein, each Completed Revolving Credit Loan Request shall be in a minimum amount of $2,000,000 or an integral multiple of $500,000 in excess thereof. Each Completed Revolving Credit Loan Request shall be irrevocable and binding on the

     Borrowers and shall obligate the Borrowers to accept the Revolving Credit Loans requested from the Lenders on the proposed Drawdown Date, unless such Completed Revolving Credit Loan Request is withdrawn (x) in the case of a request for a LIBOR Rate Loan, at least four (4) Business Days prior to the proposed Drawdown Date for such Revolving Credit Loan, and (y) in the case of a request for a Prime Rate Loan, at least two (2) Business Days prior to the proposed Drawdown Date for such Revolving Credit Loan.

         (ii) Each Completed Revolving Credit Loan Request may be delivered by the Borrower Representative to the Agent by 10:00 a.m. (New York City time) on any Business Day, and at least two (2) Business Days prior to the proposed Drawdown Date of any Prime Rate Loan, and at least four (4) Business Days prior to the proposed Drawdown Date of any LIBOR Rate Loan.

        (iii) Each Completed Revolving Credit Loan Request shall include a completed writing in the form of Exhibit C hereto specifying: (1) the principal amount of the Revolving Credit Loan requested, (2) the proposed Drawdown Date of such Revolving Credit Loan, (3) the Interest Period applicable to such Revolving Credit Loan, and (4) the Type of such Revolving Credit Loan being requested.

         (iv)  No Lender shall be obligated to fund any Revolving
     Credit Loan unless:

               (a) a Completed Revolving Credit Loan Request has been timely received by the Agent as provided in subsection (i) above; and

               (b) both before and after giving effect to the Revolving Credit Loan to be made pursuant to the Completed Revolving Credit Loan Request, all of the conditions contained in Section 10 shall have been satisfied as of the Closing Date and all of the conditions set forth in Section 11 shall have been met, including, without limitation, the condition under
          Section 11.1 that there be no Default or Event of Default under this Agreement; and

               (c) the Agent shall have received a certificate in the form of Exhibit D hereto signed by the chief financial officer or treasurer of the Borrower Representative setting forth computations evidencing compliance with the covenants contained in Section 9.1,
          Section 9.2, Section 9.3 and Section 9.11 on a pro forma basis after giving effect to such requested Revolving Credit Loan, and, certifying that, both before and after giving effect to such requested Revolving Credit Loan, no Default or Event of Default exists or will exist under this Agreement or any other Loan Document, and that after taking into account such requested Revolving Credit Loan, no default will exist as of the Drawdown Date or thereafter.

          (v) The Agent will use good faith efforts to cause the Completed Revolving Credit Loan Request to be delivered to each Lender in accordance with Section 14.12 and in any event on the same day or the Business Day following the day a Completed Revolving Credit Loan Request is received by the Agent.

     Section 2.6.   Conversion Options.

     (a) The Borrowers may elect from time to time by written notice in the form of Exhibit G to convert any outstanding Revolving Credit Loan to a Revolving Credit Loan of another Type, provided that (i) with respect to any such conversion of a LIBOR Rate Loan to a Prime Rate Loan, the Borrower Representative shall give the Agent at least three (3) Business Days prior written notice of such election; (ii) with respect to any such conversion of a Prime Rate Loan to a LIBOR Rate Loan, the Borrower Representative shall give the Agent at least four (4) LIBOR Business Days prior written notice of such election; (iii) with respect to any such conversion of a LIBOR Rate Loan into a Prime Rate Loan, such conversion shall only be made on the last day of the Interest Period with respect thereto unless the Borrowers pay the related LIBOR Breakage Costs at the time of such conversion and (iv) no Revolving Credit Loan may be converted into a LIBOR Rate Loan when any Default or Event of Default has occurred and is continuing. All or any part of outstanding Revolving Credit Loans of any Type may be converted into a Revolving Credit Loan of another Type as provided herein, provided that any partial conversion shall be in an aggregate principal amount of $2,000,000 or a integral multiple of $500,000 in excess thereof. Each Conversion Request relating to the conversion of a Prime Rate Loan to a LIBOR Rate Loan shall be irrevocable by the Borrowers.

     (b) Any Revolving Credit Loan of any Type may be continued as such upon the expiration of the Interest Period with respect thereto (i) in the case of Prime Rate Loans, automatically and
(ii) in the case of LIBOR Rate Loans by compliance by the Borrower Representative with the notice provisions contained in
Section 2.6(a); provided that no LIBOR Rate Loan may be continued as such when any Default or Event of Default has occurred and is continuing but shall be automatically converted to a Prime Rate Loan on the last day of the first Interest Period relating thereto ending during the continuance of any Default or Event of Default. The Agent shall notify the Lenders promptly when any such automatic conversion contemplated by this Section 2.6(b) is scheduled to occur.

     (c) In the event that the Borrower Representative does not notify the Agent of its election hereunder with respect to the continuation of any LIBOR Rate Loan as such, the affected LIBOR Rate Loan shall automatically be converted to a Prime Rate Loan at the end of the applicable Interest Period.

     (d) The Borrowers may not request or elect a LIBOR Rate Loan pursuant to Section 2.5, elect to convert a Prime Rate Loan to a LIBOR Rate Loan pursuant to Section 2.6(a), or elect to continue a LIBOR Rate Loan pursuant to Section 2.6(b) if, after giving effect thereto, there would be greater than seven (7) LIBOR Rate Loans then outstanding. Any Loan Request for a LIBOR Rate Loan that would create greater than seven (7) LIBOR Rate Loans outstanding shall be deemed to be a Loan Request for a Prime Rate Loan.

     Section 2.7.   Funds for Revolving Credit Loans.

     (a) Subject to the other provisions of this Section 2, not later than 12:00 p.m. (New York City time) on the proposed Drawdown Date of any Revolving Credit Loan, each of the Lenders will make available to the Agent, at the Agent's Head Office, in immediately available funds, the amount of such Lender's Commitment Percentage of the amount of the requested Revolving Credit Loan; provided that each Lender shall provide notice to the Agent of its intent not to make available its Commitment Percentage of any requested Revolving Credit Loan as soon as possible after receipt of any Completed Revolving Credit Loan Request, and in any event not later than 4:00 p.m. (New York City time) on (x) the Business Day prior to the Drawdown Date of any requested Prime Rate Loan and (y) the third Business Day prior to the Drawdown Date of any requested LIBOR Rate Loan. Upon receipt from each Lender of such amount, the Agent will make available to the Borrowers in the Borrower Representative's account with the Agent the aggregate amount of such Revolving Credit Loan made available to the Agent by the Lenders; all such funds received by the Agent by 12:00 p.m. (New York City time) on any Business Day will be made available to the Borrowers not later than 2:00 p.m. on the same Business Day. Funds received after such time will be made available by not later than 12:00 p.m. on the next Business Day. The failure or refusal of any Lender to make available to the Agent at the aforesaid time and place on any Drawdown Date the amount of its Commitment Percentage of the requested Revolving Credit Loan shall not relieve any other Lender from its several obligation hereunder to make available to the Agent the amount of its Commitment Percentage of any requested Revolving Credit Loan but in no event shall the Agent (in its capacity as Agent) have any obligation to make any funding or shall any Lender be obligated to fund more than its Commitment Percentage of the requested Revolving Credit Loan or to increase its Commitment Percentage on account of such failure or otherwise.

     (b) The Agent may, unless notified to the contrary by any Lender prior to a Drawdown Date, assume that such Lender has made available to the Agent on such Drawdown Date the amount of such Lender's Commitment Percentage of the Revolving Credit Loan to be made on such Drawdown Date, and the Agent may (but it shall not be required to), in reliance upon such assumption, make available to the Borrowers a corresponding amount. If any Lender makes available to the Agent such amount on a date after such Drawdown Date, such Lender shall pay to the Agent on demand an amount equal to the product of (i) the average, computed for the period referred to in clause (iii) below, of the weighted average interest rate paid by the Agent for federal funds acquired by the Agent during each day included in such period, multiplied by (ii) the amount of such Lender's Commitment Percentage of such

Revolving Credit Loan, multiplied by (iii) a fraction, the numerator of which is the number of days that elapsed from and including such Drawdown Date to the date on which the amount of such Lender's Commitment Percentage of such Revolving Credit Loan shall become immediately available to the Agent, and the denominator of which is 360. A statement of the Agent submitted to such Lender with respect to any amounts owing under this paragraph shall be prima facie evidence of the amount due and owing to the Agent by such Lender. If the amount of such Lender's Commitment Percentage of such Revolving Credit Loans is not made available to the Agent by such Lender within three (3) Business Days following such Drawdown Date, the Agent shall be entitled to recover such amount from the Borrowers on demand, with interest thereon at the rate per annum applicable to the Revolving Credit Loans made on such Drawdown Date.

     Section 2.8. Repayment of the Revolving Credit Loans at Maturity. The Borrowers jointly and severally promise to pay on the Maturity Date, and there shall become absolutely due and payable on the Maturity Date, all unpaid principal of the Revolving Credit Loans outstanding on such date, together with any and all accrued and unpaid interest thereon, the unpaid balance of the Commitment Fee accrued through such date, and any and all other unpaid amounts due under this Agreement, the Revolving Credit Notes or any other of the Loan Documents.

     Section 2.9. Optional Repayments of Revolving Credit Loans. The Borrowers shall have the right, at their election, to prepay the outstanding amount of the Revolving Credit Loans, in whole or in part, at any time without penalty or premium; provided that the outstanding amount of any LIBOR Rate Loans may not be prepaid unless the Borrowers pay any LIBOR Breakage Costs for each LIBOR Rate Loan so prepaid at the time of such prepayment. The Borrower Representative shall give the Agent, no later than 10:00 a.m., New York City time, at least two (2) Business Days' prior written notice of any prepayment pursuant to this Section 2.9 of any Prime Rate Loans, and at least four (4) LIBOR Business Days' notice of any proposed prepayment pursuant to this Section 2.9 of LIBOR Rate Loans, specifying the proposed date of prepayment of Revolving Credit Loans and the principal amount to be prepaid. Each such partial prepayment of the Revolving Credit Loans shall be in an amount of $2,000,000 or integral multiple of $500,000 in excess thereof, or, if less, the outstanding balance of the Revolving Credit Loans then being repaid, shall be accompanied by the payment of all charges outstanding on all Revolving Credit Loans so prepaid and of all accrued interest on the principal prepaid to the date of payment, and shall be applied, in the absence of instruction by the Borrower Representative, first to the principal of Prime Rate Loans and then to the principal of LIBOR Rate Loans, at the Agent's option.

     Section 2.10. Mandatory Repayments of Revolving Credit Loans. If at any time the outstanding amount of the Revolving Credit Loans exceeds the Total Commitment, the Borrowers shall immediately pay the amount of such excess to the Agent for the respective accounts of the Lenders for application to the Revolving Credit Loans.

     Section 3.     INTENTIONALLY OMITTED.

     Section 4.     CERTAIN GENERAL PROVISIONS.

     Section 4.1.   Funds for Payments.

     (a) All payments of principal, interest, fees, and any other amounts due hereunder or under any of the other Loan Documents shall be made to the Agent, for the respective accounts of the Lenders or (as the case may be) the Agent, at the Agent's Head Office, in each case in Dollars and in immediately available funds.

     (b) All payments by the Borrowers hereunder and under any of the other Loan Documents shall be made without setoff or counterclaim and free and clear of and without deduction for any taxes, levies, imposts, duties, charges, fees, deductions, withholdings, compulsory liens, restrictions or conditions of any nature now or hereafter imposed or levied by any jurisdiction or any political subdivision thereof or taxing or other authority therein unless the Borrowers are compelled by law to make such deduction or withholding. If any such obligation is imposed upon the Borrowers with respect to any amount payable by them hereunder or under any of the other Loan Documents, the Borrowers shall pay to the Agent, for the account of the Lenders or (as the case may be) the Agent, on the date on which such amount is due and payable hereunder or under such other Loan Document, such additional amount in Dollars as shall be necessary to enable the Lenders to receive the same net amount which the Lenders would have received on such due date had no such obligation been imposed upon the Borrowers. The Borrower Representative will deliver promptly to the Agent certificates or other valid vouchers for all taxes or other charges deducted from or paid with respect to payments made by the Borrowers hereunder or under such other Loan Document.

     (c) Each Lender that is not incorporated or organized under the laws of the United States of America or a state thereof or the District of Columbia (a "Non-U.S. Lender") agrees that, prior to the first date on which any payment is due to it hereunder, it will deliver to the Borrower Representative and the Agent two duly completed copies of United States Internal Revenue Service Form 1001 or 4224 or successor applicable form, as the case may be, certifying in each case that such Non-U.S. Lender is entitled to receive payments under this Agreement and the Notes payable to it, without deduction or withholding of any United States federal income taxes. Each Non-U.S. Lender that so delivers a Form 1001 or 4224 pursuant to the preceding sentence further undertakes to deliver to each of the Borrower Representative and the Agent two further copies of Form 1001 or 4224 or successor applicable form, or other manner of certification, as the case may be, on or before the date that any such letter or form expires or becomes obsolete or after the occurrence of any event requiring a change in the most recent form previously delivered by it to the Borrower Representative, and such extensions or renewals thereof as may reasonably be requested by the Borrower Representative, certifying in the case of a Form 1001 or 4224 that such Non-U.S.

Lender is entitled to receive payments under this Agreement and the Notes without deduction or withholding of any United States federal income taxes, unless in any such case an event (including, without limitation, any change in treaty, law or regulation) has occurred prior to the date on which any such delivery would otherwise be required which renders all such forms inapplicable or which would prevent such Non-U.S. Lender from duly completing and delivering any such form with respect to it and such Non-U.S. Lender advises the Borrower Representative that it is not capable of receiving payments without any deduction or withholding of United States federal income tax.

     (d) The Borrowers shall not be required to pay any additional amounts to any Non-U.S. Lender in respect of United States Federal withholding tax pursuant to Section 4.1(b) to the extent that (i) the obligation to withhold amounts with respect to United States Federal withholding tax existed on the date such Non-U.S. Lender became a party to this Agreement or, with respect to payments to a different lending office designated by the Non-U.S. Lender as its applicable lending office (a "New Lending Office"), the date such Non-U.S. Lender designated such New Lending Office with respect to the Loans; provided, however, that this clause (i) shall not apply to any transferee or New Lending Office as a result of an assignment, transfer or designation made at the request of the Borrowers; and provided further, however, that this clause (i) shall not apply to the extent the indemnity payment or additional amounts any transferee, or Lender through a New Lending Office, would be entitled to receive without regard to this clause (i) do not exceed the indemnity payment or additional amounts that the Person making the assignment or transfer to such transferee, or Lender making the designation of such New Lending Office, would have been entitled to receive in the absence of such assignment, transfer or designation; or (ii) the obligation to pay such additional amounts would not have arisen but for a failure by such Non-U.S. Lender to comply with the provisions of paragraph (c) above.

     Section 4.2. Computations. All computations of interest on the Loans and of other fees to the extent applicable shall be made on the basis of a 360-day year and the actual number of days elapsed. Except as otherwise provided in the definition of the term "Interest Period" with respect to LIBOR Rate Loans, whenever a payment hereunder or under any of the other Loan Documents becomes due on a day that is not a Business Day, the due date for such payment shall be extended to the next succeeding Business Day, and interest shall accrue during such extension. The outstanding amount of the Loans as reflected on the Note Records from time to time shall constitute prima facie evidence of the principal amount thereof.

     Section 4.3. Inability to Determine LIBOR Rate. In the event, prior to the commencement of any Interest Period relating to any LIBOR Rate Loan, the Agent shall reasonably determine that adequate and reasonable methods do not exist for ascertaining the LIBOR Rate that would otherwise determine the rate of interest to be applicable to any LIBOR Rate Loan during any Interest Period, the Agent shall forthwith give notice of such determination

(which shall be conclusive and binding on the Borrowers) to the Borrower Representative and the Lenders. In such event (a) any Loan Request with respect to LIBOR Rate Loans shall be automatically withdrawn and shall be deemed a request for Prime Rate Loans, (b) each LIBOR Rate Loan will automatically, on the last day of the then current Interest Period thereof, become a Prime Rate Loan, and (c) the obligations of the Lenders to make LIBOR Rate Loans shall be suspended until the Agent reasonably determines that the circumstances giving rise to such suspension no longer exist, whereupon the Agent shall so notify the Borrower Representative and the Lenders.

     Section 4.4. Illegality. Notwithstanding any other provisions herein, if any present or future law, regulation, treaty or directive or in the interpretation or application thereof shall make it unlawful for any Lender to make or maintain LIBOR Rate Loans, such Lender shall forthwith give notice of such circumstances to the Borrower Representative and the other Lenders and thereupon (a) the commitment of such Lender to make LIBOR Rate Loans or convert Prime Rate Loans to LIBOR Rate Loans shall forthwith be suspended and (b) such Lender's Commitment Percentage of LIBOR Rate Loans then outstanding shall be converted automatically to Prime Rate Loans on the last day of each Interest Period applicable to such LIBOR Rate Loans or within such earlier period as may be required by law, all until such time as it is no longer unlawful for such Lender to make or maintain LIBOR Rate Loans. The Borrowers hereby jointly and severally agree to promptly pay the Agent for the account of such Lender, upon demand, any additional amounts necessary to compensate such Lender for any costs incurred by such Lender in making any conversion required by this Section 4.4 prior to the last day of an Interest Period with respect to a LIBOR Rate Loan, including any interest or fees payable by such Lender to lenders of funds obtained by it in order to make or maintain its LIBOR Rate Loans hereunder.

     Section 4.5. Additional Costs, Etc. If any present or future applicable law, which expression, as used herein, includes statutes, rules and regulations thereunder and interpretations thereof by any competent court or by any governmental or other regulatory body or official charged with the administration or the interpretation thereof and requests, directives, instructions and notices at any time or from time to time hereafter made upon or otherwise issued to any Lender or the Agent by any central bank or other fiscal, monetary or other authority (whether or not having the force of law), shall:

     (a) subject any Lender or the Agent to any tax, levy, impost, duty, charge, fee, deduction or withholding of any nature with respect to this Agreement, the other Loan Documents, such Lender's Commitment or the Loans (other than taxes based upon or measured by the income or profits of such Lender or the Agent), or

     (b) materially change the basis of taxation (except for changes in taxes on income or profits) of payments to any Lender of the principal of or the interest on any Loans or any other amounts payable to the Agent or any Lender under this Agreement or the other Loan Documents, or

     (c) impose or increase or render applicable (other than to the extent specifically provided for elsewhere in this Agreement) any special deposit, reserve, assessment, liquidity, capital adequacy or other similar requirements (whether or not having the force of law) against assets held by, or deposits in or for the account of, or loans by, or commitments of an office of any Lender, or

     (d) impose on any Lender or the Agent any other conditions or requirements with respect to this Agreement, the other Loan Documents, the Loans, such Lender's Commitment, or any class of loans, or commitments of which any of the Loans or such Lender's Commitment forms a part;

and the result of any of the foregoing is

          (i) to increase the cost to any Lender of making, funding, issuing, renewing, extending or maintaining any of the Loans or such Lender's Commitment, or

         (ii) to reduce the amount of principal, interest or other amount payable to such Lender or the Agent hereunder on account of such Lender's Commitment or any of the Loans, or

        (iii) to require such Lender or the Agent to make any payment or to forego any interest or other sum payable hereunder, the amount of which payment or foregone interest or other sum is calculated by reference to the gross amount of any sum receivable or deemed received by such Lender or the Agent from the Borrowers hereunder, then, and in each such case, the Borrowers will, within thirty
(30) days of demand made by such Lender or (as the case may be) the Agent at any time and from time to time and as often as the occasion therefor may arise, pay to such Lender such additional amounts as such Lender shall determine in good faith to be sufficient to compensate such Lender for such additional cost, reduction, payment or foregone interest or other sum, provided that such Lender is generally imposing similar charges on its other similarly situated borrowers.

     Section 4.6. Capital Adequacy. If after the date hereof any Lender or the Agent determines that (i) the adoption of or change in any law, governmental rule, regulation, policy, guideline or directive (whether or not having the force of law) regarding capital requirements for banks or bank holding companies or any change in the interpretation or application thereof by a court or governmental authority with appropriate jurisdiction, or (ii) compliance by such Lender or the Agent or any Person controlling such Lender or the Agent with any law, governmental rule, regulation, policy, guideline or directive (whether or not having the force of law) of any such Person regarding capital adequacy, has the effect of reducing the return on such Lender's or the Agent's Commitment with respect to any Loans to a level below that which such Lender or the Agent could have achieved but for such adoption, change or compliance (taking into consideration such Lender's or the Agent's then existing policies with respect to capital adequacy and assuming full utilization of such entity's capital) by any amount deemed by such Lender or (as the case may be) the Agent to be material, then such Lender or the Agent may notify the Borrower Representative of such fact. To the extent that the amount of such reduction in the return on capital is not reflected in the Prime Rate or the LIBOR Rate, the Borrowers jointly and severally agree to pay such Lender or (as the case may be) the Agent for the amount of such reduction in the return on capital as and when such reduction is determined within thirty (30) days of presentation by such Lender or (as the case may be) the Agent of a certificate in accordance with Section 4.7 hereof. Each Lender shall allocate such cost increases among its customers in good faith and on an equitable basis.

     Section 4.7. Certificate. A certificate setting forth any additional amounts payable pursuant to Section 4.5 or 4.6 and a brief explanation of such amounts (including the calculation thereof) which are due, submitted by any Lender or the Agent to the Borrower Representative, shall be prima facie evidence that such amounts are due and owing.

     Section 4.8. Indemnity. In addition to the other provisions of this Agreement regarding such matters, but without duplication to the extent a Lender has been compensated pursuant thereto, the Borrowers jointly and severally agree to indemnify the Agent and each Lender and to hold the Agent and each Lender harmless from and against any loss, cost or expense (including loss of anticipated profits) that the Agent or such Lender may sustain or incur as a consequence of (a) the failure by the Borrowers to pay any principal amount of or any interest on any LIBOR Rate Loans as and when due and payable, including any such loss or expense arising from interest or fees payable by the Agent or such Lender to lenders of funds obtained by it in order to maintain its LIBOR Rate Loans, (b) the failure by the Borrowers to make a borrowing or conversion after the Borrowers have given a Completed Revolving Credit Loan Request for a LIBOR Rate Loan or a Conversion Request for a LIBOR Rate Loan, and (c) the making of any payment of a LIBOR Rate Loan or the making of any conversion of any such Loan to a Prime Rate Loan on a day that is not the last day of the applicable Interest Period with respect thereto, including interest or fees payable by the Agent or a Lender to lenders of funds obtained by it in order to maintain any such LIBOR Rate Loans.

     Section 4.9. Interest During Event of Default; Late Charges. During the continuance of an Event of Default, outstanding principal and (to the extent permitted by applicable law) interest on the Loans and all other amounts payable hereunder or under any of the other Loan Documents shall bear interest at a rate per annum equal to four percent (4%) above the interest rate that would otherwise be applicable until such amount shall be paid in full (after as well as before judgment). In addition, the Borrowers shall pay on demand a late charge equal to five percent (5%) of any amount of principal and/or interest charges on the Loans which is not paid within ten (10) days of the date when due.

     Section 4.10.  Concerning Joint and Several Liability of the
Borrowers.

     (a) Each of the Borrowers is accepting joint and several liability hereunder and under the other Loan Documents in consideration of the financial accommodations to be provided by the Lenders under this Agreement, for the mutual benefit, directly and indirectly, of each of the Borrowers and in consideration of the undertakings of each other Borrower to accept joint and several liability for the Obligations.

     (b) Each of the Borrowers, jointly and severally, hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Borrowers, with respect to the payment and performance of all of the Obligations (including, without limitation, any Obligations arising under this Section 4.10), it being the intention of the parties hereto that all the Obligations shall be the joint and several Obligations of each of the Borrowers without preferences or distinction among them.

     (c) If and to the extent that any of the Borrowers shall fail to make any payment with respect to any of the Obligations as and when due or to perform any of the Obligations in accordance with the terms thereof, then in each such event the other Borrowers will make such payment with respect to, or perform, such Obligation.

     (d) The Obligations of each of the Borrowers under the provisions of this Section 4.10 constitute full recourse Obligations of each of the Borrowers enforceable against each such Person to the full extent of its properties and assets, irrespective of the validity, regularity or enforceability of this Agreement or any other circumstance whatsoever.

     (e) Except as otherwise expressly provided in this Agreement, each of the Borrowers hereby waives notice of acceptance of its joint and several liability, notice of any Loans made under this Agreement, notice of any action at any time taken or omitted by the Lenders under or in respect of any of the Obligations, and, generally, to the extent permitted by applicable law, all demands, notices and other formalities of every kind in connection with this Agreement. Each of the Borrowers hereby assents to, and waives notice of, any extension or postponement of the time for the payment of any of the Obligations, the acceptance of any payment of any of the Obligations, the acceptance of any partial payment thereon, any waiver, consent or other action or acquiescence by the Lenders at any time or times in respect of any default by any of the Borrowers in the performance or satisfaction of any term, covenant, condition or provision of this Agreement, any and all other indulgences whatsoever by the Lenders in respect of any of the Obligations, and the taking, addition, substitution or release, in whole or in part, at any time or times, of any security for any of the Obligations or the addition, substitution or release, in whole or in part, of any of the Borrowers.

Without limiting the generality of the foregoing, each of the Borrowers assents to any other action or delay in acting or failure to act on the part of the Lenders with respect to the failure by any of the Borrowers to comply with any of its respective Obligations, including, without limitation, any failure strictly or diligently to assert any right or to pursue any remedy or to comply fully with applicable laws or regulations thereunder, which might, but for the provisions of this
Section 4.10, afford grounds for terminating, discharging or relieving any of the Borrowers, in whole or in part, from any of its Obligations under this Section 4.10, it being the intention of each of the Borrowers that, so long as any of the Obligations hereunder remain unsatisfied, the Obligations of such Borrowers under this Section 4.10 shall not be discharged except by performance and then only to the extent of such performance. The Obligations of each of the Borrowers under this Section 4.10 shall not be diminished or rendered unenforceable by any winding up, reorganization, arrangement, liquidation, re- construction or similar proceeding with respect to any of the Borrowers or the Lenders. The joint and several liability of the Borrowers hereunder shall continue in full force and effect notwithstanding any absorption, merger, amalgamation or any other change whatsoever in the name, membership, constitution or place of formation of any of the Borrowers or the Lenders.

     (f) The provisions of this Section 4.10 are made for the benefit of the Lenders and their successors and assigns, and may be enforced against any or all of the Borrowers as often as occasion therefor may arise and without requirement on the part of the Lenders first to marshal any of their claims or to exercise any of their rights against any other Borrower or to exhaust any remedies available to them against any other Borrower or to resort to any other source or means of obtaining payment of any of the Obligations hereunder or to elect any other remedy. The provisions of this Section 4.10 shall remain in effect until all of the Obligations shall have been paid in full or otherwise fully satisfied. If at any time, any payment, or any part thereof, made in respect of any of the Obligations, is rescinded or must otherwise be restored or returned by the Lenders upon the insolvency, bankruptcy or reorganization of any of the Borrowers, or otherwise, the provisions of this Section 4.10 will forthwith be reinstated in effect, as though such payment had not been made.

     Section 4.11 Interest Limitation. All agreements between the Borrowers and the Guarantors, on the one hand, and the Lenders and the Agent, on the other hand, are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of maturity of the Loans or otherwise, shall the amount paid or agreed to be paid to the Lenders for the use or the forbearance of the Loans exceed the maximum permissible under applicable law. As used herein, the term "applicable law" shall mean the law in effect as of the date hereof; provided, however that in the event there is a change in the law which results in a higher permissible rate of interest, then this Agreement and other Loan Document shall be governed by such new law as of its effective date. In this regard, it is expressly agreed that it is the intent of the Borrowers and the Guarantors and the Lenders and the Agent in the execution, delivery and acceptance of this Agreement and the other Loan Documents to contract in strict compliance with the laws of the State of New York from time to time in effect. If, under or from any circumstances whatsoever, fulfillment of any provision hereof or of any of the other Loan Documents at the time of performance of such provision shall involve transcending the limit of such validity prescribed by applicable law, then the obligation to be fulfilled shall automatically be reduced to the limits of such validity, and if under or from any circumstances whatsoever any Lender should ever receive as interest any amount which would exceed the highest lawful rate, such amount which would be excessive interest shall be applied to the reduction of the principal balance of the Loans and not to the payment of interest. This provision shall control every other provision of all agreements between the Borrowers and the Guarantors and the Lenders and the Agent.

     Section 4.12.  Reasonable Efforts to Mitigate.
Each Lender agrees that as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to be affected under Section 4.4,
4.5 or 4.6, such Lender will give notice thereof to the Borrower Representative, with a copy to the Agent and, to the extent so requested by the Borrower Representative and not inconsistent with regulatory policies applicable to such Lender, such Lender shall use reasonable efforts and take such actions as are reasonably appropriate (including the changing of its lending office or branch) if as a result thereof the additional moneys which would otherwise be required to be paid to such Lender pursuant to such sections would be reduced other than for de minimus amounts, or the illegality or other adverse circumstances which would otherwise require a conversion of such Loans or result in the inability to make such Loans pursuant to such sections would cease to exist, and in each case if, as determined by such Lender in its sole discretion, the taking such actions would not adversely affect such Loans.

     Section 4.13. Replacement of Lenders. If any Lender (an "Affected Lender") (i) makes demand upon the Borrowers for (or if the Borrowers are otherwise required to pay) amounts pursuant to
Section 4.4, 4.5 or 4.6, or (ii) is unable to make or maintain LIBOR Rate Loans as a result of a condition described in
Section 4.4, the Borrower Representative may, within 90 days of receipt of such demand, notice (or the occurrence of such other event causing the Borrowers to be required to pay such compensation or causing Section 4.4 to be applicable) as the case may be, by notice (a "Replacement Notice") in writing to the Agent and such Affected Lender (A) request the Affected Lender to cooperate with the Borrowers in obtaining a replacement lender satisfactory to the Agent and the Borrowers (the "Replacement Lender"); (B) request the non-Affected Lenders to acquire and assume all of the Affected Lender's Loans and Commitment as provided herein, but none of such Lenders shall be under an obligation to do so; or (C) designate a Replacement Lender which is an Eligible Assignee and is reasonably satisfactory to the Agent other than when an Event of Default has occurred and is continuing and absolutely satisfactory to the Agent when an Event of Default has occurred and is continuing. If any satisfactory Replacement Lender shall be obtained, and/or any of the non-Affected Lenders shall agree to acquire and assume all of the Affected Lender's Loans and Commitment, then such Affected Lender shall assign, in accordance with Section 18, all of its Commitment, Loans, Notes and other rights and obligations under this Agreement and all other Loan Documents to such Replacement Lender or non-Affected Lenders, as the case may be, in exchange for payment of the principal amount so assigned and all interest and fees accrued on the amount so assigned, plus all other Obligations then due and payable to the Affected Lender; provided, however, that (x) such assignment shall be in accordance with the provisions of Section 18, shall be without recourse, representation or warranty and shall be on terms and conditions reasonably satisfactory to such Affected Lender and such Replacement Lender and/or non-Affected Lenders, as the case may be, and (y) prior to any such assignment, the Borrowers shall have paid to such Affected Lender all amounts properly demanded and unreimbursed under Section 4.4, 4.5 and 4.8.

     Section 5. GUARANTIES. Each of the Guarantors will jointly and severally guaranty all of the Obligations pursuant to its Guaranty. The Obligations are full recourse obligations of each Borrower and each Guarantor, and all of the respective assets and properties of each Borrower and each Guarantor shall be available for the payment in full in cash and performance of the Obligations. Other than during the continuance of a Default or an Event of Default, at the request of the Borrower Representative, the Guaranty of any Subsidiary Guarantor shall be released by the Agent if and when all of the Real Estate owned by such Subsidiary Guarantor shall cease to be Unencumbered Properties pursuant to the terms of this Agreement.

     Section 6. REPRESENTATIONS AND WARRANTIES. Each of the Borrowers for itself and for each of the other Borrowers and for each Guarantor insofar as any such statements relate to such Guarantor represents and warrants to the Agent and the Lenders all of the statements contained in this Section 6.

     Section 6.1.   Authority; Etc.

     (a)  Organization; Good Standing.

               (i) SALP is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Delaware; Holdings is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware; each of SALP and Holdings has all requisite partnership or corporate, as the case may be, power to own its respective properties and conduct its respective business as now conducted and as presently contemplated; and each of SALP and Holdings is in good standing as a foreign entity and is duly authorized to do business in the jurisdictions where the Real Estate owned by it is located and in each other jurisdiction where such qualification is necessary except where a failure to be so qualified in such other jurisdiction would not have a materially adverse effect on any of their respective businesses, assets or financial conditions.

              (ii) Sovran is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland; each Subsidiary of Sovran is duly organized, validly existing and in good standing as a corporation or partnership or other entity, as the case may be, under the laws of the state of its organization; Sovran and each of its Subsidiaries has all requisite corporate or partnership or other entity, as the case may be, power to own its respective properties and conduct its respective business as now conducted and as presently contemplated; and Sovran and each of its Subsidiaries is in good standing as a foreign entity and is duly authorized to do business in the jurisdictions where such qualification is necessary (including, as to Sovran, in the State of New York) except where a failure to be so qualified in such other jurisdiction would not have a materially adverse effect on the business, assets or financial condition of Sovran or such Subsidiary.

             (iii) As to each subsequent Guarantor, a provision similar, as applicable, to (a) (i) or (ii) above shall be included in each such subsequent Guarantor's Subsidiary Guaranty, and the Borrowers shall be deemed to make for itself and on behalf of each such subsequent Guarantor a representation and warranty as to such provision regarding such subsequent Guarantor.

     (b)  Capitalization.

               (i) The outstanding equity of SALP is comprised of a general partner interest and limited partner interests, all of which have been duly issued and are outstanding and fully paid and non-assessable as set forth in Schedule 6.1(b) hereto. All of the issued and outstanding general partner interests of SALP are owned and held of record by Holdings; all of the limited partner interests of SALP are owned and held of record as set forth in Schedule 6.1(b) hereto. Except as set forth in the Agreement of Limited Partnership of SALP or as disclosed in Schedule 6.1(b) hereto, as of the Closing Date there are no outstanding securities or agreements exchangeable for or convertible into or carrying any rights to acquire any equity interests in SALP. Except as disclosed in Schedule 6.1(b), there are no outstanding commitments, options, warrants, calls or other agreements (whether written or oral) binding on SALP or Sovran which require or could require SALP or Sovran to sell, grant, transfer, assign, mortgage, pledge or otherwise dispose of any equity interests of SALP. No general partnership interests of SALP are subject to any restrictions on transfer or any partner agreements, voting agreements, trust deeds, irrevocable proxies, or any other similar agreements or interests (whether written or oral).

              (ii)  As of the Closing Date, the authorized
          capital stock of, or any other equity interests in Holdings are as set forth in Schedule 6.1(b), and the issued and outstanding voting and non-voting shares of the common stock of Holdings, and all of the other equity interests in Holdings, all of which have been duly issued and are outstanding and fully paid and non-assessable, are owned and held of record by Sovran. Except as disclosed in Schedule 6.1(b), as of the Closing Date there are no outstanding securities or agreements exchangeable for or convertible into or carrying any rights to acquire any equity interests in Holdings, and there are no outstanding options, warrants, or other similar rights to acquire any shares of any class in the capital of or any other equity interests in Holdings. As of the Closing Date there are no outstanding commitments, options, warrants, calls or other agreements or obligations (whether written or oral) binding on Holdings to issue, sell, grant, transfer, assign, mortgage, pledge or otherwise dispose of any shares of any class in the capital of or other equity interests in Holdings. No shares of, or equity interests in Holdings held by Sovran are subject to any restrictions on transfer pursuant to any of Holding's applicable charter, by-laws or any shareholder agreements, voting agreements, voting trusts, trust agreements, trust deeds, irrevocable proxies or any other similar agreements or instruments (whether written or oral).

     (c) Due Authorization. The execution, delivery and performance of this Agreement and the other Loan Documents to which any of the Borrowers or any of the Guarantors is or is to become a party and the transactions contemplated hereby and thereby (i) are within the authority of such Borrower and such Guarantor, (ii) have been duly authorized by all necessary proceedings on the part of such Borrower or such Guarantor and any general partner or other controlling Person thereof, (iii) do not conflict with or result in any breach or contravention of any provision of law, statute, rule or regulation to which such Borrower or such Guarantor is subject or any judgment, order, writ, injunction, license or permit applicable to such Borrower or such Guarantor, (iv) do not conflict with any provision of the agreement of limited partnership, any certificate of limited partnership, the charter documents or by-laws of such Borrower or such Guarantor or any general partner or other controlling Person thereof, and (v) do not contravene any provisions of, or constitute a default, Default or Event of Default hereunder or a failure to comply with any term, condition or provision of, any other agreement, instrument, judgment, order, decree, permit, license or undertaking binding upon or applicable to such

Borrower or such Guarantor or any of such Borrower's or such Guarantor's properties (except for any such failure to comply under any such other agreement, instrument, judgment, order, decree, permit, license, or undertaking as would not materially and adversely affect the condition (financial or otherwise), properties, business or results of operations of any Borrower, the Operating Subsidiaries or any Guarantor) or result in the creation of any mortgage, pledge, security interest, lien, encumbrance or charge upon any of the properties or assets of any Borrower, the Operating Subsidiaries or any Guarantor.

     (d) Enforceability. Each of the Loan Documents to which any of the Borrowers or any of the Guarantors is a party has been duly executed and delivered and constitutes the legal, valid and binding obligations of each such Borrower and each such Guarantor, as the case may be, subject only to applicable bankruptcy, insolvency, reorganization, moratorium or other laws relating to or affecting generally the enforcement of creditors' rights and to the fact that the availability of the remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding therefor may be brought.

     Section 6.2. Governmental Approvals. The execution, delivery and performance by each Borrower of this Agreement and by each Borrower and each Guarantor of the other Loan Documents to which such Borrower or such Guarantor is or is to become a party and the transactions contemplated hereby and thereby do not require (i) the approval or consent of any governmental agency or authority other than those already obtained, or (ii) filing with any governmental agency or authority, other than filings which will be made with the SEC when and as required by law.

     Section 6.3.   Title to Properties; Leases.

     The Borrowers, the Guarantors and their respective
Subsidiaries each has good title to all of its respective properties, assets and rights of every name and nature purported to be owned by it, including, without limitation, that:

     (a) As of the Closing Date (with respect to Unencumbered Properties designated as such on the Closing Date) or the date of designation as an Unencumbered Property (with respect to Unencumbered Properties acquired and/or designated as such after the Closing Date), and in each case to the best of its knowledge thereafter, a Borrower or (if after the Closing Date) a Guarantor holds good and clear record and marketable fee simple title to the Unencumbered Properties, subject to no rights of others, including any mortgages, conditional sales agreements, title retention agreements, liens or encumbrances, except for Permitted Liens.

     (b) Each of the Borrowers and each of the then Guarantors will, as of the Closing Date, own all of the assets as reflected in the financial statements of the Borrowers described in
Section 6.4 or acquired since the date of such financial statements (except property and assets sold or otherwise disposed of in the ordinary course of business since that date).

     (c) Each of the direct or indirect interests of the Borrowers or Holdings in any Partially-Owned Entity is set forth on Schedule 6.3 hereto, including the type of entity in which the interest is held, the percentage interest owned by such Borrower or Holdings in such entity, the capacity in which such Borrower or Holdings holds the interest, and such Borrower's or Holdings' ownership interest therein.

     Section 6.4.   Financial Statements.  The following
financial statements have been furnished to each of the Lenders:

     (a) The audited consolidated balance sheet of Sovran and its Subsidiaries (including, without limitation, SALP) as of December 31, 1996 and their related consolidated income statements for the fiscal year ended December 31, 1996 and the unaudited consolidated balance sheet of Sovran and its Subsidiaries as of September 30, 1997 and their related consolidated income statements for the fiscal quarter then ended, certified by the chief financial officer of Sovran. Such balance sheet and income statements have been prepared in accordance with GAAP and fairly present the financial condition of Sovran and its Subsidiaries as of the close of business on the dates thereof and the results of operations for the fiscal periods then ended. There are no contingent liabilities of Sovran as of such dates involving material amounts, known to the officers of the Borrowers, not disclosed in said financial statements and the related notes thereto.

     (b)  The SEC Filings.

     Section 6.5    Fiscal Year.  The Borrowers and their
respective Subsidiaries each has a fiscal year which is the twelve months ending on December 31 of each calendar year.

     Section 6.6. Franchises, Patents, Copyrights, Etc. Each Borrower, each Guarantor and each of their respective Subsidiaries possesses all franchises, patents, copyrights, trademarks, trade names, licenses and permits, and rights in respect of the foregoing, adequate for the conduct of their respective businesses substantially as now conducted without known conflict with any rights of others, including all Permits.

     Section 6.7. Litigation. Except as stated on Schedule 6.7 there are no actions, suits, proceedings or investigations of any kind pending or threatened against any Borrower, any Guarantor or any of their respective Subsidiaries before any court, tribunal or administrative agency or board that, if adversely determined, might, either individually or in the aggregate, materially adversely affect the properties, assets, financial condition or business of such Borrower, such Guarantor or their respective Subsidiaries or materially impair the right of such Borrower, such Guarantor or their respective Subsidiaries to carry on their respective businesses substantially as now conducted by them, or result in any substantial liability not adequately covered by insurance, or for which adequate reserves are not maintained, as reflected in the applicable financial statements of the Borrowers, or which question the validity of this Agreement or any of the other Loan Documents, or any action taken or to be taken pursuant hereto or thereto.

     Section 6.8. No Materially Adverse Contracts, Etc. None of any Borrower, any Guarantor or any of their respective Subsidiaries is subject to any charter, corporate, partnership or other legal restriction, or any judgment, decree, order, rule or regulation that has or is expected in the future to have a materially adverse effect on their respective businesses, assets or financial conditions. None of any Borrower, any Guarantor or any of their respective Subsidiaries is a party to any contract or agreement that has or is expected, in the judgment of their respective officers, to have any materially adverse effect on the respective businesses of such Borrower, such Guarantor or any of their respective Subsidiaries.

     Section 6.9. Compliance With Other Instruments, Laws, Etc. None of any Borrower, any Guarantor or any of their respective Subsidiaries is in violation of any provision of its partnership agreement, charter documents, bylaws or other organizational documents, as the case may be, or any respective agreement or instrument to which it may be subject or by which it or any of its properties may be bound or any decree, order, judgment, statute, license, rule or regulation, in any of the foregoing cases in a manner that could result, individually or in the aggregate, in the imposition of substantial penalties or materially and adversely affect the financial condition, properties or businesses of such Borrower, such Guarantor or any of their respective Subsidiaries.

     Section 6.10.  Tax Status.

     (a) (i) Each of the Borrowers, the Guarantors and their respective Subsidiaries (A) has timely made or filed all federal, state and local income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject,
(B) has paid all taxes and other governmental assessments and charges shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and by appropriate proceedings, and (C) has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply, and (ii) there are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the respective officers of the Borrowers and the Guarantors and their respective Subsidiaries know of no basis for any such claim.

     (b) To the best of the Borrowers' knowledge, each Partially-Owned Entity (i) has timely made or filed all federal, state and local income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject,
(ii) has paid all taxes and other governmental assessments and charges shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and by appropriate proceedings, and (iii) has set aside on its books provisions reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. To the best of the Borrowers' knowledge, except as otherwise disclosed in writing to the Agent, there are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction from any Partially-Owned Entity, and the officers of the Borrowers know of no basis for any such claim.

     Section 6.11. No Event of Default; No Materially Adverse Changes. No default, Default or Event of Default has occurred and is continuing. Since September 30, 1997 there has occurred no materially adverse change in the financial condition or business of Sovran and its Subsidiaries or SALP and its Subsidiaries as shown on or reflected in the consolidated balance sheet of Sovran and its Subsidiaries as at September 30, 1997, or the consolidated statement of income for the fiscal quarter then ended, other than changes in the ordinary course of business that have not had any materially adverse effect either individually or in the aggregate on the business or financial condition or properties of Sovran, SALP or any of their respective Subsidiaries.

     Section 6.12.  Investment Company Acts.  None of any
Borrower, any Guarantor or any of their respective Subsidiaries is an "investment company", or an "affiliated company" or a "principal underwriter" of an "investment company", as such terms are defined in the Investment Company Act of 1940.

     Section 6.13. Absence of UCC Financing Statements, Etc. Except for Permitted Liens, as of the Closing Date there will be no financing statement, security agreement, chattel mortgage, real estate mortgage, equipment lease, financing lease, option, encumbrance or other document filed or recorded with any filing records, registry, or other public office, that purports to cover, affect or give notice of any present or possible future lien or encumbrance on, or security interest in, any Unencumbered Property. Neither any Borrower nor any Guarantor has pledged or granted any lien on or security interest in or otherwise encumbered or transferred any of their respective interests in any Subsidiary (including in the case of Sovran, its interests in SALP, and in the case of any Borrower, its interests in the Operating Subsidiaries) or in any Partially-Owned Entity.

     Section 6.14. Absence of Liens. A Borrower or a Guarantor is the owner of the Unencumbered Properties free from any lien, security interest, encumbrance and any other claim or demand, except for Permitted Liens.

     Section 6.15.  Certain Transactions.  Except as set forth on
Schedule 6.15, none of the officers, partners, directors, or employees of any Borrower or any Guarantor or any of their respective Subsidiaries is presently a party to any transaction with any Borrower, any Guarantor or any of their respective Subsidiaries (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, partner, director or such employee or, to the knowledge of the Borrowers, any corporation, partnership, trust or other entity in which any officer, partner, director, or any such employee or natural Person related to such officer, partner, director or employee or other Person in which such officer, partner, director or employee has a direct or indirect beneficial interest has a substantial interest or is an officer, director, trustee or partner.

     Section 6.16.  Employee Benefit Plans.

          Section 6.16.1.  In General.

          Each Employee Benefit Plan and each Guaranteed Pension Plan has been maintained and operated in compliance in all material respects with the provisions of ERISA and, to the extent applicable, the Code, including but not limited to the provisions thereunder respecting prohibited transactions and the bonding of fiduciaries and other persons handling plan funds as required by Section 412 of ERISA. The Borrowers have heretofore delivered to the Agent the most recently completed annual report, Form 5500, with all required attachments, and actuarial statement required to be submitted under Section 103(d) of ERISA, with respect to each Guaranteed Pension Plan.

          Section 6.16.2.  Terminability of Welfare Plans.

          No Employee Benefit Plan, which is an employee welfare benefit plan within the meaning of Section 3(1) or
     Section 3(2)(B) of ERISA, provides benefit coverage subsequent to termination of employment, except as required by Title I, Part 6 of ERISA or the applicable state insurance laws. The Borrowers may terminate each such Plan at any time (or at any time subsequent to the expiration of any applicable bargaining agreement) in the discretion of the Borrowers without liability to any Person other than for claims arising prior to termination.

          Section 6.16.3.  Guaranteed Pension Plans.

          Each contribution required to be made to a Guaranteed Pension Plan, whether required to be made to avoid the incurrence of an accumulated funding deficiency, the notice or lien provisions of Section 302(f) of ERISA, or otherwise, has been timely made. No waiver of an accumulated funding deficiency or extension of amortization periods has been received with respect to any Guaranteed Pension Plan, and neither any Borrower or any Guarantor nor any ERISA Affiliate is obligated to or has posted security in connection with an amendment to a Guaranteed Pension Plan pursuant to Section 307 of ERISA or Section 401(a)(29) of the Code. No liability to the PBGC (other than required insurance premiums, all of which have been paid) has been incurred by any Borrower or any Guarantor or any ERISA Affiliate with respect to any Guaranteed Pension Plan and there has not been any ERISA Reportable Event (other than an ERISA Reportable Event as to which the requirement of 30 days notice has been waived), or any other event or condition which presents a material risk of termination of any Guaranteed Pension Plan by the PBGC. Based on the latest valuation of each Guaranteed Pension Plan (which in each case occurred within twelve months of the date of this representation), and on the actuarial methods and assumptions employed for that valuation, the aggregate benefit liabilities of all such Guaranteed Pension Plans within the meaning of Section 4001 of ERISA did not exceed the aggregate value of the assets of all such Guaranteed Pension Plans, disregarding for this purpose the benefit liabilities and assets of any Guaranteed Pension Plan with assets in excess of benefit liabilities, by more than $500,000.

          Section 6.16.4.   Multiemployer Plans.

          Neither any Borrower or any Guarantor nor any ERISA Affiliate has incurred any material liability (including secondary liability) to any Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan under Section 4201 of ERISA or as a result of a sale of assets described in Section 4204 of ERISA. Neither any Borrower nor any ERISA Affiliate has been notified that any Multiemployer Plan is in reorganization or insolvent under and within the meaning of Section 4241 or Section 4245 of ERISA or is at risk of entering reorganization or becoming insolvent, or that any Multiemployer Plan intends to terminate or has been terminated under Section 4041A of ERISA.

     Section 6.17. Regulations U and X. The proceeds of the Loans shall be used for the purposes described in Section 7.12. No portion of any Loan is to be used for the purpose of purchasing or carrying any "margin security" or "margin stock" as such terms are used in Regulations U and X of the Board of Governors of the Federal Reserve System, 12 C.F.R. Parts 221 and 224.

     Section 6.18. Environmental Compliance. The Borrowers have caused environmental assessments to be conducted and/or taken other steps to investigate the past and present environmental condition and usage of the Real Estate and the operations conducted thereon. Based upon such assessments and/or investigation, the Borrowers have determined that:

     (a) None of any Borrower, any Guarantor, any of their respective Subsidiaries or any operator of the Real Estate or any portion thereof, or any operations thereon is in violation, or alleged violation, of any judgment, decree, order, law, license, rule or regulation pertaining to environmental matters, including without limitation, those arising under the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 as amended ("CERCLA"), the Superfund Amendments and Reauthorization Act of 1986 ("SARA"), the Federal Clean Water Act, the Federal Clean Air Act, the Toxic Substances Control Act, or any state or local statute, regulation, ordinance, order or decree relating to health, safety or the environment (hereinafter "Environmental

Laws"), which violation or alleged violation has, or its remediation would have, by itself or when aggregated with all such other violations or alleged violations, a material adverse effect on the environment or the business, assets or financial condition of any Borrower, any Guarantor or any of their respective Subsidiaries, or constitutes a Disqualifying Environmental Event with respect to any Unencumbered Property.

     (b) None of any Borrower, any Guarantor or any of their respective Subsidiaries has received notice from any third party, including, without limitation, any federal, state or local governmental authority, (i) that it has been identified by the United States Environmental Protection Agency ("EPA) as a potentially responsible party under CERCLA with respect to a site listed on the National Priorities List, 40 C.F.R. Part 300 Appendix B (1986), (ii) that any hazardous waste, as defined by 42 U.S.C. Section 6903(5), any hazardous substances as defined by 42 U.S.C. Section 9601(14), any pollutant or contaminant as defined by 42 U.S.C. Section 9601(33) or any toxic substances, oil or hazardous materials or other chemicals or substances regulated by any Environmental Laws ("Hazardous Substances") which it has generated, transported or disposed of has been found at any site at which a federal, state or local agency or other third party has conducted or has ordered that any Borrower, any Guarantor or any of their respective Subsidiaries conduct a remedial investigation, removal or other response action pursuant to any Environmental Law, or (iii) that it is or shall be a named party to any claim, action, cause of action, complaint, or legal or administrative proceeding (in each case, contingent or otherwise) arising out of any third party's incurrence of costs, expenses, losses or damages of any kind whatsoever in connection with the release of Hazardous Substances; which event described in any such notice would have a material adverse effect on the business, assets or financial condition of any Borrower, any Guarantor or any of their respective Subsidiaries, or constitutes a Disqualifying Environmental Event with respect to any Unencumbered Property.

     (c) Except as set forth on Schedule 6.18, (i) no portion of the Real Estate has been used for the handling, processing, storage or disposal of Hazardous Substances except in accordance with applicable Environmental Laws; and no underground tank or other underground storage receptacle for Hazardous Substances is located on any portion of any Real Estate except in accordance with applicable Environmental Laws, (ii) in the course of any activities conducted by the Borrowers, the Guarantors, their respective Subsidiaries or the operators of their respective properties, or any ground or space tenants on any Real Estate, no Hazardous Substances have been generated or are being used on such Real Estate except in accordance with applicable Environmental Laws, (iii) there has been no present or past releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing or dumping (a "Release") or threatened Release of Hazardous Substances on, upon, into or from the Real Estate, (iv) there have been no Releases on, upon, from or into any real property in the vicinity of any of the Real Estate which, through soil or groundwater contamination, may have come to be located on such Real Estate, and (v) any Hazardous Substances that have been generated on any of the Real Estate during ownership thereof by a Borrower or a Guarantor or any of their respective Subsidiaries have been transported off-site only by carriers having an identification number issued by the EPA, treated or disposed of only by treatment or disposal facilities maintaining valid permits as required under applicable Environmental Laws, which transporters and facilities have been and are, to the best of the Borrowers' knowledge, operating in compliance with such permits and applicable Environmental Laws; any of which events described in clauses (i) through (v) above would have a material adverse effect on the business, assets or financial condition of any Borrower, any Guarantor or any of their respective Subsidiaries, or constitutes a Disqualifying Environmental Event with respect to any Unencumbered Property. Notwithstanding that the representations contained herein are limited to the knowledge of the Borrowers, any such limitation shall not affect the covenants specified in Section 7.11 or elsewhere in this Agreement.

     (d) None of any Borrower, any Guarantor or any of the Real Estate is subject to any applicable Environmental Law requiring the performance of Hazardous Substances site assessments, or the removal or remediation of Hazardous Substances, or the giving of notice to any governmental agency or the recording or delivery to other Persons of an environmental disclosure document or statement, by virtue of the transactions set forth herein and contemplated hereby, or as a condition to the effectiveness of any other transactions contemplated hereby.

     Section 6.19. Subsidiaries. Schedule 6.19 sets forth all of the respective Subsidiaries of Sovran or SALP, and Schedule
6.19 will be updated to reflect any subsequent Guarantor and its Subsidiaries, if any.

     Section 6.20. Loan Documents. All of the representations and warranties of the Borrowers and the Guarantors made in this Agreement and in the other Loan Documents or any document or instrument delivered to the Agent or the Lenders pursuant to or in connection with any of such Loan Documents are true and correct in all material respects and do not include any untrue statement of a material fact or omit to state a material fact required to be stated or necessary to make such representations and warranties not materially misleading.

     Section 6.21. REIT Status. Sovran has not taken any action that would prevent it from maintaining its qualification as a REIT for its tax year ended December 31, 1997 or from maintaining such qualification at all times during the term of the Loans. Sovran is not a "pension held REIT" within the meaning of
Section 856(h)(3)(D) of the Code.

     Section 6.22.  Subsequent Guarantors.  The foregoing
representations and warranties in Section 6.3 through
Section 6.20, as the same are true, correct and applicable to Guarantors existing on the Closing Date, shall be true, correct and applicable to each subsequent Guarantor.

     Section 6.23. Trading Status. No security of Sovran traded on the New York Stock Exchange has been suspended from trading.

     Section 6.24.  Title Policies.  To the best of the
Borrowers' knowledge, except as set forth on Schedule 6.24 hereto, each of the Title Policies delivered to the Agent pursuant to Section 10.5 with respect to an Unencumbered Property remains true and correct in all material respects as of the Closing Date.

     Section 7. AFFIRMATIVE COVENANTS OF THE BORROWERS AND THE GUARANTORS. Each of the Borrowers for itself and on behalf of each of the Guarantors (if and to the extent expressly included in Subsections contained in this Section) covenants and agrees that, so long as any Loan or Note is outstanding or the Lenders have any obligation to make any Loans:

     Section 7.1. Punctual Payment. The Borrowers will duly and punctually pay or cause to be paid the principal and interest on the Loans and all interest, fees, charges and other amounts provided for in this Agreement and the other Loan Documents, all in accordance with the terms of this Agreement and the Notes, and the other Loan Documents.

     Section 7.2. Maintenance of Office. Each of the Borrowers and the Guarantors will maintain its chief executive office in Williamsville, New York, or at such other place in the contiguous United States of America as each of them shall designate upon written notice to the Agent to be delivered within five (5) days of such change, where notices, presentations and demands to or upon the Borrowers and the Guarantors, as the case may be, in respect of the Loan Documents may be given or made.

     Section 7.3. Records and Accounts. Each of the Borrowers and the Guarantors will (a) keep, and cause each of its Subsidiaries to keep, true and accurate records and books of account in which full, true and correct entries will be made in accordance with GAAP, (b) maintain adequate accounts and reserves for all taxes (including income taxes), contingencies, depreciation and amortization of its properties and the properties of its Subsidiaries and (c) at all times engage Ernst & Young LLP or other Accountants as the independent certified public accountants of Sovran, SALP and their respective Subsidiaries and will not permit more than thirty (30) days to elapse between the cessation of such firm's (or any successor firm's) engagement as the independent certified public accountants of Sovran, SALP and their respective Subsidiaries and the appointment in such capacity of a successor firm as Accountants.

     Section 7.4.   Financial Statements, Certificates and
Information.  The Borrowers will deliver to the Agent:

     (a) as soon as practicable, but in any event not later than ninety (90) days after the end of each of its fiscal years:

          (i) in the case of SALP, if prepared, the audited consolidated balance sheet of SALP and its subsidiaries at the end of such year, and the related audited consolidated statements of income, funds available for distribution and cash flows for the year then ended, in each case (except for cash flow statements) with supplemental consolidating schedules provided by SALP; and

          (ii) in the case of Sovran, the audited consolidated and consolidating (for Subsidiaries which own Real Estate, if any Subsidiary becomes the owner of Real Estate pursuant to Section 7.6 or Section 7.7 hereof) balance sheet of Sovran and its subsidiaries (including, without limitation, SALP and its subsidiaries) at the end of such year, and the related audited consolidated and consolidating (for Subsidiaries which own Real Estate, if any Subsidiary becomes the owner of Real Estate pursuant to
          Section 7.6 or Section 7.7 hereof) statements of income, funds available for distribution, and cash flows for the year then ended;

each setting forth in comparative form the figures for the previous fiscal year and all such statements to be in reasonable detail, prepared in accordance with GAAP, and, in each case, accompanied by an auditor's report prepared without qualification by the Accountants, together with a written statement from such Accountants to the effect that they have read a copy of this Agreement, and that, in making the examination necessary to said certification, they have obtained no knowledge of any default, Default, Event of Default or of any facts or circumstances that would cause Sovran not to continue to qualify as a REIT for federal income tax purposes, or, if such accountants shall have obtained knowledge of any then existing default, Default, Event of Default or such facts or circumstances, they shall make disclosure thereof in such statement;

     (b) as soon as practicable, but in any event not later than forty-five (45) days after the end of each of its fiscal quarters:

          (i) in the case of SALP, if prepared, copies of the unaudited consolidated balance sheet of SALP and its subsidiaries as at the end of such quarter, and the related unaudited consolidated statements of income, funds available for distribution and cash flows for the portion of SALP's fiscal year then elapsed, with supplemental consolidating schedules (except with respect to cash flow statements) provided by SALP; and

          (ii) in the case of Sovran, copies of the unaudited consolidated and consolidating (for Subsidiaries which own Real Estate, if any Subsidiary becomes the owner of Real Estate pursuant to Section 7.6 or Section 7.7 hereof) balance sheet of Sovran and its subsidiaries (including, without limitation, SALP and its subsidiaries) as at the end of such quarter, and the related unaudited consolidated and consolidating (for

          Subsidiaries which own Real Estate, if any Subsidiary becomes the owner of Real Estate pursuant to
          Section 7.6 or Section 7.7 hereof) statements of income, funds available for distribution and cash flows for the portion of Sovran's fiscal year then elapsed;

all in reasonable detail and prepared in accordance with GAAP, together with a certification by the principal financial officer of SALP or Sovran, as applicable, that the information contained in such financial statements fairly presents the financial position of SALP or Sovran (as the case may be) and its subsidiaries on the date thereof (subject to year-end adjustments);

     (c) simultaneously with the delivery of the financial statements referred to in subsections (a) and (b) above, a statement in the form of Exhibit D hereto signed by the chief financial officer of SALP or Sovran, as applicable, and (if applicable) reconciliations to reflect changes in GAAP since September 30, 1997; and, in the case of Sovran, setting forth in reasonable detail computations evidencing compliance with the covenants contained in Section 9 hereof;

     (d) promptly as they become available, a copy of each report (including any so-called management letters) submitted to any Borrower or any Guarantor or any of their respective subsidiaries by the Accountants in connection with each annual audit of the books of any Borrower or any Guarantor or such subsidiary by such Accountants or in connection with any interim audit thereof pertaining to any phase of the business of any Borrower or any Guarantor or any such subsidiary;

     (e) contemporaneously with the filing or mailing thereof, copies of all material of a financial nature sent to the holders of any Indebtedness of any Borrower or any Guarantor (other than the Loans) for borrowed money, to the extent that the information or disclosure contained in such material refers to or could reasonably be expected to have a material adverse effect on the business, assets, financial condition or prospects, or operations of any Borrower or any Guarantor;

     (f) contemporaneously with the filing or mailing thereof, copies of all material of a financial nature filed with the SEC or sent to the stockholders of Sovran;

     (g) as soon as practicable, but in any event not later than ninety (90) days after the end of each fiscal year of Sovran, copies of the Form 10-K statement filed by Sovran with the SEC for such fiscal year, and as soon as practicable, but in any event not later than forty-five (45) days after the end of each fiscal quarter of Sovran, copies of the Form 10-Q statement filed by Sovran with the SEC for such fiscal quarter; and

     (h) from time to time such other financial data and information about the Borrowers, the Guarantors, their respective Subsidiaries, the Real Estate and the Partially-Owned Entities which is prepared by such Person in the normal course of its business or is required for securities and tax law compliance as the Agent or any Lender may reasonably request, including without limitation occupancy information, existing environmental reports, and insurance certificates with respect to the Real Estate (including the Unencumbered Properties) and tax returns.

     Section 7.5.   Notices.

     (a) Defaults. Each Borrower will, and will cause each Guarantor, as applicable, to, promptly notify the Agent in writing of the occurrence of any default, Default or Event of Default. If any Person shall give any notice or take any other action in respect of (x) a claimed default (whether or not constituting a Default or an Event of Default) under this Agreement or (y) a claimed default by any Borrower, any Guarantor or any of their respective Subsidiaries, as applicable, under any note, evidence of Indebtedness, indenture or other obligation to which or with respect to which any of them is a party or obligor, whether as principal, guarantor or surety, and such default would permit the holder of such note or obligation or other evidence of Indebtedness to accelerate the maturity thereof or otherwise cause the entire Indebtedness to become due, such Borrower or such Guarantor, as the case may be, shall forthwith give written notice thereof to the Agent, describing the notice or action and the nature of the claimed failure to comply.

     (b) Environmental Events. Each Borrower will, and will cause each Guarantor to, promptly give notice in writing to the Agent (i) upon such Borrower's or such Guarantor's obtaining knowledge of any material violation of any Environmental Law regarding any Real Estate or such Borrower's or such Guarantor's operations or the operations of any of their Subsidiaries, (ii) upon such Borrower's or such Guarantor's obtaining knowledge of any known Release of any Hazardous Substance at, from, or into any Real Estate which it reports in writing or is reportable by it in writing to any governmental authority and which is material in amount or nature or which could materially affect the value of such Real Estate, (iii) upon such Borrower's or such Guarantor's receipt of any notice of material violation of any Environmental Laws or of any material Release of Hazardous Substances in violation of any Environmental Laws or any matter that may be a Disqualifying Environmental Event, including a notice or claim of liability or potential responsibility from any third party (including without limitation any federal, state or local governmental officials) and including notice of any formal inquiry, proceeding, demand, investigation or other action with regard to (A) such Borrower's or such Guarantor's or any other Person's operation of any Real Estate, (B) contamination on, from or into any Real Estate, or (C) investigation or remediation of off-site locations at which such Borrower or such Guarantor or any of its predecessors are alleged to have directly or indirectly disposed of Hazardous Substances, or (iv) upon such Borrower's or such Guarantor's obtaining knowledge that any expense or loss has been incurred by such governmental authority in connection with the assessment, containment, removal or remediation of any Hazardous Substances with respect to which such Borrower or such Guarantor or any Partially-Owned Entity may be liable or for which a lien may be imposed on any Real Estate; any of which events described in clauses (i) through (iv) above would have a material adverse effect on the business, assets or financial condition of any Borrower, any Guarantor or any of their respective Subsidiaries, or constitutes a Disqualifying Environmental Event with respect to any Unencumbered Property.

     (c) Notification of Claims against Unencumbered Properties. Each Borrower will, and will cause each Guarantor to, promptly upon becoming aware thereof, notify the Agent in writing of any setoff, claims, withholdings or other defenses to which any of the Unencumbered Properties are subject, which (i) would have a material adverse effect on (x) the business, assets or financial condition of any Borrower, any Guarantor or any of their respective Subsidiaries, or (y) the value of such Unencumbered Property, or (ii) with respect to such Unencumbered Property, constitute a Disqualifying Environmental Event, a Disqualifying Legal Event, a Disqualifying Building Event or a Lien which is not a Permitted Lien.

     (d) Notice of Litigation and Judgments. Each Borrower will, and will cause each Guarantor to, and the Borrowers will cause each of their respective Subsidiaries to, give notice to the Agent in writing within ten (10) days of becoming aware of any litigation or proceedings threatened in writing or any pending litigation and proceedings an adverse determination in which could materially affect any Borrower, any Guarantor or any of their respective Subsidiaries or any Unencumbered Property or to which any Borrower, any Guarantor or any of their respective Subsidiaries is or is to become a party involving an uninsured claim against any Borrower, any Guarantor or any of their respective Subsidiaries that could reasonably be expected to have a materially adverse effect on such Borrower or such Guarantor or their respective properties, business, assets, financial condition or prospects or on the value or operation of the Unencumbered Properties and stating the nature and status of such litigation or proceedings. Each Borrower will, and will cause each of the Guarantors and the Subsidiaries to, give notice to the Agent, in writing, in form and detail reasonably satisfactory to the Agent, within ten (10) days of any judgment not covered by insurance, final or otherwise, against any Borrower, any Guarantor or any of their Subsidiaries in an amount in excess of $100,000.

     (e) Acquisition of Real Estate. The Borrower Representative shall notify the Agent in writing within seven (7) days of the acquisition of any Real Estate by any Borrower, any Guarantor, any of their respective Subsidiaries or any Partially-Owned Entity (whether or not such acquisition was made with proceeds of the Loans), which notice shall include, with respect to such Real Estate, its owner (if other than SALP), its address, a brief description, a summary of occupancy levels, a proforma and historic (if available) income statement and a summary of the key business terms of such acquisition (including sources and uses of funds for such acquisition), a summary of the principal terms of any financing for such Real Estate, and a statement as to whether such Real Estate qualifies as an Unencumbered Property.

     Section 7.6. Existence of SALP, Holdings and Subsidiary Guarantors; Maintenance of Properties. SALP for itself and for Holdings and each Subsidiary Guarantor (insofar as any such statements relate to Holdings or such Subsidiary Guarantor) will do or cause to be done all things necessary to, and shall, preserve and keep in full force and effect its existence as a limited partnership, corporation or another legally constituted entity, and will do or cause to be done all things necessary to preserve and keep in full force all of its rights and franchises and those of its Subsidiaries, and will not, and will not cause or permit any of its Subsidiaries to, convert to a limited liability company or a limited liability partnership. SALP shall be the owner of substantially all of the Real Estate owned by the Borrowers and their respective Subsidiaries and shall not permit any Subsidiary of any Borrower to own any Real Estate without the prior written consent of the Required Lenders, and then only in specific circumstances outside of the ordinary course of business. In any such case, such Subsidiary shall be wholly-owned by Sovran or SALP and shall become a Subsidiary Guarantor. SALP (a) will cause all necessary repairs, renewals, replacements, betterments and improvements to be made to all Real Estate owned or controlled by it or by any of its Subsidiaries or any Subsidiary Guarantor, all as in the judgment of SALP or such Subsidiary or such Subsidiary Guarantor may be necessary so that the business carried on in connection therewith may be properly conducted at all times, subject to the terms of the applicable Leases and partnership agreements or other entity charter documents, (b) will cause all of its other properties and those of its Subsidiaries and the Subsidiary Guarantors used or useful in the conduct of its business or the business of its Subsidiaries or such Subsidiary Guarantor to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment, and (c) will, and will cause each of its Subsidiaries and each Subsidiary Guarantor to, continue to engage exclusively in the business of owning and operating self storage facilities, which self storage facilities shall be known primarily as "Uncle BoB's Self Storage"; provided that nothing in this Section 7.6 shall prevent any Borrower from discontinuing the operation and maintenance of any of its properties or any of those of its Subsidiaries if such discontinuance is, in the judgment of SALP, desirable in the conduct of its or their business and such discontinuance does not cause a Default or an Event of Default hereunder and does not in the aggregate materially adversely affect the business of the Borrowers and their respective Subsidiaries on a consolidated basis. Holdings shall at all times be a wholly-owned Subsidiary of Sovran and the sole general partner of SALP.

     Section 7.7. Existence of Sovran; Maintenance of REIT Status of Sovran; Maintenance of Properties. Sovran will do or cause to be done all things necessary to preserve and keep in full force and effect its existence as a Maryland corporation. Sovran will at all times maintain its status as a REIT and not to take any action which could lead to its disqualification as a REIT. Sovran shall at all times maintain its listing on the New York Stock Exchange. Sovran will continue to operate as a fully-integrated, self-administered and self-managed real estate investment trust which, together with its Subsidiaries (including, without limitation SALP) owns and operates an improved property portfolio comprised exclusively of self-storage facilities. Sovran will not engage in any business other than the business of acting as a REIT and serving as a limited partner of SALP and as a member, partner or stockholder of other Persons as permitted by this Agreement. Sovran shall conduct all or substantially all of its business operations through SALP, and shall not own real estate assets outside of its interests in SALP. Sovran shall cause SALP to own substantially all of the Real Estate owned by the Borrowers and their respective Subsidiaries and shall not permit any Subsidiary of any Borrower to become the owner of any Real Estate without the prior written consent of the Required Lenders, and then only in specific circumstances outside of the ordinary course of business. In any such case, such Subsidiary shall be wholly-owned by Sovran or SALP and shall become a Subsidiary Guarantor. Sovran shall do or cause to be done all things necessary to preserve and keep in full force all of its rights and franchises and those of its Subsidiaries. Sovran shall (a) cause all of its properties and those of its Subsidiaries used or useful in the conduct of its business or the business of its Subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment, (b) cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of Sovran may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times, and (c) cause SALP and each of its Subsidiaries to continue to engage exclusively in the business of owning and operating self storage facilities, which self-storage facilities shall be known primarily as "Uncle BoB's Self Storage"; provided that nothing in this Section 7.7 shall prevent Sovran from discontinuing the operation and maintenance of any of its properties or any of those of its Subsidiaries if such discontinuance is, in the judgment of Sovran, desirable in the conduct of its or their business and such discontinuance does not cause a Default or an Event of Default hereunder and does not in the aggregate materially adversely affect the business of Sovran and its Subsidiaries on a consolidated basis.

     Section 7.8. Insurance. Each Borrower will, and will cause each Guarantor to, maintain with respect to its properties, and will cause each of its Subsidiaries to maintain with financially sound and reputable insurers, insurance with respect to such properties and its business against such casualties and contingencies as shall be in accordance with the general practices of businesses having similar operations and real estate portfolios in similar geographic areas and in amounts, containing such terms, in such forms and for such periods as may be reasonable and prudent.

     Section 7.9. Taxes. Each Borrower will, and will cause each Guarantor to, pay or cause to be paid real estate taxes, other taxes, assessments and other governmental charges against the Real Estate before the same become delinquent and will duly pay and discharge, or cause to be paid and discharged, before the same shall become overdue, all taxes, assessments and other governmental charges imposed upon its sales and activities, or any part thereof, or upon the income or profits therefrom, as well as all claims for labor, materials, or supplies that if unpaid might by law become a lien or charge upon any of the Real Estate; provided that any such tax, assessment, charge, levy or claim need not be paid if the validity or amount thereof shall currently be contested in good faith by appropriate proceedings and if such Borrower or such Guarantor shall have set aside on its books adequate reserves with respect thereto; and provided further that such Borrower or such Guarantor will pay all such taxes, assessments, charges, levies or claims forthwith upon the commencement of proceedings to foreclose any lien that may have attached as security therefor. If requested by the Agent, the Borrowers will provide evidence of the payment of real estate taxes, other taxes, assessments and other governmental charges against the Real Estate in the form of receipted tax bills or other form reasonably acceptable to the Agent.

     Section 7.10. Inspection of Properties and Books. Each Borrower will, and will cause each Guarantor to, permit the Lenders, through the Agent or any of the Lenders' other designated representatives, to visit and inspect any of the properties of any Borrower, any Guarantor or any of their respective Subsidiaries, to examine the books of account of the Borrowers, the Guarantors and their respective Subsidiaries (and to make copies thereof and extracts therefrom) and to discuss the affairs, finances and accounts of the Borrowers, the Guarantors and their respective Subsidiaries with, and to be advised as to the same by, its officers, all at such reasonable times and intervals as the Agent may reasonably request; provided that the Borrowers shall only be responsible for the costs and expenses incurred by the Agent in connection with such inspections after the occurrence and during the continuance of an Event of Default. The Agent and each Lender agrees to keep any non-public information delivered or made available by the Borrowers to it confidential from anyone other than persons employed or retained by the Agent or such Lender (including, without limitation, employees, officers, attorneys and other advisors) who, in the reasonable determination of the Agent or such Lender, reasonably need to know such information and who are or are expected to become engaged in evaluating, approving, structuring or administering the Loans or rendering legal advice in connection with the Loans; provided such employees, officers, attorneys and other advisors agree to keep such information confidential in accordance with this Section 7.10; and provided further that nothing herein shall prevent the Agent or any Lender or persons employed or retained by the Agent or such Lender from disclosing such information (i) to any other Lender, (ii) to any other person if reasonably incidental to the administration of the Loans, (iii) upon the order of any court or administrative agency, (iv) upon the request or demand of any regulatory agency or authority, (v) which has been publicly disclosed other than as a result of a disclosure by the Agent or any Lender which is not permitted by this Agreement, (vi) in connection with any litigation to which the Agent, any Lender, or their respective

Affiliates may be a party, (vii) to the extent reasonably required in connection with the exercise of any remedy hereunder,
(viii) to the Agent's or such Lender's Affiliates, legal counsel and independent auditors, (ix) to any actual or proposed participant or Eligible Assignee of all or part of its rights hereunder, and (x) as otherwise required by law.

     Section 7.11. Compliance with Laws, Contracts, Licenses, and Permits. Each Borrower will, and will cause each Guarantor to, comply with, and will cause each of their respective Subsidiaries to comply with (a) all applicable laws and regulations now or hereafter in effect wherever its business is conducted, including, without limitation, all Environmental Laws and all applicable federal and state securities laws, (b) the provisions of its partnership agreement and certificate or corporate charter and other charter documents and by-laws, as applicable, (c) all material agreements and instruments to which it is a party or by which it or any of its properties may be bound (including the Real Estate and the Leases) and (d) all applicable decrees, orders, and judgments. If at any time while any Loan or Note is outstanding or the Lenders have any obligation to make Loans hereunder, any Permit shall become necessary or required in order that any Borrower may fulfill any of its obligations hereunder, the Borrowers and the Guarantors will immediately take or cause to be taken all reasonable steps within the power of the Borrowers or the Guarantors, as applicable, to obtain such Permit and furnish the Agent with evidence thereof.

     Section 7.12. Use of Proceeds. Subject at all times to the other provisions of this Agreement, the Borrowers will use the proceeds of the Loans solely to finance (a) the acquisition, renovation and construction of self storage facilities, (b) the repayment of Indebtedness, and (c) general working capital needs.

     Section 7.13. Acquisition of Unencumbered Properties. In addition to the requirements of Section 7.5(e), the Borrowers shall, within seven (7) Business Days of the acquisition of an Unencumbered Property or the qualification of any Real Estate as an Unencumbered Property, deliver to the Agent a copy of the Title Policy and the final environmental site assessment for such Unencumbered Property. Such Title Policies and environmental site assessments, as well as insurance certificates, shall not be forwarded to the Lenders by the Agent, but shall be available for inspection by the Lenders at the Agent's Head Office.

     Section 7.14.  Additional Guarantors; Solvency of
Guarantors.

     (a) If, after the Closing Date, a Subsidiary of any Borrower acquires any Real Estate in accordance with Section 7.6 and Section 7.7 that otherwise qualifies as an Unencumbered Property but is owned by a Person other than a then Borrower or Guarantor, the Borrowers shall cause such Person (which Person must be or become a wholly-owned Subsidiary of SALP or Sovran) to execute and deliver a Guaranty to the Agent and the Lenders in substantially the form of Exhibit B hereto prior to such Real

Estate's becoming an Unencumbered Property hereunder.  Such
Guaranty shall evidence consideration and equivalent value.  The
Borrowers will not permit any Guarantor that owns any Unencumbered Properties to have any Subsidiaries.

     (b) The Borrowers shall cause each of the Subsidiary Guarantors to remain solvent and shall provide each of the Subsidiary Guarantors with such funds and assets as such Subsidiary Guarantor shall require in the operation of its business, all in consideration of such Guarantor's execution and delivery of its Guaranty.

     Section 7.15. Further Assurances. Each Borrower will, and will cause each Guarantor to, cooperate with, and to cause each of its Subsidiaries to cooperate with, the Agent and the Lenders and execute such further instruments and documents as the Lenders or the Agent shall reasonably request to carry out to their satisfaction the transactions contemplated by this Agreement and the other Loan Documents.

     Section 7.16. Form of Lease. The Borrowers shall cause every lease for self storage space at an Unencumbered Property to be substantially in the form of Schedule 7.16 with such changes as required by applicable law or competitive market conditions generally applicable to self storage facilities in the market of such Unencumbered Property.

     Section 7.17. Environmental Indemnification. The Borrowers jointly and severally covenant and agree that they will indemnify and hold the Agent and each Lender, and each of their respective Affiliates, harmless from and against any and all claims, expense, damage, loss or liability incurred by the Agent or any Lender (including all reasonable costs of legal representation incurred by the Agent or any Lender, but excluding, as applicable, for the Agent or a Lender any claim, expense, damage, loss or liability as a result of the gross negligence or willful misconduct of the Agent or such Lender or any of their respective Affiliates) relating to (a) any Release or threatened Release of Hazardous Substances on any Real Estate; (b) any violation of any Environmental Laws with respect to conditions at any Real Estate or the operations conducted thereon; (c) the investigation or remediation of off-site locations at which any Borrower, any Guarantor or any of their respective Subsidiaries or their predecessors are alleged to have directly or indirectly disposed of Hazardous Substances; or (d) any action, suit, proceeding or investigation brought or threatened with respect to any Hazardous Substances relating to Real Estate (including, but not limited to, claims with respect to wrongful death, personal injury or damage to property). It is expressly acknowledged by each Borrower that this covenant of indemnification shall survive the payment of the Loans and shall inure to the benefit of the Agent and the Lenders and their respective Affiliates, their respective successors, and their respective assigns under the Loan Documents permitted under this Agreement.

     Section 7.18. Response Actions. Each Borrower covenants and agrees that if any Release or disposal of Hazardous Substances shall occur or shall have occurred on any Real Estate owned by it or any of its Subsidiaries, such Borrower will cause the prompt containment and removal of such Hazardous Substances and remediation of such Real Estate as necessary to comply with all Environmental Laws or to preserve the value of such Real Estate.

     Section 7.19. Environmental Assessments. If the Required Lenders have reasonable grounds to believe that a Disqualifying Environmental Event has occurred with respect to any Unencumbered Property, after reasonable notice by the Agent, whether or not a Default or an Event of Default shall have occurred, the Required Lenders may determine that the affected Real Estate no longer qualifies as an Unencumbered Property; provided that prior to making such determination, the Agent shall give the Borrower Representative reasonable notice and the opportunity to obtain one or more environmental assessments or audits of such Unencumbered Property prepared by a hydrogeologist, an independent engineer or other qualified consultant or expert approved by the Agent, which approval will not be unreasonably withheld, to evaluate or confirm (i) whether any Release of Hazardous Substances has occurred in the soil or water at such Unencumbered Property and (ii) whether the use and operation of such Unencumbered Property materially complies with all Environmental Laws (including not being subject to a matter that is a Disqualifying Environmental Event). Such assessment will then be used by the Agent to determine whether a Disqualifying Environmental Event has in fact occurred with respect to such Unencumbered Property. All such environmental assessments shall be at the sole cost and expense of the Borrowers.

     Section 7.20.  Employee Benefit Plans.

     (a) In General. Each Employee Benefit Plan maintained by any Borrower, any Guarantor or any of their respective ERISA
Affiliates will be operated in compliance in all material respects with the provisions of ERISA and, to the extent applicable, the Code, including but not limited to the provisions thereunder respecting prohibited transactions.

     (b) Terminability of Welfare Plans. With respect to each Employee Benefit Plan maintained by any Borrower, any Guarantor or any of their respective ERISA Affiliates which is an employee welfare benefit plan within the meaning of Section 3(1) or
Section 3(2)(B) of ERISA, such Borrower, such Guarantor, or any of their respective ERISA Affiliates, as the case may be, has the right to terminate each such plan at any time (or at any time subsequent to the expiration of any applicable bargaining agreement) without liability other than liability to pay claims incurred prior to the date of termination.

     (c) Unfunded or Underfunded Liabilities. The Borrowers will not, and will not permit any Guarantor to, at any time, have accruing or accrued unfunded or underfunded liabilities with respect to any Employee Benefit Plan, Guaranteed Pension Plan or Multiemployer Plan, or permit any condition to exist under any Multiemployer Plan that would create a withdrawal liability.

     Section 7.21. No Amendments to Certain Documents. The Borrowers will not, and will not permit any Guarantor to, at any time cause or permit its certificate of limited partnership, agreement of limited partnership, articles of incorporation, by-laws or other charter documents, as the case may be, to be modified, amended or supplemented in any respect whatever, without (in each case) the express prior written consent or approval of the Required Lenders, if such changes would affect Sovran's REIT status or otherwise materially adversely affect the rights of the Agent and the Lenders hereunder or under any other Loan Document.

     Section 7.22. Exclusive Credit Facility. The Borrowers will at all times use this Agreement as the Borrower's exclusive revolving credit agreement and will not at any time during the term of this Agreement permit any other revolving credit agreement to be maintained by any Borrower or any Guarantor.

     Section 7.23. Management. Except by reason of death or incapacity, at least two (2) of the Key Management Individuals (as hereinafter defined) shall remain active in the executive and/or operational management, in their current positions and with their current responsibilities (or more senior positions with requisite greater responsibilities), of Sovran; provided, however, if at least two (2) of the Key Management Individuals are not so active in such positions and with such responsibilities (except by reason of death or incapacity as aforesaid), then within ninety (90) days of the occurrence of such event, Sovran shall propose and appoint such individual(s) of comparable experience, reputation and otherwise reasonably acceptable to the Required Lenders to such position(s) such that, after such appointment, such acceptable replacement individuals, together with the Key Management Individuals remaining so active with Sovran in such positions and with such responsibilities, total at least two (2). For purposes hereof, "Key Management Individuals" shall mean and include Robert J. Attea, Kenneth F. Myszka and David L. Rogers.

     Section 8. CERTAIN NEGATIVE COVENANTS OF THE BORROWERS AND THE GUARANTORS. Each Borrower for itself and on behalf of the Guarantors covenants and agrees that, so long as any Loan or
Note is outstanding or any of the Lenders has any obligation to make any Loans:

     Section 8.1.   Restrictions on Indebtedness.

     The Borrowers and the Guarantors may, and may permit their respective Subsidiaries to, create, incur, assume, guarantee or be or remain liable for, contingently or otherwise, any Indebtedness other than the specific Indebtedness which is prohibited under this Section 8.1 and with respect to which each of the Borrowers and the Guarantors will not, and will not permit any Subsidiary to, create, incur, assume, guarantee or be or remain liable for, contingently or otherwise, singularly or in the aggregate as follows:

     (a) Indebtedness (excluding the Obligations) which is incurred under a revolving credit facility or line of credit with another financial institution;

     (b) Indebtedness which would result in a Default or Event of Default under Section 9 hereof or under any other provision of this Agreement;

     (c) An aggregate amount in excess of $1,000,000 at any one time in respect of taxes, assessments, governmental charges or levies and claims for labor, materials and supplies for which payment therefor is required to be made in accordance with the provisions of Section 7.9 and has not been timely made;

     (d) An aggregate amount in excess of $1,000,000 at any one time in respect of uninsured judgments or awards, with respect to which the applicable periods for taking appeals have expired, or with respect to which final and unappealable judgments or awards have been rendered; and

     (e) Current unsecured liabilities incurred in the ordinary course of business, which (i) are overdue for more than sixty
(60) days, (ii) exceed $1,000,000 in the aggregate at any one time, and (iii) are not being contested in good faith.

     The terms and provisions of this Section 8.1 are in addition to, and not in limitation of, the covenants set forth in
Section 9 of this Agreement.

     Notwithstanding anything contained herein to the contrary, the Borrowers and the Guarantors will not, and will not permit any Subsidiary to, incur any Indebtedness for borrowed money which, together with other Indebtedness for borrowed money incurred by any Borrower, any Guarantor, and any Subsidiary since the date of the most recent compliance certificate delivered to the Agent in accordance with this Agreement, exceeds $5,000,000 in the aggregate unless the Borrowers shall have delivered a compliance certificate in the form of Exhibit D hereto to the Agent evidencing covenant compliance at the time of delivery of the certificate and on a pro-forma basis after giving effect to such proposed Indebtedness.

     Section 8.2. Restrictions on Liens, Etc. None of any Borrower, any Guarantor, any Operating Subsidiary and any wholly-owned Subsidiary will: (a) create or incur or suffer to be created or incurred or to exist any lien, encumbrance, mortgage, pledge, charge, restriction or other security interest of any kind upon any of its property or assets of any character whether now owned or hereafter acquired, or upon the income or profits therefrom; (b) transfer any of such property or assets or the income or profits therefrom for the purpose of subjecting the same to the payment of Indebtedness or performance of any other obligation in priority to payment of its general creditors; (c) acquire, or agree or have an option to acquire, any property or assets upon conditional sale or other title retention or purchase money security agreement, device or arrangement; (d) suffer to exist for a period of more than thirty (30) days after the same shall have been incurred any Indebtedness or claim or demand against it that if unpaid might by law or upon bankruptcy or insolvency, or otherwise, be given any priority whatsoever over its general creditors; or (e) sell, assign, pledge or otherwise transfer any accounts, contract rights, general intangibles, chattel paper or instruments, with or without recourse (the foregoing items (a) through (e) being sometimes referred to in this Section 8.2 collectively as "Liens"), provided that the Borrowers, the Guarantors and any Subsidiary may create or incur or suffer to be created or incurred or to exist:

          (i) Liens securing taxes, assessments, governmental charges or levies or claims for labor, material and supplies, the Indebtedness with respect to which is not prohibited by
Section 8.1(d);

         (ii) deposits or pledges made in connection with, or to secure payment of, worker's compensation, unemployment insurance, old age pensions or other social security obligations; and deposits with utility companies and other similar deposits made in the ordinary course of business;

        (iii)  Liens (other than affecting the Unencumbered
Properties) in respect of judgments or awards, the Indebtedness with respect to which is not prohibited by Section 8.1(e);

         (iv) encumbrances on properties consisting of easements, rights of way, covenants, restrictions on the use of real property and defects and irregularities in the title thereto; landlord's or lessor's Liens under Leases to which any Borrower, any Guarantor, or any Subsidiary is a party or bound; purchase options granted at a price not less than the market value of such property; and other minor Liens or encumbrances on properties, none of which interferes materially and adversely with the use of the property affected in the ordinary conduct of the business of the owner thereof, and which matters (x) do not individually or in the aggregate have a material adverse effect on the business of any Borrower, any Guarantor or any of their respective Subsidiaries or (xx) do not make title to such property unmarketable by the conveyancing standards in effect where such property is located;

          (v) any Leases (excluding "synthetic leases") entered into good faith with Persons that are not Affiliates; provided that Leases with Affiliates on market terms and with monthly market rent payments required to be paid are Permitted Liens;

         (vi) Liens and other encumbrances or rights of others which exist on the date of this Agreement and which do not otherwise constitute a breach of this Agreement; provided that nothing in this clause (vi) shall be deemed or construed to permit an Unencumbered Property to be subject to a Lien to secure Indebtedness;

        (vii) as to Real Estate which are acquired after the date of this Agreement, Liens and other encumbrances or rights of others which exist on the date of acquisition and which do not otherwise constitute a breach of this Agreement; provided that nothing in this clause (vii) shall be deemed or construed to permit an Unencumbered Property to be subject to a Lien to secure Indebtedness;

       (viii) Liens affecting the Unencumbered Properties in respect of judgments or awards that have been in force for less than the applicable period for taking an appeal, so long as execution is not levied thereunder or in respect of which, at the time, a good faith appeal or proceeding for review is being prosecuted, and in respect of which a stay of execution shall have been obtained pending such appeal or review; provided that the Borrowers shall have obtained a bond or insurance with respect thereto to the Agent's reasonable satisfaction, and, provided further, such Lien does not constitute a Disqualifying Environmental Event, a Disqualifying Building Event or a Disqualifying Legal Event;

         (ix) Liens securing Indebtedness for the purchase price of capital assets (other than Real Estate but including
Indebtedness in respect of Capitalized Leases for equipment and other equipment leases) to the extent not otherwise prohibited by
Section 8.1; and

          (x)  other Liens (other than affecting the Unencumbered
Properties) in connection with any Indebtedness permitted under
Section 8.1 which do not otherwise result in a Default or Event of Default under this Agreement.

     Notwithstanding the foregoing provisions of this
Section 8.2, the failure of any Unencumbered Property to comply with the covenants set forth in this Section 8.2 shall result in such Unencumbered Property's disqualification as Unencumbered Property under this Agreement, but such disqualification shall not by itself constitute a Default or Event of Default, unless such disqualification causes a Default or an Event of Default under another provision of this Agreement.

     Section 8.3.   Restrictions on Investments.  None of any
Borrower, any Guarantor, or any Subsidiary will make or permit to exist or to remain outstanding any Investment except Investments in:

     (a) marketable direct or guaranteed obligations of the United States of America that mature within one (1) year from the date of purchase;

     (b) demand deposits, certificates of deposit, bankers acceptances and time deposits of United States banks having total assets in excess of $1,000,000,000;

     (c) securities commonly known as "commercial paper" issued by a corporation organized and existing under the laws of the United States of America or any state thereof that at the time of purchase have been rated and the ratings for which are not less than "P 1" if rated by Moody's, and not less than "A 1" if rated by S&P;

     (d)  Investments existing on the Closing Date and listed on
Schedule 8.3(d) hereto;

     (e) So long as no Default or Event of Default has occurred and is continuing or would occur after giving effect thereto, acquisitions of Real Estate consisting of self storage facilities and the equity of Persons whose primary operations consist of the ownership, development, operation and management of self storage facilities; provided, however that (i) the Borrowers shall not, and shall not permit any Guarantor or any of its Subsidiaries to, acquire any such Real Estate without the prior written consent of the Agent if the environmental investigation for such Real Estate determines that the potential environmental remediation costs and other environmental liabilities associated with such Real Estate exceed $200,000; and (ii) the Borrowers shall not permit any of their Subsidiaries which is not a Borrower or a Guarantor, or which does not become a Borrower or a Guarantor, to acquire any Unencumbered Property, and in all cases such Guarantor shall be a wholly-owned Subsidiary of SALP or Sovran;

     (f) any Investments now or hereafter made in any Subsidiary;

     (g) Investments in respect of (1) equipment, inventory and other tangible personal property acquired in the ordinary course of business, (2) current trade and customer accounts receivable for services rendered in the ordinary course of business and payable in accordance with customary trade terms, (3) advances to employees for travel expenses, drawing accounts and similar expenditures, and (4) prepaid expenses made in the ordinary course of business;

     (h) any other Investments made in the ordinary course of business and consistent with past business practices;

     (i)  interest rate hedges in connection with Indebtedness;
and

     (j) shares of so-called "money market funds" registered with the SEC under the Investment Company Act of 1940 which maintain a level per- share value, invest principally in marketable direct or guaranteed obligations of the United States of America and agencies and instrumentalities thereof, and have total assets in excess of $50,000,000.

     Section 8.4.   Merger, Consolidation and Disposition of
Assets.

     None of any Borrower, any Guarantor, any Operating
Subsidiary or any wholly-owned Subsidiary will:

     (a) Become a party to any merger, consolidation or reorganization without the prior written consent of the Lenders, except that so long as no Default or Event of Default has occurred and is continuing, or would occur after giving effect thereto, the merger, consolidation or reorganization of one or more Persons with and into any Borrower, any Guarantor, or any wholly-owned Subsidiary, shall be permitted if such action is not hostile, any Borrower, any Guarantor, or any wholly-owned Subsidiary, as the case may be, is the surviving entity and such merger, consolidation or reorganization does not cause a breach of Section 7.23; provided that for any such merger, consolidation or reorganization (other than (w) the merger or consolidation of one or more Subsidiaries of SALP with and into SALP, (x) the merger or consolidation of two or more Subsidiaries of SALP, (y) the merger or consolidation of one or more Subsidiaries of Sovran with and into Sovran, or (z) the merger or consolidation of two or more Subsidiaries of Sovran), the Borrowers shall provide to the Agent a statement in the form of Exhibit D hereto signed by the chief financial officer or treasurer of the Borrower Representative and setting forth in reasonable detail computations evidencing compliance with the covenants contained in Section 9 hereof and certifying that no Default or Event of Default has occurred and is continuing, or would occur and be continuing after giving effect to such merger, consolidation or reorganization and all liabilities, fixed or contingent, pursuant thereto;

     (b) Sell, transfer or otherwise dispose of (collectively and individually, "Sell" or a "Sale") or grant a Lien to secure Indebtedness (an "Indebtedness Lien") on any of its now owned or hereafter acquired assets without obtaining the prior written consent of the Required Lenders except for:

          (i) the Sale of or granting of an Indebtedness Lien on any Unencumbered Property so long as no Default or Event of Default has then occurred and is continuing, or would occur and be continuing after giving effect to such Sale or Indebtedness Lien; provided, that prior to any Sale of any Unencumbered Property or the granting of an Indebtedness Lien on any Unencumbered Property under this clause (i), the Borrowers shall provide to the Agent a statement in the form of Exhibit D hereto signed by the chief financial officer or treasurer of the Borrower Representative and setting forth in reasonable detail computations evidencing compliance with the covenants contained in Section 9 hereof and certifying that no Default or Event of Default has occurred and is continuing, or would occur and be continuing after giving effect to such proposed Sale or Indebtedness Lien and all liabilities, fixed or contingent, pursuant thereto; and

          (ii) the Sale of or the granting of an Indebtedness Lien on any of its now owned or hereafter acquired assets (other than any Unencumbered Property) so long as no Event of Default has then occurred and is continuing and no Default or Event of Default would occur and be continuing after giving effect to such Sale or Indebtedness Lien and all other Sales (to be) made and Indebtedness Liens (to be) granted under this clause (ii); provided, that (x) if such Sale or Indebtedness Lien is made or granted under this clause (ii) while a Default is continuing, such Sale or Indebtedness Lien (together with other Sales and Indebtedness Liens under this clause (ii)) cures (or would cure) such Default before it becomes an Event of Default,
     (y) if multiple Sales or grantings of Indebtedness Liens are undertaken pursuant to the foregoing subclause (x) to cure a Default, the Borrowers shall apply the net proceeds of each such Sale or Indebtedness Lien remaining after application to such cure to the repayment of the Revolving Credit Loans until such Default has been fully cured, and (z) prior to the Sale of any asset or the granting of an Indebtedness Lien on any asset under this clause (ii), the Borrowers shall provide to the Agent a statement in the form of Exhibit D hereto signed by the chief financial officer or treasurer of the Borrower Representative and setting forth in reasonable detail computations evidencing compliance with the covenants contained in Section 9 hereof and certifying that no Default or Event of Default would occur and be continuing after giving effect to all such proposed Sales or Indebtedness Liens and all liabilities, fixed or contingent, pursuant thereto.

     Section 8.5. Sale and Leaseback. The Borrowers will not, and will not permit any Guarantor or any of their respective Subsidiaries to, enter into any arrangement, directly or indirectly, whereby any Borrower, any Guarantor or any of their respective Subsidiaries shall sell or transfer any property owned by it in order then or thereafter to lease such property.

     Section 8.6. Compliance with Environmental Laws. None of any Borrower, any Guarantor, or any Subsidiary will do any of the following: (a) use any of the Real Estate or any portion thereof as a facility for the handling, processing, storage or disposal of Hazardous Substances except for quantities of Hazardous Substances used in the ordinary course of business and in compliance with all applicable Environmental Laws, (b) cause or permit to be located on any of the Real Estate any underground tank or other underground storage receptacle for Hazardous Substances except in full compliance with Environmental Laws, (c) generate any Hazardous Substances on any of the Real Estate except in full compliance with Environmental Laws, or (d) conduct any activity at any Real Estate or use any Real Estate in any manner so as to cause a Release or a violation of any Environmental Law; provided that a breach of this covenant shall result in the exclusion of the affected Real Estate from the calculation of the covenants set forth in Section 9, but shall only constitute an Event of Default under Section 12.1(c) hereof if such breach has a material adverse effect on the Borrowers and their Subsidiaries, taken as a whole, or materially impairs the ability of the Borrowers to fulfill their obligations to the Lenders under this Agreement.

     Section 8.7. Distributions. (a) The Borrowers will not in any period of four (4) consecutive completed fiscal quarters make
(i) Distributions in such period in excess of 90% of Funds From Operations for such period or (ii) any Distributions during any period when any Event of Default has occurred and is continuing; provided, however, that the Borrowers may at all times make Distributions to the extent (after taking into account all available funds of Sovran from all other sources) required in order to enable Sovran to continue to qualify as a REIT. In the event that Sovran or SALP raises equity during the term of this Agreement, the permitted percentage of Distributions will be adjusted based on the total declared distribution per share and partnership units over the most recent four (4) quarters to Funds From Operations per weighted average share and partnership unit based on the most recent four (4) quarters.

     (b) Sovran will not, during any period when any Event of Default has occurred and is continuing, make any Distributions in excess of the Distributions required to be made by Sovran in order to maintain its status as a REIT.

     Section 8.8.   Employee Benefit Plans.  None of any
Borrower, any Guarantor or any ERISA Affiliate will

     (a) engage in any "prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Code which could result in a material liability for any Borrower, any Guarantor or any of their respective Subsidiaries; or

     (b) permit any Guaranteed Pension Plan to incur an "accumulated funding deficiency", as such term is defined in
Section 302 of ERISA, whether or not such deficiency is or may be waived; or

     (c) fail to contribute to any Guaranteed Pension Plan to an extent which, or terminate any Guaranteed Pension Plan in a manner which, could result in the imposition of a lien or encumbrance on the assets of any Borrower, any Guarantor or any of their respective Subsidiaries pursuant to Section 302(f) or
Section 4068 of ERISA; or

     (d) amend any Guaranteed Pension Plan in circumstances requiring the posting of security pursuant to Section 307 of ERISA or Section 401(a)(29) of the Code; or

     (e) permit or take any action which would result in the aggregate benefit liabilities (with the meaning of Section 4001 of ERISA) of all Guaranteed Pension Plans exceeding the value of the aggregate assets of such Plans, disregarding for this purpose the benefit liabilities and assets of any such Plan with assets in excess of benefit liabilities.

     Section 8.9. Fiscal Year. The Borrowers will not, and will not permit the Guarantors or any of their respective
Subsidiaries to, change the date of the end of its fiscal year from that set forth in Section 6.5.

     Section 8.10. Amsdell Litigation. The Borrower will not, and will not permit, release of the indemnifications relating to the litigation of Robert Amsdell described on Schedule 6.7 or the collateral for such indemnification as described on Schedule 6.7.

     Section 8.11. Negative Pledge. From and after the date hereof, neither any Borrower nor any Guarantor will, and will not permit any Subsidiary to, enter into any agreement containing any provision prohibiting the creation or assumption of any Lien upon its properties (other than prohibitions on liens for particular assets (other than an Unencumbered Property) set forth in a security instrument in connection with Indebtedness for such assets and the granting or effect of such liens does not otherwise constitute a Default or Event of Default), revenues or assets, whether now owned or hereafter acquired, or restricting the ability of the Borrowers or the Guarantors to amend or modify this Agreement or any other Loan Document.

     Section 9. FINANCIAL COVENANTS OF THE BORROWERS. Each of the Borrowers covenants and agrees that, so long as any Loan or Note is outstanding or any Lender has any obligation to make any Loan:

     Section 9.1. Leverage Ratio. As at the end of any fiscal quarter or other date of measurement, the Borrowers shall not permit Consolidated Total Liabilities to exceed 50% of Consolidated Capitalized Value.

     Section 9.2. Secured Indebtedness. As at the end of any fiscal quarter or other date of measurement, the Borrowers shall not permit Consolidated Secured Indebtedness to exceed 25% of Consolidated Capitalized Value.

     Section 9.3. Tangible Net Worth. As at the end of any fiscal quarter or any other date of measurement, the Borrowers shall not permit Consolidated Tangible Net Worth to be less than the sum of (a) $200,000,000 plus (b) 80% of the sum of (i) the aggregate proceeds received by Sovran (net of fees and expenses customarily incurred in transactions of such type) in connection with any offering of stock in Sovran and (ii) the aggregate value of operating units issued by SALP in connection with asset or stock acquisitions (valued at the time of issuance by reference to the terms of the agreement pursuant to which such units are issued), in each case after the Closing Date and on or prior to the date such determination of Consolidated Tangible Net Worth is made.

     Section 9.4. Debt Service Coverage. As at the end of any fiscal quarter or other date of measurement, the Borrowers shall not permit Consolidated Adjusted EBITDA for the two (2) most recent, complete, consecutive fiscal quarters to be less than two
(2) times Consolidated Assumed Amortizing Debt Service Charges.

     Section 9.5. Unimproved Land. As at the end of any fiscal quarter or other date of measurement, the Borrowers shall not permit the book value of Unimproved Land to exceed 10% of Consolidated Capitalized Value.

     Section 9.6. Construction-in-Process. As at the end of any fiscal quarter or other date of measurement, the Borrowers shall not permit the aggregate Budgeted Project Costs of all Construction-in-Process to exceed 10% of Consolidated Capitalized
Value.

     Section 9.7. Promissory Notes. As at the end of any fiscal quarter or other date of measurement, the Borrowers shall not permit the book value of Indebtedness of third parties to the Borrowers or their Subsidiaries for borrowed money or other liquid or liquifiable obligations, whether secured or unsecured, to exceed 10% of Consolidated Capitalized Value.

     Section 9.8. Unimproved Land, Construction-in-Process and Notes. As at the end of any fiscal quarter or other date of measurement, the Borrowers shall not permit (a) the sum of
(i) the book value of Unimproved Land plus (ii) the aggregate Budgeted Project Costs of all Construction-in-Process plus
(iii) the book value of Indebtedness of third parties to the Borrowers or their Subsidiaries for borrowed money or other liquid or liquifiable obligations, whether secured or unsecured, to exceed (b) 20% of Consolidated Capitalized Value.

     Section 9.9. Joint Venture Ownership Interest. As at the end of any fiscal quarter or other date of measurement, the Borrowers shall not permit Joint Venture Ownership Interest Value to exceed 10% of Consolidated Capitalized Value.

     Section 9.10. Unhedged Variable Rate Debt. As at the end of any fiscal quarter, the Borrowers shall not permit the value of Unhedged Variable Rate Indebtedness to exceed 20% of
Consolidated Capitalized Value for any two (2) consecutive fiscal quarters.

     Section 9.11. Unsecured Indebtedness. As at the end of any fiscal quarter or other date of measurement, the Borrowers shall not permit Consolidated Unsecured Indebtedness to exceed 45% of aggregate Capitalized Unencumbered Property Value for all
Unencumbered Properties .

     Section 9.12. Unencumbered Property Debt Service Coverage. As at the end of any fiscal quarter or other date of measurement, the Borrowers shall not permit the aggregate Adjusted Unencumbered Property NOI for all Unencumbered Properties for the two (2) most recent, complete, consecutive fiscal quarters to be less than two (2) times Consolidated Assumed Amortizing Unsecured Debt Service Charges.

     Section 9.13.  Covenant Calculations.

     (a)  For purposes of the calculations to be made pursuant to
Section 9.1-9.12 (and the defined terms relevant thereto, including, without limitation, those relating to "debt service"), references to Indebtedness or liabilities of the Borrowers shall mean Indebtedness or liabilities (including, without limitation, Consolidated Total Liabilities) of the Borrowers, plus (but without double-counting):

          (i)  all Indebtedness or liabilities of the Operating
     Subsidiaries, the Guarantors and any other wholly-owned
     Subsidiary (excluding any such Indebtedness or liabilities owed to the Borrowers or any Guarantor),

         (ii) all Indebtedness or liabilities of each Partially-Owned Entity (including Capitalized Leases), but only to the extent, if any, that said Indebtedness or liability is Recourse to any of the Borrowers, the Guarantors or their respective Subsidiaries or any of their respective assets (other than their respective interests in such Partially-Owned Entity), and

        (iii)  Indebtedness or liabilities of each
     Partially-Owned Entity to the extent of the pro-rata share of such Indebtedness or liability allocable to any of the Borrowers, the Guarantors or their respective Subsidiaries, if the Indebtedness or liability of such Partially-Owned Entity is Without Recourse to such Person or its assets (other than its interest in such Partially-Owned Entity).

     (b)  For purpose of Section 9.1, 9.2, 9.3, 9.5, 9.6, 9.7,
9.8, 9.9, 9.10 and 9.11 hereof, Consolidated Adjusted EBITDA and Adjusted Unencumbered Property NOI (and all defined terms and calculations using such terms) shall be adjusted to (i) deduct the actual results of any Real Estate disposed of by a Borrower, a Guarantor or any of their respective Subsidiaries during the relevant fiscal period, and (ii) include the pro forma results of any Real Estate acquired by a Borrower, a Guarantor or any of their respective Subsidiaries during the relevant fiscal period, with such pro forma results being calculated by (x) using the Borrowers' pro forma projections for such acquired property, subject to the Agent's reasonable approval, if such property has been owned by a Borrower, a Guarantor or any of their respective Subsidiaries for less than one complete fiscal quarter or (y) using the actual results for such acquired property and adjusting such results for the appropriate period of time required by the applicable financial covenant, if such property has been owned by a Borrower, a Guarantor or any of their respective Subsidiaries for at least one complete fiscal quarter.

     (c) For purposes of Section 9.1-9.12 hereof, Consolidated Adjusted EBITDA and Adjusted Unencumbered Property NOI (and the defined terms and calculations using such terms) shall be adjusted, to the extent applicable, to include the pro rata share of results attributable to the Borrowers from unconsolidated Subsidiaries of the Borrowers and their respective Subsidiaries and from unconsolidated Partially-Owned Entities.

     Section 10.    CONDITIONS TO THE CLOSING DATE.  The
obligations of the Lenders to make the initial Revolving Credit
Loans shall be subject to the satisfaction of the following conditions precedent on or prior to February 27, 1998:

     Section 10.1. Loan Documents. Each of the Loan Documents shall have been duly executed and delivered by the respective parties thereto and shall be in full force and effect.

     Section 10.2. Certified Copies of Organization Documents. The Agent shall have received from each Borrower and Holdings a copy, certified as of the Closing Date by a duly authorized officer of such Person (or its general partner, in the case of SALP), to be true and complete, of each of its certificate of limited partnership, agreement of limited partnership, incorporation documents, by-laws, and/or other organizational documents as in effect on the Closing Date, along with any other organization documents of any Borrower (and its general partner, in the case of SALP) or Holdings, as the case may be, and each as in effect on the date of such certification.

     Section 10.3. By-laws; Resolutions. All action on the part of the Borrowers and Holdings necessary for the valid execution, delivery and performance by the Borrowers and Holdings of this Agreement and the other Loan Documents to which either of them is or is to become a party shall have been duly and effectively taken, and evidence thereof satisfactory to the Lenders shall have been provided to the Agent. Without limiting the foregoing, the Agent shall have received from Holdings true copies of its by-laws and the resolutions adopted by its board of directors authorizing the transactions described herein and evidencing the due authorization, execution and delivery of the Loan Documents to which SALP and Holdings are a party, each certified by the secretary as of a recent date to be true and complete.

     Section 10.4. Incumbency Certificate; Authorized Signers. The Agent shall have received from each of the Borrowers and Holdings an incumbency certificate, dated as of the Closing Date, signed by a duly authorized officer such Person and giving the name of each individual who shall be authorized: (a) to sign, in the name and on behalf of such Person, each of the Loan Documents to which such Person is or is to become a party; (b) in the case of the Borrower Representative, to make Loan Requests and Conversion Requests on behalf of the Borrowers; and (c) in the case of the Borrower Representative, to give notices and to take other action on behalf of the Borrowers and the Guarantors under the Loan Documents.

     Section 10.5.  Title Policies.  The Agent (on behalf of the
Lenders) shall have received copies of the Title Policies for all Real Estate which are Unencumbered Properties as of the Closing
Date.

     Section 10.6. Certificates of Insurance. The Agent shall have received (a) current certificates of insurance as to all of the insurance maintained by each Borrower and their respective Subsidiaries on the Real Estate (including flood insurance if necessary) from the insurer or an independent insurance broker, identifying insurers, types of insurance, insurance limits, and policy terms; and (b) such further information and certificates from the Borrowers, their insurers and insurance brokers as the Agent may reasonably request.

     Section 10.7. Environmental Site Assessments. The Agent shall have received environmental site assessments from a hydrogeologist, environmental engineer, qualified consultant or other expert and in form and substance satisfactory to the Agent, covering all Unencumbered Properties and all other real property in respect of which any Borrower or any of its Subsidiaries may have material liability, whether contingent or otherwise, for dumping or disposal of Hazardous Substances or otherwise with respect to Environmental Laws, such site assessments to be dated as of a recent date.

     Section 10.8. Opinion of Counsel Concerning Organization and Loan Documents. Each of the Lenders and the Agent shall have received favorable opinions addressed to the Lenders and the Agent in form and substance satisfactory to the Lenders and the Agent from Phillips, Lytle, Hitchcock, Blaine & Huber, as counsel to the Borrowers and their respective Subsidiaries with respect to New York law and certain matters of Delaware corporate law and Hogan & Hartson, L.L.P., as counsel to Sovran, with respect to Maryland law.

     Section 10.9. Tax and Securities Law Compliance. Each of the Lenders and the Agent shall also have received from Phillips, Lytle, Hitchcock, Blaine & Huber, as counsel to the Borrowers, a favorable opinion addressed to the Lenders and the Agent, in form and substance satisfactory to each of the Lenders and the Agent, with respect to the qualification of Sovran as a REIT and certain other tax and securities laws matters.

     Section 10.10. Guaranties. Each of the Guaranties to be executed and delivered on the Closing Date shall have been duly executed and delivered by the Guarantor thereunder.

     Section 10.11. Certifications from Government Officials; UCC-11 Reports. The Agent shall have received (i) certifications from government officials evidencing the legal existence, good standing and foreign qualification of each Borrower and each Guarantor, along with a certified copy of the certificate of limited partnership or certificate of incorporation of each Borrower and each Guarantor, all as of the most recent practicable date; and (ii) UCC-11 search results from the appropriate jurisdictions for each Borrower and each Guarantor with respect to the Unencumbered Properties.

     Section 10.12. Proceedings and Documents. All proceedings in connection with the transactions contemplated by this Agreement, the other Loan Documents and all other documents incident thereto shall be satisfactory in form and substance to each of the Lenders and to the Agent's counsel, and the Agent, each of the Lenders and such counsel shall have received all information and such counterpart originals or certified or other copies of such documents as the Agent may reasonably request.

     Section 10.13. Fees. The Borrowers shall have paid to the Agent, for the accounts of the Lenders or for its own account, as applicable, all of the fees and expenses that are due and payable as of the Closing Date in accordance with this Agreement and that certain letter agreement of even date herewith between the Borrower Representative and the Agent.

     Section 10.14. Compliance Certificate. The Borrowers shall have delivered a compliance certificate in the form of Exhibit D hereto evidencing compliance with the covenants set forth in
Section 9 hereof.

     Section 10.15. Existing Indebtedness. The existing of record indebtedness of the Borrowers to Paine Webber Real Estate Securities, Inc. ("Paine Webber") under the $75,000,000 Revolving Credit Agreement dated as of June 26, 1995, as amended, among Sovran, SALP, Holdings and Paine Webber, shall have been satisfied in full or will be satisfied in full with the proceeds of the initial Revolving Credit Loan, and all Liens securing such indebtedness shall have been discharged and terminated or such

Liens will promptly after the Closing Date be discharged and terminated of record pursuant to arrangements satisfactory to the Agent, and satisfactory evidence of the foregoing shall have been provided to the Agent.

     Section 10.16. Subsequent Guarantors. As a condition to the effectiveness of any subsequent Guaranty, each subsequent Guarantor shall deliver such documents, agreements, instruments and opinions as the Agent shall require as to such Guarantor and the Unencumbered Property owned by such Guarantor that are analogous to the deliveries made by the Guarantors as of the Closing Date pursuant to Section 10.2 through Section 10.8,
Section 10.10 and Section 10.11.

     Section 11.    CONDITIONS TO ALL BORROWINGS.  The
obligations of the Lenders to make any Loan whether on or after the Closing Date, shall also be subject to the satisfaction of the following conditions precedent:

     Section 11.1. Representations True; No Event of Default; Compliance Certificate. Each of the representations and warranties of the Borrowers and the Guarantors contained in this Agreement, the other Loan Documents or in any document or instrument delivered pursuant to or in connection with this Agreement shall be true as of the date as of which they were made and shall also be true at and as of the time of the making of each Loan, with the same effect as if made at and as of that time except to the extent that such representations and warranties relate expressly to an earlier date); and no Default or Event of Default under this Agreement shall have occurred and be continuing on the date of any Loan Request or on the Drawdown Date of any Loan. Each of the Lenders shall have received a certificate of the Borrowers signed by an authorized officer of the Borrower Representative as provided in Section 2.5(iv)(c).

     Section 11.2. No Legal Impediment. No change shall have occurred in any law or regulations thereunder or interpretations thereof that in the reasonable opinion of the Agent or any Lender would make it illegal for any Lender to make such Loan.

     Section 11.3. Governmental Regulation. Each Lender shall have received such statements in substance and form reasonably satisfactory to such Lender as such Lender shall require for the purpose of compliance with any applicable regulations of the Comptroller of the Currency or the Board of Governors of the Federal Reserve System.

     Section 12.    EVENTS OF DEFAULT; ACCELERATION; ETC.

     Section 12.1. Events of Default and Acceleration. If any of the following events ("Events of Default") shall occur:

     (a) the Borrowers shall fail to pay any principal of the Loans when the same shall become due and payable, whether at the stated date of maturity or any accelerated date of maturity or at any other date fixed for payment;

     (b) the Borrowers shall fail to pay any interest on the Loans, the Commitment Fee or any other sums due hereunder or under any of the other Loan Documents (including, without limitation, amounts due under Section 7.17) when the same shall become due and payable, whether at the stated date of maturity or any accelerated date of maturity or at any other date fixed for payment, and such failure continues for five (5) days;

     (c) any Borrower or any Guarantor or any of their respective Subsidiaries shall fail to comply with any of their respective covenants contained in Section 7.1, Section 7.6,
Section 7.7, Section 7.8, Section 7.9, Section 7.12,
Section 7.21, Section 7.22, Section 7.23, Section 8 or Section 9;

     (d) any Borrower or any Guarantor or any of their respective Subsidiaries shall fail to perform any other term, covenant or agreement contained herein or in any other Loan Document (other than those specified elsewhere in this Section 12) and such failure continues for thirty (30) days;

     (e) any representation or warranty of any Borrower or any Guarantor or any of their respective Subsidiaries in this Agreement or any of the other Loan Documents or in any other document or instrument delivered pursuant to or in connection with this Agreement shall prove to have been false in any material respect upon the date when made or deemed to have been made or repeated;

     (f) any Borrower or any Guarantor or any of their respective Subsidiaries shall (i) fail to pay at maturity, or within any applicable period of grace, any obligation for borrowed money or credit received or in respect of any Capitalized Leases (x) in respect of any Recourse obligations or credit or (y) in respect of any Without Recourse obligations or credit which total in an aggregate amount in excess of $10,000,000, or (ii) fail to observe or perform any material term, covenant or agreement contained in any agreement by which it is bound, evidencing or securing borrowed money or credit received or in respect of any Capitalized Leases (x) in respect of any Recourse obligations or credit or (y) in respect of any Without Recourse obligations or credit in an aggregate amount in excess of $10,000,000, in either case for such period of time (after the giving of appropriate notice if required) as would permit the holder or holders thereof or of any obligations issued thereunder to accelerate the maturity thereof;

     (g) any Borrower, any Guarantor or any of their respective Subsidiaries shall make an assignment for the benefit of creditors, or admit in writing its inability to pay or generally fail to pay its debts as they mature or become due, or shall petition or apply for the appointment of a trustee or other custodian, liquidator or receiver of any Borrower, any Guarantor or any of their respective Subsidiaries or of any substantial part of the properties or assets of any Borrower, any Guarantor or any of their respective Subsidiaries or shall commence any case or other proceeding relating to any Borrower, any Guarantor or any of their respective Subsidiaries under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar law of any jurisdiction, now or hereafter in effect, or shall take any action to authorize or in furtherance of any of the foregoing, or if any such petition or application shall be filed or any such case or other proceeding shall be commenced against any Borrower, any Guarantor or any of their respective Subsidiaries and (i) any Borrower, any Guarantor or any of their respective Subsidiaries shall indicate its approval thereof, consent thereto or acquiescence therein or
(ii) any such petition, application, case or other proceeding shall continue undismissed, or unstayed and in effect, for a period of sixty (60) days;

     (h) a decree or order is entered appointing any trustee, custodian, liquidator or receiver or adjudicating any Borrower, any Guarantor or any of their respective Subsidiaries bankrupt or insolvent, or approving a petition in any such case or other proceeding, or a decree or order for relief is entered in respect of any Borrower, any Guarantor or any of their respective Subsidiaries in an involuntary case under federal bankruptcy laws as now or hereafter constituted;

     (i) there shall remain in force, undischarged, unsatisfied and unstayed, for more than thirty (30) days, whether or not consecutive, any uninsured final judgment against any Borrower, any Guarantor or any of their respective Subsidiaries that, with other outstanding uninsured final judgments, undischarged, unsatisfied and unstayed, against any Borrower, any Guarantor or any of their respective Subsidiaries exceeds in the aggregate $1,000,000;

     (j) any of the Loan Documents or any material provision of any Loan Documents shall be cancelled, terminated, revoked or rescinded otherwise than in accordance with the terms thereof or with the express prior written agreement, consent or approval of the Agent, or any Guaranty shall be cancelled, terminated, revoked or rescinded at any time or for any reason whatsoever, or any action at law, suit or in equity or other legal proceeding to make unenforceable, cancel, revoke or rescind any of the Loan Documents shall be commenced by or on behalf of any Borrower or any of its Subsidiaries or any Guarantor or any of its Subsidiaries, or any court or any other governmental or regulatory authority or agency of competent jurisdiction shall make a determination that, or issue a judgment, order, decree or ruling to the effect that, any one or more of the Loan Documents is illegal, invalid or unenforceable as to any material terms thereof;

     (k) any "Event of Default" or default (after notice and expiration of any period of grace, to the extent provided, and if none is specifically provided, then for a period of thirty (30) days after notice), as defined or provided in any of the other Loan Documents, shall occur and be continuing;

     (l) any Borrower or any ERISA Affiliate incurs any liability to the PBGC or a Guaranteed Pension Plan pursuant to Title IV of ERISA in an aggregate amount exceeding $500,000, or any Borrower or any ERISA Affiliate is assessed withdrawal liability pursuant to Title IV of ERISA by a Multiemployer Plan requiring aggregate annual payments exceeding $500,000, or any of the following occurs with respect to a Guaranteed Pension Plan:
(i) an ERISA Reportable Event, or a failure to make a required installment or other payment (within the meaning of Section 302(f)(1) of ERISA), provided that the Agent determines in its reasonable discretion that such event (A) could be expected to result in liability of any Borrower or any of their respective Subsidiaries to the PBGC or such Guaranteed Pension Plan in an aggregate amount exceeding $500,000 and (B) could constitute grounds for the termination of such Guaranteed Pension Plan by the PBGC, for the appointment by the appropriate United States District Court of a trustee to administer such Guaranteed Pension Plan or for the imposition of a lien in favor of such Guaranteed Pension Plan; or (ii) the appointment by a United States District Court of a trustee to administer such Guaranteed Pension Plan; or (iii) the institution by the PBGC of proceedings to terminate such Guaranteed Pension Plan; or

     (m) any person or group of persons (within the meaning of Section 13 or 14 of the Securities Exchange Act of 1934, as amended) shall have acquired beneficial ownership (within the meaning of Rule 13d-3 promulgated by the Securities and Exchange Commission under said Act) of 20% or more of the outstanding shares of common stock of Sovran; or, during any period of twelve consecutive calendar months, individuals who were directors of Sovran on the first day of such period (together with directors whose election by the Board of Directors or whose nomination for election by Sovran's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) shall cease to constitute a majority of the board of directors of Sovran;

then, and in any such event, so long as the same may be continuing, the Agent may, and upon the request of the Required Lenders shall, by notice in writing to the Borrowers, declare all amounts owing with respect to this Agreement, the Notes and the other Loan Documents to be, and they shall thereupon forthwith become, immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by each Borrower and each Guarantor; provided that in the event of any Event of Default specified in
Section 12.1(g) or Section 12.1(h), all such amounts shall become immediately due and payable automatically and without any requirement of notice from any of the Lenders or the any of Agent or action by the Lenders or the Agent.

     Section 12.2. Termination of Commitments. If any one or more Events of Default specified in Section 12.1(g) or
Section 12.1(h) shall occur, any unused portion of the Commitments hereunder shall forthwith terminate and the Lenders shall be relieved of all obligations to make Loans to the Borrowers. If any other Event of Default shall have occurred and be continuing, whether or not the Lenders shall have accelerated the maturity of the Loans pursuant to Section 12.1, the Agent may, and upon the request of the Required Lenders shall, by notice to the Borrowers, terminate the unused portion of the credit hereunder, and upon such notice being given such unused portion of the credit hereunder shall terminate immediately and each of the Lenders shall be relieved of all further obligations to make Loans. No such termination of the credit hereunder shall relieve any Borrower or any Guarantor of any of the Obligations or any of its existing obligations to the Lenders arising under other agreements or instruments.

     Section 12.3. Remedies. In the event that one or more Events of Default shall have occurred and be continuing, whether or not the Lenders shall have accelerated the maturity of the Loans pursuant to Section 12.1, the Required Lenders may direct the Agent to proceed to protect and enforce the rights and remedies of the Agent and the Lenders under this Agreement, the Notes, any or all of the other Loan Documents or under applicable law by suit in equity, action at law or other appropriate proceeding (including for the specific performance of any covenant or agreement contained in this Agreement or the other Loan Documents or any instrument pursuant to which the Obligations are evidenced and the obtaining of the appointment of a receiver) and, if any amount shall have become due, by declaration or otherwise, proceed to enforce the payment thereof or any other legal or equitable right or remedy of the Agent and the Lenders under the Loan Documents or applicable law. No remedy herein conferred upon the Lenders or the Agent or the holder of any Note is intended to be exclusive of any other remedy and each and every remedy shall be cumulative and shall be in addition to every other remedy given hereunder or under any of the other Loan Documents or now or hereafter existing at law or in equity or by statute or any other provision of law.

     Section 13. SETOFF. Without demand or notice to the extent permitted by applicable law, during the continuance of any Event of Default, any deposits (general or specific, time or demand, provisional or final, regardless of currency, maturity, or the branch at which such deposits are held, but specifically excluding tenant security deposits, other fiduciary accounts and other segregated escrow accounts required to be maintained by any of the Borrowers for the benefit of any third party) or other sums credited by or due from any of the Lenders to any of the Borrowers or any other property of any of the Borrowers in the possession of the Agent or a Lender may be applied to or set off against the payment of the Obligations. Each of the Lenders agrees with each other Lender that (a) if pursuant to any agreement between such Lender and any Borrower (other than this Agreement or any other Loan Document), an amount to be set off is to be applied to Indebtedness of any Borrower to such Lender, other than with respect to the Obligations, such amount shall be applied ratably to such other Indebtedness and to the Obligations, and (b) if such Lender shall receive from any Borrower, whether by voluntary payment, exercise of the right of setoff, counterclaim, cross action, enforcement of the Obligations by proceedings against such Borrower at law or in equity or by proof thereof in bankruptcy, reorganization, liquidation, receivership or similar proceedings, or otherwise, and shall retain and apply to the payment of the Note or Notes held by such Lender any amount in excess of its ratable portion of the payments received by all of the Lenders with respect to the Notes held by all of the Lenders, such Lender will make such disposition and arrangements with the other Lenders with respect to such excess, either by way of distribution, pro tanto assignment of claims, subrogation or otherwise, as shall result in each Lender receiving in respect of the Notes held by it, its proportionate payment as contemplated by this Agreement; provided that if all or any part of such excess payment is thereafter recovered from such Lender, such disposition and arrangements shall be rescinded and the amount restored to the extent of such recovery, but without interest. Notwithstanding the foregoing, no Lender shall exercise a right of setoff if such exercise would limit or prevent the exercise of any other remedy or other recourse against any Borrower.

     Section 14.    THE AGENT.

     Section 14.1. Authorization. (a) The Agent is authorized to take such action on behalf of each of the Lenders and to exercise all such powers as are hereunder and under any of the other Loan Documents and any related documents delegated to the Agent, together with such powers as are reasonably incident thereto, provided that no duties or responsibilities not expressly assumed herein or therein shall be implied to have been assumed by the Agent. The relationship between the Agent and the Lenders is and shall be that of agent and principal only, and nothing contained in this Agreement or any of the other Loan Documents shall be construed to constitute the Agent as a trustee or fiduciary for any Lender.

     (b) Each Borrower, without further inquiry or investigation, shall, and is hereby authorized by the Lenders to, assume that all actions taken by the Agent hereunder and in connection with or under the Loan Documents are duly authorized by the Lenders. The Lenders shall notify the Borrowers of any successor to Agent by a writing signed by Required Lenders, which successor shall be reasonably acceptable to the Borrowers so long as no Default or Event of Default has occurred and is continuing.

     Section 14.2. Employees and Agents. The Agent may exercise its powers and execute its duties by or through employees or agents and shall be entitled to take, and to rely on, advice of counsel concerning all matters pertaining to its rights and duties under this Agreement and the other Loan Documents. The Agent may utilize the services of such Persons as the Agent in its sole discretion may reasonably determine, and all reasonable fees and expenses of any such Persons shall be paid by the Borrowers if so provided in Section 15 hereof.

     Section 14.3. No Liability. Neither the Agent, nor any of its shareholders, directors, officers or employees nor any other Person assisting them in their duties nor any agent or employee thereof, shall be liable for any waiver, consent or approval given or any action taken, or omitted to be taken, in good faith by it or them hereunder or under any of the other Loan Documents, or in connection herewith or therewith, or be responsible for the consequences of any oversight or error of judgment whatsoever, except that the Agent may be liable for losses due to its willful misconduct or gross negligence.

     Section 14.4. No Representations. The Agent shall not be responsible for the execution or validity or enforceability of this Agreement, the Notes, or any of the other Loan Documents or for the validity, enforceability or collectibility of any such amounts owing with respect to the Notes, or for any recitals or statements, warranties or representations made herein or in any of the other Loan Documents or in any certificate or instrument hereafter furnished to it by or on behalf of any Guarantor or any Borrower or any of their respective Subsidiaries, or be bound to ascertain or inquire as to the performance or observance of any of the terms, conditions, covenants or agreements in this Agreement or the other Loan Documents. The Agent shall not be bound to ascertain whether any notice, consent, waiver or request delivered to it by any Borrower or any Guarantor or any holder of any of the Notes shall have been duly authorized or is true, accurate and complete. The Agent has not made nor does it now make any representations or warranties, express or implied, nor does it assume any liability to the Lenders, with respect to the credit worthiness or financial condition of any Borrower or any of its Subsidiaries or any Guarantor or any of the Subsidiaries or any tenant under a Lease or any other entity. Each Lender acknowledges that it has, independently and without reliance upon the Agent or any other Lender, and based upon such information and documents as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement.

     Section 14.5.  Payments.

     (a) A payment by the Borrowers to the Agent hereunder or any of the other Loan Documents for the account of any Lender shall constitute a payment to such Lender. The Agent agrees to distribute to each Lender such Lender's pro rata share of payments received by the Agent for the account of the Lenders, as provided herein or in any of the other Loan Documents. All such payments shall be made on the date received, if before 1:00 p.m., and if after 1:00 p.m., on the next Business Day. If payment is not made on the day received, interest thereon at the overnight federal funds effective rate shall be paid pro rata to the Lenders.

     (b) If in the reasonable opinion of the Agent the distribution of any amount received by it in such capacity hereunder, under the Notes or under any of the other Loan Documents might involve it in material liability, it may refrain from making distribution until its right to make distribution shall have been adjudicated by a court of competent jurisdiction, provided that interest thereon at the overnight federal funds effective rate shall be paid pro rata to the Lenders. If a court of competent jurisdiction shall adjudge that any amount received and distributed by the Agent is to be repaid, each Person to whom any such distribution shall have been made shall either repay to the Agent its proportionate share of the amount so adjudged to be repaid or shall pay over the same in such manner and to such Persons as shall be determined by such court.

     (c) Notwithstanding anything to the contrary contained in this Agreement or any of the other Loan Documents, any Lender that fails (i) to make available to the Agent its pro rata share of any Loan or (ii) to comply with the provisions of Section 13 with respect to making dispositions and arrangements with the other Lenders, where such Lender's share of any payment received, whether by setoff or otherwise, is in excess of its pro rata share of such payments due and payable to all of the Lenders, in each case as, when and to the full extent required by the provisions of this Agreement, or to adjust promptly such Lender's outstanding principal and its pro rata Commitment Percentage as provided in Section 2.1, shall be deemed delinquent (a "Delinquent Lender") and shall be deemed a Delinquent Lender until such time as such delinquency is satisfied. A Delinquent Lender shall be deemed to have assigned any and all payments due to it from the Borrowers, whether on account of outstanding Loans, interest, fees or otherwise, to the remaining nondelinquent Lenders for application to, and reduction of, their respective pro rata shares of all outstanding Loans. The Delinquent Lender hereby authorizes the Agent to distribute such payments to the nondelinquent Lenders in proportion to their respective pro rata shares of all outstanding Loans. If not previously satisfied directly by the Delinquent Lender, a Delinquent Lender shall be deemed to have satisfied in full a delinquency when and if, as a result of application of the assigned payments to all outstanding Loans of the nondelinquent Lenders, the Lenders' respective pro rata shares of all outstanding Loans have returned to those in effect immediately prior to such delinquency and without giving effect to the nonpayment causing such delinquency.

     Section 14.6. Holders of Notes. The Agent may deem and treat the payee of any Notes as the absolute owner thereof for all purposes hereof until it shall have been furnished in writing with a different name by such payee or by a subsequent holder, assignee or transferee.

     Section 14.7. Indemnity. The Lenders ratably and severally agree hereby to indemnify and hold harmless the Agent and its Affiliates from and against any and all claims, actions and suits (whether groundless or otherwise), losses, damages, costs, expenses (including any expenses for which the Agent has not been reimbursed by the Borrowers as required by Section 15), and liabilities of every nature and character arising out of or related to this Agreement, the Notes, or any of the other Loan Documents or the transactions contemplated or evidenced hereby or thereby, or the Agent's actions taken hereunder or thereunder, except to the extent that any of the same shall be directly caused by the Agent's willful misconduct or gross negligence.

     Section 14.8. Agent as Lender. In its individual capacity as a Lender, Fleet shall have the same obligations and the same rights, powers and privileges in respect to its Commitment and the Loans made by it, and as the holder of any of the Notes, as it would have were it not also the Agent.

     Section 14.9. Notification of Defaults and Events of Default. Each Lender hereby agrees that, upon learning of the existence of a default, Default or an Event of Default, it shall (to the extent notice has not previously been provided) promptly notify the Agent thereof. The Agent hereby agrees that upon receipt of any notice under this Section 14.9 it shall promptly notify the other Lenders of the existence of such default, Default or Event of Default.

     Section 14.10. Duties in the Case of Enforcement. In case one or more Events of Default have occurred and shall be continuing, and whether or not acceleration of the Obligations shall have occurred, the Agent shall, if (a) so requested by the Required Lenders and (b) the Lenders have provided to the Agent such additional indemnities and assurances against expenses and liabilities as the Agent may reasonably request, proceed to enforce the provisions of this Agreement and exercise all or any such other legal and equitable and other rights or remedies as it may have in respect of enforcement of the Lenders' rights against the Borrowers and the Guarantors under this Agreement and the other Loan Documents. The Required Lenders may direct the Agent in writing as to the method and the extent (other than when such direction requires Unanimous Lender Approval under Section 25) of any such enforcement, the Lenders (including any Lender which is not one of the Required Lenders) hereby agreeing to ratably and severally indemnify and hold the Agent harmless from all liabilities incurred in respect of all actions taken or omitted in accordance with such directions, provided that the Agent need not comply with any such direction to the extent that the Agent reasonably believes the Agent's compliance with such direction to be unlawful or commercially unreasonable in any applicable jurisdiction.

     Section 14.11. Successor Agent. Fleet, or any successor Agent, may resign as Agent at any time by giving written notice thereof to the Lenders and to the Borrowers. In addition, the Required Lenders may remove the Agent in the event of the Agent's gross negligence or willful misconduct or in the event that the Agent ceases to hold a Commitment of at least $20,000,000 or a Commitment Percentage of at least ten percent (10%) under this Agreement. Any such resignation or removal shall be effective upon appointment and acceptance of a successor Agent, as hereinafter provided. Upon any such resignation or removal, the Required Lenders shall have the right to appoint a successor Agent, which is a Lender under this Agreement, provided that so long as no Default or Event of Default has occurred and is continuing the Borrowers shall have the right to approve any successor Agent, which approval shall not be unreasonably withheld. If, in the case of a resignation by the Agent, no successor Agent shall have been so appointed by the Required Lenders and approved by the Borrowers, and shall have accepted such appointment, within thirty (30) days after the retiring Agent's giving of notice of resignation, then the retiring Agent may, on behalf of the Lenders, appoint any one of the other Lenders as a successor Agent. Upon the acceptance of any appointment as Agent hereunder by a successor Agent, such successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring or removed Agent, and the retiring or removed Agent shall be discharged from all further duties and obligations as Agent under this Agreement. After any Agent's resignation or removal hereunder as Agent, the provisions of this Section 14 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement.

     Section 14.12. Notices. Any notices or other information required hereunder to be provided to the Agent shall be forwarded by the Agent to each of the Lenders on the same day (if practicable) and, in any case, on the next Business Day following the Agent's receipt thereof.

     Section 15. EXPENSES. The Borrowers jointly and severally agree to pay (a) the reasonable costs of producing and reproducing this Agreement, the other Loan Documents and the other agreements and instruments mentioned herein, (b) the reasonable fees, expenses and disbursements of the Agent's outside counsel or any local counsel to the Agent incurred in connection with the preparation, administration or interpretation of the Loan Documents and other instruments mentioned herein, each closing hereunder, and amendments, modifications, approvals, consents or waivers hereto or hereunder, (c) the fees, expenses and disbursements of the Agent incurred by the Agent in connection with the preparation, administration or interpretation of the Loan Documents and other instruments mentioned herein, any amendments, modifications, approvals, consents or waivers hereto or hereunder, or the cancellation of any Loan Document upon payment in full in cash of all of the Obligations or pursuant to any terms of such Loan Document for providing for such cancellation, including, without limitation, the fees and disbursements of the Agent's counsel in preparing the documentation, (d) the fees, costs, expenses and disbursements of the Agent and its Affiliates incurred in connection with the syndication and/or participations of the Loans, including, without limitation, costs of preparing syndication materials and photocopying costs, which syndication costs and expenses shall be payable by the Borrowers regardless of whether the Loans are ultimately syndicated, (e) all reasonable expenses (including reasonable attorneys' fees and costs, which attorneys may be employees of any Lender or the Agent, and the fees and costs of appraisers, engineers, investment bankers, surveyors or other experts retained by any Lender or the Agent in connection with any such enforcement proceedings) incurred by any Lender or the Agent in connection with (i) the enforcement of or preservation of rights under any of the Loan Documents against any Borrower or any of its Subsidiaries or any Guarantor or the administration thereof after the occurrence and during the continuance of a Default or Event of Default (including, without limitation, expenses incurred in any restructuring and/or "workout" of the Loans), and (ii) subject to the limitation set forth in
Section 16 hereof, any litigation, proceeding or dispute whether arising hereunder or otherwise, in any way related to any Lender's or the Agent's relationship with any Borrower or any of its Subsidiaries or any Guarantor, (f) all reasonable fees, expenses and disbursements of the Agent incurred in connection with UCC searches and (g) all costs incurred by the Agent in the future in connection with its inspection of the Unencumbered Properties after the occurrence and during the continuance of an Event of Default. The covenants of this Section 15 shall survive payment or satisfaction of payment of amounts owing with respect to the Notes.

     Section 16. INDEMNIFICATION. The Borrowers jointly and severally agree to indemnify and hold harmless the Agent and each of the Lenders and the shareholders, directors, agents, officers, subsidiaries and affiliates of the Agent and each of the Lenders (each group consisting of the Agent or a Lender and its respective shareholders, directors, agents, officers, subsidiaries and affiliates being an "Indemnified Lender's Group") from and against any and all claims, actions and suits, whether groundless or otherwise, and from and against any and all liabilities, losses, settlement payments, obligations, damages and expenses of every nature and character, arising out of this Agreement or any of the other Loan Documents or the transactions contemplated hereby or thereby or which otherwise arise in connection with the financing, including, without limitation, (a) any actual or proposed use by any Borrower or any of its Subsidiaries of the proceeds of any of the Loans, (b) any Borrower or any of its Subsidiaries or any Guarantor entering into or performing this Agreement or any of the other Loan Documents or the transactions contemplated by this Agreement or any of the other Loan Documents, or (c) pursuant to Section 7.17 hereof, in each case including, without limitation, the reasonable fees and disbursements of counsel and allocated costs of internal counsel incurred in connection with any such investigation, litigation or other proceeding, provided, however, that the Borrowers shall not be obligated under this Section 16 to indemnify any Person for liabilities arising from the gross negligence or willful misconduct of such Person or of any other Person in the Indemnified Lender's Group of which such Person is a member (but such indemnification shall continue to apply to all other Persons including all other Indemnified Lender's Groups). Each Person to be indemnified under this Section 16 shall give the Borrowers notice of any claim as to which it is seeking indemnification under this Section 16 promptly after becoming aware of the same (which shall constitute notice for all Indemnified Lender's Groups), but such Person's failure to give prompt notice shall not affect the obligations of the Borrowers under this Section 16 unless such failure prejudices the legal rights of the Borrowers regarding such indemnity. In litigation, or the preparation therefor, the Borrowers shall be entitled to select counsel reasonably acceptable to the Required Lenders, and the Lenders (as approved by the Required Lenders) shall be entitled to select their own supervisory counsel and, in addition to the foregoing indemnity, the Borrowers agree to pay promptly the reasonable fees and expenses of each such counsel if (i) in the reasonable opinion of the Agent, use of counsel of the Borrowers' choice could reasonably be expected to give rise to a conflict of interest, (ii) the Borrowers shall not have employed counsel reasonably satisfactory to the Agent and the Lenders within a reasonable time after notice of the institution of any such litigation or proceeding or (iii) the Borrower

Representative authorizes the Agent and the Lenders to employ separate counsel at the Borrowers' expense. If and to the extent that the obligations of the Borrowers under this Section 16 are unenforceable for any reason, the Borrowers hereby agree to make the maximum contribution to the payment in satisfaction of such obligations which is permissible under applicable law. The provisions of this Section 16 shall survive the repayment of the Loans and the termination of the obligations of the Lenders hereunder and shall continue in full force and effect as long as the possibility of any such claim, action, cause of action or suit exists.

     Section 17. SURVIVAL OF COVENANTS, ETC. All covenants, agreements, representations and warranties made herein, in the Notes, in any of the other Loan Documents or in any documents or other papers delivered by or on behalf of any Borrower or any of its Subsidiaries or any Guarantor pursuant hereto shall be deemed to have been relied upon by the Lenders and the Agent, notwithstanding any investigation heretofore or hereafter made by any of them, and shall survive the making by the Lenders of any of the Loans, as herein contemplated, and shall continue in full force and effect so long as any amount due under this Agreement or the Notes or any of the other Loan Documents remains outstanding or any Lender has any obligation to make any Loans. The indemnification obligations of the Borrowers provided herein and in the other Loan Documents shall survive the full repayment of amounts due and the termination of the obligations of the Lenders hereunder and thereunder to the extent provided herein and therein. All statements contained in any certificate or other paper delivered to any Lender or the Agent at any time by or on behalf of any Borrower or any of its Subsidiaries or any Guarantor pursuant hereto or in connection with the transactions contemplated hereby shall constitute representations and warranties by such Borrower or such Subsidiary or such Guarantor hereunder.

     Section 18.    ASSIGNMENT; PARTICIPATIONS; ETC.

     Section 18.1. Conditions to Assignment by Lenders. Except as provided herein, each Lender may assign to one or more Eligible Assignees all or a portion of its interests, rights and obligations under this Agreement (including all or a portion of its Commitment Percentage and Commitment and the same portion of the Loans at the time owing to it, and the Notes held by it); provided that (a) the Agent and, unless an Event of Default shall have occurred and be continuing, the Borrower Representative each shall have the right to approve any Eligible Assignee, which approval by the Borrower Representative shall not be unreasonably withheld or delayed, (b) each such assignment shall be of a constant, and not a varying, percentage of all the assigning Lender's rights and obligations under this Agreement, (c) each such assignment shall be in a minimum amount of $10,000,000 or an integral multiple of $1,000,000 in excess thereof, (d) unless the assigning Lender shall have assigned its entire Commitment, each Lender shall have at all times an amount of its Commitment of not less than $5,000,000 and (e) the parties to such assignment shall execute and deliver to the Agent, for recording in the Register

(as hereinafter defined), an assignment and assumption, substantially in the form of Exhibit F hereto (an "Assignment and Assumption"), together with any Notes subject to such assignment. Upon such execution, delivery, acceptance and recording, from and after the effective date specified in each Assignment and Assumption, which effective date shall be at least five (5) Business Days after the execution thereof, (i) the assignee thereunder shall be a party hereto and, to the extent provided in such Assignment and Assumption, have the rights and obligations of a Lender hereunder and thereunder, and (ii) the assigning Lender shall, to the extent provided in such assignment and upon payment to the Agent of the registration fee referred to in
Section 18.3, be released from its obligations under this Agreement.

     Section 18.2. Certain Representations and Warranties; Limitations; Covenants. By executing and delivering an Assignment and Assumption, the parties to the assignment thereunder confirm to and agree with each other and the other parties hereto as follows: (a) other than the representation and warranty that it is the legal and beneficial owner of the interest being assigned thereby free and clear of any adverse claim, the assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement or the execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement, the other Loan Documents or any other instrument or document furnished pursuant hereto; (b) the assigning Lender makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Borrower or any of its Subsidiaries or any Guarantor or any other Person primarily or secondarily liable in respect of any of the Obligations, or the performance or observance by any Borrower or any of its Subsidiaries or any Guarantor or any other Person primarily or secondarily liable in respect of any of the Obligations of any of their obligations under this Agreement or any of the other Loan Documents or any other instrument or document furnished pursuant hereto or thereto; (c) such assignee confirms that it has received a copy of this Agreement, together with copies of the most recent financial statements referred to in Section 6.4 and Section 7.4 and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Assumption; (d) such assignee will, independently and without reliance upon the assigning Lender, the Agent or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement; (e) such assignee represents and warrants that it is an Eligible Assignee; (f) such assignee appoints and authorizes the Agent to take such action as agent on its behalf and to exercise such powers under this Agreement and the other Loan Documents as are delegated to the Agent by the terms hereof or thereof, together with such powers as are reasonably incidental thereto; (g) such assignee agrees that it will perform in accordance with their terms all of the obligations that by the terms of this Agreement are required to be performed by it as a Lender; and (h) such assignee represents and warrants that it is legally authorized to enter into such Assignment and Assumption.

     Section 18.3. Register. The Agent shall maintain a copy of each Assignment and Assumption delivered to it and a register or similar list (the "Register") for the recordation of the names and addresses of the Lenders and the Commitment Percentages of, and principal amount of the Loans owing to, the Lenders from time to time. The entries in the Register shall be conclusive, in the absence of manifest error, and the Borrowers, the Agent and the Lenders may treat each Person whose name is recorded in the Register as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Borrowers and the Lenders at any reasonable time and from time to time upon reasonable prior notice. Upon each such recordation, the assigning Lender agrees to pay to the Agent a registration fee in the sum of $2,500.

     Section 18.4. New Revolving Credit Notes. Upon its receipt of an Assignment and Assumption executed by the parties to such assignment, together with each Note subject to such assignment, the Agent shall (a) record the information contained therein in the Register, and (b) give prompt notice thereof to the Borrowers and the Lenders (other than the assigning Lender). Within five
(5) Business Days after receipt of such notice, the Borrowers, at its own expense, (i) shall execute and deliver to the Agent, in exchange for each surrendered Note, a new Note to the order of such Eligible Assignee in an amount equal to the amount assumed by such Eligible Assignee pursuant to such Assignment and Assumption and, if the assigning Lender has retained some portion of its obligations hereunder, a new Note to the order of the assigning Lender in an amount equal to the amount retained by it hereunder and (ii) shall deliver an opinion from counsel to the Borrowers in substantially the form delivered on the Closing Date pursuant to Section 10.8 as to the enforceability of such new Notes. Such new Notes shall provide that they are replacements for the surrendered Notes, shall be in an aggregate principal amount equal to the aggregate principal amount of the surrendered Notes, shall be dated the effective date of such Assignment and Assumption and shall otherwise be in substantially the form of the assigned Notes. The surrendered Notes shall be cancelled and returned to the Borrowers.

     Section 18.5. Participations. Each Lender may sell participations to one or more banks or other entities in all or a portion of such Lender's rights and obligations under this Agreement and the other Loan Documents; provided that (a) each such participation shall be in an amount of not less than $10,000,000, (b) any such sale or participation shall not affect the rights and duties of the selling Lender hereunder to the Borrowers and the Agent and the Lender shall continue to exercise all approvals, disapprovals and other functions of a Lender, (c) the only rights granted to the participant pursuant to such participation arrangements with respect to waivers, amendments or modifications of, or approvals under, the Loan Documents shall be the rights to approve waivers, amendments or modifications that would reduce the principal of or the interest rate on any Loans, extend the term or increase the amount of the Commitment of such Lender as it relates to such participant, reduce the amount of any fees to which such participant is entitled or extend any regularly scheduled payment date for principal or interest, and
(d) no participant shall have the right to grant further participations or assign its rights, obligations or interests under such participation to other Persons without the prior written consent of the Agent.

     Section 18.6. Pledge by Lender. Notwithstanding any other provision of this Agreement, any Lender at no cost to the Borrowers may at any time pledge all or any portion of its interest and rights under this Agreement (including all or any portion of its Notes) to any of the twelve Federal Reserve Banks organized under Section 4 of the Federal Reserve Act, 12 U.S.C.
Section 341. No such pledge or the enforcement thereof shall release the pledgor Lender from its obligations hereunder or under any of the other Loan Documents.

     Section 18.7.  No Assignment by Borrowers.  None of the
Borrowers shall assign or transfer any of its rights or obligations under any of the Loan Documents without prior
Unanimous Lender Approval.

     Section 18.8. Disclosure. The Borrowers agree that, in addition to disclosures made in accordance with standard banking practices, any Lender may disclose information obtained by such Lender pursuant to this Agreement to assignees or participants and potential assignees or participants hereunder; provided that such assignees or potential assignees shall be Eligible Assignees. Any such disclosed information shall be treated by any assignee or participant with the same standard of confidentiality set forth in Section 7.10 hereof.

     Section 18.9. Syndication. The Borrowers acknowledge that the Agent intends, and shall have the right, by itself or through its Affiliates, to syndicate or enter into co-lending arrangements with respect to the Loans and the Total Commitment pursuant to this Section 18, and the Borrowers agree to cooperate with the Agent's and its Affiliate's syndication and/or co-lending efforts, such cooperation to include, without limitation, the provision of information reasonably requested by potential syndicate members.

     Section 19. NOTICES, ETC. Except as otherwise expressly provided in this Agreement, all notices and other communications made or required to be given pursuant to this Agreement or the Notes shall be in writing and shall be delivered in hand, mailed by United States registered or certified first class mail, postage prepaid, sent by overnight courier, or sent by facsimile and confirmed by delivery via courier or postal service, addressed as follows:

     (a) if to any Borrower or any Guarantor, to the Borrower Representative at Sovran Self Storage, Inc., 5166 Main Street, Williamsville, New York 14221, Attention: Mr. David L. Rogers, Chief Financial Officer, with a copy to Phillips, Lytle, Hitchcock, Blaine & Huber LLP, One Marine Midland Center, Buffalo, New York 14203, Attention: Mr. Frederick G. Attea, or to such other address for notice as the Borrower Representative or any Guarantor shall have last furnished in writing to the Agent;

     (b) if to the Agent, at 111 Westminster Street, Mail Code RI-MO-215, Providence, Rhode Island 02903, Attention: Mark E. Dalton, Vice President, or such other address for notice as the Agent shall have last furnished in writing to the Borrowers, with a copy to Paul M. Vaughn, Esq., Bingham Dana LLP, 150 Federal Street, Boston, Massachusetts 02110, or at such other address for notice as the Agent shall last have furnished in writing to the Person giving the notice; and additionally, for any Completed Revolving Credit Loan Request, to Agency Services, Fleet Corporate Administration, Mail Stop MA OF D05P, One Federal Street, Boston, Massachusetts 02110, Attention: Timothy J. Callahan, Senior Loan Administrator; and

     (c)  if to any Lender, at such Lender's address set forth on
Schedule 1.2 hereto, or such other address for notice as such Lender shall have last furnished in writing to the Person giving the notice.

     Any such notice or demand shall be deemed to have been duly given or made and to have become effective (i) if delivered by hand, overnight courier or facsimile to the party to which it is directed, at the time of the receipt thereof by such party or the sending of such facsimile with electronic confirmation of receipt and (ii) if sent by registered or certified first-class mail, postage prepaid, on the fifth Business Day following the mailing thereof.

     Section 20. GOVERNING LAW; CONSENT TO JURISDICTION AND SERVICE. THIS AGREEMENT AND EACH OF THE OTHER LOAN DOCUMENTS, EXCEPT AS OTHERWISE SPECIFICALLY PROVIDED THEREIN, ARE CONTRACTS UNDER THE LAWS OF THE STATE OF NEW YORK AND SHALL FOR ALL PURPOSES BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK (EXCLUDING THE LAWS APPLICABLE TO CONFLICTS OR CHOICE OF LAW). EACH OF THE BORROWERS AND THE GUARANTORS AGREES THAT ANY SUIT FOR THE ENFORCEMENT OF THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK, NEW YORK OR ANY FEDERAL COURT SITTING IN NEW YORK, NEW YORK AND CONSENTS TO THE NON-EXCLUSIVE JURISDICTION OF SUCH COURTS AND THE SERVICE OF PROCESS IN ANY SUCH SUIT BEING MADE UPON THE BORROWERS OR THE GUARANTORS BY MAIL AT THE ADDRESS SPECIFIED IN SECTION 19. THE BORROWERS AND EACH OF THE GUARANTORS HEREBY WAIVES ANY OBJECTION THAT EITHER OF THEM MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH SUIT OR ANY SUCH COURT OR THAT SUCH SUIT IS BROUGHT IN AN INCONVENIENT COURT.

     Section 21. HEADINGS. The captions in this Agreement are for convenience of reference only and shall not define or limit the provisions hereof.

     Section 22. COUNTERPARTS. This Agreement and any amendment hereof may be executed in several counterparts and by each party on a separate counterpart, each of which when so executed and delivered shall be an original, and all of which together shall constitute one instrument. In proving this Agreement it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom enforcement is sought.

     Section 23. ENTIRE AGREEMENT, ETC. The Loan Documents and any other documents executed in connection herewith or therewith express the entire understanding of the parties with respect to the transactions contemplated hereby. Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated, except as provided in Section 25.

     Section 24. WAIVER OF JURY TRIAL AND CERTAIN DAMAGE CLAIMS. EXCEPT TO THE EXTENT EXPRESSLY PROHIBITED BY LAW, EACH OF THE BORROWERS, EACH OF THE GUARANTORS, THE AGENT AND EACH OF THE LENDERS HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ITS RESPECTIVE RIGHTS TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT, THE REVOLVING CREDIT NOTES OR ANY OF THE OTHER LOAN DOCUMENTS, ANY RIGHTS OR OBLIGATIONS HEREUNDER OR THEREUNDER OR THE PERFORMANCE OF SUCH RIGHTS AND OBLIGATIONS OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. EXCEPT TO THE EXTENT EXPRESSLY PROHIBITED BY LAW, EACH OF THE BORROWERS AND EACH OF THE GUARANTORS HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT ANY OF THEM MAY HAVE TO CLAIM OR RECOVER IN ANY LITIGATION REFERRED TO IN THE PRECEDING SENTENCE ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES OR ANY DAMAGES OTHER THAN, OR IN ADDITION TO, ACTUAL DAMAGES. EACH OF THE BORROWERS AND THE GUARANTORS (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY LENDER OR THE AGENT HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH LENDER OR THE AGENT WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVERS AND (B) ACKNOWLEDGE THAT THE AGENT AND THE LENDERS HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS TO WHICH THEY ARE PARTIES BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS CONTAINED HEREIN.

     Section 25. CONSENTS, AMENDMENTS, WAIVERS, ETC. Except as otherwise expressly provided in this Agreement, any consent or approval required or permitted by this Agreement may be given, and any term of this Agreement or of any of the other Loan Documents may be amended, and the performance or observance by any Borrower or any Guarantor of any terms of this Agreement or the other Loan Documents or the continuance of any default, Default or Event of Default may be waived (either generally or in a particular instance and either retroactively or prospectively) with, but only with, the written consent of the Required Lenders.

     Notwithstanding the foregoing, Unanimous Lender Approval shall be required for any amendment, modification or waiver of this Agreement that:

               (i) reduces or forgives any principal of any unpaid Loan or any interest thereon (including any interest "breakage" costs) or any fees due any Lender hereunder, or permits any prepayment not otherwise permitted hereunder; or

              (ii) changes the unpaid principal amount of, or the rate of interest on, any Loan; or

             (iii) changes the date fixed for any payment of principal of or interest on any Loan (including, without limitation, any extension of the Maturity Date) or any fees payable hereunder; or

              (iv)  changes the amount of any Lender's Commitment
          (other than pursuant to an assignment permitted under Section 18.1 hereof) or increases the amount of the Total Commitment; or

               (v) releases or reduces the liability of any Guarantor pursuant to its Guaranty other than as provided in Section 5; or

              (vi)  modifies this Section 25 or any other
          provision herein or in any other Loan Document which by the terms thereof expressly requires Unanimous Lender
          Approval; or

             (vii)  amends any of the provisions governing
          funding contained in Section 2 hereof; or

            (viii) changes the rights, duties or obligations of the Agent specified in Section 14 hereof (provided that no amendment or modification to such Section 14 or to the fee payable to the Agent under this Agreement may be made without the prior written consent of the Agent); or

              (ix) changes the definitions of Required Lenders or Unanimous Lender Approval.

No waiver shall extend to or affect any obligation not expressly waived or impair any right consequent thereon. No course of dealing or delay or omission on the part of the Agent or the Lenders or any Lender in exercising any right shall operate as a waiver thereof or otherwise be prejudicial to such right or any other rights of the Agent or the Lenders. No notice to or demand upon any Borrower shall entitle any Borrower to other or further notice or demand in similar or other circumstances.

     Section 26. SEVERABILITY. The provisions of this Agreement are severable, and if any one clause or provision hereof shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect only such clause or provision, or part thereof, in such jurisdiction, and shall not in any manner affect such clause or provision in any other jurisdiction, or any other clause or provision of this Agreement in any jurisdiction.

     IN WITNESS WHEREOF, the undersigned have duly executed this Agreement as a sealed instrument as of the date first set forth above.

                              SOVRAN SELF STORAGE, INC.


                              By:
                              Name:
                              Title:


                              SOVRAN ACQUISITION LIMITED
                                PARTNERSHIP

                              By:  Sovran Holdings Inc.,
                                     its general partner


                              By:
                              Name:
                              Title:


                              FLEET NATIONAL BANK,
                                individually and as Agent


                              By:
                              Name:
                              Title:


                              FIRST UNION NATIONAL BANK


                              By:
                              Name:
                              Title:

                              CREDITANSTALT CORPORATE FINANCE,
                                INC.


                              By:
                              Name:
                              Title:



                              By:
                              Name:
                              Title:



                              CRESTAR BANK


                              By:
                              Name:
                              Title:



                              PNC BANK, NATIONAL ASSOCIATION


                              By:
                              Name:
                              Title:



                              MARINE MIDLAND BANK


                              By:
                              Name:
                              Title:


                              DRESDNER BANK AG, NEW YORK
                                BRANCH AND GRAND CAYMAN
                                BRANCH


                              By:
                              Name:
                              Title:


                              By:
                              Name:
                              Title:

                               Schedule 1.2



Lender                        Commitment Amount   Commitment Percentage

Fleet National Bank
One Federal Street
Boston, MA  02110                $ 26,250,000               17.5%

First Union National Bank
One First Union Center
Charlotte, NC  28288-0166        $ 26,250,000               17.5%

Creditanstalt Corporate Finance, Inc.
Two Greenwich Plaza
Greenwich, CT  06830-6353        $ 26,250,000               17.5%

Crestar Bank
8245 Boone Boulevard, Suite 820
Vienna, VA  22181-3872           $ 18,750,000               12.5%

PNC Bank, National Association
249 Fifth Avenue
Pittsburgh, PA  15222            $ 18,750,000               12.5%

Marine Midland Bank
One Marine Midland Center
Buffalo, NY  14203-2842          $ 18,750,000               12.5%

Dresdner Bank AG, New York Branch
  and Grand Cayman Branch
75 Wall Street
New York, NY  10005-2886         $ 15,000,000               10.0%

TOTAL                            $150,000,000               100%